SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



upside finance

Economic and Financial Study
Calculation of the Grant Amount

A complete report with new publication from CNPE to define the value added to the grants

Under Law 14182/2021

PRODUCT 5 – CONTRACT No. ECE-DSS-4588/2021

DECEMBER 2021

UPSIDE FINANÇAS CORPORATIVAS LTDA.
Rua Barão do Triunfo, 612- Rooms 301 to 305
Brooklin - São Paulo - State of São Paulo - CEP (Zip Code): 04602–002
administrativo@upsidefinance.com.br
www.upsidefinance.com.br
Phone number +55 (11) 3016-1530



Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

Summary

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

I. Glossary

Added Value (VA): It refers to the marginal outcome from the difference between the Capitalization Scenario and the Current Scenario in the present value for each cash generating unit (CGU).

ANEEL: National Agency of Electric Energy, independent authority linked to the Ministry of Mines and Energy, was created to regulate the Brazilian electricity sector.

BASE DATE: Refers to the Base Date considered to determine the Net Present Value, i.e., January 1, 2022.

Capitalization Scenario or Capitalization Flow: Cash flow after the capitalization of Eletrobras as determined by Law 14.182/2021, which replaces the current concession contracts with 30-year concession contracts, considering the power plants as independent energy producers.

Cash Generating Unit (CGU): Refers to the smallest identifiable group of assets that generate commercial returns. For this report, it refers to the analysis of each power plant (HPP, SHP) of the scope of analysis.

CPC: Abbreviation for Accounting Pronouncements Committee. Conceived from the union of efforts and communion of different accounting entities to ensure the international convergence of accounting standards.

CSLL: "Social Contribution on Net Income", federal income tax (after calculating the operating income).

Current Scenario or Current Flow: Cash flow considering the concession contracts under current legislation.

DECOMP: Model used to determine the power generation dispatch that minimizes the total operating cost over the planning period.

DESSEM: Model for scheduling the operation of hydrothermal systems at an interval up to half an hour, and a horizon of up to two weeks.

EBIT: Acronym for "Earnings Before Interest and Taxes". Refers to the profit before financial charges (interest payments) and taxes are discounted, an indicator that reflects the company's income before interests and tax deductions.

EBITDA: Acronym for "Earnings Before Interest, Taxes, Depreciation, and Amortization".

EBT: Acronym for "Earnings Before Tax", which corresponds to the difference between revenues and expenses, excluding taxes.

FCFF: Acronym for "Free Cash Flow to Firm". Refers to a measure of financial performance that indicates the cash generated after costs, taxes, and investments. It is commonly used for calculating project profitability without leverage.

Financial Model: Financial-economic model produced by Upside to determine the Total Added Value ($\mathbf{VA}_{total}$) and the Grant Bonus.

Fortran: programming language designed to solve various types of equations and mathematical operations.

Forward Price: Energy's price for future delivery, which depends on the purchased volume, on the price of the contract, and on the buyers/sellers' strategy.

GF: Physical guarantee

Grant bonus: Portion of the total Added Value allocated: (i) 50% deducted from required indemnities and revitalizations to the Federal Government, with payment in a single installment; and (ii) 50% to the Energy Development Account (CDE), with payment flow to be defined by the Energy Policy National Council (CNPE).

GSF: "Generating Scaling Factor", Refers to the ratio between the volume of energy generated by the MRE power plants and the total Physical Guarantee of these power plants, which is calculated monthly.

Hedge: instrument to secure prices of certain assets for future purchase or sale. Thus, the risks offered by fluctuations in the financial market are reduced. In this regard, the company can ensure the amount it wishes to pay or receive on a certain date.

IR: "Income Tax", federal income tax (after calculating the operating income).

IRR: "Internal Rate of Return", based on the annual free cash flow balance (investments + pre-operating expenses – net income), less depreciation and cash inflows and outflows from financing.

IS: Income Statement for the Year.

Marginal Cash Flow: Refers to the difference, for each Cash Generating Unit (CGU), between the flow from the new concession contracts defined by Law 14182/2021 (Capitalization Scenario) and the pre-capitalization cash flow (i.e., before the effects of Law 14182/2021 or Current Scenario). The marginal cash flow discounted by the discount rate to be defined (WACC) will result in the Added Value for each CGU.

Matlab: high-performance interactive software aimed at numerical calculation.

MM: Million.

MRE: Portuguese Acronym for "Mecanismo de Realocação de Energia", meaning "Energy Reallocation Mechanism", refers to the mechanism for sharing the risks associated with optimizing electricity resources of the National Interconnected System – SIN.

Neural Network: According to the definition presented in the public website from the Institute of Mathematical and Computational Science from the University of São Paulo (ICMC-USP), artificial neural networks are computational techniques that uses a mathematical model inspired by the intelligent organism's neural structure that acquire knowledge through experience. Available at: <https://sites.icmc.usp.br/andre/research/neural/#intro>. Accessed on: 12/23/2021.

Newave: Model that estimates the future cost of energy and translates to DECOMP the impact of the use of water stored in the reservoirs.

NPV: "Net Present Value" is the sum of future free cash flows and a residual value, brought to the present value at a certain discount rate.

O&M: Operation and maintenance.

ONS: "Operador Nacional do Sistema" [National System Operator], a Brazilian private non-profit entity in charge of coordinating and controlling the operation of the electricity generation and transmission facilities of the National Interconnected System.

OPEX: "Operational Expenditure". Designates the amount that shall be expended to maintain the capital assets of a certain company in operation, namely equipment and installations.

PIE: "Produtor Independente de Energia" [Independent Energy Producer], a regime under which revenue is obtained through contracts in a Free Trading Environment.

PIS/COFINS: "Social Integration Program and Contribution to Financing Social Security", federal taxes levied on gross revenue in the non-cumulative regime.

PLD: "Difference Settlement Price" (spot price), used to assign a value to the volumes of energy settled through the Electric Energy Trading Chamber–CCEE (difference between electricity contracted and electricity consumed or generated).

P-value: The p-value is defined as the probability of observing a test statistic value greater than or equal to the one actually found. The naming conventions P10, P25, P50, P75 and P90 used in this Report indicate this level of probability at 10%, 25%, 50%, 75% and 90% generally applied at a level of NPV.

REH: "Ratifying Resolution", public consultation document published by ANEEL.

Relevant fact: Refers to the document published by Eletrobras on February 23, 2021, which comments on assumptions considered and results

R-Squared: A statistical measure that determines the proximity of the data to the fitted regression line – also known as the "coefficient of determination", or the explanatory degree of a linear regression. The closer to 1, the better the statistical fit to the variable explained.

Total Added Value (VA_{total}): It refers to the sum of each added value for every power plant that is object of this Report analysis. It is discounted from the value the indemnities of Tucuruí HPP and Curuá-Una HPP.

Variable: Critical Variables are those that, when modified, produce significant behavior and performance shifts on the project. Consequently, they affect the project's Internal Return Rate (IRR), Shareholder's Return (Shareholder IRR), and so on. Non-critical Variables are those that do not significantly affect the results from the project. It can be used, though, as flags for other events that might influence the project's result.

WACC: Acronym for "Weighted Average Cost of Capital". It represents the discount rate to be used to determine the discounted cash flow available to the firm. Determined by the opportunity cost of shareholders and the cost of third-party capital, weighted by their amounts.

II. Disclaimer

Upside Finanças Corporativas Ltda. ("Upside") was contracted by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company") to provide specialized services to support the decision of the senior management, which aims to define the grant amount in the possible privatization process of the Company, establishing scenarios, evaluating the positive and negative impacts related to the submission of Provisional Measure (MP) 1031/21 by the Ministry of Mines and Energy (MME) to the House of Representatives, as well as Relevant Fact published by Eletrobras on 02/23/2021, and possible regulatory alternatives, as provided for in the Auction Notice of Electronic Auction DSS 10/2021 ("Auction Notice") and its Exhibits (Exhibit I of this Report). This Economic and Financial Study Report - Calculation of the Grant Amount ("Report" or "Study") with the data forward by CNPE for the definition of the granting aggregated was prepared by Upside based on information and assumptions provided by the Company, as well as on public information and critical variables converged by Upside and Eletrobras ("Information"), without Upside's independent verification of such Information.

Upside used the exact Information presented or discussed with the Company and, in preparing the Report, it was considered that the Information reflects the Company's most accurate parameters and assessment of the business and the markets in which it operates. Upside adopted that the Information is true, accurate, complete, and sufficient and that no other information that could be relevant in the scope of the work was not made available to Upside; therefore, no evaluation, verification, or inference on the Information was performed, so Upside undertakes no responsibility for independent investigations into the Information.

This Report does not represent a proposal, request, advice, or recommendation from Upside about any investment or divestment decision, of any nature, present, or future ("Transaction").

Upside's analysis does not include legal, contractual, environmental, land, corporate, tax, accounting, fiscal, and/or technical audit services; thus, Upside will only be responsible for the advisory services provided within its scope of work, as

established in the Auction Notice (Exhibit I of this Report), not including the verification and criticism of any assumptions and other legal, contractual, environmental, land, corporate, engineering, tax, accounting, fiscal and/or technical data not expressly contracted. Eletrobras shall carry out its own independent analysis of the aspects not expressly contracted, directly or through specialized consultants.

Considering the new publication of data from the competent authority through CNPE Resolution 30 of December 21, 2021, this Report was elaborated as product 5.b) described on the Terms of Reference from the Auction Notice (Exhibit I of this Report), which is: *"Final report that must evaluate, in addition to the abovementioned topics, the data that will be sent by the competent authority to define the added value to the grants of the new concession contracts under the terms of current legislation and regulations"*. Therefore, this Report consists on the last product of the services, regardless of any event on the Eletrobras privatization process that may occur after the submission of this Report, as well as regardless of the impacts on the analysis herein developed.

The base date used on this Report is January 1st, 2022 ("BASE DATE") and the Report was concluded on January 3, 2022.. This Report is based on Information made available to Upside until the date of its conclusion, considering the market, economic, and other conditions as they were presented and how they could be evaluated up to the completion date. Although future events and other outcomes may affect the conclusions presented in this Report, Upside has no obligation to update, revise, rectify, or revoke this Study, in whole or in part, because of any development or information made available after the completion date or for any other reason or subsequent event, unless expressly mentioned in the contract.

In addition, this Study may contain forward-looking statements, forecasts, estimates, and projections ("Forward-Looking Statements"). Upside does not undertake any responsibility regarding the Forward-Looking Statements contained in this Report, nor regarding their correctness, accuracy, completeness, and sufficiency, as well as the format they present. The financial calculations contained in this Report themselves may not result in an accurate sum due to rounding.

As the analysis and figures are based on forecasts of future income provided by or which data were provided by the Company, they do not necessarily suggest the achievement of actual financial income, which may be significantly more or less favorable than those indicated in the Report. If any of the premises and related variables listed does not materialize or if, in any case, the Information proves to be incorrect, incomplete, insufficient, or inaccurate, the conclusions of this Report may change substantially. Considering that these analyses are intrinsically and inevitably subject to uncertainties, being based on various events and factors beyond our control and the control of the Company, Upside will not be held liable if future incomes are substantially different from those incomes presented in this Report.

All financial projections that have been and will be made for Eletrobras and made available by Upside have been or will be prepared in good faith, based on reasonably acceptable assumptions.

Although this Report contains a risk analysis, the treatment of identified risks or any suggestion, recommendation, assessment or critique of the risk mitigation strategy is not included in the scope of Upside, since they are not provided for in the Auction Notice (Exhibit I of this Report). The Company has its own risk analysis and management strategy, to which Upside did not have access, Upside performed its analysis for the sole purpose of supporting the analysis of attractiveness scenarios by Eletrobras. Moreover, Upside does not intend to exhaust the risks associated with Eletrobras' privatization process in this Report, but merely to identify them and, when necessary, consider them in the economic and financial modeling covered in this Study. Accordingly, the Company should base its decisions on its own risk analysis, or with the assistance of specialized third-party consultants. Therefore, under the terms and limitations of the Auction Notice (Exhibit I of this Report), Upside shall not be responsible for any treatment, management or mitigation of risks, which should be performed by Eletrobras.

Furthermore, the Auction Notice (Exhibit I of this Report) also does not provide for any definition, recommendation, suggestion, evaluation or critique of the energy trading strategy, which was defined and will be implemented by Eletrobras. In this regard, Upside used the energy trading guidelines determined by Eletrobras, without

conducting any kind of gaging, critique or review of these guidelines, and the projections made are not intended to replicate specific trading strategies or subjective perceptions/expectations, which are impossible to predict. That having been stated, the modeling performed by Upside sought to estimate the value of energy trading based on concrete data available up to the BASE DATE. Hence, Upside is not responsible for the energy trading strategy adopted by Eletrobras.

It is important to note that, in the December 15th, 2021 Plenary Session of the Brazilian Federal Court of Auditors, available at the Official YouTube Channel of the referred Court, (https://www.youtube.com/watch?v=Tq2chFMol5U, accessed in 12/16/2021), in oral manifestation regarding case TC008.845/2018-2, a procedure with the objective of *"monitoring Eletrobras privatization, its sectorial impacts, for the consumer and for the Union, considering even the scenario in which the privatization is not carried out",* Minister Benjamin Zymler exposed the impossibility to predict what shall happen in a 30 years' time frame – term of extension of the Eletrobras grants.

During his speech, the Minister highlighted that "*any study* [of economic-financial modeling, notably on the privatization of Eletrobras] *is not a mathematical equation in which the aim is to verify the value of the variable x*". Thus, it is not possible that the results of the economic-financial modeling are exact and precise, even when the studies use "*sophisticated methodologies*". That is because the studies use mathematical models that *"assume that the future is a statistic projection of the past"*, i.e., "*are probabilistic methods that aim the future*", but yet, are subject to failure – not due to lack of diligence or knowledge of the analysts, but rather because of the limitation of the mathematical instruments available.

Thus, as recognized by Minister Benjamin Zymler, there is no instrument capable of predicting the future energy prices – which is the main variable of this Study. To conduct the necessary price projections, Upside has included in its Technical Team renowned specialists of the Brazilian electric sector, as listed in section III.2.2 – Qualifications of Specialist Professionals. Moreover, Upside has used the best methodology currently available.

The Report must be read and interpreted considering the restrictions mentioned herein; therefore, it does not constitute a judgment, opinion, or recommendation to any Interested Parties and third parties regarding the convenience, fairness of price, or opportunity of any Transaction. Upside, therefore, does not undertake and is not responsible for any damage or loss, direct or indirect, or loss of profits that may arise from this Report.

This Report is provided in the English and Portuguese languages. In the event of a conflict between the English and the Portuguese texts, the Portuguese version shall prevail.

III. Initial Considerations

This Study is part of the process of Eletrobras' privatization. On February 23, 2021, the federal government delivered to the National Congress the Provisional Measure (MP) 1031/2021, to allow the National Bank for Economic and Social Development (BNDES) to proceed with studies that would structure the capitalization of Eletrobras.

After the regular procedure in both Houses of the National Congress, the House of Representatives approved Provisional Measure (MP) 1031/2021 on June 21, 2021, which was submitted for approval of the Brazilian Presidency. On July 12, 2021, such Provisional Measure was converted into Law 14182/2021, with vetoes by the Brazilian Presidency.

In the period between the publication of Provisional Measure 1031/2021 and the publication of Law 14182/2021, Eletrobras released the Auction Notice (Exhibit I of this Report) of Electronic Auction DSS 10/2021 ("Auction Notice") for *"hiring specialized services to support the decision of the senior management, which aims to define the value of the grant in the possible privatization process of the Company, establishing scenarios, evaluating the positive and negative impacts related to the submission of Provisional Measure 1031/21 by the Ministry of Mines and Energy (MME) to the House of Representatives, as well as the relevant fact published by Eletrobras on 02/23/2021, and possible regulatory alternatives, according to the conditions established in the Auction Notice"*.

In this context, according to Contract No. ECE-DSS-4588/2021 ("Contract"), entered into on July 7, 2021, Upside was hired by Eletrobras to calculate the value of the grant in the Company's privatization process, in support of the decision of the high management of Eletrobras.

That said, this chapter will expose the context of the work that resulted in this Report.

III.1. Justification of the Works

Initially, it is observed that according to Law 14182/2021, the privatization of Eletrobras is subject to the granting of new generation concessions and attributes to the National Energy Policy Council (CNPE), chaired by the Minister of State for Mines and Energy (MME), the competence to calculate the Total Added Value and the consequent grant bonus.

Indeed, at an extraordinary meeting held on August 31, 2021, the CNPE determined, under CNPE Resolution 15/2021, that the grant bonus to be paid to the Federal Government will be R$ 23.2 billion. At the same time, it established that R$ 29.8 billion of the Total Added Value would be allocated to the Account for Energy Development (CDE, Portuguese acronym for "Conta de Desenvolvimento Energético"), as determined by Law 14182/2021. Subsequently, CNPE Resolution No. 30, of December 21, 2021, amended CNPE Resolution No. 15, changing to R$ 25.3 billion the grant bonus to be paid to the Federal Government, in addition to R$ 32.1 billion of the Total Added Value allocated to the CDE.

Nonetheless, while the calculation had not yet been determined, Eletrobras opted for an independent analysis through a specialized consulting firm for this scope, to add knowledge and experience so a better analysis of the capitalization proposal could be made, in order to support the Proposal of the Eletrobras Management Team that will be submitted to the General Meeting of Shareholders.

This hiring is justified because, as described in the Auction Notice (Exhibit I of this Report), good Corporate Governance is measured by the four pillars Corporate Responsibility, Accountability, Equity, and Transparency. Thus, the company must conduct its business diligently to perpetuate itself and must ensure its economic and financial viability, reduce negative externalities and increase the positive externalities of its business and transactions, considering, in its business model, the various capitals (financial, human, intellectual, etc.) of the company in the short, medium, and long term.

It is noteworthy that, despite the BNDES having the competence to execute and monitor the privatization process (art. 1, Paragraph 3 of Law 14182/2021), Eletrobras is responsible for contracting the specialized technical services necessary to carry out the issue and public offering of shares, as well as adopting the other measures necessary to implement the capitalization, according to art. 1, paragraph 1, items III and IV, of CPPI Resolution 176, of April 27, 2021.

Therefore, executing the economic-financial modeling of the premises and methodology approved by Eletrobras is an adequate measure to the current legislation, as well as the Company diligence duties. That said, the history and main experiences of the consultancy advising Eletrobras and which prepared this Report are highlighted below.

III.2. About Upside

Upside was founded in June 2000 by Humberto Bizerril Gargiulo, previously an executive at large national and international financial institutions such as Unibanco, Banco Santander, Citibank, Lloyds, and Chase.

Upside was a pioneer in advising the largest agents in the electricity sector and has in its track record operations of great relevance, such as the funding and advisory services at auction for the Belo Monte HPP (11,233.1 MW), Substations and Transmission Lines of the Complex Madeira River Hydroelectric (2,300 Km), First Project Finance with China Development Bank in the country and Petrobras' Logum pipeline.

Since its foundation, Upside independently advises the most diverse investment decisions in the infrastructure area, promoting debt and equity structuring solutions with national and international sources.

During its more than 20 years of operation, Upside has already provided services to the main companies in the infrastructure sector, such as Ecovix, Duke Energy, Planova, CPFL, Eletronorte, Eletrosul, BR Distribuidora, Desenvix (currently

Stratkraft Energias Renováveis), CEEE, Norte Energia, Chesf, Furnas, Sinop, State Grid, Engie Camargo Correia, GE.

With remarkable expertise in advising on Public Concession Auctions, Economic and Financial Analysis, Business Plans, Corporate and Structured Finance, Due Diligence, Project Finance, Issue of Technical Reports, structuring of public-private partnerships, Mergers and Acquisitions (M&A) and Valuation, Upside has a position with the largest banks in the sector in the Anbima Ranking of Project Financing from 2011 to 2019, occupying the 1st place as an Independent Financial Advisor.

In addition to being a pioneer in advising large agents in the infrastructure sector throughout the country, Upside advised, in total, R$ 11.76 billion in Valuation and M&A. Added to the other scopes of the company's work, the value of projects advised exceeds R$ 102.9 billion, divided into 135 transactions.

Upside is committed to the highest standards of integrity and business ethics and, convinced that the best path requires good practices and corporate governance, has invested in hiring a Compliance Officer and in the following management and internal control tools: Code of Conduct, Ethics Channel, Due Diligence of Business Partners, and Training in Business Ethics - Compliance.

III.2.1. Main Company Experiences

Table 1 below lists Upside's main experiences throughout its twenty-one (21) years of operation.

Table 1: Upside's Main Experiences

Contracting Party	Project	Description	Transaction Value	Year
Furnas	Tijoá Participações	Economic and financial evaluation of Tijoá Energia.	CONFIDENTIAL	2020
CEEE-GT	Lot 6 of the Transmission Auction (TA) ANEEL 001/2020	Financial advisory service at auction for granting a government service concession through a bidding process in the form of an auction.	191,950,000.00	2020
CEEPower and Brafer	Litoral Sul Transmissora de Energia (LSTE)	M&A advisory on the sale of LSTE to EDP Energias Renováveis.	405,000,000.00	2019

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

CES	HPP Sinop	Advisory in the long-term fundraising process (issue of simple debentures)	236,000,000.00	2018
State Grid	Canarana Transmissora de Energia	Advisory on ANEEL Transmission Auction and Advisory on Fundraising (BNDES)	180,980,000.00	2018
State Grid	Paranaita Ribeiraozinho Transmissora de Energia	Advisory on ANEEL Transmission Auction and Advisory on Fundraising (BNDES)	922,670,000.00	2018
Eicomnor Engenharia, leader of the Consortium	PMI CGP No. 01/2017 - Public Lighting System of the Municipality of Nova Mutum - MT	Studies for the restructuring, expansion, maintenance, modernization, and operation of the Public Lighting System in the Municipality of Nova Mutum (MT), including analysis of technical, economic and financial and legal feasibility of carrying out a PPP.	234,261,789.00	2017
Furnas	thirty-five (35) projects between wind, thermoelectric, photovoltaic, and hydroelectric	Specialized consultancy in corporate finance to provide technical support to the financial area, update the business plan and financial studies.	CONFIDENTIAL	2017
CES	HPP Sinop	Advisory on the long-term fundraising process (BNDES)	1,460,000,000.00	2016
Ecovix	RG Estaleiros S.A; RG Estaleiros ERG 1; S.A.; RG Estaleiros ERG 2 S.A.; RG Estaleiros ERG 3 Industrial S.A.	Economic and Financial Feasibility Analysis	2,774,200,000	2015
CES	HPP Sinop	Advisory in the short-term fundraising process (issue of simple debentures)	300,000,000.00	2015
CES	HPP Sinop	Auction Advisory	1,780,000,000.00	2014
Petrobras Distribuidora S.A.	Logum Logística S.A.	Feasibility analysis and economic and financial profitability of the company Logum Losgística S.A.	CONFIDENTIAL	2013
Norte Energia	HPP Belo Monte	Financial Advisor in the preparation of Economic and Financial Projects and the structuring of Financial Operations aimed at long-term fundraising from the BNDES.	22,500,000,000.00	2013
Energen Energias Renováveis S.A.	Barra dos Coqueiros Wind Farm	First Project Finance with the China Development Bank (CDB) in Brazil on long-term fundraising for the implementation of the Farm.	56,000,000.00 (USD)	2012
Norte Energia	HPP Belo Monte	Advisory in the short-term fundraising process (BNDES), with (i) development of the economic and financial model; and (ii) support in reviewing and discussing the contract.	1,087,000,000.00	2011
Norte Energia	HPP Belo Monte	Advisory on Auctions, contracting suppliers, attracting investors, and defining the financing structure of HPP Belo Monte.	26,000,000,000.00	2010
Eletronorte	TPP Barcarena	Due Diligence to assess the feasibility of implementation	2,680,000,000.00	2007

Eletrosul	HPP Salto Pilão	Contract 1: Economic Engineering; Sensitivity Analysis (with break-even), Energy Price Variation and price sensitivity and Project Finance structure; Contract 2: Economic and financial consistency report.	377,600,000	2005
Eletrosul	HPP Cubatão	Consulting Engineering Services for the Analysis/Assessment of Feasibility, Preliminary Price Analysis, and contractual and regulatory aspects of Cubatão Hydroelectric Power Plant Project.	136,700,000	2005
CAE South America Flight Training do Brasil Ltda.	CONFIDENTIAL	Economic and financial assessment for the purchase of a logistics company located in Chile. The name of the company is CONFIDENTIAL.	CONFIDENTIAL	2004

III.2.2. Qualifications of Specialist Professionals

In alphabetical order:

Alexandre Akira Kariatsumari – Graduated in Civil Engineering from the State University of Campinas (Unicamp), graduating in MBA EAD Finance at Foundation for Research and Development in Administration, Accounting and Economics (Fundace) at FEA-RP/USP. He has experience in fixed assets valuation for Purchase Price Allocation (PPA), Impairment test, management and accounting purposes. He is currently a financial modeling analyst at Upside, assisting in the economic and financial valuation, fundraising processes and technical reports.

Edinaldo Paulo Tenório V. do Amaral – Graduated in Law from the Federal University of Pernambuco (UFPE), he took a course in Project Finance from the Brazilian Association of Infrastructure and Basic Industries (Abdib). He is currently a partner at Amaral, Paes de Andrade e Figueirêdo Advogados, and is specialized in public law, with experience in Administrative, Constitutional, Economic, and Regulatory Law. His expertise includes the structuring of concession projects and legal advisory for companies participating in public competitions.

Edvaldo Santana – Qualified Professional of the Execution Team. Ph.D. in Production Engineering from the Federal University of Santa Catarina. Full Professor at UFSC from 1994 to 2013. Market Superintendent at ANEEL between 2000 and 2005. Officer at ANEEL for two terms of office between 2005 and 2013. CEO of ABRACE between 2016 and 2019. Vice President of Strategies and New Business at

Electra Energy until March 2020. Lattes Curriculum: http://lattes.cnpq.br/7860414535351286

Gustavo Oshiro Henriques - Qualified Professional of the Execution Team. He has over ten (10) years of experience, and his curriculum includes activities related to corporate finance in Brazil, such as advisory, structuring, and fundraising via banks and capital markets, from which the operations of State Grid Brazil Holding and HPP Sinop stands out. Bachelor's in Economics from the University of São Paulo (USP), he has experience developing economic and financial models and tools for Project Finance, project evaluation and analysis. He coordinated the preparation of appraisal reports, financial due diligence, sectorial and macroeconomic technical notes. He led the participation in financial advisory services for infrastructure concession auctions.

Humberto Bizerril Gargiulo - Qualified Leadership Professional. With more than forty (40) years of experience, he has in his resumé, in the last five (5) years, activities related to Valuation of the following energy companies in Brazil: HPP Sinop, Transmissora Porto Alegrense de Energia (TPAE), Transmissora Delmiro Gouveia (TDG), Extremoz Transmissora Do Nordeste (ETN), Pantanal Transmissão S.A., Firminópolis Transmissão S.A., Caldas Novas Transmissão S.A., and Paineira Participações e Empreendimentos Ltda. (according to its shareholding in SHPs, WPPs, and HPPs). Prior to the last five (5) years, the professional coordinated the Valuation service of Rio Grande Estaleiro (for Ecovix), of Linha Verde Transmissora de Energia S.A. (LVTE), three (3) wind projects (for Cemig), TPP Barcarena (for Eletronorte), and confidential electric energy generation projects (for CPFL). Post-Graduated in Management Development by PDG and founder of Upside, he has experience in finance, accounting, and risk analysis. Bachelor's degree in law from the University of São Paulo, he has worked with Treasury, Capital Markets, and Corporate Finance in global financial groups such as Citibank, Lloyds, and Chase. Former Officer of Corporate Products at Unibanco, Executive Director of Structured Finance at Banco Santander and visiting speaker at IBMEC-SP and FGV-SP.

Leontina Pinto – Electrical Engineer from the Federal University of Rio de Janeiro – UFRJ (1979), Master's in Systems Engineering in Optimization (COPPE-UFRJ, 1981), and Ph.D. in Applied Mathematics (IM/UFRJ, 1986). She was a

researcher at the Centro de Pesquisas de Energia Elétrica CEPEL, a professor at COPPE/UFRJ and PUC/RJ. She is currently Executive Officer of Engenho Pesquisa, Desenvolvimento e Consultoria. With over 30 years of experience in the electric energy market, the expert has more than 300 published works. Among the main subjects of research are: system planning and reliability, optimal management of energy systems, the study of geomagnetic phenomena, models for risk analysis, models for forecasting climate scenarios, models for forecasting futures market, and energy trading scenarios. Lattes Curriculum: http://lattes.cnpq.br/9577413795829532

Lucas Pimentel – Lawyer, specialized in energy law, focused on acting on structuring electric energy generation projects and consulting advisory in energy law and regulatory law. Graduated in Law at the Federal University of Pernambuco. Post-Graduate at LLM in Business Law at Getulio Vargas Foundation – FGV. Former Coordinator of the Energy Law Commission of the Escola Superior de Advocacia de Pernambuco – ESA/PE. Secretary for Regulatory Affairs at the National Institute of Clean Energy – INEL.

Luiz Guilherme G. S. Hoelz - Bachelor of Business Administration, with a specialization in Finance, from Northeastern University, Boston, USA. He started his career at Itaú Unibanco in São Paulo and during his time in the United States he worked as a Trading Coordinator at BNY Mellon and as a Credit Research Analyst at the asset manager Gratham, Mayo, van Otterloo & Co. Today he is an Associate Financial Analyst at Upside, working with Economic and Financial Valuation, M&As and Debt Capital Markets.

III.3. Terms and Conditions of Hiring

Eletrobras published the Auction Notice (Exhibit I of this Report) for contracting specialized services aiming to define the grant value in the possible privatization process, to assist the Company's senior management in its decision-making. After winning the bid, Upside ("Contracted Party") entered into, on July 7, 2021, the contract with Eletrobras ("Contracting Party"). Therefore, the main terms and conditions of this contract will be explained below.

III.3.1. Terms and Contractual Obligations

Although the Contract was entered into on July 7, 2021, there was a preceding condition linking the Contract's validity to the conversion of Provisional Measure 1031/2021 into law, according to clauses Three - Deadlines and Twenty - Condition Precedent of the Contract. Consequently, the term of effectiveness of the Contract began on July 12, 2021, the date of conversion of Provisional Measure 1031/2021 into Law 14182/2021.

Regarding the execution period, the Contract established ten (10) weeks, and the first meeting between Upside and Eletrobras, in which Eletrobras provided Upside with the operational guidelines for the work, took place on July 20, 2021. Therefore, in the week of July 12 to 16th, 2021, the provision of services had not yet started by the Contracting Party, thus the counting of the execution period started in the following week - from July 19 to 23rd, 2021.

Additionally, both parties have obligations arising from the contractual relationship that must be observed for the correct progress of the work and compliance with the established deadlines. Thus, according to Clause Nineteen of the Contract, Eletrobras' obligations are:

- 19.1. Upon faithful compliance with the agreed conditions, **ELETROBRAS** shall pay the **CONTRACTED PARTY** for the execution of the service.
- 19.2. Facilitate, in a timely manner for the **CONTRACTED PARTY**, the access to documents and/or information available which eventually becomes necessary for the execution of the services.
- 19.3. Provide the **CONTRACTED PARTY's** physical access to **ELETROBRAS** facilities.
- 19.4. Guide the **CONTRACTED PARTY** regarding the indication of possible sources of information which eventually become necessary for the execution of the service.
- 19.5. Appoint a responsible employee to monitor the execution of the Contract.
- 19.6. Notify the **CONTRACTED PARTY** about any irregularities in the execution of the subject matter.

III.3.1.1. Contractual addendum

After having elapsed the ten (10) weeks provided for in the term of execution of the services, the works had not yet been completed, due to delays arising from the supervening facts mentioned below:

1. Changes in legislative provisions: Following the conversion of PM 1031/2021 into Law 14182/2021, which occurred after the publication of the Auction Notice (Exhibit I of this Report) and the signing of the Agreement, the legal text applicable to the economic and financial model was substantially changed and, therefore, the scenario constructed in Law 14182/2021 added new specificities and a greater level of complexity in the assumptions. Among them, we can mention the GSF and PLD, determined by a mathematical optimization and prediction model in a complex calculation, which can exceed 24 hours to be updated, involving the forecast of several scenarios of hydrology, solar radiation, and anemometric forecast for the entire electricity system and the consequent optimization of variables. The extensive change in the most elementary assumptions of the optimization model required the adoption of a more fundamentalist analysis of the assumptions of the optimization model – and the consequent customization to the new values provided. It is worth noting that the results generated, considering the significant changes in the assumptions, are not systematically simulated as a simple or routine update. The coherence of the scenarios needs to be recursively analyzed considering the feasibility of the new configurations proposed to the system.

2. Water crisis: The current water crisis is considered the worst in the last 91 years[1] ; it has already impacted the 2022 Gross Domestic Product (GDP)

[1] RIBEIRO, Vitor. **País vive maior crise hídrica dos últimos 91 anos, diz ministério**. 2021. Retrieved from Agência Brasil. < https://bityli.com/9okQ2I > Accessed on: September 30,2021.

growth forecasts and is putting pressure on inflation[2]. The time frame for the end of this crisis is uncertain. Therefore, there is a demand to prepare many more scenarios than initially foreseen, and these are not usual scenarios, but rather ones capable of altering the nation's energy planning. At the time the Auction Notice (Exhibit I of this Report) was issued, rainfall expectations generated concern with the reservoir levels; however, there was still no concrete scenario of the severity and lack of predictability that this fact would take, the effects of which are still difficult to measure.

3. Publication of CNPE results and discussion of assumptions: Calculating the amount of the concession granting is a responsibility of the CNPE, and Upside was engaged to conduct an independent analysis to support Eletrobras' decision-making process. It is worth noting that the duration of the services depends on the publication of these assumptions, as they are essential for the execution of the services. Despite the services having started on July 19, 2021, the publication of the initial grant amounts and physical guarantees only occurred another six (6) weeks later, on September 1, 2021. After this publication, the results of the services provided during these six (6) weeks needed to be revised. This is because such publication once again changed the deck of assumptions of the predictive economic and financial models of hydrological risk, or Generation Scaling Factor (GSF) and Difference Settlement Price (PLD), which needed to be run and processed again. Subsequently, the published amounts needed to be critiqued and analyzed independently, which led to new runs of financial models. Also, throughout the services, several meetings were held to discuss assumptions and, even after the ten (10) weeks of services initially planned, the aforementioned discussion had not ended. Lastly, in October 2021, CNPE was reviewing the calculations to publish new values and assumptions that would

[2] VIECELI, Leonardo. **Piora da crise hídrica impacta planos de empresas e ameaça economia até 2022**. Retrieved from Folha de S.Paulo. < https://bityli.com/ATFjm > Accessed on: September 30,2021.

substantiate an Analysis of Advantages to be elaborated by the Contracted Party. This analysis, however, would not generate new sensitivities.

Considering the foregoing factors, in a request dated October 11, 2021, the Contracted Party requested an increase in the schedule time and fees stemming from the extension of the contractual term, with the following requests:

1. Extension of the contractual execution period for another eight (8) weeks and, in addition, another three (3) weeks after Eletrobras makes available the final CNPE data for the preparation and approval of the sensitivity analysis, i.e., 110% (one hundred and ten percent), considering the delay in the initially planned schedule, resulting from supervening facts, and the need to analyze the assumptions that are yet to be published by the CNPE; and

2. Increase in the contract value by 22.79% (twenty-two and seventy-nine hundredths percent), considering the actual increase in the amount of man-hours initially estimated, resulting from the events mentioned above, i.e., from factors exogenous to the Contracted Party's will.

The request was admitted and, on December 7, 2021, the Contracting Party and the Contracted Party entered into a contractual amendment establishing the schedule and price conditions listed above, in addition to extending the term of the Agreement for three (3) months, ending March 09, 2021.

III.3.2. Scope of Work

At first, it is highlighted that Upside's scope of work, according to the Auction Notice (Exhibit I of this Report), consists of supporting the decision of the high management of Eletrobras, aiming to support the Company in the discussions on the value of the grant in the possible privatization process.

It is important to emphasize that, as stated in section III.1 – Justification of the Works, the calculations of the grants were determined by CNPE, chaired by the MME,

firstly at an extraordinary meeting held on August 31, 2021. Later they were reviewed and altered on December 21, 2021.

In these terms, the service provided by Upside consists of an independent analysis of the Contracting Party's cash flows, considering the current legislation related to the privatization process. The purpose is to provide technical support to Eletrobras management concerning economic and financial aspects so that the Company has greater reliability in the analysis of the calculation determined by CNPE, as well as to promote discussions related to said calculation, from a rational perspective and regarding the assumptions considered.

This Report presents, besides the content of the reports planned in the Public Notice (Appendix 1 from this Report) that were already forwarded to Eletrobras, the assessment of the data sent from CNPE for determining the aggregated value of the grants of the new concession contracts. They were defined on the terms of the legislation and regulation in effect. The data is going to be considered for the Analysis of the Advantages.

III.3.2.1. Auction Notice Guidelines

As established in the Auction Notice (Exhibit I of this Report), all methodologies, assumptions and variables used and necessary for the development of the services, which will be established based on the applicable legislation and regulations in force, as well as public information (not including private information), will be analised by Eletrobras, including, without limitation: (i) physical guarantee of hydroelectric power plants; (ii) hedge for hydrological risk (GSF) mitigation in the scenario of independent production exploitation regime; (iii) electrical losses; (iv) energy price; (v) quota revenue; (vi) discount rate; (vii) risk premium; (viii) taxes; and (ix) business risk analysis.

According to the Auction Notice (Exhibit I of this Report), the projection of prices for energy commercialization will be based on market research for the concession period, along with a methodology commonly used in the market to project long-term prices.

Furthermore, according to instructions in the Auction Notice (Exhibit I of this Report), the calculation of the new Physical Guarantee of the hydroelectric power plants involved in the process will be developed using the methodology established in the current legislation, considering the base case (decks of the computational models involved in the calculation) and the specific assumptions considered by the Energy Research Company (EPE, from the Portuguese "Empresa de Pesquisa Energética") for the calculation, both subject to the availability of public information (not private). It is noteworthy that, in the provision of services, the legislation and regulations in force throughout the Contract term will be considered.

In conclusion, as extracted from the Auction Notice (Exhibit I of this Report), the products for the provision of services are described in the following table:

Table 2: Products of the Provision of Services

ITEM	PRODUCT
1	Economic and financial model, prepared in Excel, unlocked, without hidden tabs, and with all available formulas, for calculating the grant amount, quantifying the financial impact using the discounted cash flow methodology. Input data are defined under Provisional Measure 1031/2021 and the relevant fact published by Eletrobras on 02/23/2021. Since these data are subject to change, the model should allow for appropriate variations. The model should predict, by power plant, the discounted cash flow of the current scenario of exploration by quota regime and independent production regime.
2	Tutorial for using and updating the economic and financial model for calculating the grant value of item 1.
3	A complete report detailing the assumptions and methodologies used (which must take into account the terms of current legislation and regulations applicable to the case) to prepare the economic and financial model. In Portuguese and English.
4	Report with the analysis of attractiveness scenarios for Eletrobras considering the subject matter of Provisional Measure 1031/2021, observing the costs, risks (taking into account the applicable legislation in force, such as but not limited to ANA, ANEEL, etc.) and benefits associated with the change to free market, quantifying the financial impact using the discounted cash flow methodology. Explain the critical variables that influence the advantage, or not, under the change of operating regime for independent production, from the point of view of Eletrobras. In Portuguese and English.

5	a) Final revised model provided in product 1, considering the legislation, regulations, and final regulations issued on capitalization modeling. b) Final report that must evaluate, in addition to the abovementioned topics, the data that will be sent by the competent authority to define the Added Value to the grants of the new concession contracts under the terms of current legislation and regulations. In Portuguese and English.
6	Eight (8) executive meetings, with the preparation of specific material, within the scope of the previous items, with members of the Executive Board and Management Directors.

Source: Eletrobras Auction Notice (Exhibit I of this Report).

III.3.2.2. Definition of Power Plants

According to art. 1 of Law 14182/2021, the privatization of Eletrobras is subject to the granting of new concessions for Concession Contracts 007/2004-ANEEL-Eletronorte and 004/2004-ANEEL/Furnas. In addition, the Federal Government is authorized to provide new concession grants for concessions under the ownership or control, directly or indirectly, of Eletrobras, which have been extended under the terms of art. 1 of Law 12783/2013 (art. 2, item I, of Law 14182/2021), as well as for the Sobradinho HPP (art. 2, item II, of Law 14182/2021) and Itumbiara HPP (art. 2, item III, of Law 14182/2021).

As for the concessions mentioned in the articles above, it should be noted that the Concession Contract 007/2004-ANEEL-Eletronorte, of November 12, 2004, grants Centrais Elétricas do Norte do Brasil S.A. – Eletronorte the exploitation of the hydroelectric potential of Tucuruí power plant and, through the Second Amendment to Concession Contract 007/2004-ANEEL-Eletronorte, of April 10, 2006, the Curuá-Una plant was included in this contract.

Also, pursuant to Concession Contract 004/2004-ANEEL-Furnas, dated on November 12, 2004, the state-owned company Furnas – Centrais Elétricas S.A. is the concessionaire of the Corumbá I, Estreito, Funil – RJ, Furnas, Marimbondo, Porto Colômbia, Itumbiara, and Mascarenhas de Moraes power plants.

Regarding the concession grants extended under Law 12783/2013, it is noted that the exploitation of the Coaracy Nunes power plant was granted to Eletronorte by

Concession Contract 002/2012-ANEEL-Eletronorte, dated on May 7, 2012, and extended under the terms of the First Amendment 002/2012-ANEEL-Eletronorte, signed on December 4, 2012.

Also, regarding the grants of extended concessions, the Concession Contract 006/2004-ANEEL-CHESF, of November 12, 2004, grants Companhia Hidroelétrica do São Francisco - CHESF to explore the electric energy generation of Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Sobradinho, Funil, and Pedra.

Regarding the subject, the First Amendment to the Concession Contract 006/2004-ANEEL-CHESF, signed on December 4, 2012, extended the concession of the power plants of Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Funil, and Pedra, according to Provisional Measure (MP) 579/2012 – later converted into Law 12783/2013. The concession of HPP Sobradinho, in turn, was extended under the Third Amendment to the Concession Contract 006/2004/ANEEL/CHESF, of December 16, 2015, based on Law 12783/2013.

Therefore, the power plants that will be considered in this Study are: Boa Esperança (CHESF), Apolônio Sales (CHESF), Paulo Afonso I (CHESF), Paulo Afonso II (CHESF), Paulo Afonso III (CHESF), Paulo Afonso IV (CHESF), Luiz Gonzaga (CHESF), Xingó (CHESF), Sobradinho (CHESF), Funil (CHESF), Pedra (CHESF), Coaracy Nunes (Eletronorte), Tucuruí (Eletronorte), Curuá-Una (Eletronorte), Corumbá I (Furnas), Estreito (Furnas), Funil – RJ (Furnas), Furnas (Furnas), Marimbondo (Furnas), Porto Colômbia (Furnas), Itumbiara (Furnas), and Mascarenhas de Moraes (Furnas).

Considering the above, the guidelines to be observed in the provision of services in reference are detailed below.

III.3.2.3. Commercialization Methods

During the execution of the services that comprise the scope of Upside, it will be necessary to consider the form of energy commercialization of each power plant subject matter of the analysis, for which the possible options are: (i) the Quota Regime; (ii) the guidelines established in Law 13182/2015; or (iii) the provisions applicable to the Independent Electric Energy Producer (IEEP).

In Quota Regime – governed by Law 12783/2013 –, the electric energy generator provides a Physical Guarantee of energy and power of the hydroelectric power plant and, in return, receives the Annual Generation Revenue (RAG, Portuguese acronym for "Receita Anual de Geração"). RAG is an amount in Reais (R$) subject to adjustments for unavailability or generation performance, composed by the regulatory costs of operation, maintenance, administration, remuneration, and amortization of the hydroelectric power plant, adjusted annually in July, in addition to being revised every 5 years. From the power plants subject matter of this Study, the following are under this energy commercialization regime: Boa Esperança, Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV, Luiz Gonzaga, Xingó, Funil, Pedra, Coaracy Nunes, Corumbá I, Estreito, Funil – RJ, Furnas, Marimbondo, and Porto Colômbia.

To provide resources for the implementation of electric energy projects, Law 13182/2015 authorized the state-owned companies Companhia Hidro Elétrica do São Francisco and Furnas Centrais Elétricas S.A. to participate, respectively, in the Northeast Energy Fund (FEN), and the Southeast and Midwest Energy Fund (FESC). The power plants subject matter of this work submitted to Law 13182/2015 are Sobradinho (CHESF) and Itumbiara (Furnas).

In summary, part of the revenue from contracts of power plants governed by this law entered into in the Free Contracting Environment (ACL, Portuguese acronym for "Ambiente de Contratação Livre") are destined to the FEN or FESC, according to specific conditions, not mentioned herein, under art. 10, Paragraphs 16 and 18, and art. 22, Paragraph 16, of Law 11943/2009 (amended by art. 5, Law 13182/2015). Also, by Law 13182/2015, as of 2030, in the case of Itumbiara (art. 10, Paragraphs 4 and

16), or 2032, for Sobradinho (art. 5, which amends art. 22, Paragraphs 3 and 4, of Law 11943/2009), the amounts of contracted energy shall be uniformly reduced at the rate of one-sixth each year and such reductions are subject to the allocation of physical guarantee quotas of energy and power (Quota Regime).

However, with the privatization of Eletrobras, the Sobradinho and Itumbiara regime, and the other power plants that are the subject matter of this Study will continue to be operated for independent production according to art. 3, item II, of Law 14182/2021.

Regarding the aforementioned regime, Law 9074/1996 (art. 11 and 12) grants special conditions for Independent Electric Energy Producers (IEEPs) based on cogeneration units. Under this law, IEEP is anyone who receives a concession or authorization to produce electric energy for the sale of all or part of the electric energy produced at their own risk and expense. As for the power plants subject matter of this analysis, the HPPs Tucuruí, Curuá-Una, and Mascarenhas de Moraes are considered IEEPs.

III.4. Structure of the Report

This Study aims to present (i) the detailing of the assumptions, the variables and methodology used to elaborate the financial-economic model; (ii) the attractivity scenarios analysis for Eletrobras, observing the costs, the risks and the benefits associated to the change to free market, quantifying the financial impact by using the discounted cash flow methodology. It is also going to explain the critical variables that influences, or not, the Analysis of the Advantages under the transition from the exploration regime to independent production; and (iii) the data assessment that were sent from the competent authorities (CNPE) for determining the grants' aggregated value for the new concession contracts.

The Study starts in chapter IV- Legal and Regulatory Sensitivity Analysis by a risk analysis of legal issues, which examined the matters of extension of the granting, such as right of extension of the granting, hydrological risk, and other subjects, as well as the indication of their possible impacts on the cash flow to be developed.

The report then presents the methodology in chapter V, which will be discussed in terms of setting up the proposed financial flow in section V.1, preparation of the discount rate in section V.2, timely presentation of the physical guarantee values adopted in section V.3 and the energy forecast aspects in section V.4 of the projected values of GSF, PLD (Portuguese acronym for "Preço de Liquidação de Diferenças"), and price curve.

In chapter VI - Definition of Assumptions, the premises and variables used in this Study will be presented in order to define, for the Current Scenario and the Capitalization Scenario, the general assumptions of revenues, of costs and operating, macroeconomic, tax and fiscal expenses, and the sector charges applicable to the Cash Generating Units (CGU). This chapter closes displaying section VI.5, which presents, for the Base Case, the commercialization strategy and the different p-values of the curves elaborated from the methodologies discussed in the previous chapter.

Next, chapter VII - Summary Analysis of the Risks, using the methodology described in the section VII.10, consolidates and describes all the risks addressed in this Report and points out the directions for the sensitization of the analyses that will be done in the next chapter VIII – Results. Lastly, chapter VIII aims to set out and analyze the results achieved, particularly for the Base Case, but also the proposed convergence and sensitivity analyses. In section VIII.3, a pause in the Report is proposed, for an exercise on how the inflexibility of the thermal plants proposed by Law 14182/2021 indirectly affects the Total Added Value.

As a final product of this analysis, in section VIII.5 – Risk rating, the results achieved from the sensitivity analyses are related to the Base Case to understand the quantitative effect – when calculated – of the risks identified in the previous chapter VII - Summary Analysis of the Risks. Thus, we seek to understand the map of risks involved in the possible capitalization of Eletrobras, which presumably can be considered by Company's Management.

On the last analytic chapter of this Report, chapter IX – Analysis of Advantages, the values established by CNPE Resolution 30/2021 will be compared to the Base Case results, especially, as well as to the other scenarios of different exposition to the

sensitized risk on previous chapter VII. The result analysis also comprises the perception of advantage on the Eletrobras privatization process. Finally, chapter X - Conclusion exposes in an allusive form the main conclusions of this Study and chapter XI – References presents the bibliography used in this Study.

IV. Legal and Regulatory Sensitivity Analysis

Although Upside is not directly engaged in the assessment of legal issues, analyzing certain aspects related to the capitalization model provided for in Law 14182 is relevant to indicate the risks associated with this scenario, considering the current legislation and regulation applicable, as per Terms of Reference, Exhibit I of the Auction Notice (Exhibit I of this Report). In this regard, within our analysis, we took into account the following issues:

- Extension of Eletrobras Grants. Form of extension of the Eletrobras HPP concession grants set forth in Law 14182/2021 and applicable regulatory regimes.
- Right to Extend Eletrobras Grants due to the MRE. Eletrobras acquired the right to extend HPP grants, as established in REN ANEEL 2919/2021 and REN 2932/21. Define which treatment will be given to the Tucuruí, Itumbiara, Mascarenhas de Moraes, and Sobradinho HPPs, considering that the extension of their concession grants was already expressly established before Law 14182/2021.
- Hydrological Risk – Impacts in case the expectation of modifications in the current settings of the Energy Reallocation Mechanism – MRE does not occur because of the entry into operation of new Thermoelectric Power Plants as provided for in Paragraph 1 of Art. 1 of Law 14182/2021, contracted with 70% inflexibility.
- Analysis of Other Points. Analysis of other regulatory and legal points that may impact the privatization of Eletrobras.

IV.1. Extension of Eletrobras Grant

Law 14182/2021, through art. 1, expressly provides for conditions, faculties, and requirements related to the privatization of Eletrobras and the extension, by the Federal Government, of certain HPP concession grants currently linked to the company:

> *"Art. 1 The privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras) will take place as provided for in Law 9491 of September 9, 1997, and in Paragraph 1 of this article and will be* ***conditioned on the granting of new electric power***

generation concessions for Concession Contracts 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), *signed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas), under the rules and conditions established in this Law.*

Paragraph 1 The privatization of Eletrobras will be carried out in the form of capital stock increase, through the public subscription of ordinary shares with a waiver of the subscription right by the Federal Government, and ***the granting of new electric power generation concessions will be carried out for thirty (30) years, from the date of signature of the new agreements referred to in the caption of this article****, and the contracting of thermoelectric generation powered by natural gas will be carried out by the granting authority, in the form of a capacity reserve auction referred to in art. 3 and 3-A of Law 10848, of March 15, 2004, in the amount of one thousand megawatts (1,000 MW) in the Northeast Region in the metropolitan regions of the Federation units that do not have in their capital natural gas supply point on the date of publication of this Law, in the amount of two thousand five hundred megawatts (2,500 MW) in the North Region distributed in the state capitals or metropolitan region where it is feasible to use the existing proven national natural gas reserves in the Amazon Region, guaranteeing at least the supply to two capitals that do not have a natural gas supply point on the date of publication of this Law, in the amount of two thousand and five hundred megawatts (2,500 MW) in the Midwest Region in the State capitals or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for the delivery of one thousand megawatts (1,000 MW) of natural gas thermal generation in the year of 2026, two thousand megawatts (2,000 MW) in the year of 2027, and three thousand megawatts (3,000 MW) in the year of 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation of Auction A-6 of 2019, with updating of this value until the date of publication of the specific invitation do bid by the same correction discretion of Auction A-6 of 2019, and in the amount of two thousand megawatts (2,000 MW) in the Southeast Region, of which one thousand two hundred and fifty megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of the Superintendence for the Development of the Northeast (Sudene) that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for*

delivery of natural gas thermal generation of one thousand megawatts (1,000 MW) in the year of 2029, for States that have a natural gas supply point on the date of publication of this Law, and one thousand megawatts (1,000 MW) in the year of 2030, of which two hundred and fifty megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of Sudene that do not have a natural gas supply point on the date of publication of this Law, with supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation in Auction A-6 of 2019, with updating of this value until the date of publication of the specific auction notice by the same discretion of correction of the Auction A-6 of 2019, and the extension of the contracts of the Alternative Energy Sources Incentive Program (Proinfa) for twenty (20) years, as well as the contracting in Auctions A-5 and A-6 of at least fifty percent (50%) of the declared demand of the distributors, for hydroelectric power plants up to fifty megawatts (50 MW), at the maximum price equivalent to the ceiling established for the generation of Small Hydroelectric Plants (SHP) of Auction A-6 of 2019 for projects without grant, with updating of this value until the date of publication of the specific auction notice by the same correction discretion of Auction A-6 of 2019, as established in art. 20 and 21 of this Law.

(Emphasis Added)

According to the excerpts highlighted above, it is an essential condition for the privatization of Eletrobras: (i) granting of new generation concessions for Concession Contract 007/2004-Aneel-Eletronorte and the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), granted through Contract 004/2004-Aneel/Furnas; and (ii) that the new concession term is thirty (30) years from the signature date of the new concession contracts. Therefore, without the extension of these concession contracts for a new period of thirty (30) years from the signing of the corresponding concession contracts, it will not be possible to complete Eletrobras privatization process.

Art. 2 of Law 14182/2021, in turn, provides that the Federal Government is authorized to provide new authorization grants, also for thirty (30) years from the signature date of the new contract, to execute the privatization of Eletrobras, which includes grants already mentioned in Art. 1 of Law 14182/2021:

"Art. 2 For the promotion of the privatization referred to in this Provisional Measure, the Federal Government is authorized to grant, for thirty years, counted

from the date of signature of the new contracts, new grants for electricity energy generation concessions under ownership or control, directly or indirectly, of Eletrobras:

I - that have been extended under the terms of art. 1 of Law 12783, of January 11, 2013;

II - achieved by the provisions of item II of § 2 of art. 22 of Law 11943, of May 28, 2009;

III - achieved by the provisions of § 3 of art. 10 of Law 13182, of November 3, 2015;

IV - granted through the Concession Contract 007/2004-Aneel-Eletronorte; and

V - granted through Concession Contract 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP."

In addition, according to art. 3 of Law 14182/2021, the privatization of Eletrobras is subject to the shareholders' approval, by shareholders' meeting, of the "*execution of the new electricity concession contracts referred to in art. 2, to replace the contracts in force on the date of publication of this Provisional Measure, with the alteration of the operating regime for independent production, on the terms set out in Law 9074, of July 7, 1995, including the conditions for the termination of the grants, the expropriation of the facilities and the indemnification*".

In other words, if the shareholders' meeting does not approve the execution of new concession contracts for all generation projects covered by the art. 2 of Law 14182/2021, the privatization of Eletrobras cannot occur.

Regarding the regulatory requirements for the renewal of concessions mentioned above, we highlight the following conditions brought by Law 14182/2021:

- the alteration of the exploitation regime of the generated energy to independent production, under the terms of the provisions of Law 9074, of 1995, including what refers to the conditions for the extinction of the concessions, the transfer of installations and compensations (item III of Art. 4 of Law 14182/2021);

- the assumption of the hydrological risk management, considering that no renegotiation is allowed under the provisions of Law 13203, dated December 8, 2015 (item IV of Art. 4 of Law 14182/2021); and
- The Sobradinho and Itumbiara HPPs, which are subject to, respectively, the provisions of item II of Paragraph 2 of art. 22 of Law 11943/2009, and Paragraph 3 of art. 10 of Law 13182/2015, will preserve their respective legal obligations, observing the conditions and the validity of the current electric energy sales contracts referred to in those devices. The energy arising from the obligations established in the aforementioned legal provisions may not be subject to resale, commercialization, or assignment in the Free Contracting Environment (ACL), and its use shall be restricted to the consumers who are part of those electric energy sales contracts. Therefore, only electric energy unbound to the legal provisions mentioned above can be used for other purposes. (Paragraph 1 of Art. 4 of Law 14182/2021);

The generation plants of Eletrobras that must or may have their concessions renewed through the provisions of Law 14182/2021 are listed below:

Table 3: Concessions by CGU

Power Plant	CEG	Act/Contract	Exploration Regime	Power Granted. (MW)	State	Subsidiary
Boa Esperança	UHE.PH.PI.0 002674.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	237,300	Piauí/ Maranhão	CHESF
Apolônio Sales	UHE.PH.BA. 0020125.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	400,000	Alagoas	CHESF
Paulo Afonso I	UHE.PH.BA. 0270482.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	180,001	Bahia	CHESF
Paulo Afonso II	UHE.PH.BA. 0270490.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	443,000	Bahia	CHESF
Paulo Afonso III	UHE.PH.BA. 0270504.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	794,000	Bahia	CHESF
Paulo Afonso IV	UHE.PH.AL. 0015105.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	2,462.400	Bahia	CHESF
Luiz Gonzaga	UHE.PH.PE. 0011746.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	1,479.600	Bahia/ Pernambuco	CHESF
Xingó	UHE.PH.SE. 0270539.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	3,162.000	Sergipe/ Alagoas	CHESF
Funil	UHE.PH.BA. 0270466.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	30,000	Bahia	CHESF

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

Pedra	UHE.PH.027 0520.01	CC No. 06/2004 (1st TA)	São Paulo (Quotas)	20,007	Bahia	CHESF
Sobradinho	UHE.PH.BA. 0027553.01	CC No. 06/2004 (3rd TA)	São Paulo (Quotas)	1,050.300	Bahia	CHESF
Coaracy Nunes	UHE.PH.AP. 0007838.01	CC No. 02/2012 (1st TA)	São Paulo (Quotas)	78,000	Amapá	Eletronorte
Tucuruí	UHE.PH.PA. 0028894.01	CC No. 007/2004	São Paulo	8,535.00	Pará	Eletronorte
Curuá-Una	UHE.PH.PA. 027130-6.01	CC No. 007/2004 (2nd TA)	São Paulo	42,800	Pará	Eletronorte
Corumbá I	UHE.PH.GO. 0008664.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	375,000	Goiás	FURNAS
Estreito (Luís Carlos B. de Carvalho)	UHE.PH.SP. 0009172.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,104.000	São Paulo/Minas Gerais	FURNAS
Funil – RJ	UHE.PH.RJ. 0271187.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	222,000	Rio de Janeiro	FURNAS
Furnas	UHE.PH.MG. 0010073.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,312.000	Minas Gerais	FURNAS
Marimbondo	UHE.PH.MG. 0014176.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	1,488.000	Minas Gerais/São Paulo	FURNAS
Porto Colômbia	UHE.PH.MG. 0021172.01	CC No. 04/2004 (1st TA)	São Paulo (Quotas)	328,000	Minas Gerais/São Paulo	FURNAS
Itumbiara	UHE.PH.MG. 0011940.01	CC No. 04/2004	São Paulo (Quotas)	2,082.000	Minas Gerais/Goiás	FURNAS
Marechal Mascarenhas de Moraes[2]	UHE.PH.MG. 002038-9.01	CC No. 04/2004	São Paulo	476,000	Minas Gerais	FURNAS

Part of the generation plants that may have their concession grants renewed under Law 14182/2021 belongs to the quota system created by Law 12782/2013. By art. 5 of Law 14182/2021, CNPE is responsible for defining, through CNPE Resolution 15/2021, reviewed by CNPE Resolution 30/2021, the HPPs' gradual transition (or change to free market) from the quota system to the independent electric energy production model, which shall occur through the partial transition of twenty percent (20%) of the HPPs' physical guarantees each year, ending in five (5) years, from 2023 to 2027 with the exception of the Tucuruí, Curuá-Una and Mascarenhas de Moraes HPPs, whose change to free market shall occur from the signing of the new concession contracts

Additionally, CNPE Resolution 30/2021 included §13 to Art. 2 of CNPE Resolution 15/2021, which provides for hypotheses of non-application of the energy quota regime, created by Law 12783/2013, to part of the electric energy that would be allocated to concessionaires and permissionaires of electric energy distribution, as we observe:

> *§13. The amounts of energy corresponding to the following shall not be subject to the allocation quotas of the physical guarantee of energy and power for the concessionaires and permissionaires of public service of electric energy distribution of the National Interconnected System - SIN*
>
> *I - to items I and II, of § 4, of art. 22, of Law No. 11,943, of 2009, subject to the provisions of § 12, of art. 22 of Law No. 11,943, of 2009; and*
>
> *II - to items I and II, of § 13, of art. 10, of Law No. 13,182, of 2015, subject to the provisions of § 12, of art. 10, of Law No. 13,182, of 2015."*

The conditions set in paragraph 13, Article 2 of CNPE Resolution 15/2021, included by Resolution CNPE 30/2021, however, may be questioned by the electric power distribution concessionaires and permissionaires, since CNPE Resolution 15/2021 does not have sufficient hierarchical normative force to alter the quotation conditions established in Laws 11943/2009 and 13182/2015, norms hierarchically superior to CNPE Resolution 15/2021.

Thus, while the obligations bound to the quotas remain valid, in whole or in part, a large group of Eletrobras HPPs will maintain their obligations and remuneration bound to the quotas, which will only be 100% bound to the independent production model after the transition to free market end.

As such, during the transition, part of the physical guarantee of the plants will be under the quotas regime and another part will be under independent production. Accounting for the effects of coexistence in these two modalities is not trivial; therefore, several points need to be clarified, such as which methodology will be adopted by the CCEE to allocate the hydrological risk and how the hedge that is to be adopted by the new company will be distributed. These uncertainties pose risks to the privatization process.

IV.2. Right to Extend Eletrobras Grants due to the MRE

Under Law 13203/2015, Eletrobras HPPs whose concessions may be extended by Law 14182/2021 have the right to extend the terms of their concessions, as approved by ANEEL, to offset the costs associated with the GSF.

ANEEL published, among others, Approval Resolution 2919/2021 and REH 2932/21, providing for the extension of concession grants for hydroelectric power plants participating in the MRE. According to REN 895/2020, the extension benefit must be applied to HPPs whose holders express an interest in the extension within sixty (60) days after the approval of the respective extension, as noted:

> *Art. 7 ANEEL will authorize the extension of the grant of each MRE power plant with a grant in force on the publication date of Law 14052, of September 8, 2020, according to the deadlines established in the Approval Resolution, and will establish the necessary acts to the realization of the grants' extension.*
>
> *Paragraph 1 The application of the provisions of this article is subject to the request of the interested party within sixty (60) days from the date of publication by ANEEL of the period of extending the grant extension of each MRE power plant, according to Paragraph 9 of art. 6, as well as compliance with the conditions referred to in items I and II of the caption of art. 2-B of Law 13203, of 2015.*

Supplementarily, Paragraph 1 of art. 1 of REH 2919/2021 and REH 2932/2021 identically establish how the holders of HPPs may request the extension of their grants:

> *Sole paragraph. To comply with the provisions of Paragraph 1, of art. 7, of ANEEL Normative Resolution 895, of December 1, 2020, the generation agent must complete the electronic form available at the following addresses:*
>
> *I - Authorization Grants: https://forms.office.com/r/eme4P7vtJT*
>
> *II - Concession Grants: https://forms.office.com/r/5TQETM8Bxe*

As seen above, there is no discussion regarding applying the right to extend Eletrobras HPPs' grants due to the compensation applicable to power plants participating in the MRE, according to Law 13203/2015. However, Law 14182/2021 is unclear how the extension of grants provided for in Law 13203/2015 will be applied to Eletrobras HPPs, which may also have their grants extended due to the privatization.

From the reading of art. 2 of Law 14182/2021, it can be assumed that the new concession contracts of the Eletrobras HPPs that may have their grants extended must expressly establish a concession period of thirty (30) years from their signature, regardless of the concession period existing before its signature:

> *Art. 2. In order to carry out the privatization referred to in this Law, the Federal Government is authorized to grant,* ***for the period provided for in paragraph 1, art. 1, of this Law, from the date of signature of the new contracts****, new grants of electric energy generation concessions under the direct or indirect ownership or control of Eletrobras, which: (emphasis added)*

Thus, if the extension of the concession grants of Eletrobras HPPs listed in REH 2919/2021 and REH 2932/2021 and/or benefited by Law 13203/2015 is implemented before the privatization of Eletrobras, which is expected, the extensions of the concessions listed in art. 2 of Law 14182/2021 shall be of thirty (30) years, regardless of the extension carried out by REH 2919/2021 and by REH 2932/2021.

However, in case the privatization occurs before the application of the extension of the concession grants of the Eletrobras HPPs listed in REH 2919/2021 and REH 2932/2021 and/or benefited by Law 13203/2015, even considering such event as a remote possibility, we understand that the term of thirty (30) years should be increased by the respective extension resulting from Law 13203/2015.

This increase would exceed the limit of thirty (30) years of concession granting, provided for in art. 4 of Law 9074/1995, which is a contradiction and a legal limitation. However, we understand that its application is due, since the forecast of the extension is a right of the owners of projects that were affected by the MRE, it is provided for in a legislation subsequent to Law 9074/1995, and its subject is a specific topic (treatment of the MRE and applicable compensation).

In turn, it is understood that, for purposes of calculating the value of their grants by the CNPE, the extensions of grants of the hydroelectric power plants (HPPs) that occur through REH 2919/2021 and REH 2932/2021 and/or by Law 13203/2015 before the privatization of Eletrobras and the extension of its concession contracts through Law 14182/2021 should be taken into account, since such rights to prolong the grant

and extend the concession contracts is already applicable to the respective HPPs under such conditions.

IV.3. Hydrological Risk and Reservoir Capacity

The financial risks associated with hydrological aspects are shared between centrally dispatched hydroelectric generation plants through the Energy Reallocation Mechanism - MRE, provided for in Law 9648/1998 and regulated by Decree 2655/1998 and Electric Energy Commercialization Rules established by the Electric Energy Commercialization Chamber (EECC), which defines MRE as follows:

> *The Energy Reallocation Mechanism (MRE) was conceived to share among its members the financial risks associated with the commercialization of energy by hydraulic power plants dispatched centrally and optimized by the ONS.*

Thus, a hydroelectric power plant that has generated less than its respective physical guarantee (PG), by decision of the system operator, may have the difference compensated, in whole or in part, by other hydroelectric power plants participating in the MRE that have generated in greater volume. That is, the MRE is a form of sharing risks between hydroelectric power plants.

However, in recent years the generation "deficit" of the power plants participating in the MRE, in relation to the total of Physical Guarantees, has been proportionally high. This fact has resulted in the frequent application of the Physical Guarantees Adjustment Factor of the MRE power plants, known as GSF. In other words, the MRE's HPPs have, frequently, generated much less than their physical guarantees, resulting in financial implications.

For example, according to the Monthly Bulletin for Monitoring the Brazilian Electric System for July 2021, prepared by the Federal Government, the power plants participating in the MRE had a deficit equivalent to almost 30% concerning seasonal electric energy.

These generation deficits, which in practice form a hydrological risk, have intensified in recent years, especially in 2021, due to a sequence of periods with

unfavorable hydrological regimes and the low volume presented in the reservoirs of the HPPs.

The set of hydroelectric power plants belonging to the MRE may be overvalued by Physical Guarantees, which requires an in-depth analysis by the Government.

Indeed, Eletrobras' HPPs, on average, had their Physical Guarantees reduced by around 7%, which seems reasonable. This significantly contributes to the improvement of the GSF for the set of MRE power plants. However, if, in 2023, the review process does not reach the other participants of the Mechanism, the Eletrobras power plants will be affected, as they will receive a smaller energy share when they produce less.

This is a risk with a non-negligible financial impact. It is recommended that Eletrobras study alternatives to mitigate this type of risk through interactions with the Government.

Part of the Eletrobras HPPs that will be subject to the grant of new concessions are currently part of the quota regime provided for in Law 12783/2013, which is not affected by the hydrological risk, since these generation differences are paid by consumers through distributors, as provided for in Art. 1, Paragraph 5 of Law 12783/2012:

> *Art. 1 As of September 12, 2012, the hydroelectric power generation concessions covered by art. 19 of Law 9074, of July 7, 1995, may be extended, at the discretion of the granting authority, once, for a period of up to thirty (30) years, in order to ensure continuity and efficiency in the provision of the service and the reasonableness of tariffs.*
>
> *(...)*
>
> *Paragraph 5 In the extensions referred to in this article, the hydrological risks, considered as the Energy Reallocation Mechanism - MRE, will be undertaken by the SIN distribution concessionaires and licensees, with the right to be transferred to the final consumer's tariff.*

Differently, Law 14182/2021 establishes that hydrological risks must be managed by the respective HPPs that will receive new concession grants:

Art. 4 These are conditions for the new grants of electric power generation concession referred to in art. 2 of this Law:

(...)

IV - the assumption of hydrological risk management, renegotiation is prohibited pursuant to Law 13203, of December 8, 2015.

The exceptional character created by Law 12783/2012, which transferred the hydrological risk of the HPPs in the quota regime to captive consumers, ceases to exist, and the power plants subject matter of change to free market will undertake such risk, as it was before the aforementioned law.

Law 14182/2021, in its Paragraph 1 of art. 1 and art. 2, provides for the contracting of a series of generation projects in the coming years, mainly from thermal sources, which, along with renewable sources, will significantly alter the electric matrix:

Art. 20, Law 14182/2021. The granting authority will contract capacity reservation, referred to in arts. 3 and 3-A of Law 10848, of March 15, 2004, in the amount of one thousand megawatts (1,000 MW) in the Northeast Region in the metropolitan regions of the Federation units that do not have in their capital natural gas supply point on the date of publication of this Law, in the amount of two thousand five hundred megawatts (2,500 MW) in the North Region distributed in the state capitals or metropolitan region where it is feasible to use the existing proven reserves of national natural gas in the Amazon Region, guaranteeing at least the supply to two capitals that do not have a natural gas supply point on the date of publication of this Law, in the amount of two thousand and five hundred megawatts (2,500 MW) in the Midwest Region in the capitals of the States or metropolitan regions that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for the delivery of one thousand megawatts (1,000 MW) of natural gas thermal generation in the year of 2026, two thousand megawatts (2,000 MW) in the year of 2027, and three thousand megawatts (3,000 MW) in the year of 2028, with a supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation of Auction A-6 of 2019, with updating of this value until the date of publication of the specific invitation do bid by the same correction discretion of Auction A-6 of 2019, and in the amount of two thousand megawatts (2000 MW) in the Southeast Region, of which one thousand two hundred and fifty megawatts (1,250 MW) for States that have a natural gas supply point on the date of publication

of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of the Sudene that do not have a natural gas supply point on the date of publication of this Law, with inflexibility of at least seventy percent (70%) for natural gas, for delivery of thermal generation using natural gas of one thousand megawatts (1,000 MW) in the year of 2029, for States that have a natural gas supply point on the date of publication of this Law, and one thousand megawatts (1,000 MW) in the year of 2030, of which two hundred and fifty megawatts (250 MW) for States that have a natural gas supply point on the date of publication of this Law and seven hundred and fifty megawatts (750 MW) for States in the Southeast Region in the area of influence of Sudene that do not have a natural gas supply point on the date of publication of this Law, with supply period of fifteen (15) years, at the maximum price equivalent to the ceiling price for natural gas generation in Auction A-6 of 2019, with updating of this value until the date of publication of the specific auction notice by the same correction discretion of Auction A-6 of 2019.

Such contracts, as mentioned, are provided for in art. 1 of Law 14182/2021, which represents an obligation of the Federal Government to promote them as encouragement and guarantee to the privatization of Eletrobras.

As if the high contracting volumes were insufficient, Law 14182/2021 provides that contracted thermoelectric power plants must have 70% inflexibility. According to Regulation No. 20/GM/MME, which regulates art. 3-A of Law 10848/2004, the MME guidelines for contracting thermal plants in the capacity reserve modality consider, at most, an inflexibility of 30%, whose contracting must necessarily be associated with the declaration of the need to purchase energy from agents' distribution and marketing.

In addition, due to what was determined by the Provisional Measure 998, converted into Law 14120, of 2021, there is an unprecedent growth in requests for authorization grants of new projects from encouraging sources, in order to seek subsidies (discounts in the use of the grid) to which renewable sources are entitled. This volume of projects corresponds to substantially more than double the current amount of nowadays operating wind and solar energy plants. In addition, most of them would be in the northeast region. All this volume should start operating from 2023, a condition for obtaining the grant.

However, within this period, it is not possible to connect even one third (1/3) of this volume of MW to the transmission grid (as pointed out in section V.4.1.5), which would require new construction works, which new auctions would precede. Even if it was possible to connect all projects to the grid, it is necessary to consider the timely supply of equipment for all projects and obtain power purchase agreements for all projects made possible through grants.

Thus, it is reasonable to consider a shift in these projects' implementation schedule or extend terms for the obstacle course.

As a result of the energy volume that will be granted through the subsidies incentive and the inflexibility estimated for thermoelectric projects, a high surplus of electric energy is expected, which results in the tendency of not using hydroelectric power plants and, consequently, an increase in the risk linked to the MRE. However, it is not expected to occur a large growth in the Difference Settlement Price – PLD due to this energy surplus in the market.

These impacts will directly affect the Eletrobras HPPs that will be subject to granting new concessions provided for in Law 14182/2021, which could hinder such projects' expected generation and profitability.

IV.4. Other risks implicit in the electric matrix

However, it should be noted that as of 2023, when subsidized renewables would be available, and as of 2026, with the highly inflexible and costly TPPs, the electricity system will have an oversupply, but with high tariffs, given the costs of subsidies and such thermoelectric plants.

For example, if the average tariff for consumers in group A (high voltage) is R$ 450/MWh and the purchased energy (generation) is equivalent to R$ 280/MWh, consumers, whether or not they have already migrated to the ACL, usually require, during the term of the PPA, a total cost, also, for example, 20% lower than their current tariff.

As the ACL's scope of action is purchased energy, its leeway would be R$ 290/MWh, which should be reduced by R$ 90/MWh, representing 20% of the final tariff. No scenario points to a reduction in regulated tariffs, at least in the next ten years.

It is important to add that the electric matrix, due to the growth in the participation of renewable sources, such as wind and solar, will become less and less dispatchable, especially from 2035 onwards. Important features arise from these issues.

The lower degree of dispatchability will require the use of firm energy sources, such as thermoelectric plants, including nuclear ones, which tends to increase or, at least, not let the short-term marginal costs and PLD fall. If this change in the matrix continues to be fostered by subsidies, even after 2035, regulated tariffs also tend to rise, or they would not fall as much as it would be desirable.

Even before that, and motivated by the shortage crisis in 2021, the government already authorized the simplified contracting of thermoelectric plants with costs above R$ 750/MWh in 5-year agreements, starting mid-2022. Therefore, the costs of the crisis will last at least until 2027. There are no great perspectives for tariff reductions.

Thus, the chances of long-term contract prices moving further away from the PLD are not negligible, even in a more distant scenario, such as after 2035.

Given some of these contradictions, such as oversupply and rising tariffs, the use of a mathematical model that for long has not responded to the reality of supply and demand relationship and the progress of distributed generation (DG), it is very likely that, even before 2030, the sector will be much different than today.

The outlook seems to be of changes towards decentralization, as in DG, with greater freedom of choice for consumers. This provides considerable advantages for "traders" with generation assets, such as Eletrobras. The dispersion of the market implies greater risks for the seller, which pure traders would not bear. The trade-off between risk and asset ownership is a form to balance the cost/revenue ratio in a freer environment.

In turn, the maintenance of subsidies, as provided for in at least two bills pending in the Brazilian Congress, will cause even greater increases in regulated tariffs, which

would difficult the transition and raise its costs, lasting several years, maybe even after 2035.

IV.5. Analysis of Other Issues

Additionally, it is important to note that part of the Eletrobras HPPs that will be subject to new grants will migrate, albeit gradually, to the independent production system, in accordance with CNPE Resolution 15/2021. Such projects must sell their electric energy generated in accordance with their Physical Guarantees, especially in the Free Contracting Environment – ACL.

However, considering the high volume of electric energy generated in accordance with the Physical Guarantees of all these projects, part of the electric energy generated may be subject to purchase and sale contracts with very short terms (one month, for example) to avoid settlement in the Short-Term Market – STM, especially in the early years.

In 2021, the sector managed to remedy the risk of default in the STM as a result of the injunctions that discuss the risk shared by the MRE, with the default being reduced to almost zero. However, one-time defaults may happen in some months, or new injunctions may arise, now due to the risk or damage caused by the water crisis, devastating the sector and leading to defaults in the STM.

In any case there are forms to mitigate the risks of default in the STM, and it is common for agents with surplus energy to sell it before closing the accounting for the respective month, as described above.

Therefore, we understand that the situation currently experienced is one of reducing defaults in the STM, which will reduce Eletrobras' risks in relation to its performance in the ACL and the possible settlement of surplus energy in the STM.

Further, the provision included on Article 3ºA of CNPE Resolution 15/2021, also included on CNPE Resolution 30/2021, deserves special attention:

Article 3ºA The concessionary must, under the penalty of termination of the contract, perform the following activities for the Appendix I HPPs:

I – Develop and present to ANEEL, within thirty-six months from the Concession Contract signature date, the Study of Technical and Economic Feasibility, including the relevant Ambiental aspects, for the identification of the Optimal Utilization, with the assessment of the costs and systemic benefits of the modernization, repotentiation and hybridization investments of the HPPs granted to Eletrobras as listed on Appendix I, considering the existent civil structures according to the instruction to be defined by ANEEL, with MME stablishing the guidelines for its regulation; and

II – Implementing the Optimal Utilization, if economically feasible, within one hundred and thirty-two months from the Concession Contract signature date.

Single Paragraph. The new concession contracts, object of article 2º caput, shall contain a section regarding the obligation referred by the caption.

By the provision set above, after the guidelines defined by MME and ANEEL regulations, Eletrobras shall, under penalty of termination of the contract, conduct studies to appoint the optimal utilization of the HPPs object of the new concession contracts to be entered into, considering environmental aspects, systemic costs and benefits in HPPs modernization, repowering and hybridization, and implement the referred measures to achieve the defined optimal utilization.

That is, Eletrobras shall make investments, not yet calculated, to conduct the studies and implement the optimal utilization of the HPPs object of the new concession contracts of Eletrobras' privatization, under penalty of termination of the referred concessions.

IV.5.1. Considerations regarding the possibility of challenging Law 14182/2021 to delay Eletrobras' capitalization process

Law 14182/2021, resulting from the conversion, by the National Congress, of Provisional Measure 1031/2021, conveys a complex plan for the privatization of Eletrobras, which reveals a reasonable potential impact on the electricity sector.

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

As previously mentioned, the privatization will be carried out through a capital increase, pursuant to Law 9491/97 and art. 1, paragraph 1, of Law 14182/2021, through the placement on the market of ordinary shares intended for public subscription, with a consequent waiver of the right to subscribe them by the Federal Government. Consequently, the capital goes public, with a resulting decrease in the Federal Government's shareholding so that it loses the majority control of the voting capital.

> *The mentioned art. 1, in its "caption", conditions the implementation of privatization "on the granting of new electric energy generation concessions for Concession Contracts 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP), signed by the Federal Government and Furnas Centrais Elétricas S.A. (Furnas)".*

The new grants referred to in the provision will continue to integrate, the supply of energy for 30 years, pursuant to paragraph 1, and will be accompanied by the contracting of thermoelectric generation powered by natural gas, in addition to the contracting, in Auctions A-5 and A-6 of at least 50% of the declared demand of distributors, hydroelectric power plants up to 50 MW, at the maximum price equivalent to the cap established for the generation of a Small Hydroelectric Plant (SHP) of Auction A-6 of 2019 for projects without a grant, as specified in the provision.

The privatization process, as mentioned, has the potential to affect the electricity sector because, once the capitalization of the state-owned company begins, Law 14182/2021 provides for not only the mandatory signing of new concessions related to existing projects but, concomitantly, the purchase of electric energy from concessionaires, licensees and those authorized by the granting authority. Therefore, there is a risk that the auction processes may disrupt the privatization of Eletrobras due to the bureaucracy inherent to this asset-disposal mechanism, the natural complexity of its legal rules and for exposing themselves to judicialization.

Thus, the legal-regulatory risk of the privatization plan will be analyzed next, considering (i) the conditions for implementing the normative program, (ii) the risk of

judicialization of the privatization policy of Eletrobras and (iii) the repercussion of the provision for establishing several related concession contracts on possible disruptions in the economic and financial balance, to subsidize the pricing of shares that market agents will subscribe.

IV.5.2. Conditions for implementing the normative privatization program and economic-financial balance

Art. 4 of Law 14182/2021 provides the conditions for the implementation of the concession grants referred to in art. 2, which in turn provides as follows:

> *Art. 2. In order to carry out the privatization referred to in this Law, the Federal Government is authorized to grant, for the period provided for in paragraph 1 of art. 1 of this Law, from the date of signature of the new contracts, new grants of electric energy generation concessions owned by or under the control of, directly or indirectly, Eletrobras, which:*
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> *I - have been extended pursuant to art. 1 of Law 12783, of January 11, 2013;*
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> *II - are achieved through item II of paragraph 2 of art. 22 of Law 11943, of May 28, 2009;*
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> *III - are achieved through paragraph 3 of art. 10 of Law 13182, of November 3, 2015;*
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> *IV – have been granted through Concession Contract 007/2004-Aneel-Eletronorte; and*
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> *V – have been granted through Concession Contract 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes HPP.*

From the date of signature of the grants of new concessions, Concession Contracts 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and 004/2004-Aneel/Furnas, the Federal Government is authorized to provide other grants, not necessarily linked to the contracts referred to in art. 1, but for the same period of thirty years.

In order to formalize these new grants, art. 4 sets forth the necessary conditions for the economic viability of such a complex operation:

Art. 4. The conditions for the new grants of electric power generation concession referred to in art. 2 of this Law are:

I - the payment by Eletrobras or its subsidiaries, as defined by the National Energy Policy Council (CNPE), to the Account for Energy Development (CDE), referred to in Law 10438, of April 26, 2002, corresponding to fifty percent (50%) of the added value to the concession by the new contracts;

II - the payment by Eletrobras or its subsidiaries, of the bonus for the grant of new electric power generation concession agreements corresponding to fifty percent (50%) of the added value to the concession by the new contracts, deducted of the following amounts:

a) expenses related to the revitalization of the water resources of the São Francisco River and Parnaíba River watersheds, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and for the navigability of the Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caption of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, which concession contracts are affected by this Law, pursuant to subparagraph c, item V, caption, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Watershed of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;

III - the alteration of the operating regime for independent production, pursuant to Law 9074, of July 7, 1995, including as regards the conditions for the extinction of grants, the expropriation of facilities and indemnities; and

IV - the assumption of hydrological risk management, renegotiation being prohibited pursuant to Law 13203, of December 8, 2015.

Paragraph 1. The new generation concession contract for the power plants reached by item II of paragraph 2 of art. 22 of Law 11943, of May 28, 2009, and paragraph 3 of art. 10 of Law 13182, of November 3, 2015, will preserve the obligations set forth in art. 22 of Law 11943, of May 28, 2009, and art. 10 of Law 13182, of November 3, 2015, respecting the conditions and effectiveness of the

current electric energy sales contracts referred to in the aforementioned articles, provided that the energy arising from the obligations established in art. 22 of Law 11943, of May 28, 2009, and art. 10 of Law 13182, of November 3, 2015, may not be subject to resale, sale or assignment in the Free Contracting Environment (ACL), and its use shall be restricted to consumers who are part of the electric energy sales contracts referred to in the aforementioned articles.

Paragraph 2. The provisions of art. 7 of Law 9648, of May 27, 1998, do not apply to new electric power generation concession agreements referred to in this article, and the quota referred to in item I of the caput of this article will be fully credited in favor of electric energy distribution concessionaires and licensees, for the purpose of reasonable tariffs in the Regulated Contracting Environment ([ACR [Portuguese acronym for Ambiente de Contratação Regulada]), distributed proportionally to the amounts discounted as a result of altering the operating regime for independent production referred to in item III of the caption of this article.

If the privatization plan is implemented in the exact terms recommended by art. 1 of Law 14182, including the exercise of the option by the Granting Authority to contract the generations under the final wording of the caption of mentioned art. 1, an economic-financial equation will be established in relation to the expected average generation of Eletrobras HPPs, which will be considered in the calculation of the generation grant bonus.

If this privatization scenario does not occur in the terms considered by the CNPE for the calculation of the grant bonus, there may be an imbalance in the financial equation established as a premise for calculations referred to the bonus.

According to art. 5 of Law 14182/2021, it was designated to the National Energy Policy Council – CNPE, through CNPE Resolution 15/2021, the definition of the Total Added Value of new concessions, as well as the values referred to in items I and II of art. 4. These provisions address the installments that add to the financing of the concessions and which are also conditions to formalize the grant.

The first item provides for payment by Eletrobras or its subsidiaries, as defined by the CNPE, to the Account for Energy Development (CDE), referred to in Law 10438, of April 26, 2002, corresponding to 50% of the Total Added Value to the concession by the new contracts.

In addition, item II refers to the payment by Eletrobras or its subsidiaries of bonuses for the granting of new concession contracts, corresponding to 50% of the Added Value to the concession, deducted from the installments regarding (i) expenses related to the revitalization of water resources of the São Francisco River and Parnaíba River watershed, pursuant to subparagraph "a" of item V of the "caput" of art. 3 of this Law; (ii) expenses related to the development of projects in the Legal Amazon, aiming at structural reduction of the energy generation costs and the navigability of Madeira River and Tocantins River; (iii) expenses related to projects in the area of influence of the reservoirs of Furnas hydroelectric power plants, whose concession contracts are affected; and (iv) expenses to reimburse the economic value of the electric energy supply to the Integration Project of the São Francisco River with Hydrographic Watershed of Northern Northeast (PISF).

The economic-financial risk that can be noted in the model involves, therefore, payments for the values added of the concessions, determined based on the criteria defined by the CNPE and in compliance with the minimum conditions defined in the items of paragraph 1 of art. 5:

> *Art. 5. The CNPE shall be responsible for establishing the added value by new electric power generation concession contracts and for fixing values referred to in items I and II of the caption of art. 4 of this Law.*
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> *Paragraph 1. For the calculation of the added value to the concession, the following will be considered:*
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> *I - the change of the exploitation regime to independent production;*
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> *II - the deduction of credits related to the reimbursement for proven expenses for the acquisition of fuel incurred until June 30, 2017, by concessionaires that were controlled by Eletrobras and holders of the concessions addressed in art. 4-A of Law 12111, dated December 9, 2009, which have been proven but not reimbursed due to the economic and energetic efficiency requirements addressed in paragraph 12 of article 3 of said Law, including monetary restatements, in which case the compensation will be limited to three billion, five hundred million reais (R$ 3,500,000,000.00);*
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> *III - the termination of the electric power contracted under the provisions of article 1 of Law 12783, of January 11, 2013, to comply with the provisions of item III*

of the caption of art. 4 of this Law, gradually and uniformly, within a minimum period of five (5) years and a maximum period of ten (10) years; and

IV - (VETOED).

Paragraph 2. The calculation of the added value to the concession shall consider the adjustments referred to in subparagraph b of item II of the caption of art. 6 of Law 9491, of September 9, 1997, provided that they are relative to obligations recognized by the Federal Government with Eletrobras.

Paragraph 3. The recognition of the credits in item II of paragraph 1 of this article shall imply their settlement.

Paragraph 4. The Ministry of Mines and Energy and the Ministry of Economy shall be responsible for proposing the values that will be fixed in accordance with the provisions of the caput of this article.

Thus, if the calculations of the Total Added Value made by the CNPE are not accurate in relation to the cost components set forth in the above provision, some risks would exist that deserve to be noted. For example: are price expectations compatible with the commercialization in the ACL? Were the risks and benefits of acting in the ACL duly considered?

In compliance with the regulatory determination provided for in the aforementioned art. 5 of the privatization plan, the National Energy Policy Council published CNPE Resolution 15, of August 31, 2021, in the Federal Official Gazette of September 2, 2021, thus establishing at sixty-two billion, four hundred and seventy-nine million, six hundred and fifty-six thousand, three hundred and seventy reais and ten cents (R$ 62,479,656,370.10) the Total Added Value to be granted due to the privatization of Centrais Elétricas Brasileiras S.A. - Eletrobras (art. 1).

In addition to defining the Total Added Value, the CNPE's resolution also established the complex methodology for calculation, refunds and adjustments (art. 1, sole paragraph) and the amount to be paid by Eletrobras or its subsidiaries as a bonus for the granting of new electric power generation concession contracts whose subject-matter is a set of HPPs listed in Exhibit I of CNPE Resolution 15/2021, in the amount of twenty-five billion, three hundred and seventy-nine million, seventy-nine thousand, nine hundred and seventeen reais and seventy-six cents (R$ 25,379,079,917.76).

Another element to be considered in the risk matrix is that, in the event of imperfect compliance with charges and compulsory contracts for concessions and purchases of energy potential, pursuant to Law 10848/2004, established by the provision, there would be a fundamental change in the result originally pictured in the privatization plan, which may be questioned in the future, especially from a political point of view. Thus, the contracting of thermoelectric plants, SHPs or the extension of the terms of PROINFA contracts does not depend on Eletrobras, but its privatization was related to such events.

Considering this possibility, in theory, can be seen as a factor to be considered when setting the price of the participation quotas that will be released on the open market in the execution of the central stage of the privatization plan. However, as discussed below, the mere possibility does not seem to indicate a substantial encumbrance of the value of the securities, which could compromise the maximization of disposals of shareholding, since it is clear the possibility of inducing the market to understand the plan as a riskier disinvestment modality than it is, due to the risks and parameters weighed by the granting authority to precisely define the values and potentials to be delegated and contracted in the future.

In the change to free-market modality, taking into account the studies conducted by the Federal Government and BNDES, which will still be subject to an in-depth economic analysis by the TCU, it is certain that any regulatory and even infrastructural obstacles to implementing concessions and strengthening, among other sources, thermal plants, are deemed circumstances with a mere *possibility* of taking place. It is understood that the risk inherent to any type of contracting does not make them predictable or deprive them of their exceptional character.

According to MARÇAL JUSTEN FILHO ("**Teoria Geral das Concessões de Serviço Público**", São Paulo, Dialética, 2003, p. 400):

> *"(...) the extraordinary nature of the event can be affirmed from both a qualitative and a quantitative perspective. An extraordinary chance is verified when an anomalous and implausible event occurs after the agreement is formalized, producing a change in the original relationship between charges and benefits. When*

alluding to the anomaly of the event, reference is made to an event that strays away from predictability standards due to its qualitative or quantitative configuration."

The reason for preparing studies before formalizing and implementing the divestment plan is to predict, with the greatest accuracy available to the granting authority, the parameters necessary to guarantee the continuity of public interest services.

Hence, in principle, the mere possibility of the charges defined in the risk matrix as sufficient to ensure the soundness of the privatization and the contracts that condition is not being complied with, due to extraordinary reasons, as provided for in the privatization law, does not justify the significant encumbrance on the value of the securities placed on the market, to the point of restricting the interest of economic agents in the capitalization of Eletrobras.

IV.5.3. Considerations on litigation risks surrounding the privatization of Eletrobras

It should be noted, with regard to the sensitive aspects involving Law 14182/2021 and concerning the litigious aspect of the capitalization process of Eletrobras, that this law, upon the conversion of PM 1031/2021, was challenged before the Federal Supreme Court, through the filing of the Direct Action of Unconstitutionality (ADI, from the Portuguese term "Ação Direta de Inconstitucionalidade") 6938, in which various party groups appear as plaintiffs.

Among the complex constitutional issues raised in the ADI, the following stand out (i) the questions around the constitutionality of the entire normative structure of Law 14182/2021, based on the argument that the originally issued Provisional Measure lacked the constitutional premises of urgency and relevance of the matter; and (ii) the specific challenge to art. 1, paragraph 1, and arts. 20 and 21, whose declaration of unconstitutionality is requested alternatively to the invalidation of the entirety of the text.

It should be noted, regarding item "ii" above and the subject matter of ADI 6938, that those provisions are the same that establish the controversy that will be herein

examined regarding the definition of the risk matrix of the concessions under the public divestment plan and the possibility that the complexification of the supply network could lead to a break in the economic-financial balance of privatization, which would ultimately affect the market price of equity securities.

In order to focus on the argument to be discussed by the Supreme Court and which, more significantly, interests to the analysis now performed, it will be addressed how a possible granting of the secondary claim would affect the plan and composition of the price of securities.

Indeed, the current wording of art. 1, paragraph 1, as approved by the conversion project, was the result of improvement to the text sent by the Presidency of the Republic, to which 632 amendments were presented, in Parliament, including amendments that added, excluded and modified the text, and whose subjects, as claimed by the associations that filed the direct action, exceeded the thematic relevance defined by the text of PM 1031/2021 sent to the House of Representatives, as they deal with issues such as the debated obligation to extend concession contracts and the imposition of mandatory purchases of energy potential, without the corresponding budget provisions.

They argue, under the argument of thematic irrelevance, the inclusion of "budgetary long-tails" contained in the conversion law:

> *(i) the mandatory contracting of 8,000 MW of installed capacity of natural gas thermoelectric plants – 1,000 MW in the Northeast region, 2,500 MW in the North, 2,500 MW in the Midwest and 2,000 MW in the Southeast (art. 1, paragraph 1, combined with art. 20);*
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> *(ii) the mandatory contracting of 2,000 MW or more of installed capacity of hydroelectric power plants with up to 50 MW of power – "small hydroelectric plants" (art. 1, paragraph 1, combined with art. 21);*
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> *(iii) the authorization for the immediate construction of the Tucuruí Line, regardless of the environmental licensing process already in progress (art. 1, paragraphs 10 and 11).*

The entry of thermal plants, through the concessions provided for in art. 1, paragraph 1, and reproduced in art. 20, as stated in the ADI, would imply the artificial creation of a market reserve for thermoelectric plants powered by natural gas for fifteen years and the contracting of small hydroelectric power plants in auctions held until 2026.

Thus, the execution needs the established conditions to the granting authority and to Eletrobras itself by art. 1, paragraph 1 et seq. (arts. 4 and 5 of Law 14182/2021, *v.g.*), and it is an extremely important condition to ensure the soundness of the economic and financial balance mechanism, since the calculations of generating potential, operational inflexibility and subrogation of thermals to energy capacity are based on assumptions that identify, in the elements of art. 1, paragraph 1, the conditions that should guarantee national supply according to the average consumption per MWh in the regions affected by privatization.

In fact, the exact provision of art. 1, paragraph 1, combined with the authorization conferred to the Federal Government to grant, from the date of signature of the new contracts, new grants of electric energy generation concessions owned by or under the control of, directly or indirectly, Eletrobras, established in art. 2, is a core element of privatization itself.

The lengthy wording contrary to the good legislative technique, which is evidenced by the provision of art. 1, paragraph 1, appeared, due to its importance to privatization, as a drafting strategy undertaken by Congress, aimed at making the Legislative Branch's intention prevail in this privatization, as it virtually made the presidential veto unfeasible due to its content.

Art. 66, paragraph 2, of the Federal Constitution, provides for this as "the partial veto will only cover the full text of an article, paragraph, item or subparagraph", which made it impossible to veto fragments of art. 1, paragraph 1, or even the entirety of its text, under penalty of emptying the privatization.

This circumstance was even emphasized by the author of the bill of conversion in Parliament, Congressman Elmar Nascimento (DEM-BA) when asked about the purpose of the deliberate lack of technique regarding the wording of the provision:

> *"(...) more or less. It is more or less more assured that the will of the congress will prevail in this matter."*[3]

These considerations reveal an important observation around the judicialization of the capitalization plan, consisting in the fact that the risk was already deemed materialized since the most relevant provision to privatization, currently, has already had its constitutionality challenged.

Thus, presuming that Law 14182/2021 is not declared unconstitutional in full – since the assessment of the existence of the premises authorizing the issuance of Provisional Measures is an act of a political-discretionary nature of the President of the Republic exceptionally reviewed by the Court –, a possible acceptance of the secondary claim made in the ADI would lead to the exact consequence that would result from the presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire regulation depends on implementing the provision of art. 1, paragraph 1, combined with arts. 20, 21 and the conditions addressed in arts. 2, 4, and 5.

ADI 6938 is currently in the stage of submittal of information by interested parties, after which it will be held under advisement by the Rapporteur, Justice Nunes Marques, to examine the preliminary injunctions filed by the plaintiff associations.

It is worth mentioning that, in addition to the complexity inherent to the privatization plan itself, there are various constitutional issues surrounding the subject. Thus, since the filing of the direct action in July, the injunction has not been examined so far. Federal Supreme Court Chief, Justice Luiz Fux, upon receiving the request at the time of assignment, deferred the examination to the Justice-Rapporteur, recognizing the exceptional complexity of the matter discussed.

This injunction seeks to suspend the effects of Law 14182/2021 and, alternatively, of the mentioned provisions challenged on a secondary basis, which would bring forward the definitive remedy until the final judgment of the action. In consequence, the capitalization process as a whole would paralyze.

Regarding the referred ADI, it's important to note that the Federal Public Ministry, through the General Attorney's Office, in an opinion added to the case records on October 19, 2021, was for the dismissal of the ADI requests.

However, a critical point to be examined, and one that draws the Government's attention and the market, is the analysis of the privatization project by TCU.

On September 13, 2021, it was found that the Federal Government had already sent the first part of the studies to the Accounting Court, which would be subject to a taking of accounts reported by Justice Aroldo Cedraz.

Although the TCU no longer has the power to halt the effectiveness of Law 14182/2021, given that the opinion in Precedent 347/STF is superseded, which authorized it to decide on the unconstitutionality of acts by the Government, there is a possibility that the Court determine the suspension of the privatization, in case of evidence of possible litigation regarding the economicity of the project and complexity of the economic-financial balance, likewise ADI 6938.

In Case TC 000.350/2021-4, a request for examination of the record by Justice Aroldo Cedraz, rapporteur of the Eletrobras case at the TCU, imposed a sixty-day delay in the publication of the auction notice regarding the implementation of 5G technology by auction, and ultimately, voted against the proposal from the technical unit, which was in line with the Federal Government' agenda.

Such considerations lead us to believe that, under the privatization feasibility standpoint, the possibility of the TCU examining more sensitive aspects of the project subsist, and with possible delays in the initially expected schedule to offer the securities in the market, capitalization may be impacted in relation to the ratio between the amount defined for Eletrobras changing to the free market and the economicity of the mandatory concessions under Law 14182/2021.

Incidentally, although the postponement determined by Minister Aroldo Cedraz – the rapporteur of the privatization processing on Brazil's Court of Accounts (TC 008.845/2018-2) for inclusion in that Court's judgment agenda of 12/15/2021 –, has not severely impacted the progress of the project, it is possible that the Court's

understanding will constitute an important influencing factor to be considered on the pricing of shares of stock in the IPO, or even due to market orientation.

The aim of Proceeding 008.845/2018-2, mentioned above, which may be considered at this stage, is the process regarding the accompaniment of the privatization of Eletrobras and its sectorial impacts, for consumers and for the Federal Government, also considering the scenario of not carrying out the privatization.

On the aforementioned session on December 15, 2021, the analysis of Eletrobras' privatization was once again postponed, this time without a defined date for the Court's re-examination, due the request for examination of the case records presented by Ministry Vital do Rego. Indeed, specialized media[4] have pointed out that, after the request for examination presented in the TCU Plenary, the Company's shares fell more than 10%.

Although the Ministry of Mines and Energy is subject to the TCU's approval to be able to implement the operation, the suspension tends to impact the privatization schedule, which defined May, 2022 as the final prevision for the resolution of the matter, given that the Court will only meet again on January 19, 2022 and with no definition, so far, of the docket.

Despite the suspension, however, the MME and Eletrobras were authorized to proceed with the studies, notably about the points that will possibly be questioned by the other Ministers after the return of request for examination of the case records.

This aspect was highlighted in the session on December 15, 2021 in an oral manifestation by Minister Benjamin Zymler, who advanced his understanding to anticipate that he should return favorably to the proposed model for privatization:

> *"This request for examination of the case records compromise substantially the privatization schedule. For the capitalization to be achieved on April, we can use as reference Eletrobras' financial statements from the fourth quarter. After that, we'll*

[4] Infomoney. After droping 13%, Eletrobras' stocks (ELET3;ELET6) close practically stable with relief about TCU. Available at: https://www.infomoney.com.br/mercados/acoes-da-eletrobras-elet3elet6-caem-cerca-de-10-com-pedido-de-vista-interrompendo-analise-de-privatizacao-no-tcu/. Access in 12/29/2021.

have to use the financial statements from the first quarter of 2022. Then I would say that the chances of occurring the privatization in 2022 are practically impossible."[5]

Besides Minister Zymler, the reporting judge Aroldo Cedraz also voted for the advancement of the privatization, determining, therefore, the complementation of the studies by MME, which shall occur during the suspension period.

Among the points addressed by the before the request for examination of the case records, the following stands out:

a) Determination to MME to present additional studies about the medium to long term economic and financial impacts regarding the free and captive market consumers;

b) Recomendation to MME for complementing the studies for the definition of the HPPs optimal utilizations, for the subsequent submition to ANEEL's approval, involving updated values of flow, water consumption use and the definition of the physical guarantees risk, besides other free market energy price benchmarks and studies about tax benefits.

Regarding this specific point of the vote, as ascertained by Jota[6], Minister Cedraz stated as follows during the Plenary reading:

"Under these circumstances, I consider really foolharded the decision of abdicating State control of the twenty-two hidroeletric generation concessions under Article 2 of Law 14182/2021 without, at least, the previous stablishment of general regulation norms ans specific contractual rules that assure the Brazilian State the preservation of the benefits that these HPPs provide in terms of regulation, charge monitoring and planning for the confrontation of seasonal fluctuations in generation.

c) The determination to the National Energy Policy Council (CNPE) to complement the motivation of the HPPs change to free market option and the contributions to the Account for Energy Development (CDE);

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[5] Jota. Eletrobras: Minister Vital do Rêgo requests for examination of the case at TCU. Available at: https://www.jota.info/tributos-e-empresas/mercado/eletrobras-ministro-vital-do-rego-pede-vista-do-caso-no-tcu-15122021. Access on: 12/29/2021.

[6] Jota. Eletrobras: Minister Vital do Rêgo requests for examination of the case at TCU. Available at: https://www.jota.info/tributos-e-empresas/mercado/eletrobras-ministro-vital-do-rego-pede-vista-do-caso-no-tcu-15122021. Access on: 12/29/2021.

Minister Raimundo Carreiro also joined Minister Aroldo Cedraz on the subject of the privatization process status, which, at first, indicates that the case would proceed faster in the Court after the examination of the case records and the end of Court recess, according to the proposition of the docks by the Presidency.

IV.6. Summary of assessments and notes

The privatization of Eletrobras presupposes the granting of new concessions to hydroelectric power plants generation projects considered of paramount importance for Eletrobras' operations, such as Concession Contracts 007/2004-Aneel-Eletronorte, signed by the Federal Government and Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), and 004/2004-Aneel/Furnas, specifically for the Mascarenhas de Moraes Hydroelectric Power Plant (HPP). In addition to such projects, the Federal Government shall grant new electric energy generation concessions from other priority projects, as per the list presented in Art. 2 of Law 14182/2021.

The application of grant extension for Eletrobras' projects participating in the MRE and benefiting from the provisions of Law 13203/2015 should be taken into account, either to extend the grant term of such undertakings (if the extension is granted after the granting of new concession pursuant to Law 14182/2021) or for indemnity purposes.

The contracting of thermoelectric power plants with 70% inflexibility, as well as the institution of recovery programs for SIN HPPs reservoirs, may impact the electric energy generation of Eletrobras HPPs, as such HPPs may have their electric energy generation reduced, further increasing the risk of an increase in the deficit in the MRE.

One of the elements to be considered in the risk matrix and which, in principle, is able to affect the pricing of shares, is the possibility of challenges if the thermal plants are not implemented in the exact terms of Law 14182/2021. The partial or imperfect fulfillment of the conditions calculated as necessary and indispensable for privatization may lead to future challenges. However, in practice, the construction schedule of these thermoelectric plants should consider the needs of the electric system, which, as it

seems, would not require such power plants in the sites established by the law, nor on the dates set forth.

Although the possibility mentioned above can, in theory, be taken as a factor to be considered when setting the price of the quotas that will be released on the open market, in the execution of the core stage of the privatization plan, the mere possibility of the charges defined in the risk matrix as sufficient to ensure the soundness of the privatization and the contracts that condition is not being complied with, due to extraordinary reasons, as provided for in the privatization law, does not justify the significant encumbrance of the value of the securities placed on the market, to the point of restricting the interest of economic agents in the capitalization of Eletrobras, as highlighted in the reasoning.

Regarding the possible risk of commencement of litigation on the complex privatization plan, it should be stated that, at least in part, the risk level that may be envisaged was deemed consummated even before the works rtelated to the pricing of quotas taken to the market begun. This occured because when the project to convert Provisional Measure - PM 1031/2021 was approved by the Parliament, with the consequent enactment of Law 14182/2021, ADI 6839 was immediately filed before the Federal Supreme Court, in which the plaintiff parties question the main provisions that inform privatization.

Considering that the examination of the preliminary injunction requested in ADI 6839 has been deferred on some occasions, mainly due to the complexity of the constitutional issues addressed in the direct action, it is possible to understand that the processing of this action for abstract control should not bring significant legal uncertainty to the market so that the inconvenience that the possibly aggravated risk could significantly burden Eletrobras' capitalization can be ruled out.

Assuming that Law 14182/2021 is not declared fully unconstitutional, possible granting of the secondary claim in the ADI would lead to the exact same consequence that would occur with a presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire regulation depends on implementing the

provision of art. 1, paragraph 1, combined with arts. 20, 21 and the conditions addressed in arts. 2, 4, and 5.

However, as the legality and economy assessment of the privatization is pending examination by the Federal Accounting Court - TCU, which imposed hindrances to similar projects in the past, and given the opinion issued by the Justice reporting on the Eletrobras case, to some extent, the process may be impacted by its proceeding at the Court, which, in principle, could characterize an influencing factor to be considered on the pricing of securities when going public or even due to market orientation, assumptions that will be better evaluated after the ruling of the case in the TCU, that, even though scheduled for judgment on December 15, 2021, was suspended after a request for examination of the case records during the session.

V. Methodology

In this chapter, the methodology for determining the Marginal Cash Flow for calculating the Grant will be presented, as well as the critical variables of its formulation, in particular, the energy sales curves derived from the hydrological scenarios that calculate the GSF, PLD and forward curves. Figure 1 presents a block diagram of how the main topics of this analysis were systematized to arrive at the results of chapter VIII.


Sensitivity factors and Scenario
Analysis of the Risks
GSF
PLD
Forward
Commercialization Assumptions
Eletric Power Generation and Commercialization
Operation Assumptions
WACC
Points for Attention
Economic Financial Model
Capitalization Cash Flow
Current Cash Flow
Marginal Cash Flow per CGU
Total Added Value
Deductions
Grant Value

Figure 1: Methodological Flowchart

Source: Own Elaboration.

As it will be discussed in chapter VII – Summary Analysis of the Risks, the risks taken into account throughout the Report will be addressed in 1. Points for attention, to be monitored by Eletrobras Management; 2. Assumptions and variables parameterized for the risk in the Financial Model, as stated in chapter VI – Definition of Assumptions**Definition of Assumptions**; and 3. Risks analyzed through sensitivity

cases and scenarios, perceived through major changes in the hydrology assumptions and variables, configuration and expansion of the future electrical system, energy prices and certain trading strategies.

Section V.4 – Pricing and Hydrological Risk Scenario presents how the future probabilistic scenarios of GSF and PLD will be projected based on climatological series, including (for example) assumptions about expansion of the system and climatic periodicities such as El Niño, La Niña, etc. These assumptions, associated with the electricity production costs of each submarket, make up the determinants of the neural network for the formation of projective energy trading price curves ("Forward curves").

Provided with GSF, PLD, and forward curves, it is possible to explore the application of several trading strategies that can best balance the risks and opportunities of exposure to the sale of energy on the short-term market and the free (non-regulated) contracting environment. These strategies were defined exogenously to the Financial Model.

In light of the foregoing, the set of assumptions (herein called "Operating Assumptions"), hydrological scenarios ("GSF" and "PLD" in the diagram), prices ("Forward"), trading strategies and discount rate comprise the Financial Model's external basic inputs, which was structured by a Marginal Cash Flow logic expounded in section V.1. This (the Marginal Cash Flow) is the outcome from the difference between the cash flow projection from the power plants (or CGUs – Cash Generating Units) considering the scenario in which Eletrobras' capitalization ("Capitalization Flow") against the scenario as it is today ("Current Flow").

Overcoming this phase of inputs, the Added Value of each CGU (or HPP) is calculated by net present value, which, when integrated, results in the Total Added Value. This amount, thereafter, must be deducted from the amounts determined in Law 14.182/2021 to, finally, reach the calculation of the Grant Amount.

It is worth noting that adopting a single discount rate (WACC) for quota flows and in independent production rules out the discussion of this rate from the topic of

"energy trading business risk" and ultimately allows for the application itself of the Marginal Cash Flow methodology, which will be further explained in section V.2.

In general, it is also worth noting that the risk analysis in this scope refers to the risks identified in the context of future flows projected when Eletrobras is capitalized. In this regard, despite permeating the entire conception of the Base Case, the risk analysis receives an *ex-post* contour in relation to its formulation, so much so that it will only receive an extended discussion after the presentation of the Study's basic assumptions and variables, in chapter VII. Even still, as will be seen, this analysis has a recursive character in the reformulation of the assumptions, which will be tested in different cases of sensitivity and end up affecting the Base Case at different levels.

Finally, this "dispersion" of possible values added formed by the "disruption" of the assumptions of the Base Case will compose the conclusion of the Risk Analysis, whereby each of the points raised will be rated as threats or opportunities, low or high, to provide a framework to support Eletrobras Management's decision making regarding the risks taken. This last topic will be covered in section VIII.5 – Risk rating which concludes this Report.

V.1. Marginal Cash Flow and Grant Determination

The Total Added Value of the capitalization (VA_{total}) can be understood as the sum of the individuals Values Added of each power plant by applying the cash-generating unit (CGU) concept with the discount from the indemnities of Tucuruí and Curuá-Una HPPs. A CGU is "the smallest identifiable group of assets that generates cash inflows, which are largely independent of cash inflows from other assets or other groups of assets" (CPC 01, item 6). From this derives the formula below:

$$VA_{total} = \sum VA_i - Indemnities$$

Where:

VA_{total} = Total Added Value

VA_i = Added Value for each CGU where i = 1, 2, 3... 18

The Added Value (VA), in turn, will be calculated by the Discounted Cash Flow method using the difference of the net present value of the free cash flows to the firm (FCFF) of the Capitalization Scenario ($FCFFc$) and the Current Scenario ($FCFFa$).

In the BASE DATE, the sum of the discounted cash flow for each period results in the Net Present Value (NPV), according to the following formula:

$$VA_{total} = \sum_{i=1}^{18} NPV_{FCFFc,i} - \sum_{i=1}^{18} VPL_{FCFFa,i} - Indemnities$$

Where:

VA_{total} = Total Added Value;

NPV_{FCFFc} = Net Present Value of Capitalization Scenario Flows;

NPV_{FCFFa} = Net Present Value of Current Scenario Flows;

The appropriate discount rate for remunerating these flows is the WACC (Weighted Average Cost of Capital), which reflects the weighted average cost of equity and cost of debt, and represents the minimum rate of return required for the sector evaluated without considering the project indebtedness flow.

Section V.2 - Weighted Average Cost of Capital (WACC) proposes the adoption of a single WACC to calculate both flows, the Capitalization Scenario and the Current Scenario. Therefore, it is presumed that the risks due to the change of the exploration regime in accordance with the new concession contracts will be accounted for along the cash flow of the Capitalization Scenario, excluding the need to project two cash flows.

In this case, the measurement of Added Value can be expressed through the Marginal Cash Flow, which is, the cash flow resulting from the difference between the Capitalization Scenario and the Current Scenario. This mathematical simplification is relevant for reduce the number of assumptions considered and reducing the study to the most relevant and sensitive assumptions for determining the Added Value.

The cash flow under the quota system (Law 12783/2013) is determined as follows:

+ Annual Generation Revenue (RAG)
- Operating Expenses (OPEX)
- Capital Expenditure (CAPEX)
- Sectorial Charges
- Annual Generation Revenue Taxes

= $\mathbf{FCFF}_{\text{Quotas}}$

And for the cash flow under the independent power production regime:

+ Power Sale
- Operating Expenses (OPEX)
- Capital Expenditure (CAPEX)
- Exposure to the STM
- Sectorial Charges
- Independent Power Producer Taxes[1]

= $\mathbf{FCFF}_{\text{IPP}}$

Considering that the calculation of the Added Value will be given by the difference between the flows of the Capitalization Scenario and the Current Scenario, it is understood that, for the period in which there is a convergence between the two scenarios (period in which they would occur concurrently) some assumptions can be disregarded from the Marginal Cash Flow assuming that there is no change in its forecast from the change in the commercialization regime. These assumptions are Operating Expenses (OPEX) and Capital Expenditure (CAPEX).

Furthermore, it is understood that the sectorial charges and taxes applicable to the Marginal Cash Flow also refer to the marginal sectorial charges and taxes resulting from the difference between the two cash flows.

If there is an understanding, however, that there may be a change in Operating Expenses or Capital Expenditure arising from the renewal of the concession contracts, the marginal variation of these must be implemented in the Marginal Cash Flow.

For the period in which there is no convergence of flows, which is, periods in which there will only be a cash flow determination for one of the two scenarios (Current Scenario or Capitalization Scenario), the complete cash flow must be considered.

It should be noted that, even for the period in which the commercialization system is the same between the two scenarios, there is Added Value, and the Marginal Cash Flow does not presume null values. This is due to the difference in energy traded between the regimes, as the new physical guarantee is applied to the Capitalization Scenario flow.

Thus, as the CGUs under analysis are, in the Current Scenario, under specific energy commercialization regimes and with different concession end dates, the Added Value for each CGU must be defined separately. The basic assumptions for the definition of the Added Value in each period are made according to Table 4 below.

Table 4: Treatment of Added Value for each CGU

HPP	Treatment
Quota Regime in accordance with Law 12783/2013	
Boa Esperança[1] Paulo Afonso Complex[1] Luiz Gonzaga[1] Xingó[1] Funil – BA Pedra Coaracy Nunes Corumbá I Estreito Funil – RJ Furnas Marimbondo Porto Colômbia	**2023 - 2042**: Added Value = NPV IEEP - NPV Quotas **2042 - 2052**: Added Value = NPV IEEP [1]for the CHESF HPPs (Boa Esperança, Paulo Afonso Complex, Luiz Gonzaga and Xingó), approximately 2% of Physical Guarantees was considered under the Independent Power Regime.
Transition Regime according to Law 13182/2015	

HPP	Treatment
Sobradinho	**2023 - 2037**: Added Value = (NPV IEEP + NPV Quotas)$_{capitalization}$ - (NPV IEEP + NPV Quotas)$_{current}$ **2037 - 2052**: Added Value = NPV IEEP - NPV Quotas **2052 - 2059**: Added Value = -NPV IEEP
Itumbiara	**2023 - 2035**: Added Value = (NPV IEEP + NPV Quotas)$_{capitalization}$ - (NPV IEEP + NPV Quotas)$_{current}$ **2035 - 2050**: Added Value = NPV IEEP - NPV Quotas **2050 - 2052**: Added Value = NPV IEEP - NPV Quotas² ² NPV Quotas < 0 **2052 - 2058**: Added Value = -NPV IEEP
Quota revenue is estimated in accordance with PRORET ANEEL and last7 tariff revision	
Power plants outside the quota regime	
Tucuruí Curuá-Una Mascarenhas de Moraes	**2023 - End of the current Concession Contract**: Added Value = NPV IEEP - NPV IEEP **End of the Current Concession Contract - 2052**: Added Value = NPV IEEP

Source: Own Elaboration.

The assumptions of the concessions are found in section VI.3 – General Assumptions of the Concessions, wherein the respective physical guarantees, termination of concessions, extensions and electricity trading regimes are detailed.

Table 4 shows that there are three blocks of power plants for calculating Added Value; from those, the treatment received by the power plants under the Law 12783/2013 represents the most common case. In it, there is a transition from the current quota regime to the flow at an independent producer. Figure 2, below, exemplifies the profile of this flow (of revenue only) for the case of the Paulo Afonso Complex HPP.


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Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 2: Treatment Added Value Paulo Afonso Complex

Source: Own Elaboration.

The Second block refers to the Sobradinho and Itumbiara power plants, which fall under the transitional regime under Law 13182/2015. As detailed in section VI.4.2 – Revenues from power plants under law 13182/2015, the Sobradinho and Itumbiara plants, which are currently independent producers, would uniformly migrate to the quota system; however, they would return being independent producers due to the extension of the grant as a consequence of the hydrological risk renegotiation, as provided for in Law 14052/2020.

One can see in Figure 3 and Figure 4 that, for the plants in the second block, there is a slightly negative revenue difference at the start of the Added Value calculation, due to each plant's revised Physical Guarantee in the flow under the independent production regime, as described in section V.3 – Recalculation of physical guarantees. After the revenue difference returns to a positive level, because of the situation how the independent producer flow exceeds the current revenue flow under the quota regime. Both plants end the flows with considerably negative revenue differences, as their extensions go beyond the period of the contracts signed in the Capitalization Scenario.

Therefore, these flows from the additional period are considered to reduce the value of the Grant, as shown in Figure 3 and Figure 4 for the Sobradinho and Itumbiara

HPPs, the Added Value of the last period is a negative value related to the negative flow of independent producer that the power plants would be entitled to in the Current Scenario, but which will not be considered in the Capitalization Scenario.


2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059
Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 3: Added Value Treatment – Sobradinho

Source: Own Elaboration.


2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058
Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 4: Added Value Treatment – Itumbiara

Source: Own Elaboration.

The third block refers to generators that are under the independent production regime with free negotiation of their contracts, as described in section VI.4.3 – Revenue from independent energy producers. The revenue streams of these plants are shown

in Figure 5 for Tucuruí, Figure 6 for Curuá-Una, and Figure 7 for Mascarenhas de Moraes.


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Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 5: Added Value Treatment – Tucuruí

Source: Own Elaboration.


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Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 6: Added Value Treatment – Curuá-Una

Source: Own Elaboration.


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Capitalization Scenario Independent Power Production
Capitalization Scenario Quota Regime
Current Scenario Independent Power Production (Extension)
Current Scenario Independent Power Production
Current Scenario Quota Regime
Revenue Variation

Figure 7: Added Value Treatment – Mascarenhas de Moraes

Source: Own Elaboration.

For periods in which the Added Value is the difference between (i) the IPP's NPV for the Capitalization Scenario and (ii) the IPP's NPV for the Current Flow, it is going to be considered, as Marginal Cash Flow, the FCFF, which is the result of the difference of the reviewed and actual GF.

It should be noted that the analysis period for determining the Total Added Value is from January 2023 to January 2059. In other words, it is considered that the new concession contracts will be signed in December 2022 after the payment of the Grants, and these contracts will be effective until December 2052. The additional period (from January 2053 to January 2059) refers to the extension of the concession of the Sobradinho (until January 2059) and Itumbiara (until March 2058) HPPs, detailed in section VI.3 - General Assumptions of the Concessions.

It is important to stress that the profile of the marginal flow demonstrated are not suited to represent the financial flows regarding the scale and specific values once this is going to be presented in chapter VI – Definition of Assumptions. Instead, its purpose is to illustrate under the perspective of a methodological treatment the way which the marginal flow is evaluated for the different blocks of HPPs and their particular cases.

The Grant, on the other hand, will be provided as described by Art. 4 of Law 14182/21.

"Art. 4. These are conditions for the new grants of electric power generation concession referred to in art. 2 of this Law:

I - the payment by Eletrobras or its subsidiaries, as defined by the National Energy Policy Council (CNPE), to the Account for Energy Development (CDE), referred to in Law 10438, of April 26, 2002, corresponding to fifty percent (50%) of the added value to the concession by the new contracts;

II - the payment by Eletrobras or its subsidiaries, of the bonus from the grant of new electric power generation concession agreements corresponding to fifty percent (50%) of the added value to the concession by the new contracts, deducted of the following amounts:

a) expenses related to the revitalization of the water resources of São Francisco River and Parnaíba River watersheds, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and the navigability of Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caput of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, the concession contracts of which are affected by such Law, pursuant to subparagraph c, item V, caput, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Watersheds of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;"

In this way, the Grant bonus to the CDE will be given as 50% of the calculated total Added Value, while the Grant bonus to be paid to the Federal Government will be given by the remaining 50% of the total Added Value deducted from the installments described in the legislation in accordance with section VI.9 – Deductions of the Grant bonus according to Law 14182/2021.

V.2. Weighted Average Cost of Capital (WACC)

The WACC is the weighted average cost of capital and represents the minimum rate of return required by the project to allocate its equity capital and third-party capital.

It is determined by the opportunity cost of shareholders and the cost of third-party capital, weighted by their respective amounts, in accordance with the following formula:

$$WACC = K_d * w_d * (1 - T) + K_{and} * w_{and}$$

Where:

K_d = cost of third-party capital

w_d = proportion of third-party capital

T = effective tax rate on profit

K_{and} = cost of equity capital

w_{and} = proportion of equity capital

In this Study, the WACC of the project will be determined considering the costs from the financing sources available for the project, as well as the observed average leverage of companies operating in the same sector. Accordingly, the cost and the respective amount of the project's debt are going to be defined.

For the cost of equity capital, the Capital Asset Pricing Model (CAPM) methodology is going to be used, which is commonly used by the international financial literature to determine such cost, defined by the following formula:

$$K_{and} = R_f + \beta * (ERP)$$

Where:

K_{and} = cost of equity capital;

R_f = risk-free rate refers to the return obtained through risk-free investments;

β = coefficient representing the systematic risk of the business;

ERP = market equity capital risk premium

A problem to be addressed is the different levels of risk perceived between the quota system and the independent production system, in which the concessionaire is subject to GSF and commercialization risks, which would justify, for example, the use of two different discount rates for each of the flows.

However, a satisfactory proposal to address this problem is to incorporate the perceived risk into the projected cash flow. As explained in section V.4.1.8 - Median and Hydrological Curves, several envelopments associated with different climatological series will be prepared. These scenarios will be subsequently ordered in terms of Total Added Value so that the greater their associated p-values, the more conservative the scenarios generated will be. Hence, it can be concluded that adopting a lower and more conservative NPV would be equivalent to a bolder cash flow discounted at a higher discount rate. Strictly speaking, p-values above p50 already satisfy this choice criterion; for the purposes of this Study, we are using the 90% level p-value (p90), i.e. 90% probability of observing an NPV greater than or equal to the one found, given the distribution of possible hydrological scenarios (this matter is addressed in section V.4 – Pricing and Hydrological Risk Scenario and resumed in section V.4.3 – Application in the Financial Modeling).

In this regard, it should be noted that conservatism in the NPV does not necessarily comes from a worse or better hydrological scenario, but from the optimization condition of the trinomial GSF, PLD and energy trading price detailed in section V.4.3

Similarly, it is postulated that the adjustment by the NPV p-values of the implicit power generation and commercialization business risk is an eminently financial-methodological character. Therefore, strictly speaking, the hydrological curves should be critiqued, above all else, based on the hydrological median (as defined in section V.4.1.8 – Median and Hydrological Curves), because it is based on such prospecting that a depreciation of the financial flow is calculated, stemming exclusively from the inclusion of the implicit risk of the business, since a single discount rate remains applied to the Current Scenario and Capitalization flows. The dispersion of hydrological

scenarios arising from the envelopes can be understood as an interval of coverage for possible changes in the value of the NPV, given a confidence criterion.

It is noted that the direct application of two discount rates for each of the flows to be analyzed, although theoretically justifiable, would find little consolidated support in the available literature for the isolated estimation of the additional risks undertaken when assuming the commercialization and generation risk.

Finally, it should be noted that, as explained in section V.1, an important development for the objectivity and simplicity of works using a single discount rate is making the Total Added Value feasible by the Marginal Cash Flow assessment method.

V.2.1. Definition of Beta (β)

The variable β represents the systematic risk of the business, defined as the covariance between the return of the chosen asset in relation to the market, divided by the variance of the market's return. This factor is estimated through changes in the asset price, over time, in relation to the Stock Exchange. However, as the project is not a publicly-traded company in this study, the representative beta value is defined as the average obtained from comparable companies.

For this Study, the β obtained must be the unlevered β, that is, the one disregarding the leverage level and capital structure of the group of companies similar to Eletrobras. Thereafter, β will be re-leveraged according to the capital structure to be defined in this section.

The unlevered β considered for this Study is 0.56, as shown in Table 5.

Table 5: Determination of unlevered beta.

Company	D/E	Levered β	Unlevered β
ELETROBRAS	70.36%	1.49	0.91
AES BRASIL	108.52%	0.56	0.31
CESP	22.24%	0.50	0.41
CEMIG	66.16%	1.34	0.92
COPEL	59.51%	0.94	0.66
ENGIE	57.23%	0.62	0.43

EDP BRASIL	96.18%	0.58	0.33
CPFL	64.21%	0.70	0.48
		Average	**56**

Source: Economatica.

To re-leverage beta, the following formula must be followed:

$$\beta_{levered} = \beta_{unlevered} * \left[1 + \left(\frac{D}{E} * (1 - T)\right)\right]$$

Where:

D = percentage or total debt amount of the asset;

E = percentage or total value of the asset's equity capital;

T = effective marginal tax rate on profit;

$\beta_{unlevered}$ = unlevered beta;

$\beta_{levered}$ = levered beta.

To calculate $\beta_{levered}$, the capital structure for the asset in question must be determined, a topic that is going to be discussed in section V.2.4 – Optimal Capital Structure.

The effective tax rate on profit (T) will be the benchmark rate of 34%.

V.2.2. Risk-Free Rate, Market Premium and Country Risk, Brazilian and American Inflation

To define the cost of capital, the risk-free rate and the market risk premium must be estimated. The Risk-Free Rate (R_f) was calculated according to the daily average of the trading rate of Brazilian government debt securities (NTN-B) maturing in approximately ten (10) years in the period between 2011-2021.

For the Market Risk Premium (ERP), the United States Equity Risk Premium was used, according to values provided by DAMODARAN (2021).

The adopted Long-term Brazilian Inflation (Π_{BRL}) forecast was provided by the BACEN expectation system.

Table 6 contains the data obtained for each of the named factors:

Table 6: Weighted Average Cost of Capital - Rates

Risk-Free Rate	Market Risk Premium	Brazilian Inflation
5.16%	4.72%	3.17%

Source: Own Elaboration (with data from BACEN, FED, Ipea, and Aswath Damodaran).

V.2.3. Funding Costs (K_d)

To estimate the funding costs (K_d) for the project, we choose to use the Rating-*Based Default Spread* method. In this method, a risk spread is assigned over the risk-free rate (R_f), which is presented as a variable depending on the degree of interest coverage for a given level of leverage. That is, for each level of leverage, a level of interest coverage will be determined, which will be understood as a level of credit risk that should impact the level of the indebtedness spread on the risk-free asset, according to values provided by DAMODARAN in Table 7.

Table 7: Weighted Average Cost of Capital - Spreads

Interest Coverage Ratio			
>	≤	Rating	Spread
8.500	100,000.00	Aaa/AAA	0.69%
6.500	8.500	Aa2/AA	0.85%
5.500	6.500	A1/A+	1.07%
4.250	5.500	A2/A	1.18%
3.000	4.250	A3/A-	1.33%
2.500	3.000	Baa2/BBB	1.71%
2.250	2.500	Ba1/BB+	2.31%
2.000	2.250	Ba2/BB	2.77%
1.750	2.000	B1/B+	4.05%
1.500	1.750	B2/B	4.86%
1.250	1.500	B3/B-	5.94%

0.800	1.250	Caa/CCC	9.46%
0.650	0.800	Ca2/CC	9.97%
0.200	0.650	C2/C	13.09%
-100,000.000	0.200	D2/D	17.44%

Source: Aswath Damodaran.

As a reference, we considered the recent issues carried out by Eletrobras in order to understand the company's credit risk perspective regarding the risk pricing for Eletrobras. It is observed that the company's recent issues have an average spread of 1.03%. The spread over the risk-free rate used for Eletrobras is 1.71%.

Table 8: Weighted Average Cost of Capital - Issuances

Date	Company	Instrument	Index	Rate	Term (years)	Amount (R$ MM)
05/10/2021	Eletrobras	Incentived Debentures	IPCA (Extended National Consumer Price Index)	4.91%	10	1500.0
02/20/2020	Furnas Centrais Elétricas	Incentived Debentures	IPCA (Extended National Consumer Price Index)	4.08%	10	800.0
12/11/2020	Eletrobras CGT Eletrosul	Incentived Debentures	IPCA (Extended National Consumer Price Index)	3.75%	8	300.0
05/17/2019	Eletrobras	Incentived Debentures	IPCA (Extended National Consumer Price Index)	5.18%	10	700.0

Source: Ministry of Economy.

V.2.4. Optimal Capital Structure

The capital structure will be estimated from the optimal capital structure, defined as the one that minimizes the cost of capital (WACC) and, therefore, maximizes the value of the respective cash-generating unit. Figure 8 represents the calculation of the optimal capital structure with different levels of leverage with the respective financing costs. The optimal capital structure calculated for the study is 35%.


Ke
Kd after taxes
WACC nominal
20,00%
18,00%
16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
10,90%
10,59%
10,37%
10,32%
11,09%
12,71%
14,56%
15,12%
18,17%
10%
20%
30%
35%
41%
50%
60%
70%
80%

Figure 8: Weighted Average Cost of Capital – Optimal Capital Structure

V.2.5. WACC - Results

Thus, from defining all the parameters necessary for accounting the weighted average cost of capital, Table 9 is presented with the WACC value determined.

Table 9: Weighted Average Cost of Capital - WACC

Risk-Free Rate Scenario			NTN-B
Beta Scenarios			Market Average
Unlevered Beta	βu	Economatica	0.56
Re-levered Beta	βL		0.75
Tax Shield (IR and CSLL)	T		34.00%
Risk-Free Rate	Rf	*ANBIMA*	5.16%
Risk Premium	ERP	Damodaran	4.72%
Brazilian Inflation (IPCA)	Π_{BRL}	BACEN	3.17%
Cost of Equity Capital $_{Nominal}$ (BRL)	**$Ke_R = Rf_{NTN\text{-}B} + \beta L * ERP$**		**12.16%**
Cost of Third-Party Capital $_{Nominal}$ (BRL)	**$Kd_{Nominal}$**		10.35%
Cost of Third-Party Capital$_{Real}$ (BRL)	**Kd_{real}**		6.96%

Debt	D		34.99%
Equity	E	1 - D	65.01%
$WACC = [E/(E+D)] * Ke_R + [D/(E+D)] * Kd * (1 - T)$			**10.29%**
$WACC_{Real} = (1 + WACC) / (1 + \Pi BRL) - 1$			**6.90%**

Source: Own Elaboration.

This amount will be used as the basis for the project's discount rates, as the reference for determining the discounted cash flow, NPV and for calculating the grant bonus.

V.3. Recalculation of physical guarantees

According to Law 14182/2021, new concession contracts will be generated for the CGUs under analysis. A new physical guarantee must be determined in the case of new concession contracts and not renewals, extensions, and amendments to an existing contract.

MME Regulation No. 544, of August 31, 2021, determined the new values for the Physical Guarantees of the power plants; Table 10 summarizes the effects of the publication.

Table 10: Physical Guarantee Reviewed

Subsidiary	CGU (HPP)	Physical Guarantee (MW)	Physical Guarantee (13182/2015) (MW)	Physical Guarantee Revised (MW)
CHESF	Boa Esperança	132.9	3.0	136.2
	Paulo Afonso Complex	2,067.1	46.7	1,658.8
	Luiz Gonzaga (Itaparica)	891.0	20.1	727.0
	Xingó	1,997.3	45.1	1,729.8
	Sobradinho	-	504.5	457.5
	Funil - BA	10.7	0.2	4.8
	Pedra	3.7	0.1	1.7
Eletronorte	Coaracy Nunes	62.6	-	62.2
	Tucuruí	-	4,019.1	3,995.5
	Curuá-Una	-	24.8	30.4
Furnas	Corumbá I	217.4	-	219.5
	Estreito	495.4	-	497.2
	Funil - RJ	115.0	-	102.4
	Furnas	582.0	-	625.0
	Marimbondo	689.7	-	688.7
	Porto Colômbia	186.0	-	205.4
	Itumbiara	-	964.3	948.9
	Mascarenhas de Moraes	289.5	-	299.8

Source: Own Elaboration with Data from MME Regulation No. 544.

According to the Auction Notice (Exhibit I of this Report), as to the calculation of the new Physical Guarantee of the power plants to be considered in the modeling, it should consider, as a reference, the methodology established in legislation in force, as well as the base case (decks of the computational models involved in the calculation) and/or the specific assumptions that the Energy Research Company will possibly consider for the calculation. Since Upside used the assumptions of the EPE itself, it was not necessary to calculate the new Physical Guarantees. In addition, during the provision of services, the official calculation of the grant was disclosed by the CNPE, in which the EPE assumptions were also used. For the results generated in the base case of this Study, it is presumed that the physical guarantees of the MRE power plants of this scope are going to have their physical guarantees exactly in accordance with MME Regulation No. 544, of August 31, 2021.

V.4. Pricing and Hydrological Risk Scenario

This section examines the three main price pillars in the Brazilian electricity sector:

- The PLD price (clearance), which is widely used by authorities as a reference - from fines fees to auction base price. It is calculated by the CCEE as the marginal cost of operating the system (limited by higher and lower regulatory values). This is used for what is known as “clearance” of electricity surpluses and shortages resulting from market negotiations;
- The regulated price (distributor tariffs), made up of an array of contracts, charges, and mandatory contributions. In this case, the tariff has several components, including auction prices;
- The unregulated price (free market), resulting from bilateral negotiations.

Although it is non-intuitive, the PLD influences the entire market. For instance, if a generating agent expects a better result simply by using clearance as a selling

market, consumers ("free" and "captive") may be compelled to pay a higher price to "compete" with the PLD, whereby the generator will choose to trade the more attractive prices or simply deliver the energy to PLD clearance.

The product of this analysis will be the monthly curve of the GSF and PLD given the reference hydrological scenario (this scenario will be called the "hydrological median"), discussed in section V.4.1.8, and forward curves, as seen in section V.4.2.2, derived from this median. Based on this central curve, several curve envelopes (also called "hydrological curves") will be simulated, which will be implemented in the Financial Model, as explained in section V.4.3 – Application in the Financial Modeling.

V.4.1. GSF and PLD projection

In the next sections, the method, critical analysis factors, and results of the GSF and PLD projections to be used in the construction of the projected Marginal Cash Flow will be demonstrated. This hydrological base scenario will be called the "hydrological median"; based on this central projection, the probabilistic scenarios of hydrological curves will be further studied.

V.4.1.1. PLD

PLD prices are calculated by a set of long-term models (the chain of models) managed by the National System Operator (ONS) and by the Commercialization Chamber (CCEE).

As operating conditions and targets change frequently, the volatility of the PLD is very high. Figure 9 presents the historical behavior of the PLD, showing sudden (usually unexpected) "surges" that can last from 3 to 12 months. The use of reservoirs - deeply depleted - leaves the system with little (or no) protection against weather

events, such as droughts/floods or even weaker winds. Without our "batteries" (full reservoirs), prices fluctuate according to nature.


PLD PRICES R$/MWh
1000
800
600
400
200
0
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
Sep-17
Jan-18
May-18
Sep-18
Jan-19
May-19
Sep-19
Jan-20
May-20
Sep-20
SE/CO S NE N

Figure 9: PLD Prices History.1

Source: Own Elaboration.

To simplify, it can be argued that PLD prices correspond to the marginal costs derived from the optimal functioning of the system. Therefore, we need to know:

- Future expansion (installed capacity) and the characteristics and locations of associated sources;
- The future availability of energy source (wind, water, radiation, gas, coal...);
- Future demand.

Granularity and location must meet the PLD assessment. Currently, the PLD is evaluated hourly.

V.4.1.2. Expansion

The expansion combines the generation and transmission projects already contracted, the expected evolution (such as the next auctions) and the long-term future expectations derived from an optimization model compatible with the EPE tools. It is

important to note that although our information is based on the PDE 2030 and PNE 2050 reports, we do not reproduce this data accurately. The reason is simple: since the publication of these works, the system and the market have undergone relevant changes – modernization, delays, laws etc.

We can summarize our survey regarding future expansion in the following steps:

1- Use the PDE 2030 and PNE 2050 as a basis
2- Compare the expansion of these documents with the current one: implement delays, new engagements
3- Implement new decisions (modernization, new laws, etc.)
4- From 2030 onwards (when there are no more new contracts, and it is necessary to expand to meet the load, use a model similar to the MDI (from EPE) to calculate the optimal expansion
5- Consolidate final expansion

Apart from of delays, expansion prices do not have a significant impact on the PLD because all units (except fossil and nuclear) operate with "zero fuel cost" (water, wind and sun are free, in theory, and O&M costs/tariffs are disregarded). On the other hand, fossil/nuclear costs are significant and have a high impact on marginal costs (for example, the dispatch - or the expected future dispatch - of a marginal thermal unit will define the marginal costs and, therefore, will impact the PLD).

Unit prices for fossil power plants fall into two categories:

- "availability price" - fixed price indexed by inflation, which will be paid independently of the factory dispatch;
- "variable price", or CVU, is usually specified under contract and indexed by some defined indicator. This indexing poses an important and sometimes overlooked problem. Its growth is generally higher than inflation rates and causes associated prices to significantly increase on a long-term basis.

The availability of power plants is not enough to meet the load if there is no energy source - in this case, water, wind and sun (so far). It is important to “forecast” climatological inputs such as water input (for hydropower plants), wind velocity (for wind farms), and solar radiation (for solar/photovoltaic power plants).

A climatological model was used, which analyzes the climatic dynamics of each series (drainage basin, regional wind speeds, and solar irradiation) to “extract” periodicities and combine their projections into future scenarios.

For example, historical wind velocity records in Northeast Brazil could be broken down into their main periods: long-term Niños/Niñas variation, annual pattern, and intra-annual cycles (2-3 months). Our forecasting model "extends" these periodicities into the future, along with the associated variability, synthesizing realistic wind power production scenarios.

Figure 10, below, illustrates the hydrological inflow scenarios projected for each market (normalized by the long-term average). These scenarios will correspond to the water availability that can be used for hydroelectric generation.


HIDR SE
1,30
1,20
1,10
1,00
0,90
0,80
0,70
HIDR S
2,50
2,00
1,50
1,00
0,50
0,00
HIDR NE
1,25
1,05
0,85
0,65
0,45
0,25
HIDR N
1,60
1,40
1,20
1,00
0,80
0,60
0,40
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050

Figure 10: Entry scenarios for each submarket

Source: Own Elaboration.

COVID-19 has had a substantial impact on demand growth. Next year's progress is still unknown, and forecasts are challenging. However, most experts agree that the years ahead will not reach the exuberance of the past. Furthermore, efficiency will play an increasingly important role as distributed generation penetrates and more intelligent equipment emerges.

Even so, the growth of the Brazilian electric energy load is remarkable - even with frequent economic crises, past historical averages showed significant annual growth of 3-4%. In other words, approximately 2 GWmed (in physical guarantee) had to be incorporated into the country per year. Even with much more modest dynamics, the load still grows, and some unanticipated needs (such as peak power) will still lead to considerable expansion.

The expansion of the reference generation is calculated by the Energy Planning Authority (Energy Planning Company, PDE 2020-2030). It is essential to note that this benchmark expansion includes already contracted power plants (to be built under concessions or auction contracts) and planned inclusions but not yet contracted (approximately plants to begin to operate after 2026).

However not the entire expansion schedule develops as specified. Delays and inefficiencies are possible - and usually likely.

There is no official plan longer than 2030. Therefore, it is necessary to build a complementary expansion configuration based on credible assumptions, to be listed as follows.

From 2026 onwards, it is reasonable to presume that Brazil will still be growing and that the need for new plants will persist. However, there is not much information about the power plants that would be chosen to be built. A brief analysis of the Brazilian hydroelectric inventory (Eletrobras) shows that, given the total inventory of 72446 MW, only 18115 MW is viable (according to environmental restrictions). From that potential, only 5192 MW are actually under basic design - with actual conditions to be built.

Assuming a conservative hypothesis, we disregarded the construction of new power plants. The hydroelectric source will be expanded only through SHPs, including mandatory ones, according to Law 14120/2021.

The additions of fossil power plants would not be significant since renewable energies are spread throughout the country, and their price is very competitive. However, fossil energy will be attractive to provide reliability and mitigation of climate-related risks. Recent auctions (capacity, simplified) point to the inclusion of new

thermal plants, already established by Law 14182. The importance of these power plants becomes even greater due to the required inflexibility: at least equal to 70%.

Nuclear power plants, in the other hand, are widely rejected by society, which fears adverse effects. The costs are not competitive, and, although defended by some specialists (Eletrobras herein included), they do not find consistent support either among the authorities or among the Brazilian population.

Renewable sources of energy – wind, solar, biomass, to name a few – are Brazil's best bets. This study assumes a proportionally distributed expansion, although changes (e.g., more photovoltaic than wind generators) have no impact on PLD forecasts, since they are all represented at zero cost in the operating models (as water, sunlight and wind are considered "free" fuels).

Figure 11 below shows the resulting basic expected expansion for the next few years by source (new thermal and renewable additions in search of incentives not yet included)


Accumulated Expansion
MW
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
SE NE S N
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Hydro Power Plant
Bi-Fuel Thermal Power Plant - Gas/Oil
Oil-Fired Thermal Power Plant
Small Hydro Power Plant
Hydro Generation Center
Charcoal-Fired Thermal Power Plant
Biomass Thermal Power Plant
Gas-Fired Thermal Power Plant
Thermal Power Plant - Others
Nuclear
Wind Power Plant
Solar Thermal Power Plant
GNL-Fired Thermal Power Plant
Photovoltaic

Figure 11: Expected Expansion by Source

Source: Own Elaboration.

In addition, two important generation additions were considered:

- New renewable energies going into commercial operation – many new projects were expected, such as the deadline for receiving incentive subsidies (Law 14120, of March 1, 2021). The Law established that the "granting" (subsidy)

must be issued by March 1, 2022; all subsidies were issued 36 months prior to the operation date.

- However, as concession deadlines approach and procedures (including connection authorizations)are processed at a sorely slow pace, it is more realistic to presume a deadline delay. Therefore, an operation date delay of six years was considered (until 2028).
- The Eletrobras Privatization Law (Law 14182 of July 12, 2021) establishes the construction of new thermoelectric power plants (gas-powered) associated with high inflexibility (minimum 70%) located in regions not yet served by gas supply. As a significant time was estimated to construct the necessary infrastructure, the perception of the professionals involved in this Report is that the entry dates were postponed for roughly two years.

Table 11 shows the new proposals for renewables and thermal additions for the period 2022-2030.

Table 11: Renewable and Inflexible Thermals Additional Capacity (MW)

RENEWABLE + INFLEXIBLE THERMAL ADDITIONAL CAPACITY					
Year	WIND	UFV	THERMAL N	THERMAL NE	THERMAL SE
2023	1500	700			
2024	1300	700			
2025	1200	600			
2026	800	600			
2027	800	600			
2028	700	600	1000		
2029				1250	750
2030				1250	1750
2031					1000
2032					1000
TOTAL	6300	3800	1000	2500	4500

Source: Own Elaboration.

V.4.1.3. Physical Guarantee

The physical guarantee of Eletrobras' power plants was considered as approved by MME Ordinance 544 of August 31, 2021.

We considered the reduction of the physical guarantee of all other MRE plants being 2.0% (as of 2023) and an additional reduction of 1.5% (as of 2028).

It is important to point out that the renewable energies and inflexibility thermoelectric generators are "non-dispatchable" - in other words, their outputs are mandatorily used for load supply. This will produce a significant impact (reduction) in PLD, since their operating costs are defined as equal to zero in all evaluation models. Table 12 indicates the analytic expansion considered.

Table 12: Expansion of the Resulting Generation

Generation Expansion - Physical Guarantee (Average MW)							
Year	SHP	BIO	WIND	UFV	INFLEX	HYDRO	TOTAL
2022	3553.69	4217.98	9935.56	2257.98	5268.40	56238.28	81471.89
2023	3680.33	4337.09	11047.71	3433.96	5344.15	55210.09	83053.32
2024	3787.60	4362.36	11297.25	4211.44	5840.51	55210.09	84709.24
2025	4108.32	4414.25	12453.73	4746.21	6726.37	55210.09	87658.95
2026	4431.26	4497.47	13172.18	6467.24	8147.60	55210.09	91925.83
2027	4645.96	4497.47	13507.44	6722.48	9986.84	55210.09	94570.28
2028	4864.79	4497.47	13926.51	6977.73	12492.30	54381.94	97140.72
2029	5079.49	4497.47	14345.58	7232.97	13665.32	54381.94	99202.76
2030	5240.52	4497.47	14764.64	7488.21	14811.86	54381.94	101184.64
2031	5347.87	4497.47	15183.71	7820.03	14926.52	54381.94	102157.53
2032	5401.54	4497.47	15602.78	8151.84	15038.57	54381.94	103074.15
2033	5401.54	4497.47	16105.66	8483.66	15155.82	54381.94	104026.10
2034	5401.54	4497.47	16608.55	8815.48	15270.48	54381.94	104975.45
2035	5401.54	4497.47	17111.43	9147.29	15385.13	54381.94	105924.80
2036	5401.54	4497.47	17614.31	9479.11	15454.19	54381.94	106828.56
2037	5401.54	4497.47	18117.20	9861.97	15528.45	54381.94	107788.57
2038	5401.54	4497.47	18620.08	10244.84	15600.11	54381.94	108745.97
2039	5401.54	4497.47	19122.96	10627.70	15671.77	54381.94	109703.38
2040	5401.54	4497.47	19625.84	11138.19	15740.83	54381.94	110785.81
2041	5401.54	4497.47	20128.73	11648.67	15815.08	54381.94	111873.44
2042	5401.54	4497.47	20631.61	12159.16	15886.74	54381.94	112958.46
2043	5401.54	4497.47	21134.49	12669.65	15958.40	54381.94	114043.49

2044	5401.54	4497.47	21637.37	13180.13	16027.46	54381.94	115125.92
2045	5401.54	4497.47	22140.26	13690.62	16101.72	54381.94	116213.55
2046	5401.54	4497.47	22643.14	14201.10	16173.38	54381.94	117298.57
2047	5401.54	4497.47	23146.02	14711.59	16245.04	54381.94	118383.60
2048	5401.54	4497.47	23648.91	15222.08	16314.10	54381.94	119466.03
2049	5401.54	4497.47	24151.79	15732.56	16388.35	54381.94	120553.66
2050	5401.54	4497.47	24654.67	16243.05	16460.01	54381.94	121638.68

Source: Own Elaboration.

V.4.1.4. Demand Prospect (Load)

Future load scenarios are expected for a range of agents and models. The official forecasts, in general, are optimistic, based on the hypothesis of a fast economic recovery - and are seldom confirmed in real life.

It was adopted a model based on Hilbert Spaces[7], described in the references, already implemented in several Brazilian distribution companies and used by the Electric Energy Commercialization Chamber (CCEE). This model breaks down the load and its drivers - such as economic indicators, temperatures, consumer behavior.

Figure 12 below shows the Load Forecast Platform, building a function capable of "translating" driver input variables (drivers) into future load scenarios. The model is applied both to markets (regulated and free) as well as for all distributors, covering the entire country. The platform derives from a load forecast function for each market and distributor, considering the specific regional characteristics (mining, industry, temperature dynamics, etc.).

[7] See Witte et al. (2017)


PLATFORM
Climate variables
Economic variables
Future Scenarios
LOAD
Comportamental variables

Figure 12: Load Forecast Platform

Source: Own Elaboration.

The main algorithm may be described as:

- Use the Hilbert spatial model and historical records to build a transfer function and map possible input variables in loads;
- Make input variables projections;
- Use the function created to map the projected input variables in future load scenarios.

The main drivers (which will be given specific weights, according to the local load characteristics) are associated with economic indicators:

- Seasonality: the load follows a strong seasonality, according to its periodicity dynamics: high temperatures in the summer, vacations, industrial production peak (March and October).
- Evolution of the Brazilian GDP: higher production requires more energy. In addition, economic growth leads to higher yields, entailing higher consumption. It is positive feedback.
- Broad Consumer Price Index - IPCA index reflecting the inflation rate - sometimes seen by the consumer as a "gain", a higher income. Part of the population also reacts to inflation with a "buy while you can" approach. Consumption grows.
- Exchange rate: produces the same response as the IPCA.

- United States of America GDP: The USA is still seen by many as the "world engine," and the industrial activity (steel, ores, etc.) "feeds" American needs. It is interesting to point out that China's trade would also be a good indicator, were any reliable information available.
- Selic tax: The Brazilian economy is fueled by credit. Better rates encourage consumption (in general) and electricity. As there are no credit volume projections, the interest rates (SELIC) may be used as an indicator.

Projections of the Brazilian input variables are obtained from the Brazilian Central Bank's forecast data, while the US GDP is obtained from the Congressional Budget Office.

The efficiency impact is obtained from EPE Studies, summarized in Table 13 below – it is important to note that the term efficiency herein comprises the distributed generation and possible developments - such as micro-grids and prosumers (the new proactive rather than passive consumers).

Table 13: Efficiency Impact

2030	9.6
2050	12.8

Source: Own Elaboration.

The final growth demand is shown in Table 14 below.

Table 14: Demand Growth

DEMAND GROWTH				
Year	S	SE	N	NE
2022	3.27%	3.21%	3.41%	3.88%
2023	3.24%	3.19%	3.30%	3.79%
2024	3.33%	3.21%	3.27%	3.74%
2025	3.42%	3.26%	3.25%	3.72%
2026	3.27%	3.09%	3.22%	3.55%
2027	3.22%	3.22%	3.20%	3.59%
2028	3.22%	3.06%	3.12%	3.43%
2029	3.19%	2.99%	3.09%	3.34%
2030	3.03%	2.95%	3.08%	3.26%

DEMAND GROWTH				
Year	S	SE	N	NE
2031	3.09%	2.90%	3.05%	3.19%
2032	2.93%	2.86%	3.01%	3.12%
2033	2.89%	2.83%	3.01%	3.06%
2034	2.88%	2.79%	2.98%	3.00%
2035	2.78%	2.76%	2.97%	2.94%
2036	2.74%	2.75%	2.90%	2.85%
2037	2.64%	2.74%	2.88%	2.76%
2038	2.62%	2.73%	2.84%	2.69%
2039	2.52%	2.71%	2.77%	2.63%
2040	2.42%	2.71%	2.68%	2.63%
2041	2.38%	2.60%	2.66 %	2.52%
2042	2.32%	2.50%	2.62%	2.51%
2043	2.21%	2.45%	2.56%	2.48%
2044	2.11%	2.40%	2.50%	2.41%
2045	2.06%	2.40%	2.40%	2.30%
2046	2.04%	2.30%	2.31%	2.29%
2047	1.96%	2.28%	2.26%	2.25%
2048	1.90%	2.24%	2.23%	2.24%
2049	1.84%	2.17%	2.15%	2.15%
2050	1.74%	2.13%	2.06%	2.11%
2051	1.72%	2.10%	2.02%	2.09%
2052	1.70%	2.07%	1.99%	2.06%
2053	1.67%	2.04%	1.96%	2.03%
2054	1.65%	2.01%	1.93%	2.00%
2055	1.62%	1.97%	1.91%	1.96%
2056	1.62%	1.97%	1.90%	1.95%
2057	1.61%	1.95%	1.88%	1.94%
2058	1.60%	1.95%	1.88%	1.93%
2059	1.59%	1.95%	1.88%	1.92%
2060	1.59%	1.94%	1.86%	1.91%

Source: Own Elaboration.

V.4.1.5. Restrictions of the System transmission and connection

To define the restrictions of the electric energy transmission system and connection to the system, a deck of assumptions adopted by the National Electric System Operator - ONS, published in the Monthly Operation Program (PMO), was used.

As the main renewable energy production frontier is concentrated in the Northeast submarket, the energy export limits established by the ONS from that region to the Southeast region, the main consumer submarket, were considered as a restriction for expansion of the system and implementation of new non-dispatchable renewables projects, according to Table 15.

Table 15: NE/SE Export Limits

NE/SE Export Limits	
date	MW
Jan/22	13,100.00
Feb/22	13,100.00
Mar/22	13,100.00
Apr/22	13,100.00
May/22	13,100.00
Jun/22	14,200.00
Jul/22	14,200.00
Aug/22	14,200.00
Sep/22	14,200.00
Oct/22	14,200.00
Nov/22	14,200.00
Dec/22	14,200.00
Jan/23	14,200.00
Feb/23	14,200.00
Mar/23	14,200.00
Apr/23	14,200.00
May/21	14,755.00
Jun/23	14,755.00
Jul/23	14,753.00
Aug/23	14,757.00
Sep/23	14,750.00
Oct/23	15,746.00
Nov/23	15,710.00
Dec/23	15,708.00
Jan/24	15,713.00
Feb/24	15,711.00
Mar/24	15,708.00
Apr/24	15,754.00
May/24	15,777.00
Jun/24	15,775.00
Jul/24	15,789.00
Aug/24	15,783.00
Sep/24	15,749.00

Oct/24	15,755.00
Nov/24	15,710.00
Dec/24	15,710.00
Jan/25	15,713.00
Feb/25	15,713.00
Mar/25	15,708.00
Apr/25	15,744.00
May/25	15,777.00
Jun/25	15,775.00
Jul/25	15,789.00
Aug/25	15,777.00
Sep/25	15,754.00
Oct/25	15,755.00
Nov/25	15,710.00
Dec/25	15,713.00
Oct/25	15,755.00
Nov/25	15,710.00
Dec/25	15,713.00

Source: Own Elaboration.

V.4.1.6. Chain of models

The Brazilian electric system is (still) dominated by huge reservoirs, capable of multi-year regulation. Therefore, the operating models must approach a long-term outlook (typically five years, divided into months). On the other hand, long-term models generally disregard small details like local grid or power plant restrictions.

As a result, the Brazilian operation is not based on a single model but a chain of models, shown in Figure 13:

- The long-term model (NEWAVE) has an annual outlook (in general, five years) and evaluates the water values at the end of each period (month);
- The short-term model (DECOMP) has a bimonthly outlook (generally divided into weekly stages and load levels) and evaluates the operation for each stage of time (dispatch and marginal costs).


NEWAVE
DECOMP
RESULTS
Storages (i+1)
RESULTS
Dispatch (i)
PLD (i)
t = i
NEWAVE
DECOMP
RESULTS
Dispatch (i+1)
PLD (i+1)
t = i+1

Figure 13: Representation of the chain of models.

Source: Own Elaboration.

The PLD prices are defined as the marginal operating costs of the system, limited by upper and lower regulatory thresholds. They are evaluated once a month by a chain of models specially designed for operating the Brazilian hydrothermal system and refined weekly.

The PLD is calculated by the Electric Energy Commercialization Chamber (CCEE)

- Use the long-term operation model (annual) (NEWAVE) to calculate the value of water at the end of the next two months of operation.
- Upon knowing the value of water at the end of the next two months of operation, use the short-term operation model (weekly) (DECOMP).

Naturally, dispatch and associated marginal costs depend on two key factors: available energy and load to be covered. As in a long-term scenario, it is impossible to know the exact load values and (more importantly) availability; the operation model corresponds to a stochastic algorithm (probabilistic) for decisions under uncertainties, as shown in Figure 14.


SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
RESULTS
Storages (i+1)
RESULTS
Dispatch (i)
PLD (i)
t = i
SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
RESULTS
Dispatch (i+1)
PLD (i+1)
t = i+1

Figure 14: Operation model

Source: Own Elaboration.

The DECOMP model seeks a weekly discretization, split into three "stages" (levels): load base, average and peak. However, this representation was acknowledged as unable to capture the system's needs and costs. This became a crucial issue, since the offer depends more on renewable generation due to uncertain and volatile resources and daily modulation.

Such variability (predictable or not) makes it impossible to rely on an "average" representation of this type of energy. However, both NEWAVE and DECOMP (long and medium/short term models) still express the renewable energy (SHP, wind, photovoltaic, by biomass) through monthly averages, obtained from a typical generation profile (which may not even be realistic).

On the other hand, NEWAVE and DECOMP do not represent the transmission system - only the main interchange lines are accommodated without any electrical modeling. It would be interesting to increase the accuracy of the daily operation, introducing some transmission restrictions (even where simplified).

The DESSEM model attempts to fill in these gaps, connecting the weekly dispatch calculated by NEWAVE/DECOMP and the daily pre-dispatch of the following day.

It is interesting to note that future scenarios are built through mathematical models at each PLD assessment - combined with the insights of the Operational Authorities (ONS, the National Electric System Operator).

The future long-term hydrological availability scenarios are calculated through auto-regressive models (NEWAVE) and, in the short term, through forecasting models (DECOMP). These models do not consider weather cycles (Niños, Niñas, etc.) or even climate change trends already noticeable in most Brazilian watershed. On the contrary, these models "tend" towards a long-term average in a few months, eliminating climate effects.

In addition, the wind, photovoltaic, and SHP alternatives are modeled by the "physical guarantee" - approximately a "worst-case" (admitted risk of 5%) calculated in the last years (number of years, depending on the source and available records). However, the generation available is more abundant than that. For example, in the Northeast region, the Photovoltaic and Wind alternatives are anticorrelated, as shown in Figure 15. The same anticorrelations may be found in Hydrologic flows in the Southeast and Wind Velocity in the Northeast.


2,00
1,50
1,00
0,50
0,00
-0,50
-1,00
-1,50
-2,00
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
Radiation
Inflow
Wind velocity
normalized

Figure 15: Photovoltaic and Wind alternatives

Source: Own Elaboration.

These (anti)correlations are important risk mitigators: when there is no wind, the Sun may "make up" the shortage; an increase in the wind may offset a dry year, and so on. If such effects are not considered, the results of the simulated operation will be far from reality, and the PLD forecasts may be far from accurate[8].

V.4.1.7. Adjustment Methodology

Our methodology seeks to adjust the simulation of the chain of models for the price calculation while preserving the true reproduction of the official chain of models, however, adjusting the future scenarios to more realistic forecasts.

To this effect, we used a "chain-linked" model (jargon in the sector which at each month re-executes the chain of programs, simulating the "reaction" – or the calculation, of the models to the forecast scenario at each moment in time.

The chain-linked model can be summarized in the steps below and Figure 16.

[8] For further reference, see Macêdo et al (2007), Macêdo (2006) Pinto et al (2004), Pinto et al (2002), and Szczuzupak, Crombez (2014).

1. Climate availability forecasting (hydrologies, wind, solar radiation, etc.) each month. Calculation of reservoir producibility associated with level of the represented reservoirs.
2. Reproduction of the NEWAVE/DECOMP chain operation for the forecast scenarios.
3. Calculation of dispatch (and byproducts: PLD, GSF, etc.)
4. Correction of the storage status at month-end (considering the actual availabilities based on all climate variables and the effective productivity of the power plants for the observed reservoir levels).
5. Back to 1, to re-execute the chain for the next month.

The results exactly replicate the calculation of the official chain of models (those that calculate the optimal operation) while eliminating the trends of synthetic hydrologic series (too optimistic) and the flow x generation "over productivity".

We emphasize that – for greater efficiency and without loss of precision – the model chain was reprogrammed in a MATLAB environment. The results reproduce the programs in FORTRAN, using the same models and parameters.


SCENARIOS
load
hidrologies
winds
solar radiation
transmission
Adjusting the storages to reality
NEWAVE
DECOMP
Replicate the official methodology
RESULTS
Storages (i+1)
RESULTS
Dispatch (i)
PLD (i)
t = i
SCENARIOS
load
hidrologies
winds
solar radiation
transmission
NEWAVE
DECOMP
RESULTS
Dispatch (i+1)
PLD (i+1)
t = i+1

Figure 16: Chain-linked model.

Source: Own Elaboration.

V.4.1.8. Median and Hydrological Curves

The climatological scenarios used in this study are calculated through a projection of climatological periodicities and their impact on each submarket (taking into account events such as El Niño, La Niña, solar cycles, etc., as discussed in section V.4.1.6). Based on the basic periodic series that generates the base hydrological scenario, or the hydrological median, a different noise is added for each scenario, creating the set of future occurrences. As the noises are drawn from an equiprobable distribution, the scenario distribution will also be equally probable.

The number of scenarios drawn was 100 scenarios with positive noise (or more optimistic) and 100 scenarios with negative noise probabilistically symmetrical to those, which, added to the hydrological median, add up to 201 hydrological curves. In our experience, tests show that this sampling has been sufficient to represent the state space with good precision in the convergence of the models (equal to or greater than 95% confidence). This ensures the compatibility with the NEWAVE/DECOMP chain and the reliability of the results produced.

Figure 17 and Figure 18 include the hydrological median and the change of the 200 hydrological curves for GSF and PLD. It is worth noting that the more conservative curves have lower GSF and higher PLDs, unlike the riskier curves, whose GSF is higher and PLD is lower. Each hydrological curve will be the basis for calculating the forward curves and for the Total Added Value.


130%
120%
110%
100%
90%
80%
70%
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059
Curve Variation
Hydrological Median

Figure 17: 201 GSF Hydrological Scenarios for the Base Case

Source: Own Elaboration.


450
400
350
300
250
R$
200
150
100
50
0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059 2060
Curve Variation
Hydrological Median

Figure 18: 201 PLD Hydrological Scenarios for the Base Case

Source: Own Elaboration.

It is interesting to note that for the hydrological median scenario:

- El Niño years (2027, 2033, etc.) generally bring air currents to the Southeast, causing a price increase. The La Niña years (2028, 2034, etc.) are associated with better (higher) inflows, leading to a recovery in the water reserves;
- Prices are very high and the GSF is low during 2021/2022, due to the continuation of the severe hydrological crisis;
- From 2023, the prices start to show a persisting reduction due to the entry of new renewable energy; GSF is still low, to the extent that the renewable energies start to displace the hydroelectric dispatch, as illustrated in Figure 19: Projection: Dispatch (Physical guarantee) x Demand;
- From 2028-2030, the entry of inflexible thermoelectric plants improves these effects, leading to lower PLDs and GSFs, as illustrated in Figure 19: Projection: Dispatch (Physical guarantee) x Demand;
- From 2030, the offer and demand start the adjustment process, with the PLD price tending to marginal costs and GSF close to generation of full physical guarantee.

It is important to see that the models do not show any PLD difference among submarkets. The main reasons are:

- A well-planned system will establish an expansion to "direct" the energy from cheaper sources to the loads. The price differences represent gridlocks, in general, the interchange limits that will be solved with backups soon to be built;
- This is exactly what Brazil experienced in 2020 and 2021. The transmission limits between the Northeast and the North, together with the entry of renewables and the decision to replenish the reservoirs in the North, lead to an excess availability in the Northeast and lack of stored energy in the South and Southeast;
- In addition, regional restrictions set by the ONS indicated minimum generation levels of submarkets, which contributed to the mandatory thermal generation, with consequent higher PLDs.

However, it is important to note that:

- The current situation changed. The energy shortage affects all submarkets, which are equally vulnerable. PLD is equalized. This scenario will remain until the end of 2022. Moreover, there will be no differences in water storage. Therefore, there are no expected price differences;
- After 2022, a significant backup from the NE/SE will end the interchange limits - and will end the gridlock that caused the price differences;
- As to local and regional restrictions, ONS does not inform the future operational restrictions (from the BASE DATA on). For this reason, even if they exist (and may result in some differences), at this point, it is not possible to include any limits in the models and, consequently, forecast any difference.

Lastly, it is important to note that although the PLD prices are uniform throughout the submarkets, the forward prices may present differences. The reason is the composition of the sources in each submarket - e.g., higher amounts of wind and solar energy in the Northeast, hydrological prevalence in the North, etc. As production costs differ, the limiter (and consequently the energy sale price itself) will have different values for each submarket via the variable known as CPPS (Weighted Cost of Production by Submarket). It is worth recalling that negotiations usually have a "premium" for delivery in submarkets other than a generation, mitigating risks - whether existing or not - perceived by the agents.

Another analysis to be regarded is the impact on the GSF due to the expected load and expansion of power plants from "non-dispatchable" sources. Figure 19 shows the projection of the dispatch order against the system demand. Since inflexible SHPs, Biomass, Wind, Photovoltaic and Thermal cannot be dispatched, the demand is fulfilled with hydroelectric power plants. Until 2040, there will be no need for all the energy supply, that is, the generation will be less than its physical guarantee; this situations occurs not because of external solicitation or lack of water, but because of lack of demand.

Analyzing this situation, with the entry of renewable power plants and the inflexibility of thermoelectric power plants, it will be more unlikely that the system is going to need all the physical guarantee of the hydroelectric plants to meet demand. With restricted generation, hydroelectric plants can get their revenue affected.


Physical Guarantee x Demand (MW)
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050
SHP
BIO
WPP
UFV
INFLEX
HPP
DEMAND

Figure 19: Projection: Dispatch (Physical guarantee) x Demand

Source: Own Elaboration.

As this is a scenario with important implications for this Study, due to the inflexibility of thermoelectric plants, we propose an analysis of this variable and its impact on the Total Added Value in section VIII.3 – Excursus: Analysis of the variable inflexibility of thermals against risk of reservoir release Excursus: Analysis of the variable inflexibility of thermals against risk of reservoir release (i.e. overflow). From the viewpoint of the risk of oversupply in the system as a whole and its direct impact on the GSF, the hydrological median already incorporates this assumption according to observations and analyses in this section.

V.4.2. Market Prices

This section presents the derivation of the projection of market prices for the Brazilian electricity sector, and makes intensive use of statistical nomenclature and concepts[9].

To prepare this, we used, as input, the PLD and CPPS variables explained below, applied to a neural network whose details are in the following sections.

[9] For readers interested in a more complete mathematical basis, we suggest Morettin et al. (2017a).

In general terms, historical market price data for the Brazilian electricity sector were taken and a function was derived that relates short-, medium- and long-term contracts (hence the 1, 3 and 5 year contracting strategy to be announced), with respect to PLD and the perceived production costs.

V.4.2.1. Weighted Production Cost per Submarket (CPPS)

The energy production costs of a submarket are defined as the division of the total project costs by the energy generated throughout the entire operation of the plant. In the long run, this equals the marginal cost of expanding the system. In this Study, this estimated cost curve will be called Weighted Cost of Production by Submarket, known by the Portuguese acronym "CPPS".

To this effect, considering the experience of the professionals of this Study, a periodic survey (every six months) is made with investors in the sector to tabulate the production costs per source and submarket.

Table 16 shows the production costs for each source in the Southeast, obtained from a July 2021 prospective survey.

Table 16: Production Costs in the Southeast, in R$/MWh per source

Production Costs in the Southeast, in R$/MWh per source									
	Hydraulic	Hydraulic, SHP	Wind	Solar Photovoltaic	Biomass Thermal	Gas Thermal	LNG Thermal	Oil Thermal	Mineral Coal Thermal
2022	142	245	155	167	140	270	270	400	250
2023	144	246	160	170	135	272	272	400	250
2024	145	247	165	172	130	274	274	400	250
2025	144	248	166	174	129	276	276	400	250
2026	143	249	167	175	128	278	278	400	250
2027	142	250	168	176	127	280	280	400	250
2028	141	251	169	177	126	280	280	400	250
2029	140	252	170	178	125	280	280	400	250
2030	140	251	169	179	124	280	280	400	250
2031	140.5	250	168	178	123	279	279	400	250
2032	141	249	167	177	122	278	278	400	250
2033	141.5	248	166	176	121	277	277	400	250
2034	142	247	165	175	120	276	276	400	250

2035	142.5	246	164	172	120	275	275	400	250
2036	143	245	163	169	120	274	274	400	250
2037	143.5	244	162	166	120	273	273	400	250
2038	144	243	161	163	120	272	272	400	250
2039	144.5	242	160	160	120	271	271	400	250
2040	145	241	159	157	120	270	270	400	250
2041	145.5	240	158	154	120	269	269	400	250
2042	146	239	157	151	120	268	268	400	250
2043	146.5	238	156	148	120	267	267	400	250
2044	147	237	155	145	120	266	266	400	250
2045	147.5	236	154	142	120	265	265	400	250
2046	148	235	153	139	120	264	264	400	250
2047	148.5	234	152	136	120	263	263	400	250
2048	149	233	151	133	120	262	262	400	250
2049	149.5	232	150	130	120	261	261	400	250
2050	150	231	149	127	120	260	260	400	250

Source: Own Elaboration monitoring the implementation of ANEEL's Electric Power Generating Plants. Available at: < https://bityli.com/IKBkcj >. Accessed on 09/16/2021.

It is possible to notice a significant increase throughout 2020-2021, mainly due to the dollar appreciation (which strongly impacts equipment and inputs), increased civil construction (felt mainly by the hydroelectric power plants) and strong competition among investors to construct their projects before the expiry of the term for tax incentives, which is determined by the modernization of the sector.

The CPPS in Table 17 is obtained through the paying-in of production costs per submarket from all plants associated there to (paying the products between the physical guarantee of each plant and the production cost corresponding to its energy source in that respective submarket).

The dynamics of CPPS curves depend on several factors. However, it should be noted that for the expansion period, the dispute for equipment and infrastructure should increase production costs for wind and solar (dispute for the benefit), thermal (Law 14182/2021), and Small Hydros (mainly due to the dispute in civil construction).

Table 17: Weighted Production Cost per Submarket (CPPS)

CPPS - R$/MWh

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

	SE	NE	S	N	Average weighted by the total of each source
2022	195.97	153.05	199.58	171.81	178.95
2023	190.85	153.58	198.46	170.42	171.79
2024	172.93	137.19	191.32	161.68	155.49
2025	170.02	137.81	193.13	164.87	155.95
2026	167.35	137.58	193.04	165.28	154.56
2027	166.89	137.61	193.28	165.28	154.51
2028	166.65	137.61	193.28	165.28	154.46
2029	166.32	137.61	193.28	165.28	154.4
2030	166.32	137.61	193.28	165.28	154.4
2031	168.54	137.61	193.28	165.28	155.43
2032	170.41	137.61	193.28	165.28	156.36
2033	172.14	137.61	193.28	165.28	157.25
2034	173.6	136.5	186.23	165.28	155.71
2035	174.8	136.17	180.15	165.28	155.47
2036	176.08	136.01	183.64	165.28	156.08
2037	177.27	136.01	183.64	165.28	156.81
2038	178.36	136.01	183.64	165.28	157.52
2039	179.36	136.01	183.64	165.28	158.21
2040	180.28	136.01	183.64	165.28	158.88
2041	181.12	136.01	183.64	165.28	159.53
2042	180.85	136.01	183.64	165.28	159.98
2043	181.48	136.01	183.64	165.28	160.57
2044	182.04	136.01	183.64	165.28	161.14
2045	182.53	136.01	183.64	165.28	161.69
2046	182.96	136.01	183.64	165.28	162.21
2047	183.42	136.01	183.64	165.28	162.76
2048	183.73	136.01	183.64	165.28	163.24
2049	183.99	136.01	183.64	165.28	163.7
2050	184.19	136.01	183.64	165.28	164.14
2051	184.19	136.01	183.64	165.28	164.14
2052	184.19	136.01	183.64	165.28	164.14
2053	184.19	136.01	183.64	165.28	164.14
2054	184.19	136.01	183.64	165.28	164.14
2055	184.19	136.01	183.64	165.28	164.14
2056	184.19	136.01	183.64	165.28	164.14
2057	184.19	136.01	183.64	165.28	164.14
2058	184.19	136.01	183.64	165.28	164.14

2059	184.19	136.01	183.64	165.28	164.14
2060	184.19	136.01	183.64	165.28	164.14

Source: Own Elaboration.

V.4.2.2. Forward Curves

As stated by TCU Minister, Benjamin Zymler, during the oral manifestation about the Process 008845/2018-2 – currently ongoing with Eletrobras privatization's follow up object – it is not possible to predict what is going to happen in the next 30 (thirty) years horizon – the granting extension term. In other words, the results from the financial-economic modelling will not be exact and precise, as conveyed by the Minister, even when the most sophisticated methodologies are employed. This is because the used "probabilistic methods" are still subjected to a failure probability.

Therefore, there are not instruments capable of predict, with unequivocal certainty, the prices of the future energy – which is the main variable of this section. However, to perform the necessary price projections, Upside has included in its Technical Team renowned specialists of the Brazilian electric sector, as listed in section III.2.2 – Qualifications of Specialist Professionals. Moreover, Upside has used the best methodology currently available.

The prices of contracted energy for future delivery (called Forward Curves in the market term) depend on the contracted volume, the contract price and the buyers/sellers' strategy.

As it is normal in any market, the longer the contract horizon, the smaller the impact of momentary short-term price fluctuations (in our case, PLD). In our experience, longer term contracts, here treated as five years, nearly resemble CPPS. On the other hand, short term contracts – or one year for the purposes of this Study – are similar to PLD prices.

For illustration purposes, Figure 20 explains our observation, showing BBCE (Brazilian Energy Exchange) prices for one, three, six and 12 months compared to PLD prices. It shows that the short-term prices fluctuate aiming to be equal to PLD, the limit of which (around R$ 180/MWh) from production costs. An exception is the pandemic

period, with an imbalanced market and erratic prices - the generators sold their product at any possible price.


Average Price of the Contracts (BBCE)
700,00
600,00
500,00
400,00
300,00
200,00
100,00
0,00
R$/MWh
01/01/2017
01/03/2017
01/05/2017
01/07/2017
01/09/2017
01/11/2017
01/01/2018
01/03/2018
01/05/2018
01/07/2018
01/09/2018
01/11/2018
01/01/2019
01/03/2019
01/05/2019
01/07/2019
01/09/2019
01/11/2019
01/01/2020
01/03/2020
01/05/2020
01/07/2020
01/09/2020
01/11/2020
01/01/2021
01/03/2021
01/05/2021
01/07/2021
01/09/2021
Negotiation Date
1
3
6
12
PLD SE

Figure 20: BBCE and PLD price comparison

Source: Own Elaboration.

This study builds a forward price curve based on the observed historical data and some explanatory variables (which impact their behavior). We used the CPPS (since selling for long periods at prices below the cost of production price would harm the business) and the PLD (short-term driver, which affects not only the result but also the perception of the agents).

Interestingly, this forecast does not intend (nor could it) to replicate the specific strategies for commercialization or insights/subjective expectations, which are impossible to predict. On the contrary, we seek a model that can estimate the trading value of this energy based on the concrete data available to us. As specified later in section VI.5 – Commercialization Assumptions, we nonetheless follow Eletrobras' request to approximate the timeliness of the sale of amounts of energy, to take into account not only the beginning of its duration, but also the advance with which the deal is closed. In this regard, we consider that the totality of energy to be sold is contracted,

in equal amounts, during the first five months of the twelve previous months, at market prices associated with the months of each negotiation. Thus, the price of contracts will be the average of prices projected over the first five months of the twelve months before the beginning of the contract.

To do so, we use three abundant forward price histories of one-year, three-year and five-year durations from various trading companies and specialized institutions (Dcide, BBCE). It is important to compose historical data from several sources to eliminate any strategy trend associated with a single agent or a specific methodology for data processing.

It is also important to note that the monthly price is used as an average of the prices charged in each month, weighted by the amounts sold. It rules out any distortions associated with non-significant deals - e.g., selling a small amount associated with an anomalous price, i.e., one that deviates from the curve (higher or lower, an outlier or "point outside the curve").

The model was built based on two tools:

1- A neural network to build the function

Forward Price = ALFA * PLD + BETA * CPPS

The grid is relatively simple and can be presented in the Figure 21 below. Different functions were built for contracts with a duration of 1, 3, and 5 years.


Step 1
Input Variables
Variable Under Analisis
PLD historical records
Production costs historical
Market price historical records
Neural Network
Convergence
Function (Alfa and Beta)
Qualitative Analysis
Production costs
Step 2
PLD scenarius forecast (200 curves)
Production cost outlook
Function (Alfa and Beta)
Forward Curve forecast

Figure 21: Neural network Diagram

Source: Own Elaboration.

Table 18 shows the polynomials obtained. However, the neural network indicated an inconsistency: the forward curve variability is much lower than that of PLD. As a result, it detected a threshold where the market prices ceased to follow the PLD prices.

The analysis of the results obtained showed that this threshold corresponded to the historic CPPS. In other words, sellers (except for anomalous periods, such as the pandemic) did not sell their production below the cost price.

Based on this tested hypothesis and following the results of the mathematical model (explained by the empirical reality), we propose that, in practice, the market price expectation function has a lower limiter equal to the expected CPPS (Table 17Table 17), also called “mathematical hope or expectation” in probability theory (in this case, the mean itself for scenarios is equiprobable).

- A linear regression statistical model, which confirms the function obtained from the neural network.

After obtaining the specific function for each type of contract, we used a linear regression model (also for each type of contract) to review the reliability of the resulting function. Table 18 shows the results of the model: the number of samples and

adherence, for each year, of approximately 95% - which may be deemed quite satisfactory, given the uncertainties we face in the Brazilian electric energy market.

For the composition of the prices of the forward curve, the CPPS and the PLD were considered according to Table 18, in which the forward price at a certain time is given by the PLD at the same time multiplied by Alpha plus the CPPS at that time multiplied by Beta. The relationships used present a satisfactory R-squared (adjustment coefficient).

Table 18: Forward Price Formation

Forward Price Formation				
	No. of Samples	Alfa	Beta	R^2
1 year	1328	1.0825	-	0.962
3 years	1175	0.6308	0.3692	0.947
5 years	372	0.1292	0.8708	0.968

Source: Own Elaboration.

V.4.3. Application in the Financial Modeling

From the DESSEM model, materials were selected in a spreadsheet containing 200 envelopes of GSF and PLD curves (considered sufficient to cover future scenarios), plus the case of the hydrological median. To define the forward curves, we used the relationship between CPPS and PLD defined in section V.4.2, maintaining the assumption that the PLD is unique among the submarkets, as explained in section V.4.1.1. Forward curves are shown for each North, Northeast, Southeast submarkets, apart from the South submarket, where none of the plants studied here are located. All prices (PLD and forward) were generated on the base date of August 2021. The annual inflation adjustment of these prices is considered every January, according to the accumulated IPCA price index of the previous 12-month period.

Each of the 201 hydrological scenarios, including the hydrological median plus the 200 interrelated envelopes of GSF, PLD, and trading curves corresponds to a Total Added Value. These scenarios were generated and subsequently placed in descending order to select the minimum expected NPV levels for each p-value.

Therefore, the p-value levels eligible for the base scenarios will be those resulting from the accumulated cross-section from samples of 201 results.

As a matter of fact, the financial effect of applying the hydrological curves in the Financial Model involves a problem of optimizing the joint generation of the plants evaluated, in which the scenarios of (i) short-term market exposure; and (ii) energy sales in the free/regulated markets are weighted intertemporally by the difference in the availability of monthly physical guarantee in the Capitalization Scenario compared to the Current Scenario in MW-average. The implicit assumption for this equation is that generation follows the GSF.

As to this topic, the method to select each series should also be explained. Contrary to intuition, the curves do not follow any ordinality with one another. This is because the criterion was ordering by NPVs rather than ordering by hydrological curves, given the relevance of capturing the intertemporal effect jointly in the Total Added Value calculation. For example, a more unfavorable hydrological scenario may be associated with a higher NPV and vice versa. By the same token, as the evolution of the NPV is also non-linear regarding the hydrological scenarios, it may happen that the best or worst NPV scenarios are associated with the central envelopes of the hydrological forecasts. This causes the worst and best hydrological scenarios to alternate almost symmetrically as they converge to, or diverge from, the central branches of the hydrological scenarios (for illustration purposes, see Figure 31).

Furthermore, between sensitivity scenarios (to be discussed in the following sections) and trading scenarios, the hydrological curves that originated the NPV p-values do not maintain correlation with one another. In other words, a given NPV p-value can be associated with a hydrological curve in each scenario and a different curve in another scenario. Analyzing these curves to understand the effects of the application of different assumptions on the GSF or PLD between the sensitivity scenarios becomes an innocuous task.

In this regard, the hydrological curves work as a measure of dispersion of possible NPV scenarios, given the impossibility of applying a better NPV probability

distribution than the future hydrological scenarios themselves. This distribution is the one that without it the p-value selection logic for the NPV could not be applied.

In defense of the application of this logic, as discussed in section V.2 – Weighted Average Cost of Capital (WACC), we point out that it is precisely this hydrological risk (in this case, hydrological dispersion) that – associated with the trading risk – constitutes the main measurable business risk assumed in the Capitalization Scenario.

This is tantamount to stating that – as there are numerous critical variables still unknown, uncertain and unpredictable that may eventually affect the future cash flows of the Capitalization Scenario – the critical variables are reduced, for the sake of simplicity, to a dispersion of hydrological curves as representative to measure the probable (and measurable) dispersions of NPV.

Of these two findings, we repeat: (i) the non-cross-correlation of the hydrological curves with the NPV scenarios in different cases of trading and sensitivity; and (ii) ultimate purpose of the hydrological curves as a measure of the probability distribution of NPV; it is also derived that the only hydrological scenario suitable for comparisons and critical analyses on the GSF or PLD of that sensitivity scenario is the case of the hydrological median.

VI. Definition of Assumptions

This chapter will discuss the assumption of each cash-generating unit (CGU) split into: macroeconomic assumptions, tax and fiscal assumptions, general assumptions, investment assumptions, revenue assumptions, operational assumptions, amortization of value-added, and deductions from value-added according to Law 14182/2021.

VI.1. Macroeconomic Assumptions

The macroeconomic assumptions were defined based on the Focus Report of the Central Bank of Brazil, published on August 16, 2021. The project modeling used the IPCA, IGP-M, and Target Selic Rate forecasts.

The Broad Consumer Price Index (IPCA) is prepared by the National Consumer Price Index System (SNIPC) and is intended to measure inflation of a set of products and services (market basket) sold in the retail market related to families' consumption.

The Selic Rate is the base interest rate of the Brazilian economy. The Selic Rate, calculated in transactions performed in one day among the financial institutions that use federal bonds as security, influences all interest rates in Brazil. To align the effective Selic rate with the target Selic, the Central Bank trades bonds through the Special System for Settlement and Custody.

The Interbank Deposit Certificate (CDI) is the rate that grounds the yield from loans between financial institutions. As loans are made at Selic rates and received in CDI, these rates are closely related, and it is not possible to have a profit or loss in these transactions.

The General Market Price Index (IGP-M) is one of the versions of the General Price Index (IGP). It is measured by the Getúlio Vargas Foundation (FGV) and is composed of the Wholesale Market Price Index (IPA-M), Consumer Price Index (IPC-M) and the National Construction Cost Index (INCC-M). It is used as an adjustment index in the Brazilian market.

The indices used in this analysis are in accordance with Table 19 below.

Table 19: Macroeconomic Scenario

Index[10]	2020	2021	2022	2023	2024	2025	2026	2027
IPCA	4.52%	7.03%	3.89%	3.35%	3.18%	3.16%	3.16%	3.16%
IGP-M	23.14%	19.64%	5.10%	4.04%	3.96%	3.86%	3.86%	3.86%
CDI	2.76%	7.46%	7.50%	6.73%	6.53%	6.48%	6.48%	6.48%

Source: Focus Report (8/16/2021).

VI.2. Fiscal and Tax Assumptions

The fiscal and tax assumptions adopted are in conformity with the current Brazilian legislation. As Eletrobras is a company under a taxable income regime, the following rates considered must be extended to the Marginal Cash Flow Study. Table 20 below summarizes the rates:

Table 20: Taxes and Taxation Regime

Taxation Regime	Taxable income
Taxes on revenue	
Social Integration Program (PIS)	1.65%
Contribution to Social Security Financing (COFINS)	7.60%
Income Tax	
Social Contribution on Net Income (CSLL)	9.00%
Income Tax (IR)	15.00%
Additional Income Tax (AIR)	10.00%

Source: Own Elaboration.

Social Integration Program (PIS): federal tax contribution of social nature, intended to fund unemployment compensation, bonus, and participation by employees in the private or governmental companies in the revenue from agencies and entities.

[10] After the last year of the Central Bank's expectation in 2025, the values were perpetuated.

The Federal Tax is levied on gross sales at a 1.65% rate under the non-cumulative regime.

Contribution to Social Security Financing (COFINS): federal tax contribution of social nature, intended to fund the social security, which comprises essential areas such as the Social Security Institute, Social Assistance and the National Health System. It is levied on gross sales at a 7.60% rate under a non-cumulative regime.

Income Tax (IR): the tax under the income regime is calculated on the taxable base defined by the income before applicable taxes, which is, the net flow of revenues, tax on gross revenue, operational expenditures, and sectoral charges. This tax has a 25% rate. Because of the marginal flow, that is, the difference between the two flows, analyzed herein, the discount of the income tax surcharge (R$ 20,000.00 per month) should not be taken into account.

Social Contribution on Net Income (CSLL): federal tax contribution intended to fund social security. This contribution is levied at a 9.00% rate on the same taxable base from Income Tax (IR).

Non-taxable Financial Revenue on the tax base: Considering the flows were designed to result in the free cash flow to the firm (unlevered flow), it is calculated the cash flow adjusted for retainable cash, which consequently rules out the necessity to compute financial revenues on the Income Tax (IR) and CSLL tax bases.

It should be stressed that the calculation (cash flow) made to determine the Added Value is the Marginal Cash Flow; hence, the contribution of taxes is also marginal, in other words, the tax base is going to be equal to the difference in operating income obtained from the difference between the Capitalization Scenario and the Current Scenario. Thus there is no need to include the R$ 20,000.00 deduction per month to calculate the tax charge on the Additional Income Tax (AIR), which is projected with the 10% rate on the tax base.

VI.2.1. SUDENE/SUDAM Benefit

The Superintendence for Development of Northeast Region (SUDENE) is intended to foster the development of productive activities through the management of tax incentives and benefits in the Northeast macro-region and vicinities (AL, BA, CE, MA, RN, PB, PE, PI, SE, and in part, MG and ES). Similarly, the Superintendence for Development of Amazon (SUDAM) applies the same benefits of SUDENE to attract or keep investments in the Legal Amazon region (MA, PA, AP, RR, RO, AC, AM, MT, TO).

For both superintendencies, there are three tax incentive plans:

I. Corporate Income Tax – IRPJ exemption;
II. 75% reduction in the IRPJ for new projects; and
III. IRPJ reinvestments.

The power plants in this study are classified in the second case, where energy infrastructure projects will benefit. The term of the 75% reduction in IRPJ is 10 years from the beginning of its effect. Table 21 shows the power plants with SUDENE and SUDAM tax incentives and their respective periods of effect.

The SUDENE/SUDAM benefit is being considered as free to the firm; that is, a 75% reduction in the IRPJ is recorded in the marginal flow and has a direct impact on the Total Added Value.

Table 21: Power plants with SUDENE and SUDAM tax incentives

Power plants with SUDENE and SUDAM tax incentives			
Project	**Subsidiary**	**Start**	**End**
HPP Xingó	CHESF	01/2018	12/2027
HPP Luiz Gonzaga	CHESF	01/2018	12/2027
HPP Paulo Afonso IV	CHESF	01/2018	12/2027
Paulo Afonso Complex HPP	CHESF	01/2018	12/2027
HPP Funil	CHESF	01/2018	12/2027
HPP Pedra	CHESF	01/2018	12/2027
HPP Boa Esperança	CHESF	01/2019	12/2028
HPP Sobradinho	CHESF	01/2019	12/2028
HPP Tucuruí	Eletronorte	01/2019	12/2028
HPP Coaracy Nunes	Eletronorte	01/2015	12/2024

HPP Curuá-Una	Eletronorte	01/2015	12/2024

Source: Own Elaboration with Data from Eletrobras.

VI.3. General Assumptions of the Concessions

This section is going to both present the general assumptions of the concessions under the current regime and specify how it will occur the transition regime to determine the Added Value in each considered set of power plants.

Table 22, in line with Table 3: Concessions by CGU, presents the general characteristics of the cash-generating units (CGU) considered in this study.

Table 22: General data on the cash-generating units

Subsidiary	UGC (UHE)	Installed power (MW)	Physical Guarantee[11] (average MW)	Physical Guarantee[12] (13182/2015) (Mwaverage)	Physical guarantee Revised (MME 544/21) (Mwmed)	End of concession[13]	Extension of the Grant (days)[14]	Trading scheme
CHESF	Boa Esperança	237.3	132.9	3.0	136.2	Dec 2042	122	Quotas (12783/2013)
	Paulo Afonso Complex	4,279.6	2,067.1	46.7	1,658.8	Dec 2042	120	Quotas (12783/2013)
	Luiz Gonzaga (Itaparica)	1,479.6	891.0	20.1	727.0	Dec 2042	126	Quotas (12783/2013)
	Xingó	3,162.0	1,997.3	45.1	1,729.8	Dec 2042	126	Quotas (12783/2013)
	Sobradinho	1,050.3	-	504.5	457.5	Jan 2052	2,950	13182/2015
	Funil – BA	30.0	10.6	0.2	4.8	Dec 2042	44	Quotas (12783/2013)
	Pedra	20.0	3.6	0.07	1.7	Dec 2042	-	Quotas (12783/2013)
Eletronorte	Coaracy Nunes	78.0	62.6	-	62.2	Dec 2042	-	Quotas (12783/2013)
	Tucuruí	8,535.0	4,019.1	-	3,995.5	Aug 2024	518	Public Service Concession

[11] Under Law 12783/2013, referring to the allocation of physical guarantee quotas and the physical guarantee of free disposal of concessions not extended under the terms of the Law under the regime of Public Service.

[12] Allocation of physical guarantee quotas of energy and power to concessionaires and licensees of public electricity distribution services, under Law 13182/2015.

[13] Referring to the end of the current concession, excluding extensions due to the renegotiation of the hydrological risk.

[14] Term of extension of the grant approved by Resolutions 2919/2021 and 2932/2021.

Subsidiary	UGC (UHE)	Installed power (MW)	Physical Guarantee[11] (average MW)	Physical Guarantee[12] (13182/2015) (Mwaverage)	Physical guarantee Revised (MME 544/21) (Mwmed)	End of concession[13]	Extension of the Grant (days)[14]	Trading scheme
	Curuá-Una	42.8	24.8	-	30.4	May 2038	2,313	Public Service Concession
FURNAS	Corumbá I	375.0	217.4	-	219.5	Dec 2042	34	Quotas (12783/2013)
	Estreito	1,050.0	495.4	-	497.2	Dec 2042	34	Quotas (12783/2013)
	Funil – RJ	216.0	115.0	-	102.4	Dec 2042	37	Quotas (12783/2013)
	FURNAS	1,216.0	582.0	-	625.0	Dec 2042	33	Quotas (12783/2013)
	Marimbondo	1,440.0	689.7	-	688.7	Dec 2042	37	Quotas (12783/2013)
	Porto Colômbia	320.0	186.0	-	205.4	Dec 2042	34	Quotas (12783/2013)
	Itumbiara	2,082.0	-	964.3	948.9	Feb 2050	2,950	13182/2015
	Mascarenhas de Moraes	476.0	289.5	-	299.8	Jan 2024	366	Public Service Concession

Source: Own Elaboration.

VI.4. Revenue Assumptions

According to the current energy commercialization regime, revenue assumptions were considered in three main blocks of power plants for detailing revenue.

1. Power plants under law 12783/2013 (Quota Regime). They include the following CGUs: Boa Esperança HPP, Paulo Afonso Complex (HPPs Apolônio Sales, Paulo Afonso I, Paulo Afonso II, Paulo Afonso III, Paulo Afonso IV), Luiz Gonzaga HPP, Xingó HPP, Funil-BA HPP, Pedra HPP,

Coaracy Nunes HPP, Corumbá I HPP, Estreito HPP, Funil-RJ HPP, Furnas HPP, Marimbondo HPP, and Porto Colômbia HPP.

2. Power plants under law 13182/2015. They include the following CGUs: Sobradinho HPP and Itumbiara HPP
3. Independent power plants. They include the following CGUs: Tucuruí HPP, Curuá-Una HPP, and Mascarenhas de Moraes HPP.

The sections below will discuss the method to determine the revenue from each of these power plants.

VI.4.1. Revenues from power plants under law 12783/2013

These power plants were recently renewed, according to Law 12783/2013, under the quota regime. Under this regime, the generator does not bear the hydrological risks nor the financial income from Energy Reallocation Mechanism but earns a fixed monthly revenue (Annual Generation Revenue – RAG) adjusted each year by the IPCA index and revised every five years according to the physical guarantee quotas associated to each power plant.

Table 23 below shows the RAG amounts, and their components for each power plant analyzed in this report, as mentioned above. The data for the Current Flow were obtained through Approval Resolution 2,902/2021. The base date of the amounts below is July 2021.

Table 23: Generation Revenue from power plants under Law 12783/2013.

Subsidiary	CGU (HPP)	Total RAG (REH 2,902/2021) (R$)
CHESF	Boa Esperança	77,072,301
	Paulo Afonso Complex	1,153,076,197
	Luiz Gonzaga (Itaparica)	395,392,492
	Xingó	727,311,277
	Funil – BA	14,669,491
	Pedra	7,142,835
Eletronorte	Coaracy Nunes	31,413,266
Furnas	Corumbá I	111,656,166

Subsidiary	CGU (HPP)	Total RAG (REH 2,902/2021) (R$)
	Estreito	295,157,823
	Funil – RJ	63,214,475
	Furnas	299,818,820
	Marimbondo	417,669,984
	Porto Colômbia	95,763,481

Source: ANEEL.

Table 24 shows the RAG value for the Capitalization Flow extracted from Appendix II of CNPE Resolution 30/2021. The RAG values for Chesf and Furnas, with the exception of Itumbiara e Sobradinho, were distributed proportionally by its physical guarantees. The date base from values presented below is January, 2022.

Table 24: Revenue from Generation of power plants under the Law n. 12783/2013 – Capitalization Flow.

Subsidiary	CGU (HPP)	Total RAG 2021-2022 (R$)	Total RAG 2022-2023 (R$)	Total RAG 2023-2024 (R$)	Total RAG 2024-2025 onwards (R$)
CHESF	Boa Esperança	65,361,981	65,707,571	66,053,161	66,398,751
	Complexo Paulo Afonso	796,053,263	800,262,252	804,471,242	808,680,230
	Luiz Gonzaga (Itaparica)	348,885,171	350,729,839	352,574,507	354,419,175
	Xingó	830,125,955	834,515,098	838,904,240	843,293,382
	Funil - BA	2,303,506	2,315,685	2,327,865	2,340,044
	Pedra	835,021	839,436	843,851	848,266
Eletronorte	Coaracy Nunes	29,527,983	29,527,983	29,527,983	29,527,983
Furnas	Corumbá I	118,079,514	119,053,894	120,028,274	121,002,654
	Estreito	267,467,582	269,674,697	271,881,812	274,088,927
	Funil - RJ	55,085,841	55,540,404	55,994,967	56,449,530
	Furnas	336,217,294	338,991,725	341,766,155	344,540,586
	Marimbondo	370,484,561	373,541,762	376,598,962	379,656,163
	Porto Colômbia	110,494,452	111,406,240	112,318,029	113,229,818

Source: CNPE 30/2021.

VI.4.2. Revenues from power plants under law 13182/2015

Itumbiara HPP and Sobradinho HPP are ruled by the special regime of Law 13182/2015, and under this law, energy is commercialized.

That Law sets out that 90% of Sobradinho's Physical Guarantee must be linked to electricity supply contracts in the unregulated trading environment (ACL) until February 2037, with a uniform reduction for the quota regime at the rate of one-sixth each year starting from February 2032. In the same period mentioned above, the uniform and annual reduction of contracts and any termination or permanent reduction of the amounts contracted in the ACL will be subject to the allocation of physical guarantee and power quotas under the terms of Law 12783/2013.

In the case of Itumbiara, the Law determines that 80% of the HPP's Physical Guarantee must be linked to energy supply contracts in the ACL until February 2035, with a uniform reduction at the rate of one-sixth each year starting from February 2030. In the same period mentioned above, the uniform and annual reduction of contracts and any termination or permanent reduction of the amounts contracted in the ACL will be subject to the allocation of physical guarantee and power quotas under the terms of Law 12783/2013.

Thus, Sobradinho HPP and Itumbiara HPP would move to the quota regime (Law 12783/2013) from 2032 and 2030, respectively. Consequently, the future RAG to be received by those power plants must be defined, as such value is not available in the Approval Resolution 2,902/2021, given that such power plants did not receive the revenue from allocation of physical guarantee quotas in the current cycle.

The RAG values for Sobradinho HPP and Itumbiara HPP were estimated according to the Impairment model of Eletrobras group for CHESF and Furnas subsidiaries, respectively. These values are summarized in Table 25.

Table 25: Revenues from power plants under Law 13182/2015 after the commercialization period in the Free Market (ACL)

Subsidiary	CGU (HPP)	Total RAG (R$)

CHESF	Sobradinho	198,989,726
Furnas	Itumbiara	513,061,980

Source: Own Elaboration.

The RAG values for both power plants for the Capitalization Flow, shown in Table 26, were obtained in the Appendix II of CNPE Resolution 30/2021.

Table 26: Power plants revenue under the Law 13182/2021 Capitalization Flow.

Subsidiary	CGU (HPP)	Total RAG 2021-2022 (R$)	Total RAG 2022-2023 (R$)	Total RAG 2023-2024 (R$)	Total RAG 2024-2025 onwards (R$)
CHESF	Sobradinho	219,552,910	220,713,757	221,874,604	223,035,451
Furnas	Itumbiara	507,875,517	513,345,440	518,815,362	524,285,285

Source: CNPE 30/2021.

The Value-Added calculation in this study is determined through the Marginal Cash Flow. Thus, for the entire period of free energy commercialization (ACL or ACR contracts), the new concession contract flow (Capitalization Scenario) will be the difference between the capitalization scenario cash flow, which comprises the revision of Physical Guarantee and the current scenario cash flow, which does not.

Additionally, both plants have the right to a 2,555-day extension of the grant due to the renegotiation of the hydrological risk, pursuant to Resolutions 2919/2021 and 2932/2021. Aside from the 2,555-day extension, Itumbiara also has a 395-day concession extension, pursuant to Dispatch 608/2016. In calculating the Added Value, the flows of the additional period are considered to reduce the value of the Grant, as detailed in section V.1 – Marginal Cash Flow and Grant Determination,

VI.4.3. Revenue from independent energy producers

As discussed in the previous section, for generators currently under the independent energy production with free negotiation of their contracts, the Added

Value by the renewal of the concession contracts under Law 14182/2021 will result from the difference between the current and revised Physical Guarantee, according to Table 22 and section V.1 – Marginal Cash Flow and Grant Determination. The value-added of such power plants will then be the cash flow from the Capitalization Scenario, intended for independent energy production, minus the cash from the Current Scenario, intended for the provision of public service, according to the energy commercialization assumptions defined in section VI.5 – Commercialization Assumptions.

VI.5. Commercialization Assumptions

In this section, is expatiate on how the prices applied to the Financial Model were formed from the forward curves in section V.4.2 – Market Prices and how the portfolios of five, three and one-year contracts were composed.

Noting the limitations of the scope of this Study (see chapter II – Disclaimer), without intending to fully formulate a trading strategy for the Company, we worked with the information received that Eletrobras tends to enter into its trading contracts early. Accordingly in agreement with the Company, we consider that contracts renewed in a given month are traded between the first five months of the previous twelve months in equal amounts of energy each month, i.e., the simple average of forward prices can be taken from those first five months. Thus, the basis for calculating the forward curves of this Study will indicate (for example) that a contract whose start-up period is January had its prices formed by the average of the forward prices (given by the statistical model in section V.4.2.2) from January to May of the previous year.

VI.5.1. Contracts Portfolio

Here, we could model several different models for the sale of energy. Following the short-, medium- and long-term rationale set forth in section we decided on the portfolio composition with one-, three- and five-year contracts, respectively.

It is always worth remembering that this is one of many possible portfolios; here we intend to seek the value of energy, and never replicate commercialization strategies that are unpredicted. Our intention here was simply to cover a wider range of possible contracts practiced on the market.

For the composition of the Base Case portfolio, we composed the mix of five-, three- and one-year contracts at the target ratio of 50%, 30% and 20%, respectively, of the energy sold in each period. The reason for the choice is the pursuit of a good risk vs. value compromise: five-year contracts guarantee stable revenue over the long term, but there is not always market demand for this; medium-term contracts (three years), most sought after by the consumer, have a satisfactory risk vs. price ratio. Finally, one-year contracts are for the surplus, and are subject to the volatility of the PLD (higher or lower). It is worth stressing that this portfolio composition do not aim to simulate commercialization strategies. It is understood, however, that when composing energy contracts of 5 years, there is less exposure to prices' volatility.

Different trading strategies were also considered, changing Hedge and contract portfolio; Table 27 summarizes the different trading strategies in this Study. The contract mix is treated by the Financial Model as a portfolio target to be achieved, according to the methodology described below.

Table 27: Trading strategies.

		Assumptions						
Hedge		**BASE CASE 20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**

Source: Own Elaboration.

For the Independent Energy Producer regime, at the end of each contract cycle, the volume of the next new contract of the same duration is determined, according to the order in which the total amount of available energy of the respective submarket is filled, figuratively, like fulfill a glass in a pre-set priority contract order:

- Initially, 50% of the submarket energy is separated for five-year contracts, 30% for three-year contracts and 20% for one-year contracts, in that order;
- Any energy that does not fit into the longer duration contract is reallocated to the smaller cycles, changing the target ratio;
- The energy that does not behave within the aforementioned contract terms is settled at the current PLD;
- The curve resulting from this operation is a month-to-month percentage distribution of the volume of energy to be allocated to the aforementioned contracts, including PLD.

At a subsequent time, this percentage distribution is applied to the “physical guarantee curve available for trading” of each power plant in the respective submarket, which corresponds to the scaled net physical guarantee of the hedge and of losses, both in the Current Scenario and in the Capitalization Scenario.

As the distribution of plants in submarkets coincides with the distribution of plants among Eletrobras subsidiaries, this is equivalent to the realistic strategy that each subsidiary decides its portfolio composition based on the total negotiable physical guarantee and subsequently distributes these contracts among its plants. For the purposes of calculating the Added Value per CGU, it is considered that these contracts are distributed proportionally among the plants, hence the application of the percentage to each plant’s “physical guarantee curve available for trading”.

In the specific case of CHESF’s Capitalization Scenario, the amount of 85 MWaverage – referring to the availability of energy to the São Francisco River Integration Project (PISF), pursuant to Law 14182/2021, Article 6, Paragraph 6 – was apportioned among the plants in the Northeast in proportion to their Physical Guarantees. This volume of energy was also deducted from these plants to calculate the “physical guarantee curve available for trading”.

Accordingly, the final contract mix does not necessarily reach 50%, 30% and 20% for five, three and one-year contracts, respectively, with part of the energy to be settled in the PLD. Table 28 summarizes the average portfolio of each submarket under the Current Scenario and Capitalization Scenario for each trading strategy

adopted. It is important to point out that this percentage varies monthly, and that the values are (once again) averages of the total time of the analysis horizon, already considering the weighting of physical guarantee period by period of all plants in the submarket. As these percentages depend exclusively on the volume and temporal distribution of physical guarantee to the independent production regime, they are constant between the Base Case and the sensitization scenarios to be discussed.

Table 28: Portfolio of average contracts by duration and PLD

		Assumptions						
		BASE CASE						
Hedge		20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%

	Submarket								
Current scenario	NE	5 years	34.9%	34.3%	34.3%	34.3%	34.3%	34.3%	20.9%
		3 years	27.2%	27.8%	27.8%	27.8%	27.8%	27.8%	26.9%
		1 year	21.9%	22.2%	22.2%	22.2%	22.2%	22.2%	36.2%
		PLD	16.0%	15.7%	15.7%	15.7%	15.7%	15.7%	16.0%
	NW	5 years	2.7%	2.4%	2.4%	2.4%	2.4%	2.4%	2.0%
		3 years	55.9%	56.4%	56.4%	56.4%	56.4%	56.4%	40.2%
		1 year	37.7%	37.9%	37.9%	37.9%	37.9%	37.9%	54.0%
		PLD	3.7%	3.3%	3.3%	3.3%	3.3%	3.3%	3.7%
	SE	5 years	37.0%	37.0%	37.0%	37.0%	37.0%	37.0%	22.2%
		3 years	35.5%	35.5%	35.5%	35.5%	35.5%	35.5%	32.3%
		1 year	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%	34.2%
		PLD	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%	11.3%
Capitalization scenario	NE	5 years	49.1%	49.5%	49.4%	49.4%	49.4%	49.4%	31.1%
		3 years	29.4%	29.2%	29.2%	29.2%	29.3%	29.3%	28.0%
		1 year	21.2%	21.0%	21.0%	21.0%	21.0%	21.1%	40.6%
		PLD	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
	NW	5 years	50.6%	50.1%	50.1%	50.1%	50.1%	50.1%	30.4%
		3 years	29.6%	30.0%	30.0%	30.0%	30.0%	30.0%	29.9%
		1 year	19.7%	20.0%	20.0%	20.0%	20.0%	20.0%	39.8%
		PLD	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
	SE	5 years	52.1%	52.7%	52.7%	52.7%	52.7%	52.7%	32.3%
		3 years	27.6%	27.2%	27.2%	27.2%	27.2%	27.2%	29.8%
		1 year	18.4%	18.2%	18.2%	18.2%	18.2%	18.2%	37.0%

		PLD	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%	0.8%

Source: Own Elaboration.

Finally, it is worth mentioning that the strategies outlined herein are exogenous to the Financial Model, in the sense that dynamic, iterative or predictive strategies seeking to maximize or establish a risk criterion assumed in the trading strategy to reach the Total Added Value were not studied. As explained above, the very composition of duration of the contracts and their target distribution already address a composition of risk versus price that is considered reasonable.

It is fact that, in practice, the universe of contract terms available to commercialization is way larger than those pointed out by the Study (only 5, 3 and 1 year). This allows Eletrobras to sell a contract, given the remaining time horizon for the commercialization of a given energy volume, without resorting to the PLD liquidation. Similarly, the target portfolio composition most certainly will not be constant over time. It will be subjected to an unknown punctual market equilibrium, Company strategy and risk appetite.

An important corollary of the portfolio composition criteria of “filling the glass” on the reasons and steps earlier indicated is that the financial flow is going to be subjected to a lower price variance in comparison to the case in which at every moment new contracts are simultaneously signed, keeping the prices updates as 50/30/20 proportions. This would generate a financial contract complexity that would be hard to calculate and, thereafter, to be audited, once that it would coexist period to period contracts with equal term that would be settle in different price levels. It is recognized, nevertheless, that the Company can resort to this practice on future.

If on one hand, however, it is stated that the variability of the price and average term of the portfolio is reduced in this framework of rules; on the other hand, nothing is asserted about the level of conservativism in terms of price levels, since, hypothetically, it is possible to close a higher price contract for a longer duration and, after a few years, the prices of lower contracts duration (which typically tend to be higher than their longer-duration contemporary counterparts) are closing at lower prices relative to that longer still active contract. This type of comparison was not addressed in this Report

VI.5.2. Prices and Contracts – Base Case

For the purpose of detailing the Base Case and the timeliness of this Report, this section will detail only the behavior of contract prices and energy allocation for the Base Case. Table 29 shows the annual average of PLD and of each type of contract by submarket in the hydrological median curve. Contract prices are calculated on a monthly basis and locked in by the Financial Model starting from the time it enters into effect, yet the prices are the same for the Current Scenario and for the Capitalization Scenario; what distinguish both flows is the amount of energy distributed for the Independent Producer regime.

Table 29: PLD prices and contracts for the Hydrological Median.

Hydrological Median (R$/MWh)										
		SE			NE			NO		
Year	PLD	5 years	3 years	1 year	5 years	3 years	1 year	5 years	3 years	1 year
2022	388.44	-	-	-	-	-	-	-	-	-
2023	300.04	218.5	309.29	407.14	181.95	293.79	407.14	198	300.59	407.14
2024	304.82	202.93	261.43	329.6	170.7	247.76	329.6	186.47	254.45	329.6
2025	265.37	188.6	251.32	322.02	157.99	238.34	322.02	179.69	247.54	322.02
2026	228.36	181.09	225.8	280.05	153.39	214.06	280.05	177.05	224.09	280.05
2027	232.25	175.43	207.08	249.38	149.57	196.12	249.38	173.69	206.35	249.38
2028	132.87	175.91	211.08	253.49	149.77	196.97	249.12	174.49	210.22	253.27
2029	114.34	166.96	168.4	172.08	138.76	143.21	150.82	165.68	167.21	171.09
2030	157.28	166.38	166.62	168.01	138.12	140.1	145.22	165.36	165.64	167.11
2031	146.09	167.88	172.49	182.66	140.76	153	171.97	166.52	171.3	181.86
2032	134.07	169.97	174.29	183.2	140.41	151.29	167.71	166.54	171.41	180.98
2033	239.02	171.25	173.38	180.19	139.87	148.66	162.88	166.02	168.89	177.17
2034	156.34	182.21	220.37	266.66	151.09	204.15	261.76	175.86	216.92	265.58
2035	128.06	176.02	184.66	198.88	141.03	158.8	181.76	167.99	178.51	194.13
2036	104.51	175.7	178.36	182.98	137.65	143.53	152.3	166.15	169.52	174.83
2037	104.74	176.28	176.28	176.28	136.39	137.86	142.38	165.28	165.28	166.16
2038	118.53	177.45	177.45	177.71	136.35	137.71	141.77	165.3	165.36	166.54
2039	161.95	179.13	181.45	186.27	138.07	146.08	157.59	166.2	169.75	175.94
2040	147.34	181.05	186.99	196.53	139.89	154.98	175.67	167.33	175.27	187.91
2041	151.88	180.99	183.17	188.62	139.15	151.34	169.42	166.31	170.28	180.16
2042	122.31	182.07	185.93	193.4	138.92	150.24	166.23	166.84	172.9	183.13

2043	140.59	180.97	181.02	182.31	136.81	139.96	146.74	165.47	166.17	167.93
2044	202.76	181.79	182.66	184.43	137.85	145	159.2	165.68	167.2	172.03
2045	128.15	186.23	202.19	226.21	144.67	178.31	218.33	170.82	192.29	222.51
2046	161.14	182.85	183.79	188.3	138.52	148.29	164.53	166.1	169.27	177.83
2047	165.09	183.66	186.09	192.03	139.28	151.98	172.49	166.55	171.48	181.78
2048	165.49	184.17	186.88	195.93	140.22	156.58	181.06	167.06	173.95	188.12
2049	126.54	184.24	186.05	193.39	139.82	154.61	177.29	166.71	172.25	184.87
2050	176.8	184.45	186.1	188.35	137.58	143.68	154.68	165.85	168.06	172.74
2051	132.6	187.25	199.13	218.44	142.63	168.33	198.95	169.73	186.98	210.25
2052	168.41	184.57	186.03	191.88	139.02	150.71	169.36	166.46	171.04	181.52
2053	171.72	185.01	188.19	196.58	140.07	155.84	179.9	167.03	173.8	186.66
2054	175.77	185.3	189.6	201.19	141.09	160.83	188.83	167.68	176.98	193.48
2055	128.6	185.12	188.73	200.04	140.98	160.27	187.11	167.53	176.26	192.56
2056	189.6	184.74	186.85	189.5	137.83	144.93	157.27	166.02	168.88	174.47
2057	131.72	188.23	203.89	226.1	143.51	172.65	206.09	170.62	191.34	217.35
2058	129.59	184.6	186.16	192.41	138.77	149.53	165.83	166.47	171.1	180.11
2059	147.36	184.19	184.19	184.19	137.25	142.07	151.85	165.33	165.51	168.55

Source: Own Elaboration.

For the Current Scenario and Capitalization Scenario, all energy at Independent Producers is apportioned by submarket and then by power plant. Figure 22, Figure 23 and Figure 24 illustrate the monthly allocation of energy in Independent Producer in five, three and one-year contracts and PLD for the Southeast, Northeast and North regions respectively, in the Current Scenario, whereas Figure 25, Figure 26 and Figure 27 illustrate this energy allocation for the Capitalization Scenario.


Current Scenario - Southeast
Average MW
1.000
900
800
700
600
500
400
300
200
100
-
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 22: Energy distribution in Independent Production in the Current Scenario – Southeast.

Source: Own Elaboration.


Current Scenario - Northeast
Average MW
4510
1.000
900
800
700
600
500
400
300
200
100
-
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 23: Energy distribution in Independent Production in the Current Scenario – Northeast.

Source: Own Elaboration.


Current Scenario - North
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
Average MW
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 24: Energy distribution in Independent Production in the Current Scenario – North.

Source: Own Elaboration.


Capitalization Scenario - Southeast
Average MW
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 25: Energy distribution in Independent Production in the Capitalization Scenario – Southeast.

Source: Own Elaboration.


Capitalization Scenario - Northeast
Average MW
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 26: Energy distribution in Independent Production in the Capitalization Scenario – Northeast

Source: Own Elaboration.


Capitalization Scenario - North
Average MW
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
5 years
3 years
1 year
PLD

Figure 27: Energy distribution in Independent Production in the Capitalization Scenario – North

Source: Own Elaboration.

VI.6. Investment Assumptions

Given the marginal flow must be considered, as explained in section V.1 – Marginal Cash Flow and Grant Determination, the investment assumptions must be treated in marginal terms, that is, the differences between the investments under the current concession contracts and the new concession contracts.

Compared to the contract currently in effect, the investments in the extension period under the capitalization regime were extracted from the data sent by the subsidiaries: CHESF, FURNAS, and ELETRONORTE. According to official letters DE.E.017.2021, DG-01777-2021, CE-DO-0040/2021, CE-DE-027/2021, and CE-DO-083/2021.

The amounts accrue monthly in a straight-line (uniform) basis, from January of each year.

Investments presented by CHESF are detailed in Table 30.

Table 30: Investments by CHESF's CGU

Power plant	Period	CAPEX per period (R$ MM)
Boa Esperança	2042 to 2052	55.20
Paulo Afonso Complex	2042 to 2052	289.80
Luiz Gonzaga	2042 to 2052	82.80
Xingó	2042 to 2052	82.80
Funil	2042 to 2052	20.70
Pedra	2042 to 2052	13.80
Sobradinho	2052 to 2059	82.80

Source: Eletrobras.

Investments presented by Eletronorte are detailed in Table 31.

Table 31: Investments by Eletronorte's CGU – Estimate

	Nominal CAPEX (R$ MM)		
Year	Coaracy Nunes	Tucuruí	Curuá-Una
2022	1.18	69.12	0.56
2023	3.71	172.73	0.52
2024	3.77	94.40	0.61
2025	3.91	28.33	0.56
2026	1.20	106.79	0.57
2027	3.70	199.98	2.18
2028	3.66	163.01	2.22
2029	3.74	77.11	0.68
2030	3.67	30.28	0.67
2031	3.87	31.92	0.71
2032	4.38	36.11	0.80
2033	4.65	38.38	0.85
2034	15.74	129.88	0.89
2035	16.46	135.76	0.95
2036	18.26	150.60	0.98
2037	5.35	128.07	0.97
2038	5.89	48.58	3.65
2039	5.92	48.82	3.20
2040	6.37	52.52	1.16
2041	6.49	53.50	1.18
2042	7.10	58.56	1.29
2043	6.79	56.00	1.24
2044	7.34	60.55	1.34

2045	7.25	59.81	1.32
2046	7.91	225.22	1.44
2047	9.05	233.02	1.65
2048	25.18	207.75	1.42
2049	30.43	251.06	5.55
2050	33.05	81.26	6.02
2051	9.84	81.15	1.79
2052	10.55	87.00	1.92

Source: Eletrobras.

Eletronorte's estimate considered:

> *"A 4.5% IPCA, CAPEX estimate adopted the energy price of R$ 172.74 MWh. The CAPEX adopted for the power plants is on average 1.15% of the energy price in years with no relevant maintenances, and 3.75% in years of implementation of backups and improvements."*
>
> *"i. UHTU – refurbishment of Jeumont Schneider generators in the Powerhouse 01 (machines 01, 03, 05, 07, and 09).*
>
> *ii. UHTU – improvement to adjust the overrun level of the short circuit current."*

The investments presented by Furnas are detailed in Table 32:

Table 32: Investments by Furnas's CGU

	CAPEX (R$ MM)							
	Estreito	Funil	Furnas	Marimbondo	Porto Colômbia	Itumbiara	Mascarenhas de Moraes	Corumbá
2042	-	10.59	116.49	-	14.86	-	-	38.60
2043	-	24.71	291.22	48.31	34.68	-	-	135.10
2044	-	-	291.22	112.72	-	-	-	135.10
2045	-	-	291.22	-	-	-	-	77.20
2046	-	-	174.73	-	-	-	-	-
2047	-	-	-	-	-	-	-	-
2048	-	-	-	-	-	-	29.64	-
2049	-	-	-	-	-	-	49.39	-
2050	35.53	-	-	-	-	-	19.76	-
2051	82.91	-	-	-	-	-	-	-
2052	-	-	-	-	-	59.50	-	-
2053	-	-	-	-	-	138.84	-	-

Source: Eletrobras.

The linear depreciation rate of 2.486% was calculated through the weighted average forecasted depreciation expensefor the 2022 period, according to the Impairment model of Eletrobras group, with analysis dated Sep/21. Despite its non-cash effect, its importance for analysis relies in (i) the tax savings caused by the deduction of the tax base in the marginal cash flow; and (ii) the calculation of the balance of fixed assets from these capitalizations at the end of the analysis horizon.

Due to difficulties in unitizing the CAPEX for initiating the depreciation expense, which takes place only after the effective conclusion of the capital investment, and given its low impact on the cash flow (equivalent to the product of the fixed asset balance, the monthly depreciation rate and the tax rate on the income), it was considered the simplification of applying the depreciation over the consolidated fixed asset balance of the previous month since the beginning of the first capital expenditure.

The remaining amounts from the balance of fixed assets at the end of the analysis were conservatively reverted by their historical residual book value without any adjustments for inflation.

VI.7. Operation Assumptions

This section will present the operational assumptions for the CGUs presented previously: administrative costs and expenses and operational expenditure, sectoral charges, working capital, and technical losses from energy generation.

For operating costs in the capitalization contract extension period compared to the contract currently in effect were considered the data sent by the subsidiaries: CHESF, FURNAS, and ELETRONORTE, according to official letters DE.E.017.2021, DG-01777-2021, CE-DO-0040/2021, CE-DE-027/2021, and CE-DO-083/2021. For Tucuruí HPP were considered the impairment model with analysis dated Sep/21. The tables below show the operating costs and expenses for each power plant. However, these costs will only be projected for the period with no convergence or coexistence

between both flows (Capitalization Scenario and Current Scenario). The convergence period presumed no change in costs and expenses.

Table 33: Operating Cost – CHESF.

Power plant	Opex for 2022 (R$ MM)	Period	OPEX for the Period (R$ MM)
Boa Esperança	55.20	2042 to 2052	55.20
Paulo Afonso Complex	289.80	2042 to 2052	289.80
Luiz Gonzaga	82.80	2042 to 2052	82.80
Xingó	82.80	2042 to 2052	82.80
Funil	20.70	2042 to 2052	20.70
Pedra	13.80	2042 to 2052	13.80
Sobradinho	82.80	2052 to 2059	82.80

Source: Eletrobras.

CHESF estimates were defined from the base date of January 2022.

Table 34: Operating Cost – Eletronorte.

	Nominal OPEX (R$ MM)	
Year	Coaracy Nunes	Curuá-Una
2022	32.20	14.90
2023	33.70	15.50
2024	35.20	16.20
2025	36.80	17.00
2026	38.40	17.70
2027	40.20	18.50
2028	42.00	19.40
2029	43.90	20.20
2030	45.80	21.10
2031	47.90	22.10
2032	50.10	23.10
2033	52.30	24.10
2034	54.70	25.20
2035	57.10	26.30
2036	59.70	27.50
2037	62.40	28.80
2038	65.20	30.10
2039	68.10	31.40
2040	71.20	32.80
2041	74.40	34.30
2042	77.80	35.80
2043	81.20	37.50

2044	84.90	39.10
2045	88.70	40.90
2046	92.70	42.70
2047	96.90	44.70
2048	101.30	46.70
2049	105.80	48.80
2050	110.60	51.00
2051	115.50	53.30
2052	120.70	55.70

Source: Eletrobras.

Eletronorte estimates for Coaracy Nunes HPP and Curuá-Una HPP were defined as nominal values considering the annual IPCA of 4.5%. For this Report, they will be recalculated to BASE DATE. The estimated operating cost of Tucuruí HPP is R$ 546,606,807.12, considering the base date of September 2021.

Table 35: Operating Cost - FURNAS

Power plant	(A) Values informed (R$ MM)	(B) Sectoral Charges (R$ MM)	(A - B) OPEX (R$ MM)
Estreito	192.03	100.44	91.59
Funil	62.06	31.04	31.02
Furnas	229.15	117.86	111.29
Marimbondo	241.85	139.78	102.07
Porto Colômbia	82.90	54.70	28.20
Itumbiara	341.81	202.22	139.59
Mascarenhas de Moraes	113.55	58.78	54.77
Corumbá	115.00	37.83	77.17

Source: Eletrobras.

CHESF estimates were defined from the base date of December 2020.

Table 36 below shows the sectoral charges applicable to each power plant. Thus, it should be stressed that for the Marginal Cash Flow, the sectoral charges will only be calculated from the difference between the current contract and the future concession contracts determined by Law 14182/2021.

Table 36: Sectoral Charges

Charge	Amount	Reference base
CFURH	5.32 R$/MWh	Generated energy
ONS & CCEE	0.08%	Net Revenue
R&D	1.00%	Net Revenue
Inspection by ANEEL	0.40%	Net Revenue
TUST	6.98 R$/kWh.month	Physical Guarantee

Source: Own Elaboration.

Regarding the Value-Added study, as the energy generation follows the GSF monthly, there is no settlement at Optimization Energy Tariff (TEO); this tariff is not considered, as there is no energy commercialization in the MRE context.

VI.8. Amortization of Added Value

The calculated AddedValue AddedTotal Added Value will be amortized throughout the new concession contract, that is, throughout 30 years as from BASE DATE.

Amortization of this value will affect the tax base calculated for the Marginal Cash Flow. By reducing the tax base, the lower amount expended to pay taxes affects the future cash flows, affecting the calculated Added Value. Therefore, an iterative calculation must be made until a null economic gain for the period under analysis is reached.

After verifying the Total Added Value based on the assumptions defined in this report and comparing the results published by CNPE, the advantage of the capitalization process will be analyzed and presented as results and awareness.

The analysis of the advantage will consider the annual payments to CDE, according to Exhibit III of CNPE Resolution no. 30, of December , 2021, then the

Marginal Flow will be deducted from annual payments, and the Total Added Value resulting from this analysis will the advantage of implementing Law 14182 of July 2021, compared to the proposed base scenario.

VI.9. Deductions of the Grant bonus according to Law 14182/2021

According to item II, Article 4 of Law 14182/2021:

"II – the payment by Eletrobras or its subsidiaries, of the bonus from the grant of new electric power generation concession contracts correspond to fifty percent (50%) of the added value to the concession by the new contracts, deducted of the following amounts:

a) expenses related to revitalizing the water resources of São Francisco River and Parnaíba River watersheds, pursuant to subparagraph a, item V of the caput of art. 3 of this Law;

b) expenses related to the development of projects in the Legal Amazon, for structural reduction of the energy generation costs and the navigability of Madeira River and Tocantins River, according to the provision in subparagraph b, item V, caput of art. 3 of this Law;

c) expenses related to projects in the influence area of the reservoirs of Furnas hydroelectric power plants, the concession contracts of which are affected by such Law, according to subparagraph c, item V, caput, art. 3 of this Law; and

d) expenses to reimburse the economic value of the electric energy supply to the Integration Project of São Francisco River with Hydrographic Watersheds of Northern Northeast (PISF), pursuant to paragraph 6 of art. 6 of this Law;"

Therefore, the deductions from the bonus for the grant of new electric energy concession contracts payable to the Federal Government are determined at present value.

It is understood that the amount destined to item a) of item II, Art. 4 of Law 14182/2021, is in agreement with Art. 6 of the same law.

"Art. 6 The obligation of electric energy generation concessionaires located in the Rio São Francisco watershed the concession contracts of which are affected by this Law, in compliance with the measure under subparagraph a, item V, caput of art. 3 of said Law is a contribution of three hundred and fifty million reais (R$ 350,000,000.00) for ten (10) years, adjusted by the IPCA published by the IBGE or another index that may replace it, as from the month of execution of the new concession contracts.

It is understood that the amount destined to item b) of item II, Art. 4 of Law 14182/2021, is in agreement with Art. 7 of the same law.

"Art. 7 The obligation of the concessionaire executing Concession Contract no. 007/2004-Aneel-Eletronorte, subject to the provision in the caput of art. 1 of this Law, in compliance with the measure addressed in ***subparagraph b, item V, caput of art. 3 of this Law*** *is the contribution of two hundred and ninety-five million reais (R$ 295,000,000.00) per year, for a term of ten (10) years, adjusted by the IPCA published by IBGE or another index that may replace it, as from the month of execution of the new concession contract, for application in the program for structural reduction of energy generation costs in the Legal Amazon and at least twenty percent (20%) in actions to ensure navigability of the Madeira River and ten percent (10%) in actions to ensure navigability of the Tocantins River.*

It is understood that the amount destined to item c) of item II, Art. 4 of Law 14182/2021, is in agreement with Art. 8 of the same law.

"Art. 8 The obligation of electric energy generation concessionaires located in the influence area of Furnas hydroelectric power plant reservoirs, the concession contracts of which are affected by this Law, to comply with the measure under ***subparagraph c, item V, caput of art. 3*** *of said Law is a contribution of two hundred and thirty million reais (R$ 230,000,000.00) for ten (10) years, adjusted by the IPCA published by the IBGE or another index that may replace it, as from the month of execution of the new concession contracts.*

It is understood that the amount destined to item d) of item II, Art. 4 of Law 14182/2021, is in agreement with paragraph 6, Art. 6 of the same law.

"Paragraph 6 In addition to the contribution specified in the caput of this article, the electric energy generation concessionaires located in the São Francisco River watersheds, the concession contracts of which are affected by this Law, shall make electric energy available at an annual amount of eighty-five average

megawatts (85 Mwmed) for twenty (20) years as from publication date of this Law, for a price of eighty reais per megawatt-hour (R$ 80.00/MWh), adjusted by the IPCA or another index that may replace it, through a specific agreement, directly to the Federal Operator of the PISF installations."

The availability of energy to the PISF, as detailed above, was addressed in the Financial Model for CHESF's power plants and prorated proportionally to each power plant's Physical Guarantee, as described in section V.4.3 – Application in the Financial Modeling. Despite the forecast of modulation of this energy, this was considered linearly in the financial flow.

Further to these amounts, due regard should be given to item II, paragraph 1 of Art. 5 of Law 14182/2021:

"Paragraph 1 The calculation of the added value to the concession will consider:

[...]

II – the deduction of credits related to refund for proven expenses with the acquisition of fuel incurred until June 30, 2017, by the concessionaires controlled by Eletrobras and holders of the concessions addressed in art. 4-A of Law 12111, dated December 9, 2009, that have been proven but not refunded as a result of the required economic and energetic efficiency addressed in paragraph 12 of article 3 of said Law, including adjustments for inflation, in which event the offset will be limited to three billion, five hundred million reais (R$ 3,500,000,000.00);"

The composition of the deductions and revitalizations described in this section is included in Table 37, considering contributions made in January.

Table 37: Deductions and revitalizations according to Law 14182/2021

Present Value of the Flows of amounts in items a, b, and c of item II of Art. 4 of Law 14182/2021 (R$)	**5,925,726,527**
Real Discount Rate	**6.9%**

Base Date	**Jan/22**

Source: Own Elaboration.

Further to these discounts, indemnity for non-depreciated and non-amortized assets must also be considered, as the current concession will have an early termination. The indemnity related to non-amortized and non-depreciated assets of Tucuruí HPP basic project is considering the estimated R$ 5,043,166,900.98 informed in the parameters published on the CNPE Resolution 30, of December 21st, 2021. The calculation method was based on its New Replacement Value ("VNR") provided for in NT EPE-DEE-RE-080/2021-R0, as explained by Eletrobras. The considered value of the indemnities of non-amortized and non-depreciated assets of Curuá-Una HPP was R$ 19,550,421.43, according to CNPE Resolution 30, of December 21st, 2021. The indemnities related to the power plants under Law 12783/2013 have a recorded balance in December 2012, adjusted by the IPCA until the BASE DATE of this report. According to the Official Letter 143/2021-DR/ANEEL, of July 8th, 2021, Mascarenhas de Moraes HPP is not going to be entitled to receive an indemnity.

VII. Summary Analysis of the Risks

In this section, the objective is to discuss the risk methodology used herein, explain the scope of this analysis, and point out the step-by-step process of consolidation of the main risk factors that are extensively highlighted in this Study, as well as others yet to be mentioned. In this chapter, a systematization of the risks is proposed in the groups (i) Legal Notes; (ii) Water and Regulatory Aspects; (iii) Economic and Financial Risks; and (iv) Trading Risks.

In each group, the risks will be (i) identified; (ii) described; (iii) analyzed in terms of chances of occurrence and impact. Some of these possible impacts have been addressed through sensitivity analyses compared to the Base Case so they can then be (iv) rated by risk level.

In this regard, due to its dependence on the analysis of sensitivity cases, this section can be taken as an introduction to section VIII – Results, when after assessing the impact of the results obtained in the sensitivity analysis of section VIII.4, the risks will be rated in section VIII.5 – Risk rating.

VII.1. Methodology, scope and main concepts

The risk analysis methodology is based on the works "A Guide to Project Management Body of Knowledge – PMBOK GUIDE" by the Project Management Institute – PMI, and "Modern Project Management", by Dalton Valeriano, in addition to NBR ISO 10006, issued by the Brazilian Association of Technical Standards – ABNT, which deals with "Quality Management – Guidelines for quality in project management".

According to Dalton Valeriano ("Modern Project Management"), *"Risk, according to the common understanding, is the possibility of occurrence of an undesirable result, as a consequence of any event"*. Also according to the author, risk is inherent to the project, due to the uncertainties surrounding it, and has two dimensions: *"the probability of its occurrence; and the impact on the project (the*

severity of the damage [herein referred to as Threat] *or the magnitude of the benefit* [herein referred to as Opportunity])".

Risk management, in its entirety, *"consists of systematic processes of identifying, analyzing and assessing risks, and establishing appropriate responses to them"*, which also *"can detect opportunities and determine how to take advantage of them"*. Therefore, it is recommended to develop processes related to risk management, with the aim of *"minimizing the impact of potentially negative events, and taking full advantage of opportunities for improvement"*, under the terms of NBR ISO 10006:2000, issued by the ABNT.

However, it is worth noting that the summary and analysis of risks performed by Upside has the outline established in the Contract and in the Auction Notice (Exhibit I of this Report), i.e., it refers only to the survey and analysis of risks that impact or could impact the attractiveness scenarios for Eletrobras, in the context of its privatization. Therefore, this concept was mentioned only as a reference for the next chapters, although risk management is not part of Upside's scope of work.

It is also important to mention that this Study does not include the analysis of budgetary risks, schedule of construction work of the power plants, operation, construction and other risks associated with technical engineering activities, even though we recognize the potentiality of their impacts on cash flow of the CGUs and, consequently, in the Added Value calculated herein.

Based on the technical team's expertise, initially the risks that impact or could impact the attractiveness scenarios for Eletrobras will be identified, as recommended by NBR ISO 10006:2000 in occasions on which significant decisions will be made. Under the terms of the PMBOK GUIDE, this process will involve identifying individual risks, as well as surveying their characteristics.

Subsequently, to support the analysis and (when possible) the development of mitigation strategies, as recommended by the PMBOK GUIDE, the possibilities of occurrence of risks will be identified, and then an analysis of such risks will be performed, qualitative and/or quantitative, on an as-needed basis.

Before quantifying the impacts arising from each risk, a qualitative analysis of the impacts will be performed to prioritize them, according to the potential effects on the project. Qualitative analysis is a method that uses description rather than numerical instruments to define the risk level. To apply this analysis, explanatory words or scales are used to describe the magnitude of potential consequences and the subjective likelihood of occurrence of these consequences. Scales can be adapted or adjusted according to circumstances, and different descriptions can be used for different risks.

In general, the analysis can be used: (i) when quantitative precision is not required; (ii) to carry out an initial risk assessment, before a subsequent, more detailed analysis; (iii) when the level of risk does not justify the time and resources needed to carry out a numerical analysis; and/or (iv) when numerical data are not available or are inadequate for a more quantitative analysis.

After the qualitative stage, wherein the degree of importance of the identified risks is determined with the objective to guide the quantification, a Semi-Quantitative Analysis will be developed. During this approach, part of these impacts will be analyzed qualitatively and assessed as (i) high, (ii) medium or (iii) low impacts. For impacts that receive quantitative treatment through sensitivity analysis, it is proposed that high, medium and low impacts are considered those (i) above 10%; (ii) between 10% and 5%; and (iii) below 5%, respectively. As mentioned above, positive impacts will be rated as Opportunities and negative impacts will be rated as Threats.

Also in this approach, because of the difficulty in using numerical methods, the likelihood will be judged by subjective probability, according to the expertise of the professionals involved in the Report, and qualified as either high, medium, or low.

The expected value of the risk results from the cross product of probability and impact, resulting in its final rating. This rating ranges from High to Low, as shown in Table 38.

Table 38: Impact versus Probability Product

Impact	Probability	Classification
Low	Low	Low
Low	Medium	Medium-Low

Low	High	Medium
Medium	Low	Medium-Low
Medium	Medium	Medium
Medium	High	Medium-High
High	Low	Medium
High	Medium	Medium-High
High	High	High

Source: Own Elaboration.

The graphic result of this analysis is a Cartesian plane that associates probability and risk wherein the greater the impacts and the probability, the greater the risk rating associated with the indication. This rating is represented in section VIII.5 Risk rating after understanding the results.


Probability
High
Medium
Low
High Risk
Medium High Risk
Medium Risk
Medium High Risk
Medium Risk
Medium Low Risk
Medium Risk
Medium Low Risk
Low Risk
Medium Risk
Medium High Risk
High Risk
Medium Low Risk
Medium Risk
Medium High Risk
Low Risk
Medium Low Risk
Medium Risk
High
Medium
Low
Low
Medium
High
Threats
Opportunities
Impact

Figure 28: Graphical Representation of Semi-Quantitative Analysis (Simple Matrix)

Source: Own Elaboration.

VII.2. Application in Financial Model

This Study is not intended to prepare a risk management and/or treatment plan for the Company. The goal is to assess the main points requiring attention identified in the aforementioned procedures and to survey the potential impacts on the Eletrobras capitalization process and the influence thereof on economic and financial modeling and analysis.

Thus, based on the identification, analysis and partial quantification, the following will be developed for the points requiring attention that represent risks: (i) ways to expand and seize opportunities; and (ii) responses to risks and threats. Among these, non-calculable legal notes and notes of a political and administrative nature will be kept as points requiring attention.

Other aspects that have a direct relation and/or interference in aspects related to concession terms, physical guarantee, GSF, and any other points that may influence the Company's strategy must be dealt with, according to the nature of each impact, in the economic and financial model, with: (i) Qualified incorporation of risk in the Base Case cash flow projection; or (ii) Base Case sensitization, in such a way that the impact of the Total Added Value is verified in an extreme or borderline way in the scope of the risk. The latter, in turn, will involve: (i) risk considerations in the assumptions on entry into operation, such as GSF and PLD; or (ii) changes in the formation of the trading price curve.

The expression "qualified incorporation in the Base Case" is understood to mean application of the risk assumption according to a reasonably conservative scenario. In other words, given a risk with low or remote probability, it can be judged by the non-application or partial application of a certain assumption sensitized to the risk.

For the sensitization scenarios, the borderline analysis of the risk scope should be understood as the limit of the possible risk coverage area, given a particular confidence level, considered sufficient confidence. That is to say, through this analysis,

it is possible to glimpse the maximum changes in Total Added Value for that particular aspect of risk.

Sensitivity analyses, however, do not seek to exhaust all predictable and unpredictable aspects of the impact of a given risk, but rather the specific impact of sensitization of a specific assumption that contemplates a relevant facet of that risk.

In the same way as negative impacts of a marketing and/or political nature, opportunities of such nature will be points requiring attention and will not be reflected in the financial model.

VII.3. Identifying and describing risks

In this section, all the risks identified in the Study are summarized and structured in groups: (i) Legal Notes; (ii) Water and Regulatory Aspects; (iii) Economic and Financial Risks; and (iv) Trading Risks. The risks will be identified for future reference in section VIII.5 and summarized in Table 39.

Table 39: Identification and Treatment of Risks.

Type	ID	identified Risks	Path Analysis
Legal (L)	J1	Risk of a Declaration of Unconstitutionality of Law 14182/2021 in ADI 6938	Point for attention
	J2	Risk of an Accounting and Legality Analysis by the Federal Court of Accounts	Point for attention
	J3	Extension of the terms of the current concession due to the Energy Relocation Mechanism (MRE)	Base Scenario considers the extension of REH 2902 and 2906
Water/Regulatory (R)	R1	Reduction of Physical Guarantees ("PG") of the MRE	Sensitization: No Physical Warranty Review
	R2	Effects of thermoelectric plants due to inflexibility	Sensitization: Partial entry (50%) of the thermal plants provided for in Law 4182 Sensitization: Entry of Angra 3 and auctioned plants in the Simplified Competitive Procedure 001/2021
	R3	Entry of renewable power plants as of 2023	Sensitization: Entry of renewable energy and thermal energy in accordance with Law 14182
	R4	Dispatchability of the new energy matrix	Point for attention
	R5	Displacement between PLD and contract prices	Base Scenario evaluates the most likely scenario
	R6	Future transformation of the electricity sector	Point for attention

	R7	TUST	Point for attention
	R8	Expansion of the transmission line system	Point for attention
Economic and Financial (E)	E1	Intrinsic business risk	Base Scenario is evaluated by p-value flow
	E2	Economic activity level	Sensitization: EPE Demand Growth (3.1% pa) Sensitization: Load growth at an annual rate of 3.6%
	E3	Counterparty credit risk	Point requiring attention
Trading (C)	C1	Short-term (PLD)	Base Scenario evaluates 201 hydrology scenarios
	C2	Long term (forward)	Sensitization: Maximum premium of R$ 10.00 on the Northeast price curve Sensitization: Maximum premium of R$ 20.00 on the Northeast price curve Sensitization: Single CPPS for all submarkets Sensitization: CPPS change (+ 10%) Sensitization: CPPS change (-10%) Sensitization: CPPS change (+ 14%) Sensitization: CPPS change (-14%)

Source: Own Elaboration.

VII.3.1. Legal Notes

VII.3.1.1. Risk of Declaration of Unconstitutionality of Law 14182/2021 in Declaratory Action of Unconstitutionality – ADI 6938 (ID:J1)

Regarding the possible risk of commencement of litigation on the complex privatization plan, it should be noted that, at least in part, the risk level that may be envisaged was deemed consummated even before the works regarding the pricing of quotas taken to the market begun. Because when the project to convert Provisional Measure - PM 1031/2021 was approved by the Parliament, with the consequent enactment of Law 14182/2021, the ADI 6839 was filed immediately with the Federal Supreme Court, in which the plaintiff parties dispute the main provisions that establish the privatization. Presuming that Law 14182/2021 is not declared fully unconstitutional, possible granting of the second claim in the ADI would take to the same consequence that would occur with a presidential veto: annulment of the privatization itself, as ultimately, the effectiveness of the entire

regulation depends on implementing the provision of art. 1, paragraph 1, combined with arts. 20, 21, and the conditions addressed in arts. 2, 4, and 5. Its correction goes through the departments of the Office of the General Counsel for the Federal Government working on the ADI at the Federal Supreme Court, which has under the specific procedure to judge this action, defended the constitutionality of Law 14182/2021. This risk must be deemed a point of attention and it was not considered in the Financial Modeling.

VII.3.1.2. Risk of Accounting Analysis and Legality by the Federal Accounting Court (ID: J2)

As the legality and economic assessment of the privatization is pending examination by the Federal Accounting Court - TCU, which imposed hindrances to similar projects in the past, and given the opinion issued by the Justice reporting on the Eletrobras case, to some extent, the process may be impacted by its handling at the Court. Although the TCU no longer has the power to halt the effectiveness of Law 14182/2021, given the superseded opinion in Precedent 347/STF, which authorized deciding on the unconstitutionality of acts by the Government, there is a possibility of the Court staying the privatization, in case of evidence of possible litigation regarding the economy of the project and complexity of the economic-financial balance, likewise ADI 6938. In Case TC 000.350/2021-4, a request for examination of the record by Justice Aroldo Cedraz, who reports on the background of the Eletrobras case at the TCU, imposed a sixty-day delay in the publication of the auction notice regarding the implementation of 5G technology by auction, and ultimately, voted against the proposal from the technical unit, which was in line with the Federal Government' agenda. Such considerations lead us to believe that, under the privatization feasibility standpoint, the possibility of the TCU examining more sensitive aspects of the project exist, and with possible delays in the initially expected schedule to offer the securities in the market, capitalization may be impacted as regards the ratio between the amount defined for Eletrobras changing to the free market and the economy of the mandatory concessions under Law 14182/2021. The risk of hindrances by the TCU, once the process is provided with supporting documents, calls for mitigation by the legal departments

representing the Federal Government, BNDES and all other agents working on the privatization, to advance the issuance of a definitive standpoint of the Court concerning the economy of the privatization and its accounting lawfulness. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

VII.3.1.3. Extension of the current concession terms because of the MRE (ID: J3)

A subset of Eletrobras power plants covered by Law 13203/2015, acquired the prerogative of extending the current terms of the concession, in return for a significant portion of the costs incurred with the MRE. However, as it coincides with this capitalization process, there are moderate risks of the vested right not being fully comprised. The recommendation is that such right be duly contemplated in a specific clause of the new concession contracts. The impact of this risk in the calculation of the Total Added Value was considered in the Financial Model through the extensions of grants in accordance with Ratifying Resolution 2919/2021 and REH 2932/21.

VII.3.2. Water and Regulatory Aspects

VII.3.2.1. Reduction of the physical guarantees of the MRE (ID: R1)

If the physical guarantees of other MRE power plants will not be revised, **there is a not negligible risk** that Eletrobras Group, because of the reduced physical guarantees to which it was subject, incurs financial costs associated with the sharing of the burdens and benefits of the centralized operation, at higher rates than other agents. The reduction in the Eletrobras physical guarantees improves the GSF to all parties but simultaneously reduces the participation of the power plants in the total energy allocated to them. The impact of the physical guarantees of the MRE not being reviewed will be analyzed with the sensitization of the scenario in which the physical guarantee reviews will not be carried out in 2023 and

2028 compared to the base case, as mentioned in section VII.3.4.2, in such a way that the impact of this risk on the Total Added Value will be verified.

VII.3.2.2. Effects of thermoelectric plants by inflexibility (ID: R2)

Although the contracting of thermoelectric plants object of Law 14182/2021 has the powers to mitigate the seriousness of any future crisis related to scarce water resources, especially in the medium term, they will also have a strong contribution to the displacement of hydroelectric power plants, decreasing the GSF value. The impact of the deployment schedule of thermoelectric plants with 70% inflexibility will be analyzed with the sensitization of the scenario of partial entrance (50%) of the thermoelectric plants provided for in Law 14182 of July 2021, and the entrance of Angra 3 and plants auctioned in Simplified Competitive Procedure 001/2021 compared to the base case, as mentioned in section VII.3.4.2, in such a way that the impact of this risk on the Total Added Value will be ascertained.

VII.3.2.3. Entry of renewables as from 2023 (ID: R3)

The high volume of renewables, with a start-up in 2023, will have similar effects. These risks demand for strategic positioning of the company, further to their commercial mitigation. The impact of the schedule to implement renewables from 2023 will be examined with the sensitivity analysis of the base case, as mentioned in section VII.3.4.2 – Short Term – PLD (ID: C1)

The settlement to PLD (for energy left as "hedge" and settled in the short term). It is worth noting that the PLD is volatile and highly dependent on the market scenario:

- The demand of the system impacts the PLD. Increments/decreases in demand lead to a rise/reduction of the PLD.
- In conclusion, the offer would have the opposite effect. However, this does not always happen. The generation offer at higher operating costs has less impact on PLD - generally, it concerns thermal power plants deployed at more critical moments. However, an increase in offer, which the system must absorb at null variable cost (as in the wind, photovoltaic, and inflexible thermal generation),

producing a reduction in PLD (as it increases the generation of plants at zero cost).

- It is even possible that the volume of energy produced by such sources, with "mandatory" dispatch (in the jargon, "non-dispatchable" energy), displaces the dispatch of hydroelectric power plants: if all the hydroelectric potential is not necessary to meet the load, these power plants do not generate, not because of lack of inputs (water), but lack of need (demand). This is a real risk, which must be addressed in the future by the applicable authorities.
- The hydrological component still plays a significant role. Median or high hydrologies (close to or higher than, historical average) tend to raise the reservoirs and make up an "energy stock" that mitigates risks. On the other hand, low hydrologies (lower than historical average) may lead to the "consumption of hydroelectric energy stocked" and demand a more intense thermal dispatch, with higher variable costs, directly impacting the PLD.
- Although the expansion forecast by the sectoral authorities points towards backups that eliminate price differences, the operation guidelines, local or even circumstantial restrictions may create imbalances leading to differences in prices. As these scenarios are unpredictable and not pointed out in the official models and data, we elected only to indicate this possibility.
- Lastly, it is worth noting that the offer depends on expansion. The entry of new power plants (and their respective costs) may change the business environment completely, consequently affecting prices and revenues.

Sensitivity factors for the base caseVII.3.4.2; thus, the impact of this risk on the Total Added Value will be examined.

VII.3.2.4. Capacity of dispatch of the new electric matrix (ID: R4)

The "new" electric matrix, given the increased share of renewable sources, tends to be less dispatchable or more mandatory. This will require more thermoelectric plants, which will prevent relevant reductions of the marginal cost in the short term. The same will happen with tariffs, which may increase even after 2030, especially if the subsidies policy for renewable sources is maintained. The risk here is the

maintenance of interventionism, with the application of unreasonable prices, which may affect the free prices. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

VII.3.2.5. The displacement between PLD and contract prices (ID: R5)

An oversupply lead by subsidized renewable sources and inflexible thermal plants, associated with the prospective rising tariffs, will entail a GSF below 1.0, but contract prices further displaced from PLD, which calls for attention. However, because of what will happen with tariffs and market opening, it is more likely that the contract prices will be higher than PLD, which is an opportunity. This risk was considered in the GSF, PLD and Forward curve forecast, the entry assumptions of the Financial Modeling.

VII.3.2.6. Future change of the electric sector (ID: R6)

Given the facts described in items VII.3.2.2 to VII.3.2.6, combined with the expected insertion of distributed generation, the electricity sector is likely to go through important changes in the next few years. The sector may not be the same, even between 2026 and 2030. The displacement of hydroelectric power plants, which is a risk, may be more permanent than desired. However, hydroelectric power plants will not lose importance. It is not likely to disregard a storage capacity of an average 280 GW. It is a "battery" of huge proportions, which only needs to be used. Thus, among the expected changes, flexibility, which is, the ability to respond quickly to operational needs of an increasingly less dispatchable power system, will arise as one of the main products of the hydroelectric power plants. The suggestion is a strategic standpoint towards this direction to arrive earlier in this new focus of the

business. This risk must be deemed a point of attention; it was not considered in the Financial Modeling.

VII.3.2.7. TUST (ID: R7)

Changes in the Electricity Transmission Systems Usage Tariff (TUST) for the submarkets tend to a balance in the medium term and to be neutralized in the ACL; however, the effects thereof should be analyzed, since they impact generators and consumers in different ways. The new TUST is not yet defined; however, it is expected to increase the TUST of generators in export submarkets, such as the North and Northeast regions – since there are signs that no additional generation is needed –, and a decrease in the TUST of consumers in these same submarkets, since there are signs that more consumers will be attracted. The opposite effect occurs in the Southeast and Central-West submarkets, with a decrease for generators and an increase for consumers. Costs increase for exporting generators, but given the reduction in TUST for consumers, there is a margin for passing on such costs, whereas for importing submarkets, consumers will demand a price reduction, given an increase in the TUST. This risk must be deemed a point requiring attention and it was not considered in the Financial Model.

VII.3.2.8. Expansion of the Transmission Network (ID: R8)

The expansion of the transmission network, especially for the interconnection between the Northeast and other regions, warrants attention. For quite some time now, the Northeast has been the focus of increasing installed generation capacity, with over 100 GW of renewable sources under study and/or undergoing processes of issuing grants. According to Brazil's Energy Research Agency (EPE), as stated by its president at an event held in October 2021, the transmission capacity between the Northeast and South, Southeast and Central-West is – in his words – expected to quadruple by 2028. At the same event, EPE indicated that the use of Direct Current lines to carry energy from that region was under study. Irrespective of the technology chosen, transmission restrictions – which lead to substantial

changes in the locational signal – will be minimized even before 2028, which will greatly reduce the exposure of power plants in the North and Northeast. This risk must be deemed a point requiring attention and it was not considered in the Financial Model.

VII.3.3. Economic and Financial Risks

The economic and financial risks affect the Eletrobras balance in terms of financial stability and attractiveness in the short and long term, related to the business illiquidity, counterparties, and attractiveness (capital allocation).

VII.3.3.1. Inherent risk of the business (ID: E1)

The change to the free market is expected to bring a higher exposure to Eletrobras or a higher correlation of its economic activity to the economic cycles from an increased inherent risk of the business. This risk would entail a direct negative impact on the calculation of the Added Value in this Study. According to section V.2 - Weighted Average Cost of Capital (WACC), this risk was addressed through a more conservative cash flow forecast to incorporate the higher risk associated with the business in the financial flow.

VII.3.3.2. Economic activity level (ID: E2)

Market oscillations may cause an imbalance in the economy, where production costs will be higher than the price of products in the market, and this fact demotivates producers, of which part of the stabilization plans implemented until the '90s is a typical example. In the recent crisis, this occurred again, when several free-market consumers had to renegotiate payments with the generators and sellers.

- This risk has medium to low chances, as these cycles are specific and widely spaced. In addition, the current scenario is based on a low base of economic cycle recovery.

- The impacts in the company's liquidity may range from medium to high, as on occurrence of any such event, the liquidity and income of Eletrobras may be jeopardized.
- Economic activity should be monitored to mitigate this risk, and an internal debt renegotiation policy must be in place. This policy sets the costs and payment terms granted to clients in the default portion. These costs passed on to defaulters must always be higher than the opportunity costs that Eletrobras bears in the financial market.
- Lastly, the company must keep a pre-established liquidity level and open credit facilities with the financial market, established in its internal policies.
- This point will be addressed through increases in load growth (3.1% p.a. according to EPE and 3.6% p.a.) so as to simulate changes in the level of demand, according to section VII.3.4.2.

VII.3.3.3. Credit risk of counterparties

Credit risk comprises every possibility of default in a transaction, which is, the inability to predict that the parties' obligations will be fulfilled accurately. It is an ever-present risk in commercial and financial negotiations. Specifically, as Eletrobras will sell its energy in the free market (ACL), it risks default on the energy buyer.

- If no mitigating system is adopted, the chances of this risk may range from medium to high. As an example, medium-size traders have already defaulted in the past.
- The impact of credit risk is high/medium, depending on the concentration of sales to a profile of high-risk clients/traders.
- The recommendation is to set a Risk Acceptance Criterion (CAR) to mitigate this risk, where each client/trader has its exposure limits. This procedure calls for the preliminary involvement of the Compliance Department and is managed by a Credit Department, which sets previous levels concerning the volume exposure period of each counterparty and monitors the economic-financial indices of the buying counterparty.

- There must also be a clear exposure policy for each buying counterparty to dilute the credit risk.
- Lastly, the company must keep a pre-established liquidity level and open credit facilities with the financial market.

VII.3.4. Commercialization Risks

Regarding the revenue associated with energy commercialization, we recommend considering some attention points on the energy commercialization risk.

The implemented commercialization strategies comprise two business modalities:

VII.3.4.1. Long Term – forward (C2)

Sales of energy under long-term contracts. The forecast of this revenue depends on the contract prices, which in turn depend on a series of factors, such as the commercial strategies of each agent, which in turn depend on a wide array of factors. Generally, we may mention.

- The insight of sellers and buyers in future energy prices, including the PLD (if the PLD rises, some sellers may be tempted to reduce contracts, if prices are not attractive, and merely settle their energy; in case of a drop in the PLD, some sellers may be pressed to sell at lower prices to close deals, even if at a disadvantage).
- The production costs, highly affected by economic scenarios - mainly the dollar and civil construction.
- The expansion of the system generation - i.e., the massive entry of renewables by 2025 (to preserve incentives) may lead to an oversupply and drop prices.
- The expanded access to the free market leads to the opposite effect, increasing demand and, consequently, the prices.

It should be noted that the impact of all such effects on the market is subjective and unpredictable. For this reason, we elected the statistical adjustment of prices based on historical data, which so far has resulted in assertive forecasts.

It is also important to note the negotiated amount. The limit amount that each plant may sell in the market is set by its physical guarantee. Further, suppose the plant has allocated energy below the contracted sales after considering the MRE effects. In that case, it must buy the remaining "guarantee" at PLD-sensitive prices, which already present a risk given their volatility. It is important to note that the Energy Reallocation Mechanism (MRE) makes the amount available for sale depend on all participating hydroelectric power plants, leading to the need to forecast the dispatch of the joint system. It should also be noted that revisions of physical guarantees are expected (2022 and 2027) from the power plants that did not have the revision applied to Eletrobras's plants. Amounts resulting from this revision will have a relevant impact on the distribution of energy allocated among the power plants.

Lastly, as previously mentioned, it is possible that the hydroelectric power plants do not generate the total physical guarantee, not for lack of water, but lack of demand, as most of it, will be served by non-dispatchable power plants.

Thus, the negotiated amount, like the PLD and market prices, is subject to the dispatch risks - which permeates the entire negotiation.

Therefore, any offer/demand may significantly impact the dispatch of the system and its byproducts: the GSF, PLD and market prices - and consequently, revenue.

To mitigate the addressed risks, we recommend a sensitivity analysis, as described in section VII.3.4.2, of the result from the energy commercialization, addressing the following topics:

- Offer
- Expansion and revision of the physical guarantee: sensitivity to the scheduled entry of renewables and inflexible thermal plants, as well as the results of the revised physical guarantees.
- Hydrologic availabilities: sensitivity to hydrological affluence.

- Demand
- Sensitivity to increase in demand.
- increases in the price curve (CPPS and forward)

VII.3.4.2. Short Term – PLD (ID: C1)

The settlement to PLD (for energy left as "hedge" and settled in the short term). It is worth noting that the PLD is volatile and highly dependent on the market scenario:

- The demand of the system impacts the PLD. Increments/decreases in demand lead to a rise/reduction of the PLD.
- In conclusion, the offer would have the opposite effect. However, this does not always happen. The generation offer at higher operating costs has less impact on PLD - generally, it concerns thermal power plants deployed at more critical moments. However, an increase in offer, which the system must absorb at null variable cost (as in the wind, photovoltaic, and inflexible thermal generation), producing a reduction in PLD (as it increases the generation of plants at zero cost).
- It is even possible that the volume of energy produced by such sources, with "mandatory" dispatch (in the jargon, "non-dispatchable" energy), displaces the dispatch of hydroelectric power plants: if all the hydroelectric potential is not necessary to meet the load, these power plants do not generate, not because of lack of inputs (water), but lack of need (demand). This is a real risk, which must be addressed in the future by the applicable authorities.
- The hydrological component still plays a significant role. Median or high hydrologies (close to or higher than, historical average) tend to raise the reservoirs and make up an "energy stock" that mitigates risks. On the other hand, low hydrologies (lower than historical average) may lead to the "consumption of hydroelectric energy stocked" and demand a more intense thermal dispatch, with higher variable costs, directly impacting the PLD.
- Although the expansion forecast by the sectoral authorities points towards backups that eliminate price differences, the operation guidelines, local or even circumstantial restrictions may create imbalances leading to differences in

prices. As these scenarios are unpredictable and not pointed out in the official models and data, we elected only to indicate this possibility.

- Lastly, it is worth noting that the offer depends on expansion. The entry of new power plants (and their respective costs) may change the business environment completely, consequently affecting prices and revenues.

VII.4. Sensitivity factors for the base case

Based in the Summary Analysis of Risks proposed herein, the risks may be segregated into 1. Points for attention, to be prudently addressed by Eletrobras Management; 2. Risks incorporated into the Financial Model, per chapter VI –Definition of Assumptions according to its most likely scenario; and 3. Risks analyzed in cases of sensitivity.

The latter, in turn, are those addressed in this section. They will be analyzed on two fronts: 1. Projection of new GSF, PLD curves and envelopments and price curve, incorporating new assumptions; and 2. Sensitivity of the commercialization strategies prepared based on these curves.

To address the risks (i) section VII.3.2.1 – Reduction of the physical guarantees of the MRE (ID: R1); (ii) section VII.3.2.2 – Effects of thermoelectric plants by inflexibility (ID: R2); (iii) section VII.3.2.3 – Entry of renewables as from 2023 (ID: R3); (iv) VII.3.2.5 – The displacement between PLD and contract prices (ID: R5); and (v) section VII.3.3.2 – Economic activity level (ID: E2), the following GSF, PLD and price curves scenarios and envelopments are proposed:

- Scenarios in which the physical guarantees will not be revised in 2023 and 2028;
- Expansion scenario according to the schedule defined in Law 14182, of July 2021 and Law14120, of March 2021;
- Scenarios with the partial entry (50%) of thermal plants expected in Law 14182, of July 2021;
- The scenario of entry of Angra 3 and power plants auctioned in the Simplified Competitive Procedure 001/2021;

- The scenario in which the load rises at an annual rate of 3.1%, as forecast in the PDE 2030;
- The scenario in which the load rises at an annual rate of 3.6%;
- Scenario with maximum premium of R$ 10,00 on the Northeast Region price curve;
- Scenario with maximum premium of R$ 20,00 on the Northeast Region price curve;
- Scenario with single CPPS for all submarkets; and
- Scenarios with variations from 10% to 14% above and below in the CPPS.

Additionally, given the current scenario that predicts a significant entry of thermal and renewable power plants inducing to an oversupply of energy, it is expected HPPs will need to overflow. Therefore, it was also considered a hypothetical scenario in which the thermal plant inflexibility is altered so the risk of overflowing is not greater than 10%, according to the absorbing capacity of the system.

Subsequently, to address the Commercialization Risks in section VII.4, different commercialization strategies will be simulated for each curve generated, consisting of (i) change in the Hedge percentage; and (ii) composition of the commercialization portfolio, so more conservative and more aggressive strategies are being considered. From all such scenarios, it is appropriate to always assess upper-risk levels above P50, according to the note on risk VII.3.3.1 – Inherent risk of the business (ID: E1), of section VII.3.3 – Economic and Financial Risks regarding the incorporation of intrinsic risks into the financial flow.

VIII. Results

In this section, we will expound the results obtained from the economic and financial modeling. The analysis of the results is structured into four topics: (i) Convergence Analysis; (ii) Base Case; (iii) Excursus: Analysis of the variable inflexibility of thermals against risk of reservoir release and (iv) Sensitivity analysis.

In total, it was considered 1407 Total Added Values for each of the 15 scenarios of this Study, resulting in 21105 values. Upon these values, it is going to be presented only the results from P10, P25, P50, P75 and P90, in accordance with the ordination defined in section V.4.3 – Application in the Financial Modeling.

In the first topic, we address the convergence assumptions and results for the Material Fact Scenario and the CNPE-15/2021 Scenario. In the next part, we present the results of the baseline scenario according to the assumptions addressed in section VI – Definition of Assumptions. Section VIII.3 deals with the scenario with variable inflexibility of thermals vis-à-vis risk of reservoir release, and the last part details each sensitization analysis conducted in this Study.

VIII.1. Convergence Analysis

In possession of the Studies carried out by Eletrobras and CNPE: the Material Fact and CNPE Resolution 15/2021 and 30/2021, respectively. The convergence analysis is based on the recalculation of the Total Added Value using, not the assumptions of this Study, but rather the assumptions presented in the Material Fact and those put forward by the Concession Granting Authority as provided for in CNPE Resolution 15/2021 and later Resolution 30/2021 to validate the results obtained, support Eletrobras' decision making in the capitalization process, and apply a consistency and accuracy test to the financial model of this Study.

The convergence analysis must use the assumptions published by the latest CNPE Resolution on the subject matter. Considering that the special session of Brazil's Court of Accounts (TCU) – which will analyze the process that deals with the first phase

of the capitalization of Eletrobras –has not yet taken place, it is worth mentioning that the decision may change the parameters previously defined by the CNPE.

It is important to emphasize that, even though the most recent CPNE (Resolution 30/2021) calculations had been analyzed as a new scenario in the convergence analysis, as well as for the elaboration of the Analysis of the Advantages, they did not generate new sensitivities.

VIII.1.1. Material fact scenario

The Material Fact published by Eletrobras on 02/23/2021 discloses changes to Provisional Measure MP 1031/21, sent by the Ministry of Mines and Energy (MME) to the Chamber of Deputies [Brazil's lower house of Congress].

VIII.1.1.1. Assumptions

The main informations included in the Relevant Fact published by Eletrobras are:

- The inclusion of the 30-year extension of the Tucuruí hydroelectric power plant (Concession Agreement 007/2004-Aneel-Eletronorte), of the subsidiary Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte"), which is currently under the 'independent producer' regime (not under a quota regime);
- Obligation to contribute funds for the revitalization of the water resources of the drainage basins in the area of influence of the reservoirs at the hydroelectric power plants of Furnas Centrais Elétricas S.A. (Furnas) (R$ 230 million in 10 years), whose concession contracts are affected by the aforementioned MP, and for structural reduction of energy generation costs in "*Amazonia Legal*" (R$ 295 million in 10 years), directly by Eletrobras or indirectly through its subsidiary Centrais Elétricas do Norte do Brasil S.A. (Eletronorte), in addition to

the revitalization of the water resources of the São Francisco River basin (R$ 3.5 billion in 10 years, which was already foreseen in the PL);

- New revenue sharing between the Federal Government (through the payment of grant bonus) and the CDE – Energy Development Account (through the payment of annual quotas in 30 years); and
- The forecast for the creation of a special class preferred share, owned exclusively by Brazil's Federal Government, pursuant to the provisions of §7 of art. 17 of Law 6404 of December 15, 1976, which will give the power of veto in corporate resolutions provided for in the aforementioned Provisional Measure ("Golden Shares").

Other assumptions that were considered are those used by the Ministry of Mines and Energy in its preliminary calculations of possible grant amounts at the time the document was generated, i.e., the assumptions will be subsequently reviewed and may be revised. These assumptions are detailed below:

- Losses + GSF: 10%;
- Price/MW: R$ 155 between 2022 and 2029, and R$ 167 from 2030 to 2051;
- Period of change to free market: 5 years;
- WACC: 7.2%;
- Considering the review of the physical guarantee of the current concessions; and
- CCC Credit according to the Financial Information on 09/30/2020 Eletrobras.

It is worth noting that the rationale adopted in the PL remains the same, in the sense that all financial obligations provided for in the aforementioned PM will be deducted from the Added Value arising from the change of regime and the conceding of new concession grants.

VIII.1.1.2. Results

As a result of the Material Fact, Eletrobras arrived at preliminary amounts of the Added Value shown in Table 40.

Table 40: Preliminary Amounts Material Fact

Preliminary Amounts (R$ Billions)	
Revitalizations and Amazônia Legal	8.75
CCC Credit	2.50
50% Federal Revenue (grant)	25.50
50% CDE Revenue (grant)	25.50
Total	61.25

Source: Material Fact published on 02/23/2021.

To validate the Financial Model and contribute toward the analysis of the figures disclosed, the Added Value was calculated using the same assumptions as the Material Fact. The values obtained, along with a convergence analysis, are shown in Table 41Table 41.

Table 41: Convergence Analysis for Material Fact.

Upside Model vs. Material Fact	
Added Value before Indemnity	66,491,114,048
Indemnity – Tucuruí	5,103,744,550
Total Added Value	**61,387,369,498**
CCC Credits	2,906,498,547
CDE grant	**29,240,435,475**
Rebates Law 14182/2021	5,845,317,867
Federal Government Grant	**23,395,117,609**
Material Fact Calculated	**61,250,000,000**
Difference	**-0.22%**

Source: Own Elaboration.

Aware of the difference between the result obtained from the financial model and the result presented in the Material Fact itself, they point out that the model used in this Study is consistent in the calculation of Total Added Value and that – based on the assumptions considered – the published result is also coherent.

VIII.1.2. CNPE scenario 15/2021

Brazil's National Energy Policy Council (CNPE), chaired by the Minister of Mines and Energy (MME), is responsible for calculating the Total Added Value and the consequent grant bonus. That having been said, the CNPE determined – in accordance with CNPE Resolution 15/2021, that the grant bonus to be paid to the Federal Government will be R$ 23.2 billion. At the same time, it established that R$ 29.8 billion of the Total Added Value would be allocated to the Energy Development Account (CDE), as determined by Law 14182/2021.

The parameters and assumptions considered in calculating the Total Added Value were presented by the MME on 08/27/2021.

VIII.1.2.1. Assumptions

The methodology used to calculate the Added Value was the Discounted Cash Flow.

To calculate the bonus amount for the granting of new concession contracts, the following indemnities for investments were considered: (i) not yet amortized, referring to the Basic Projects of HPPs; (ii) pegged to reversible assets of hydroelectric projects not yet amortized or not depreciated, whose concessions were extended or not, pursuant to art. 1 of Law 12783 of January 11, 2013, whose criteria and procedures for calculating these investments were defined in ANEEL Resolution 596 of December 19, 2013, pursuant to art. 2 of Decree 7850 of November 30, 2012.

The calculation made by the CNPE considered the revision of the Physical Guarantee of New Energy according to Ordinance MME 544 of August 31, 2021, already considered in the Base Case as indicated in Table 22: General data on the cash-generating units in section VI.3 – General Assumptions of the Concessions. Table 42 summarizes the parameters of fees, charges, and compensation considered in the model.

Table 42: Fees, Charges, Compensation, Other.

Parameter	Amount
Weighted Average Cost of Capital – WACC	7.31%
Social Integration Program (PIS)/ Contribution for the Financing of Social Security (COFINS)	9.25%
Income tax / Social contribution on net income (CSLL)	34.00%
Electric Energy Services Inspection Fee (TFSEE)	0.40% on power
Research and Development (R&D)	1.00% on net operating revenue (NOR)
Financial offset for the use of water resources (CFURH)	7% of the energy produced
Use of Public Asset (UBP)	0.00%

Source: CNPE Resolution 15/2021.

Additionally, electrical losses of 3.5% and an estimate of the new indemnity replacement value for non-depreciated and non-amortized assets of the basic project of the Tucuruí Hydroelectric Power Plant at R$ 5,103,744,550.00 were considered. Table 43 summarizes Energy prices on the Free Market and Hedge Market (Hydrological Risk).

Table 43: Energy Price on the Free Market and Hedge Market (Hydrological Risk)

Period	Energy prices	Hedge (1-GSF)
2022–2025	233 R$/MWh	19.50%
2026	207 R$/MWh	14.70%
2027	181 R$/MWh	10.00%
>2028	155 R$/MWh	5.20%

Source: CNPE Resolution 15/2021.

The extensions of the grants, due to the renegotiation of the hydrological risk, were considered in accordance with ANEEL Resolution 2919/2021, except for the Itumbiara Hydroelectric Power Plant, the extension of which was approved by ANEEL Dispatch 608/2016. The approval of the extension of the grants for the Tucuruí, Itumbiara (2nd period) and Mascarenhas de Moraes Hydroelectric Power Plants was not yet available.

The assumptions for termination of contracts for energy from Eletrobras plants are:

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

- Termination of contracts for electricity from the quotaholder plants will be 20% per year, starting on January 1, 2023, following the schedule in Exhibit II of CNPE Resolution 15 of August 31, 2021.
- Energy from the Tucuruí, Curuá-Una and Mascarenhas de Moraes Hydroelectric Power Plants may be traded starting from the signing of new concession contracts, since these plants are not currently classified as quotaholders.
- However, for the Sobradinho and Itumbiara Hydroelectric Power Plants, the free (unrestricted) use of energy must comply with the rules established in Law 11943 of May 28, 2009 and Law 13182 of November 3, 2015.

Finally, the CNPE considered characteristics of the programs/projects in its Study, namely:

- Revitalization of the São Francisco River and Parnaíba River Basins. Annual contributions of R$ 350,000,000.00, adjusted for inflation according to the General Consumer Price Index (IPCA), or by another index that supersedes it, starting from the month of signing of the new concession contracts, for 10 years. Start of obligation: 2023.
- Reduction of generation costs in "Amazônia Legal" and navigability of the Madeira and Tocantins Rivers. Annual contributions of R$ 295,000,000.00, adjusted for inflation according to the IPCA, or by another index that supersedes it, starting from the month of signing of the new concession contracts, for 10 years. Start of obligation: 2023.
- Revitalization around the area of influence of the Furnas HPP reservoirs. Annual contributions of R$ 230,000,000.00, adjusted for inflation according to IPCA, or by another index that supersedes it, starting from the month of signing of the new concession contracts, for 10 years. Start of obligation: 2023.
- Supply of electricity in a mean annual amount of 85 MW, as from January 01, 2023, for a period of 20 years at the price of R$ 80.00/MWh, on the base date of January 01, 2022, to be annually adjusted for inflation according to the IPCA, or by another index that supersedes it, through a specific contract directly with the Federal Operator of the installations of the Project for the Integration of the

São Francisco River with Drainage Basins of the Northern portions of the Northeast Regions (PISF).

VIII.1.2.2. Results

As stated in section III.1 – Justification of the Works, according to CNPE Resolution 15/2021, the bonus for the granting of new electricity generation concession contracts to be paid to the Federal Government will be R$ 23.2 billion, and payment to the CDE will total R$ 29.8 billion, as determined by Law 14182/2021. Table 44 summarizes the granting value and Added Value published by the CNPE.

Table 44: Added and grant amount.

Results (R$)	
Total Added Value	62,149,426,264.33
Federal Government Granting	23,805,611,331.58
CDE grant	29,621,463,858.48

Source: CNPE Resolution 15/2021.

Similar to the Material Fact of section VIII.1.1, the CNPE's 15/2021 assumptions were considered in the economic-financial model, to arrive at an analytical comparative basis of the results of CNPE Resolution 15/2021. The values obtained by the convergence model and analysis are shown in Table 45.

Table 45: Convergence Analysis for CNPE 15/2021.

Upside vs. CNPE model	
Added Value before Indemnity	67,253,170,814
Indemnity - Tucuruí	5,103,744,550
Total Added Value	**62,149,426,264**
CCC Credits	2,906,498,547
CDE grant	**29,621,463,858**
Rebates Law 14182/2021	5,815,852,527
Federal Government Grant	**23,805,611,332**
Calculated CNPE	**62,479,656,370**
Difference	**0.53%**

Source: Own Elaboration.

Just as the convergence analysis of the Material Fact, since the results obtained with the CNPE assumptions are similar, the accuracy of the Financial Model is considered to be supported.

VIII.1.3. CNPE Scenario 30/2021

On December 22, 2021, it was published CNPE Resolution 30/2021, that altered the CNPE Resolution 15/2021 and establish the Total Added Value by the new concession contracts according to the Law 14182/2021

After the analysis and considerations made by the TCU, the calculation of the Total Added Value, the financial model and specific assumptions were reviewed and adjusted by CNPE. This Resolution established the Total Added Value of R$ 67,052,502,399.86 to be granted given Eletrobras privatization. From this total value, R$ 25,379,079,917.76 is going to be paid to the Federal Government and R$ R$ 32,073,001,926.43 is going to be paid to CDE – Energetic Development Account.

VIII.1.3.1. Assumptions

The main assumptions changes in relation to the CNPE Resolution 15 are based on the update of price curves, Grant extensions and indemnities. The remaining assumptions were not altered.

46 details the new prices adopted by CNPE.

Table 46: Energy Prices

Period	Energy Prices
2022 a 2025	233 R$/MWh
2026	212.71 R$/MWh
2027	192.43 R$/MWh
2028 onwards	172.14 R$/MWh

Source: CNPE Resolution 30/2021.

Table 47 details the new indemnities values deduced from the Added Value.

Table 47: Indemnity reposition value estimation of the non-depreciated and non-amortized fixed assets from the basic project.

Indemnities (R$)	
Mascarenhas de Moraes HPP	-
Tucuruí HPP	5,043,166,900.98
Curuá-uma HPP	19,550,421.43

Source: CNPE Resolution 30/2021.

Finally, the Grant extensions as a result of the Hydrological Risk Repatriation were updated in 518 days for Tucuruí HPP, and in 395 days for Itumbiara HPP, on the first period and 2555 days on the second period, in accordance with ANEEL Resolution n. 2919 and n. 2932.

VIII.1.3.2. Results

As presented results, CNPE found the preliminary Total Added Value results showed up onTable 48.

Table 48: Total Added Value and Grant Value

Results (R$)	
Total Added Value	67,052,502,399.86
Grant to the Union	25,379,079,917.76
Grant to CDE	32,073,001,926.43

Source: CNPE Revolution 30/2021.

Similarly, to convergence analysis performed previously, the assumptions from the CNPE 30/2021 were also inputted in financial-economic model to get an analytical comparative base of the results. The values obtained from the Financial Model and the convergence analysis are shown on Table 49.

Table 49: Convergence Analysis for CNPE 30/2021.

Upside Model vs CNPE 30/2021

Added Value before Indemnities	73,504,469,722
Tucuruí Indemnity	5,043,166,901
Curuá-Una Indemnity	19,550,421
Total Added Value	**68,441,752,400**
CCC Credit	2,906,498,547
Grant to CDE	**32,767,626,926**
Abatement – Lei 14.182/2021	5,815,852,527
Grant to the Union	**26,951,774,399**
CNPE 30 Calculation	**67,052,502,400**
Difference	**-2.03%**

Source: Own Elaboration.

Even though the convergency was not as precise as the earlier ones, but given that the model used in this Study treats commercialization and prices scenarios in a different way compared to the model adopted by CNPE Resolution 30/2021, when applying the published assumptions, the convergence analysis was close enough to ensure the precision of the Financial Model.

VIII.2. Base case

As defined in the chapters V – Methodology and VI – Definition of Assumptions, the methodology and assumptions considered in this Study were applied to calculate the Added Value of the Base Case for each of the 200 envelopes, plus the hydrological base scenario and for each trading strategy.Figure 30 shows the hydrological median scenario for the Base Case.

The 201 GSF and PLD curves sensitize the hydrological risks, and each one generates a Total Added Value; the results obtained were then ordered for the purpose of obtaining the p-values shown in Table 50. One can see that the ordering is from the highest to the lowest Total Added Value, i.e., the most conservative curve in terms of hydrological risks does not necessarily bring a conservative result in financial terms; Figure 31 depicts the NPV for each hydrological p-value, pre-ordering the values.

Table 50: Assumptions and Results – Baseline Scenario

		Assumptions						
		BASE CASE						
Hedge		**20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
BASE CASE	p10	69.152	69.364	68.415	68.658	68.847	69.728	73.774
	p25	68.679	68.860	67.973	68.090	68.400	69.305	73.502
	p50	67.903	67.779	67.241	67.043	67.349	69.054	72.966
	p75	66.575	63.303	65.503	65.812	65.914	64.170	71.045
	p90	**64.357**	**59.155**	**62.959**	**64.756**	**63.520**	**60.363**	**68.837**

Source: Own Elaboration.

Figure 29 graphically shows the results' dispersion for this case, where is displayed each p-value of the NPV for each commercialization strategy. The thickest line represents the NPV's P90 and the intermediate darkest blue line represents the

NPV's P50. The blue area portraits the limits between P10 and P90 values of the NPV for the Base Case.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE

Figure 29: Results of the base scenario (values in R$ millions).

Source: Own Elaboration.

In opening for each plant and subsidiary, Table 51 shows the NPV values for the trading assumptions of the Base Case and for p90 in financial terms.

Table 51: Opening of NPV per UGC and per subsidiary (amounts in Brazilian Reais – BRL).

Base Case (p90)			Indemnities	Total Added Value
1	Boa Esperança	848,679,885	-	848,679,885
2	Complexo Paulo Afonso	8,062,833,604	-	8,062,833,604
3	Luiz Gonzaga	4,499,395,424	-	4,499,395,424
4	Xingó	12,562,635,172	-	12,562,635,172
5	Sobradinho	-5,782,928	-	-5,782,928
6	Funil - BA	-75,394,129	-	-75,394,129
7	Pedra	-44,031,793	-	-44,031,793
8	Coaracy Nunes	432,481,803	-	432,481,803

9	Tucuruí	24,482,554,906	5,043,166,901	19,439,388,005
10	Curuá-Una	-5,792,070	19,550,421	-25,342,491
11	Corumbá I	1,590,831,306	-	1,590,831,306
12	Estreito	3,514,948,217	-	3,514,948,217
13	Funil - RJ	682,247,186	-	682,247,186
14	Furnas	4,820,007,656	-	4,820,007,656
15	Marimbondo	4,819,113,930	-	4,819,113,930
16	Porto Colômbia	1,677,528,710	-	1,677,528,710
17	Itumbiara	-556,268,387	-	-556,268,387
18	Masc de Moraes	2,113,778,310	-	2,113,778,310
	Total	69,419,766,803	5,062,717,322	64,357,049,480

Chesf	25,848,335,237	-	25,848,335,237
Eletronorte	24,909,244,639	5,062,717,322	19,846,527,317
Furnas	18,662,186,927	-	18,662,186,927
Total	69,419,766,803	5,062,717,322	64,357,049,480

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
PLD - Base Case
GSF - Base Case

Figure 30: GSF, PLD and forward curve of the hydrological median.

Source: Own Elaboration.


NPV (R$ billions)
70
68
66
64
62
60
66.82
67.99
69.15
66.57
64.36
10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90
Hydrological P-value

Figure 31: NPV obtained for each hydrological P-value

Source: Own Elaboration.

Taking a more conservative stance, the result adopted for the purpose of analysis and comparisons is the value obtained by p90 through the trading strategies of the base case; for this scenario, the Added Value considered is R$ 64.357 billion. It is noteworthy that the values shown in Table 50 are pre-rebates and indemnities.

VIII.3. Excursus: Analysis of the variable inflexibility of thermals against risk of reservoir release

When hydroelectric plant reservoirs are full, it is common for them to release water, i.e., to discharge water from the reservoirs without generating energy. Having stated the foregoing, this section proposes a brief pause in the presentation of the results to test a change in the inflexibility of thermal plants so that the reservoir release risk of hydroelectric plants is no more than 10%.

Since, in practice, it is not possible to change the inflexibility of thermal plants, this scenario is only theoretical and does not represent a suggestion or value judgment. However, as in the next few years there is a forecast of massive increase in thermal and renewable power plants, probably above the load growth, it is possible that the

hydroelectric plants will be displaced in such a way that their reservoirs are full, necessitating reservoir release. In other words, this scenario proves to be necessary since it is not beneficial – from the viewpoint of hydroelectric power plants – for them to have limited production to the point where it is necessary to release water from reservoirs, in addition to being an ideal scenario that society supports without impacting the consumer price so much.

Table 52 shows has the maximum inflexibility that can be absorbed by the system without the risk of reservoir release exceeding the 10% threshold.

Table 52: Maximum inflexibility so that the risk of reservoir release does not exceed the 10% threshold.

	Max. Inflex. (%)
2022 LN	-
2023	-
2024	-
2025	-
2026	15.44
2027 EN	12.93
2028 LN	11.54
2029	10.19
2030	10.08
2031	13.45
2032	15.82
2033 EN	21.68
2034 LN	24.11
2035	26.75
2036	31.83
2037	46.73
2038 EN	52.03
2039 LN	62.58
2040	70.00
2041	70.00
2042	70.00
2043	70.00
2044 EN	70.00
2045 LN	70.00
2046	70.00
2047	70.00
2048	70.00

2049	70.00
2050 EN	70.00
2051 LN	70.00
2052	70.00
2053	70.00
2054	70.00
2055	70.00
2056 EN	70.00
2057 LN	70.00
2058	70.00
2059	70.00
2060	70.00

Source: Own Elaboration.

Figure 32 compares the GSF expectation (average value) for the Base Case and for the thermal inflexibility scenario of the Law described in Table 52 (corresponding to a maximum reservoir release likelihood equal to 10%). One can see that after the recovery of the reservoirs (2022/2024), the new scenario of inflexibility leads to GSF levels nearly always greater than 1 – the "waiving" of generation by thermoelectric plants allows a more intensive use of hydroelectric plants, which may return to contribute to the energy supply. In other words, the requirement of inflexibility at 70% makes the system sub-optimal, replacing the hydroelectric generation available at low cost with more expensive thermoelectric plants.


140%
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100%
80%
60%
2022
2024
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2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
Base Case
Variable Inflexibility Scenario

Figure 32: Comparison of GSF with the Base Case in the hydrological median curve.

Source: Own Elaboration.

Finally, Figure 33 compares the PLD of the base case and the scenario associated with reduced inflexibilities described previously. It worth noting that the PLD for the scenario of less intensive use of thermoelectric power is higher. This does not mean that the costs are higher; on the contrary, as the use of fossil fuels is reduced, their costs will be lower. What occurs is that now the cost of thermal generation is reflected in the PLD – as opposed to the mandatory inflexibility scenario, where costs are divided among consumers. In other words, the base scenario (70% mandatory inflexibility) leads to a higher cost, but disregarded by the calculation of the economic sign, the reduced inflexibility scenario leads to a lower cost, but more appropriately incorporated into the calculation of marginal costs.


400
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100
0
PLD R$/MWh
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
Base Case
Variable Inflexibility Scenario

Figure 33: Comparison of PLD with the Base Case in the hydrological median curve.

Source: Own Elaboration.

The 70% inflexibility is set forth in Law 14182, which increases the negotiating power of entrepreneurs in thermoelectric plants. However, associating inflexibility – in real terms – with a given level of reservoir release, even though it is an extremely complex task in terms of system operation, represents a test of how the reallocation of energy in water sources interferes in the Total Added Value of capitalization of Eletrobras. This test, however, alters the thermoelectric feasibility equation, which may increase costs for consumers. Table 53 includes the results obtained in this scenario/exercise, and Figure 34 shows the hydrological median scenario.

Table 53: Results of the thermal power plant inflexibility scenario in such a way that the risk of reservoir release is up to 10%.

		Assumptions						
		BASE CASE						
Hedge		20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%

	1 year	20%	20%	20%	20%	20%	20%	40%
Discount rate		6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

		VPL			Results (in billion of reais)			
Inflex. Thermals 10% risk of reservoir release	p10	86.520	83.063	85.671	86.891	88.836	94.265	97.235
	p25	86.088	82.206	85.108	86.685	88.319	91.942	95.038
	p50	85.067	80.837	83.843	86.124	88.023	90.115	93.685
	p75	81.647	79.389	80.996	81.087	81.117	81.020	86.144
	p90	**78.174**	**76.930**	**77.778**	**77.043**	**76.264**	**74.576**	**81.178**

Source: Own Elaboration.


Price
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GSF
2022 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 34: GSF, PLD and forward curve compared to the Base Case in the hydrological median curve.

Source: Own Elaboration.

Compared to the results of the Base Case, section VIII.2 - Base case, the resulting Total Added Value is considerably higher. The result is coherent since, due to the fact that inflexibility is reduced, hydroelectric plants are dispatched less frequently, thus increasing the GSF. However, since the Total Added Value is

significantly higher, one can see that, to reach a 10% risk of reservoir release, it was necessary to aggressively reduce the inflexibility of the thermal plants, as shown in Table 52. In other words, it is understood that – given the current scenario of the Brazilian energy sector – part of the hydroelectric plants will inevitably be displaced to the point where the releasing water from their reservoirs becomes necessary, which can be understood as a suboptimal point of the electrical system.

Figure 35 graphically displays the dispersion of the NPV's p-values for this sensitivity case, as shown in green, in relation to the Base Case. It is also exhibited in blue the dispersion of the NPV's p-value for the base case. For each scenario, the inferior limit of each area below represents the NPV's P90, and the superior limit represents the NPV's P10.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 35: Results of the Variable Inflexibility (values in R$ millions).

Source: Own Elaboration.

VIII.4. Sensitivity analysis

According to section VII.4 – Sensitivity factors for the base case, the risks that could be considered in the model, were sensitized in this Study in the form of scenarios. In this section, the results of such sensitization will be presented.

Each scenario generated allows us to analyze and understand the impact on Total Added Value starting from the change of the PLD, GSF, and forward price curves. Therefore, 201 price curves and NPVs were generated for each scenario, and their results were ordered in the same way for the Base Case for the purpose of comparison.

For each scenario, the hydrological median is shown, which should serve as a parameter for analyzing the impact of that sensitivity, according to the notes in section V.2 – Weighted Average Cost of Capital (WACC).

VIII.4.1. No review of Physical Guarantees

This sensitivity assumes that there will be no revision of the PGs of the other MRE plants in 2023 and 2028. In this scenario, the impact is not high, but is it not negligible either, and the likelihood that a review of the PGs will not take place is low, given that the government has control over the decisions. However, it is estimated that there will be great pressure for the review of the PGs not to be carried out – or for any changes to be merely marginal, since the simple recalculation of the PGs of the Eletrobras HPPs, although not surprising, triggered noise at companies and associations. Additionally, it is possible for 2022 and 2023 to be years of political uncertainty, which can affect strategic decisions, such as the one that changes the value of the entire hydroelectric complex. Table 54 summarizes the results obtained and Figure 36 shows the hydrological median scenario of this sensitization.

Table 54: Scenario Results With No Review of Physical Guarantee.

	Assumptions						
	BASE CASE						
Hedge	20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

								10% after
Portfolio	5 years	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

		VPL	Results (in billion of reais)					
No Review of Physical Guarantee	p10	60.554	62.815	60.061	59.783	60.041	60.383	64.839
	p25	60.443	61.308	60.007	59.508	59.551	60.219	64.412
	p50	60.217	58.691	59.472	58.991	58.684	59.735	63.725
	p75	56.901	53.459	55.817	56.907	57.541	56.930	62.937
	p90	**53.885**	**48.525**	**52.475**	**54.361**	**56.176**	**54.093**	**62.389**

Source: Own Elaboration.


Price
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GSF
2022 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 36: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration.

As shown in section VII.3.2.1 – Reduction of the physical guarantees of the MRE (ID: R1), given the reduction of PGs submitted to the Eletrobras plants, the non-review of PGs of the other plants of the MRE could impact the reduction of the Added Value, since their plants would suffer proportionally higher financial costs than the other agents. This expectation was verified in the results obtained since they are inferior to the results of the Baseline Scenario, as graphically demonstrated on Figure 37.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 37: Results without physical guarantee revision (values in R$ millions).

Source: Own Elaboration.

VIII.4.2. Entry of renewables and thermals pursuant to Law 14182/2021

Here, the scenario in which thermal and renewable plants come into operation pursuant to Law 14182 of July 2021 was sensitized.

It is considerably unlikely that the 8,000 MW of thermoelectric plants provided for in Law 14182/2021 will be built according to the outlined schedule, in which the first

plants would enter into operation in 2026. The stages of planning, designing and building the infrastructure for transporting natural gas and electricity are not trivial, and there is still no news on how this will happen, at least in the electricity sector. If 2022 and part of 2023 are taken for planning, projects and auctions, there would be less than three years for the start of operations of the first plants. Furthermore, the outlook for the price of natural gas is uncertain, which increases the chances of a shift in the schedule. As the price of electricity has already been set by law, the increase in input costs – which represents more than 50% of the product's value – may (for example) make the financing equation difficult, especially in the Project Finance modality. Table 55 details the proposed schedule for the entry of thermal and renewable plants for the Base Case, where the addition of thermal plants was shifted two years with regard to the schedule under Law 14182.

Table 55: Proposal for renewables and thermal additions (Base Case).

	ADDITIONAL RENEWABLE CAPACITY + INFLEXIBLE THERMALS				
Year	**WIND**	**UFV**	**THERMALS N**	**THERMALS NE**	**THERMALS SE**
2023	1500	700			
2024	1300	700			
2025	1200	600			
2026	800	600			
2027	800	600			
2028	700	600	1000		
2029				1250	750
2030				1250	1750
2031					1000
2032					1000
TOTAL	**6300**	**3800**	**1000**	**2500**	**4500**

Source: Own Elaboration.

Likewise, it is even more difficult for all renewable energy projects, which participate in an unprecedented race, to be successful in terms of starting commercial operations as from 2023. There are more than 100,000 MW of projects submitted to ANEEL. According to the EPE president, when speaking at ENASE/2021, only in 2022 would the Studies with alternatives for energy flow be presented; so, because of that

alone, it is very likely that only the complexes for which connection to the network is viable will be authorized. As for the others, the future holds a certain regulatory void in store. According to the aforementioned Law, those who do not obtain the concession grant or do not enter into operation after 2023 lose the right to subsidies associated with the discount for the use of the network; however, it is more likely that, politically speaking, a longer period will be given for the implementation of the projects – with subsidies.

Table 56 summarizes the results obtained and Figure 38 shows the hydrological median scenario of this sensitization.

Table 56: Results Scenario for Entry of Thermal and Renewables under Law 14182.

		Assumptions						
Hedge		**BASE CASE 20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

		VPL	Results (in billion of reais)					
Entry of Renewables and Thermals under the Law	p10	51.279	54.921	51.070	49.106	47.102	45.588	52,837
	p25	49.860	51.877	49.426	48.160	46.848	45.227	52.141
	p50	47.614	47.371	46.936	46.676	46.367	44.547	51.026
	p75	44.396	42.677	43.429	43.763	44.056	43.771	48.892
	p90	**40.851**	**37.406**	**39.573**	**40.611**	**41.612**	**43.010**	**46.785**

Source: Own Elaboration.


Price
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Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 38: GSF, PLD and forward curves compared to the hydrological median. Source: Own Elaboration.

According to section VII.3.2.2 – Effects of thermoelectric plants by inflexibility (ID: R2), the entry of thermoelectric power plants, as provided for in Law 14182, will displace the hydroelectric power plants, reducing the GSF. One can see the high impact of the entry of thermal and renewable energy by the difference in the results compared to the values of the Base Case in Figure 39, which considers a two-year delay; the inequality indicates that the hydroelectric plants will be intensely impacted by the entry of thermal and renewable energy, so that its production will be restricted until the load grows to the point where the hydroelectric plants are activated again, increasing the GSF.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 39: Results of Renewables and Thermals Pursuant to Law 14182/2021 (values in R$ millions).

Source: Own Elaboration.

VIII.4.3. Partial entry (50%) of the thermal plants provided for in Law 14182/2021

To address the same risks associated with scenario VIII.4.2 – Entry of renewables and thermals pursuant to Law 14182/2021, but instead of a delay in the schedule, the entry of half of the thermal plants provided for in Law 14182 of July 2021 is considered.Table 57 shows the schedule and installed quantity, in which, for this scenario, half of the thermal capacity will be considered. As stated before, the price of natural gas tends to be uncertain, or very volatile, which increases risks and costs and may discourage potential stakeholders. This hinders the implementation of the entire installed capacity provided for in the Law.

Table 57: Proposal for renewables and thermal additions (Base Case)

ADDITIONAL RENEWABLE CAPACITY + INFLEXIBLE THERMALS

Year	WIND	UFV	THERMALS N	THERMALS NE	THERMALS SE
2023	1500	700			
2024	1300	700			
2025	1200	600			
2026	800	600			
2027	800	600			
2028	700	600	1000		
2029				1250	750
2030				1250	1750
2031					1000
2032					1000
TOTAL	**6300**	**3800**	**1000**	**2500**	**4500**

Source: Own Elaboration.

Table 58 summarizes the results obtained and Figure 40 shows the hydrological median scenario of this sensitization.

Table 58: Results scenario with partial entry (50%) of the thermal plants provided for in Law 14182.

		Assumptions						
Hedge		**BASE CASE 20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
Partial entry (50%) of the thermals	p10	77.946	76.040	77.119	77.575	77.985	80.924	84.098
	p25	77.214	74.988	76.258	77.016	77.809	79.579	83.373
	p50	75.580	73.764	74.413	75.695	77.286	78.607	83.154
	p75	72.358	72.271	71.925	70.824	69.602	66.955	74.885
	p90	**71.134**	**68.907**	**70.676**	**69.595**	**68.472**	**66.095**	**73.735**

Source: Own Elaboration.


Price
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Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 40: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration.

In contrast to scenario VIII.4.2VIII.4.2 – Entry of renewables and thermals pursuant to Law 14182/2021, when considering the entry of half of the thermals, the Total Added Value increases compared to the Base Case, as demonstrated on Figure 41. With an effect not unlike the delay in the Law's schedule, the partial entry also favorably meets the risk of water resource scarcity in the short and medium term, with a contribution slightly above the Base Case scenario. However, the probability of shifting the entire schedule is greater than the probability of partial deployment of the plants.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 41: Results from the Parcial Entry of the Thermical Power Plants as provided by the Law 14182/2021 (values in R$ millions).

Source: Own Elaboration.

VIII.4.4. Entry of Angra 3 and auctioned plants in the Simplified Competitive Procedure 001/2021

To quantify the impact of the Angra 3 nuclear power plant and the recent Simplified Competitive Procedure on the Total Added Value, this scenario was also sensitized, as shown in Table 59 Table 59.

There have already been several decisions made by different levels of government, such as the CNPE and the MME, which report on the continuity of the construction of Angra 3, the entry into operation of which will reportedly be in 2026 or 2027. It is a very likely scenario, even if there is a change of government in 2023. As for Simplified Competitive Procedure 001/2021, roughly 750 MW-average were

contracted, which will start operating in May 2022, which is a very small amount compared to the total amount under discussion.

Figure 42 depicts the hydrological median scenario of this sensitization.

Table 59: Results of the scenario with the entry of Angra 3 and PCS 001/2021

		Assumptions						
Hedge		BASE CASE 20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%
Discount rate		6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
Angra 3 + PCS 001/2021	p10	68.882	69.896	68.326	68.298	68.218	68.253	72.825
	p25	68.358	69.100	67.835	67.683	67.686	68.004	72.452
	p50	67.510	68.242	67.066	66.584	66.579	67.817	71.750
	p75	66.130	63.678	65.276	65.419	65.234	63.049	70.231
	p90	**63.940**	**59.667**	**62.796**	**64.257**	**63.200**	**59.635**	**68.477**

Source: Own Elaboration


Price
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Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 42: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration

Similar to scenario VIII.4.2VIII.4.2 – Entry of renewables and thermals pursuant to Law 14182/2021 Entry of renewables and thermals pursuant to Law 14182, the entry of Angra 3 displaces the hydroelectric plants, reducing the GSF, which contributes to

the reduction of the Total Added Value. As exhibited on Figure 43, below, the results shows that the NPV's p-values are little dispersed between themselves.


95,000
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65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 43: Results from the entry of Angra 3 and auctioned plants in the Simplified Competitive Procedure 001/2021 (values in R$ millions).

Source: Own Elaboration.

VIII.4.5. Load growth at an annual rate of 3.1% as forecast by EPE

Unlike the Study exposed in section V.4.1.4 – Demand Prospect (Load), the 2030 PDE, published by EPE, estimates a load growth rate of 3.1% a year; such scenario sensitizes this change considering the load growth according to what was published, and its results are shown in Table 60. It is a very difficult perspective to be practiced, especially at the beginning of the cycle, i.e., between 2022 and 2025. It is not known for how long the political scenario, which is currently unstable, will affect decisions to expand the industry and electricity-intensive segments. Moreover, the

prospects for GDP growth – in worldwide terms – are not good either, which would be another obstacle to the growth of electricity consumption in Brazil as well.

Figure 44 depicts the hydrological median scenario of this sensitization.

Table 60: Results – 3.1% load growth scenario.

		Assumptions						
Hedge		BASE CASE 20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%
Discount rate		6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
EPE Load Growth (3.1% pa)	p10	68.917	68.593	68.146	68.522	68.838	69.296	73.888
	p25	68.225	67.971	67.491	67.743	68.080	68.965	73.249
	p50	67.124	67.253	66.490	66.326	66.595	68.495	72.158
	p75	65.694	62.384	64.629	64.950	65.121	63.430	70.433
	p90	**63.408**	**58.176**	**62.020**	**63.834**	**62.659**	**59.463**	**68.132**

Source: Own Elaboration


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 44: GSF, PLD and forward curves compared to the hydrological median.
Source: Own Elaboration.

As would be intuitive, an increase in demand should increase the Total Added Value. However, in the short and medium term, with an increase in the load above the volume that the plants are able to offer, plus the expectation of a reduction in PG in 2023 and 2028, it is necessary for the thermal plants to be activated by the hydroelectric plants to meet the demand, which justifies the reduction in results compared to the Base Case, portraited on Figure 45, by the sensitivity P90 line below the Base Case P90 line.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 45: Results of the load growth at an annual rate of 3.1% (values in R$ millions). Source: Own Elaboration.

VIII.4.6. Load growth at an annual rate of 3.6%

As seen in section VIII.4.5 – Load growth at an annual rate of 3.1% as forecast by EPE, a greater growth in demand resulted in a decrease in Total Added Value and, to understand the behavior of Total Added Value vis-à-vis load growth, it was also sensitized by a growth of 3.6%. As explained in section VIII.4.5, in practice, it is reasonable to conclude that this growth is unlikely to happen; however, the results obtained do not diverge much from the Base Case, i.e., even in an unlikely scenario in which demand grows more aggressively, the Total Added Value does not evolve in the same way. Thus, the load growth adopted for the Base Case, in addition to being the most plausible rate, is also a growth rate that optimizes the calculation of Added Value.

Table 61 shows the results obtained and Figure 46 depicts the hydrological median scenario of this sensitization.

Table 61: Results - 3.6% load growth scenario.

		Assumptions						
		BASE CASE						
Hedge		**20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
3.6% Load Growth	p10	69.822	68.985	69.038	69.477	69.851	70.436	74.929
	p25	69.058	68.417	68.292	68.638	69.072	70.093	74.267
	p50	67.799	67.997	67.126	67.127	67.554	69.595	73.227
	p75	66.498	63.121	65.497	65.697	65.773	64.192	71.070
	p90	**64.310**	**58.901**	**62.905**	**64.724**	**63.227**	**60.123**	**68.670**

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 46: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration.

Even with a high load growth, the change in Total Added Value varies little compared to the Base Case. It is understood that in the short and medium term, the impact on the dispatchability of hydroelectric plants is similar, while in the long term, this loss is better compensated. Therefore, it can be inferred that the growth adopted for the Base Case, in addition to being a more likely growth, is also an optimal rate for the capitalization scenario. The little variability in relation to the base case is shown on Figure 47.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p75 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 47: Results of the load growth at an annual rate of 3.6% (values in R$ millions).

Source: Own Elaboration.

VIII.4.7. Maximum premium of R$ 10.00 on the Northeast price curve

To mitigate the risks of the trading price and price differences between submarkets – in which the Northeast region has more attractive prices – three scenarios were sensitized: the sensitization of this section and the two following sections, VIII.4.8 and VIII.4.9. This considers a maximum premium of R$ 10.00 in the price curve of contracts in the Northeast Submarket, which is the region with the lowest prices. Due to its more attractive price, the Northeast (NE) region is motivated to sell in other submarkets, unlike the southeast region, which has higher prices, so the premium is limited to the prices of the region with the highest prices and is understood as a risk premium of energy trading in another submarket. Table 62 shows the results obtained and Figure 48 depicts the hydrological median scenario of this sensitization.

Table 62: Scenario results with maximum premium of R$ 10.00 on the NE price curve

		Assumptions						
Hedge		BASE CASE 20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%
Discount rate		6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
Maximum premium of R$ 10.00 on the NE price curve	p10	71.416	72.012	70.718	70.825	70.877	71.443	75.970
	p25	70.940	71.450	70.281	70.258	70.422	71.053	75.680
	p50	70.161	70.354	69.557	69.207	69.365	70.810	75.092
	p75	68.817	65.854	67.784	67.975	67.955	65.937	73.270
	p90	**66.568**	**61.670**	**65.207**	**66.871**	**65.607**	**62.168**	**71.150**

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 48: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration.

Since this sensitization adopts only a premium on the price curve of the Northeast region, its impact is only seen at CHESF plants; Table 63 shows the change of the Total Added Value for each subsidiary of this sensitization compared to the Base Case, in the p90 curve. This sensitization rewards CHESF plants for having more attractive prices for sales between submarkets. Figure 49 exhibits the largest Added Value for this case in relation to the Base Case.

Table 63: Changes in Total Added Value by Subsidiary

Maximum premium of R$ 10.00 on the NE price curve (p90)	
	Difference – Base Case
Chesf	2,210,765,242
Eletronorte	0
FURNAS	0
Total	**2,210,765,242**

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 49: Results of the maximum premium of R$ 10.00 on the price curve of NE submarket (values in R$ millions).

Source: Own Elaboration.

VIII.4.8. Maximum goodwill of R$ 20.00 on the Northeast price curve

In such a way as to complement the same risks scored in section VIII.4.7 – Maximum premium of R$ 10.00 on the Northeast price curve, the second scenario consists of a maximum premium of R$ 20.00, also limited to the region with the highest prices. Table 64 shows the results obtained and Figure 50 depicts the hydrological median scenario of this sensitization.

Table 64: Scenario results with a maximum premium of R$ 20.00 on the NE price curve

	Assumptions
BASE CASE	

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Calculation Amount of the Grant – Eletrobras

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Hedge		**20% until 2025 and 10% after**	**0%**	**10%**	**15%**	**20%**	**30%**	20% until 2025 and 10% after
Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	**Results (in billion of reais)**						
Maximum premium of R$ 20.00 on the NE price curve	p10	73.180	74.367	72.509	72.510	72.456	72.691	77.588
	p25	72.726	73.579	72.107	71.942	71.979	72.383	77.243
	p50	71.992	72.359	71.447	70.917	70.907	72.177	76.531
	p75	70.508	67.774	69.500	69.740	69.630	67.386	75.083
	p90	**68.176**	**63.499**	**66.841**	**68.408**	**67.463**	**63.776**	**73.165**

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 50: GSF, PLD and forward curves compared to the hydrological median.

Source: Own Elaboration.

As in the previous scenario, the impact of this sensitization is seen in plants in the region where prices were changed. The increase in Total Added Value at CHESF is seen in Table 65 which compares the results of this sensitization with the Base Case on the p90 curve. This sensitization rewards CHESF plants for having more attractive prices for sales between submarkets. Figure 51 shows the Added Value increase for this case in relation to the base case NPV's p-values.

Table 65: Change of Added Value by subsidiary.

Maximum premium of R$ 20.00 on the NE price curve (p90)	
	Difference – Base Case
Chesf	3,819,258,584
Eletronorte	0
FURNAS	0
Total	**3,819,258,584**

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 51: Results of the maximum premium of R$ 20.00 on the price curve of NE submarket (values in R$ millions).

Source: Own Elaboration.

VIII.4.9. Single CPPS for all submarkets

The third scenario that sensitizes of the risks discussed in section VIII.4.7 – Maximum premium of R$ 10.00 on the Northeast price curve, adopts the same CPPS, per Table 17: Weighted Production Cost per Submarket (CPPS), so that the forward price curve is the same for all submarkets. This sensitization considers a scenario where prices naturally converge to a common market value; the results are presented in Table 66 and Figure 52 shows the hydrological median scenario of this sensitization.

Table 66: Single CPPS for all submarkets.

		Assumptions						
Hedge		BASE CASE 20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after
Portfolio	5 years	50%	50%	50%	50%	50%	50%	30%
	3 years	30%	30%	30%	30%	30%	30%	30%
	1 year	20%	20%	20%	20%	20%	20%	40%
Discount rate		6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
Single CPPS for all submarkets	p10	69.301	69.605	68.596	68.822	68.994	69.823	73.794
	p25	68.792	69.069	68.125	68.232	68.519	69.390	73.473
	p50	68.021	67.994	67.411	67.188	67.455	69.166	72.927
	p75	66.668	63.454	65.627	65.969	66.056	64.278	71.118
	p90	**64.480**	**59.340**	**63.114**	**64.896**	**63.686**	**60.491**	**68.991**

Source: Own Elaboration.

Given that the common CPPS adopted is a weighting of the Base Case cost, the consolidated Total Added Value did not vary significantly, as exhibited on Figure 53, that compares the NPV's p-values, but the changes between subsidiaries are noteworthy, as shown in Table 63, which compares the results with the p90 curve of the Base Case. There was a balance between the subsidiaries in such a way that, because they have higher CPPS, the plants in the North and Southeast regions had

their prices reduced after the weighting, and those in the Northeast region, since they had the lowest CPPS, had their prices increased, thereby increasing the NPV of their respective plants.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059
Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 52: GSF, PLD and forward curves compared to the hydrological median.
Source: Own Elaboration.

Table 67: Changes in Added Value by Subsidiary

Single CPPS for all submarkets (p90)	
	Difference – Base Case
Chesf	3,351,317,547
Eletronorte	-865,308,670
FURNAS	-2,363,066,386
Total	**122,942,491**

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 53: Results of a single CPPS scenario (values in R$ millions).

Source: Own Elaboration.

VIII.4.10. Changes in CPPS at 10% and 14% higher and lower

To sensitize CPPS oscillations and different possibilities of projections for the weighted cost of production – which guide the calculation of the forward price curve both in the equation and in the lower limit of the price curve –, four scenarios were inserted with changes of 10% and 14% (higher and lower) of the CPPS curve as requested by Eletrobras; Table 68 shows the results obtained in each sensitization. Figure 54 through Figure 57, below, show the hydrological median scenario of each sensitization in the CPPS.

Table 68: Results of scenarios with changes in the CPPS

	Assumptions						
Hedge	BASE CASE 20% until 2025 and 10% after	0%	10%	15%	20%	30%	20% until 2025 and 10% after

Economic and Financial Study

Calculation Amount of the Grant – Eletrobras

A complete report with the new publication from CNPE to define the value added to the grants

Portfolio	**5 years**	**50%**	50%	50%	50%	50%	50%	**30%**
	3 years	**30%**	30%	30%	30%	30%	30%	**30%**
	1 year	**20%**	20%	20%	20%	20%	20%	**40%**
Discount rate		**6.90%**	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Technical Losses		**3.50%**	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

	VPL	Results (in billion of reais)						
Production Cost -14%	p10	57.315	54.541	56.403	57.346	58.235	61.485	64.202
	p25	56.750	54.451	55.788	56.815	57.944	60.455	63.474
	p50	55.703	54.285	54.796	55.686	57.274	59.842	63.320
	p75	54.602	50.553	53.608	54.621	54.573	54.326	59.345
	p90	**53.605**	**47.152**	**52.209**	**52.427**	**51.691**	**50.095**	**56.459**
Production Cost -10%	p10	60.622	58.638	59.760	60.508	61.201	63.781	66.571
	p25	60.064	58.569	59.171	59.965	60.848	62.883	66.245
	p50	59.107	58.110	58.291	58.825	60.035	62.417	65.991
	p75	57.931	54.091	57.056	57.721	57.779	57.108	62.632
	p90	**56.723**	**50.494**	**55.202**	**55.981**	**55.025**	**52.989**	**59.925**
Production Cost +10%	p10	78.049	80.476	77.437	77.155	76.818	76.059	81.854
	p25	77.667	79.391	77.123	76.590	76.273	76.027	81.402
	p50	77.037	77.852	76.610	75.631	75.123	75.801	80.445
	p75	75.053	72.909	74.106	74.481	73.944	71.397	79.714
	p90	**72.391**	**68.264**	**71.117**	**72.438**	**72.313**	**67.996**	**78.151**
Production Cost +14%	p10	81.680	85.009	81.118	80.621	80.070	78.849	85.185
	p25	81.349	83.674	80.866	80.071	79.503	78.782	84.704
	p50	80.824	81.962	80.529	79.171	78.356	78.512	83.768
	p75	78.534	76.852	77.638	77.945	77.155	74.337	82.902
	p90	**75.705**	**72.020**	**74.480**	**75.606**	**75.899**	**71.109**	**81.985**

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 54: GSF, PLD and forward curve of the sensitization -14% in CPPS compared to hydrological median.

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 55: GSF, PLD and forward curve of the sensitization -10% in CPPS compared to hydrological median.

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
Forward Curve - Base Case
PLD - Base Case
Forward Curve - Sensitivity
PLD - Sensitivity
GSF - Base Case
GSF - Sensitivity

Figure 56: GSF, PLD and forward curve of the sensitization +10% in CPPS compared to hydrological median.

Source: Own Elaboration.


Price
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
150%
125%
100%
75%
50%
GSF
2022 2023 2025 2027 2029 2031 2033 2035 2037 2039 2041 2043 2045 2047 2049 2051 2053 2055 2057 2059
Forward Curve - Base Case
Forward Curve - Sensitivity
GSF - Base Case
PLD - Base Case
PLD - Sensitivity
GSF - Sensitivity

Figure 57: GSF, PLD and forward curve of the sensitization +14% in CPPS compared to hydrological median.

Source: Own Elaboration.

Changes that reduce the CPPS reduce the price curve, which in turn decreases the Added Value. The opposite operation is also valid: an increase in the CPPS implies an increase in the Added Value. As one can see, changes in the cost of production significantly impact the result of Total Added Value, i.e., its volatility must be observed since any decrease in the cost of production reduces the economic value of the business; for example: such a scenario can be seen if there is a massive entry of power plants that run on renewable energy sources, whose cost is low, together with a delay longer than the one considered in the schedule of entry of thermal plants, per Law 14182. Table 69 compares the p90 values of the four scenarios of changes in the CPPS.

Table 69: Results of each CPPS sensitization compared to the Base Case

SCENARIOS	RESULTS (In BILLION OF REAIS) – P90						
Production Cost +14%	75.705	72.020	74.480	75.606	75.899	71.109	81.985
Production Cost +10%	72.391	68.264	71.117	72.438	72.313	67.996	78.151

BASE CASE	64.357	59.155	62.959	64.756	63.520	60.363	68.837
Production Cost -10%	56.723	50.494	55.202	55.981	55.025	52.989	59.925
Production Cost -14%	53.605	47.152	52.209	52.427	51.691	50.095	56.459

Source: Own Elaboration.

From Figure 58 to Figure 61 it is shown the NPV's p-values for each production cost variation scenario compared to the base case.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 58: Results of 14% increase in the CPPS case (values in R$ millions).

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 59: Results of 10% increase in the CPPS case (values in R$ millions).

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 60: Results of 10% decrease in the CPPS case (values in R$ millions).

Source: Own Elaboration.


95,000
85,000
75,000
65,000
55,000
45,000
35,000
BASE CASE
0%
10%
15%
20%
30%
30% |30% | 40%
p50 BASE CASE
p90 BASE CASE
p50 Sensitivity
p90 Sensitivity

Figure 61: Results of 14% decrease in the CPPS case (values in R$ millions).

Source: Own Elaboration.

VIII.5. Risk rating

In this section, as discussed in chapter VII, the risks and sensitivities considered will be rated according to their impact and probability and then distributed in a matrix according to the methodology defined in section VII.1 – Methodology, scope and main concepts.

Each risk summarized in this Study is identified by an identification number (ID), as categorized in Table 39 – Identification and Treatment of Risks., Table 39 on page 160.

Table 70 shows the rating of risks and sensitivities in the disciplines of NPV variation compared to the Base Case (ΔNPV), Threat/Opportunity (T/O), Probability (P), Impact (I) and Consolidation between Probability and Impact (PxI). Table 71 shows

how the sensitivities were arranged. The risks shown here must always be understood as being in comparison with the Base Case, and not in absolute terms.

Table 70: Risk Rating on Impact and Probability.

Type	ID	Path of Analysis	ΔVPL	I	P	T/O	PxI
Legal (L)	J1	Point for attention	-	Inaccurate	Remote	T	Inaccurate
	J2	Point for attention	-	Inaccurate	Remote	T	Inaccurate
	J3	Base Scenario, considering the extension of REH 2902 and 2906	-	Low	Low	T	Low
Water/Regulatory (R)	R1	Sensitization: No Physical Guarantee Review	-16.27%	High	High	T	High
	R2	Sensitization: Partial entry (50%) of the thermal plants provided for in Law 14182	10.53%	High	Low	O	Medium
		Sensitization: Entry of Angra 3 and auctioned plants in the Simplified Competitive Procedure 001/2021	-0.65%	Low	High	T	Medium
	R3	Sensitization: Entry of renewable energy and thermal energy in accordance with Law 14182	-36.52%	High	Medium	T	Medium-High
	R4	Point for attention	-	Medium	Low	T	Medium-Low
	R5	Base Scenario evaluates the most likely scenario	-	Medium	Medium	O	Medium
	R6	Point for attention	-	Inaccurate	Inaccurate	T /O	Inaccurate
	R7	Point for attention	-	Low	High	T	Medium
	R8	Point for attention	-	High	Médio	T	Medium-High
Economic	E1	Base Scenario is evaluated by p-value flow	-	Medium	Low	T	Medium-Low

	E2	Sensitization: EPE Demand Growth (3.1% py)	-1.47%	Low	Low	T	Low
		Sensitization: Load growth at an annual rate of 3.6%	-0.07%	Low	Low	T	Low
	E3	Point for attention	-	High	Medium	T	Medium-High
Trading (C)	C1	Base Scenario evaluates 201 hydrology scenarios	-	High	High	T	High
	C2	Sensitization: Maximum premium of R$ 10.00 on the Northeast price curve	3.44%	Low	Medium	O	Low-Medium
		Sensitization: Maximum premium of R$ 20.00 on the Northeast price curve	5.93%	Medium	Medium	O	Medium
		Sensitization: Single CPPS for all submarkets	0.19%	Low	Medium	O	Low-Medium
		Sensitization: CPPS change (+ 10%)	12.48%	High	Low	O	Medium
		Sensitization: CPPS change (-10%)	-11.86%	High	Low	T	Medium
		Sensitization: CPPS change (+ 14%)	17.63%	High	Low	O	Medium
		Sensitization: CPPS change (-14%)	-16.71%	High	Low	T	Medium

Source: Own Elaboration.

According to section VII.1 – Methodology, scope and main concepts of the Risk Analysis and Synthesis, the threats were for the sensitivities; the impact was measured from the difference of the Added Value compared to the Base Case. Thus, changes up to 5% were considered low impact, changes between 5% and 10% were considered medium impact, and for changes above 10%, the impact was estimated as

high. In the case of risks that were not treated as sensitization, the impact was rated according to the assessment of the experts involved in the Report, from the viewpoint of potential effects to Eletrobras.

Impacts that decrease Total Added Value or that bring losses to capitalization were rated as "Threat", while impacts that increase Total Added Value or that result in an advantage to capitalization were rated as "Opportunity".

The probability of each risk and sensitization was rated according to the expected occurrence, as explained in sections VII.3 – Identifying and describing risks and VIII.4 – Sensitivity analysis.

Risks for which it is not possible to measure their impact and/or probability, or whose probability is remote, were rated as "Imprecise/Remote". However, there are risks that are already rated as Threat or Opportunity despite the Impact or Probability being imprecise.

It is worth noting that a high impact on the NPV or probability does not necessarily represent a considerable threat or opportunity, as it is the combination of these that results in the risk rating. The sensitization scenarios also stress the model according to the assumptions of the respective scenario, but they are unlikely to be ascertained in practice in the same way in which they were sensitized, i.e., they should be understood as extreme impacts.

Table 71 organizes the risks identified into Opportunity and Threat, which will subsequently be presented in a risk matrix. The rating – divided into: high, medium-high, medium, medium-low and low – is made by calculating the Impact vs. Probability of each risk/sensitization. Risks rated as "imprecise" occupy this position because they do not present specific values of impact and/or probability.

Table 71: Risk rating x level

	Classification	ID	Risk/Sensitization	I	P
THREATS	High	R1	Sensitization: No Physical Guarantee Review	High	High
		C1	Short-term (PLD)	High	High
	Medium-High	R3	Sensitization: Entry of renewable energy and thermal energy in accordance with Law 14182	High	Medium

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		R8	Expansion of the transmission network	High	Medium
		E3	Counterparty credit risk	High	Medium
	Medium	R2	Sensitization: Entry of Angra 3 and plants auctioned in Simplified Competitive Procedure 001/2021	Low	High
		R7	TUST	Low	High
		C2	Sensitization: CPPS change (-10%)	High	Low
			Sensitization: CPPS change (-14%)	High	Low
	Medium-Low	R4	Dispatchability of the new energy matrix	Medium	Low
		E1	Intrinsic business risk	Medium	Low
	Low	J3	Extension of the terms of the current concession due to the Energy Relocation Mechanism (MRE)	Low	Low
		E2	Sensitization: EPE Demand Growth (3.1% py) Sensitization: Demand Growth (3.1% py)	Low	Low
	Inaccurate	J1	Risk of a Declaration of Unconstitutionality of Law 14182/2021 in ADI 6938	-	-
		J2	Risk of an Accounting and Legality Analysis by the Federal Court of Accounts	-	-

	Classification	ID	Risk/Sensitization	I	P
OPPORTUNITIES	High	-	-	-	-
	Medium-High	-	-	-	-
	Medium	R5	Displacement between PLD and contract prices	Medium	Medium
		C2	Sensitization: Maximum premium of R$ 20.00 on the Northeast price curve	Medium	Medium
			Sensitization: CPPS change (+ 10%)	High	Low
			Sensitization: CPPS change (+ 14%)	High	Low
		R2	Sensitization: Partial entry (50%) of the thermal plants provided for in Law 4182	High	Low
	Medium-Low	C2	Sensitization: Maximum premium of R$ 10.00 on the Northeast price curve	Low	Medium
			Sensitization: Single CPPS for all submarkets	Low	Medium

T/O	Inaccurate/ Remote	R6	Future transformation of the electricity sector	-	-

Source: Own Elaboration.

With the exception of risks J1, J2 and R6, which have inaccurate/remote impacts and probabilities, Figure 62 distributes the risks according to their respective rating. One can see that a good part of the risks is distributed in the Medium/High area of the diagram; therefore, it is inferred that the most relevant risks for capitalization are considered and analyzed in this Study. Following the size scale, each element of the chart in which a number is contained refers to how many risks occupy that position.


Probability
High
Medium
Low
2
2
3
2
2
2
2
3
3
High
Medium
Low
Low
Medium
High
Threat
Opportunity
Impact

Figure 62: Dispersion Matrix by Rating.

Source: Own Elaboration.

As can be seen, a good part of the risks is part of the operating structure of the electricity sector. And it is exactly these risks that are rated in the categories high/high; high/medium; medium/high; high/low or low/high, as shown in Table 60.

Of these, Company Management should pay close attention to those whose management can initiate on the short-term, such as the review of physical guarantees of other MRE plants, the expansion schedule of renewable energy plants, and the inflexibility of the Thermoelectric Plants provided for in Law 14182/2021, in addition to the expansion of transmission. These are cases that create or remove value from

companies, but under which Eletrobras – both now and in the future – has a reasonable bargaining power.

It should be noted that it is normal for the imposed (or exogenous) increase in the offer, and the transmission restrictions or the intensification of the locational signal, to affect the Company's value. But Eletrobras has everything that a major power generating/trading company needs to mitigate these risks, which is ownership of mature assets and in different submarkets.

Thus, it is recommendable that – at least with regard to the trading activity – the strategies be joint strategies (of the companies as one), to minimize the risks and costs of undesirable exposures in a very volatile price market that is vulnerable to interventions.

IX. Analysis of Advantages

This chapter aims to directly compare the results between the Base Case and its sensitivities with the added value published by CNPE Resolution 30/2021. From this comparison, every difference in value, if positive, is going to be denominated as advantageous for Eletrobras; similarly, every negative difference is going to be denominated disadvantageous. This comparison has the purpose of complying with the Auction Notice term "Analysis of Advantages" (Appendix 1 from this Final Report), strictly within the scope of this Study. It is not, however, extensively conceptualized in the Brazilian literature when analyzing, specifically, privatizations, as well as the transportation infrastructure sector.

As reference, it is taken the P90 Base Case of R$ 64,357,049,480.30. This value is 4.02% lower, or R$ 2,695,452,919.56, than the Total Added Value of CNPE Resolution of R$ 67,052,502,399.86. Besides, as exhibited on Figure 63 and Figure 64 below, from 14 sensibility analysis results, 4 results are higher the CNPE value, and 5 results are up to 6% lower. Therefore, it is understood that for a larger proportion of this Study's sensitivity, the results fall in the interval of values that Eletrobras has the capacity and potential to accordingly act with its post-capitalization business goal and objectives.


CNPE +/- 6%
CNPE 30/2021
67.05
64.36
53.89
40.85
71.13
63.94
63.41
64.31
66.57
68.18
64.48
53.61
56.72
72.39
75.71
Base Case
R1: No review of Physical Guarantees
R3: Entry of renewables and thermals plants
R2: Partial entry of the thermal plants
R2: Angra 3 + PCS 2021
E3: Load Growth at 3.1% a.a.
E3: Load Growth at 3.6% a.a.
C2: Maximum premium of R$10.00 NE price curve
C2: Maximum premium of R$20.00 NE price curve
C2: Single CPPS
C2: CPPS decrease of 14%
C2: CPPS decrease of 10%
C2: CPPS increase of 10%
C2: CPPS increase of 14%

Figure 63: Results (P90) variation compared to CNPE Resolution 30/2021.

Source: Own Elaboration.


Base Case
R1: No review of Physical Guarantees
R3: Entry of renewables and thermals
R2: Partial entry of the thermal plants
R2: Angra 3 + PCS 2021
E3: Load Growth at 3.1% a.a.
E3: Load Growth at 3.6% a.a.
C2: Maximum premium of R$10.00 NE price curve
C2: Maximum premium of R$20.00 NE price curve
C2: Single CPPS
C2: CPPS decrease of 14%
C2: CPPS decrease of 10%
C2: CPPS increase of 10%
C2: CPPS increase of 14%
CNPE +/- 6%
CNPE 30/2021
Results

Figure 64: Polar graphic of Results (P90) Variation compared to CNPE Resolution 30/2021.

Source: Own Elaboration.

As in every generated volume it was used the P90 values (conservative scenario), and according to section VI.5 – Commercialization Assumptions, the contract mix was held constant. The combination of these factors demonstrates a high conservatorship level on the execution of this work, which also reflects on the results. It is important to highlight that, for the Base Case portfolio, the contract mix was composed by 5-, 3- and 1-year contracts with the respective target proportion of 50%, 30% and 20% of the commercialized energy in each period. The reason of Eletrobras choice is to pursuit a good risk vs. value compromise: 5 years contracts guarantee a stable revenue for the long term, but not always there is demand on the market for them; medium term, 3 years, contracts, most sought by consumers, are the last type to satisfy the risk-value relationship; and, finally, 1-year contracts are the leftovers, and they are subjected to the PLD volatility (for better or worse). Most certainly, as a private company, the firm could explore different strategies accordingly to the energy market outlook in each moment, gaining efficiency in the company's result.

As already mentioned, the commercialization scenarios above are conservative and do not consider the behavior of future markets. That is, in this Study, the Base Case assumes a relevant conservative level and, from it, a series of results with critical variables alterations, through sensitivities, were elaborated, as stated on section VIII.4 – Sensitivity analysis. These scenarios can or not occur in the future and, for each sensitivity, it was generated results that shifts the Grant value for higher or lower. Hence, from a Base Case, there is a range of possibilities and alternatives that could implicate in a direct advantage on the Total Added Value.

Eventual fiscal gains of various nature could be later appreciated by the Union and CDE payment schedule. In this Study, it was used the Marginal Cash Flow method. Thus, the existence of accumulated losses or negative taxable profit are transparent in the performed analysis. Individually, every Cash Generating Unit (CGU) would marginally contribute with its result (positive or negative) on the total subsidiary result and, consequently, on the Eletrobras' consolidated result.

According to Eletrobras strategy, every advantage brought with the HPPs' exploration right as PIE (Independent Producer) must be understood as an intangible asset to be amortized over the concession. However, even adopting the commercialization strategy given by Eletrobras, after the privatization, the Company could explore different strategies accordingly to the future market outlook.

Given that, it falls to Eletrobras' management the search, on the scope of energy commercialization, for scenarios that return larger gains, holding the firm's business plan. Consequently, these scenarios would result in higher NPV values, taking advantage of the business' maximum potential on its private exploration regime.

X. Conclusion

Upside Corporate Finance Ltd. was contracted by Eletrobras to provide specialized services under the Contract ECE-DSS-4588/2021, to support the decision of the high management on the grant amount in the privatization process, establishing scenarios and evaluating the positive and negative impacts of the Law 14182/2021, which conditions the Eletrobras change to free market process to the calculation of the grant by the economic-financial modeling using the premises and methodology approved by the Company.

The Total Added Value and Grant amounts to be paid to the Federal Government and CDE were established by CNPE Resolution 30/2021. The objective of this Study, therefore, was to carry out an independent calculation, considering the current legislation, public and Company's, in order, to identify the conditions of financial viability of the Eletrobras capitalization from its own perspective.

It is important to consider that the Company - subject of this study – was decisive for the Brazilian electricity sector evolution for more than 60 years, especially in the 1970s and 1980s, through its role in coordinating the expansion and operation of the systems; and now, it introduces into its history a relevant capitalization process amid important transformations in the sector, which, together make the structure of a sales model or the definition of an added value more complex.

With such transformations, compounded by a severe shortage of water resources, for example, it is not trivial to identify the long-term marginal costs tendency - an essential element to quantify with reasonable precision the grant bonus or how much can be paid to keep the assets.

Yet on each planned change, there are different possibilities for each one's future. There is no doubt about the increase in the renewable sources share in the electric matrix, but the expansion rate has been affected by external factors and the subsidy policy that increased the race for more wind and solar capacity. It is estimated that somewhere between 60 and 100 GW are part of this race despite the numbers are not accurate.

Although positive, given that the increasingly cleaner power sources increase the supply, it removes value from hydroelectric generators, which will be displaced by intermittent power plants for a long time with short-term marginal costs equal to zero.

At least in the medium term, the circumstances are challenging as there is no way to transport all this energy. Thus, it was considered that the energy flow capacity limits the pace of expansion, as it is now, but there are studies already underway to quadruple the power of the interconnection between the Northeast region and other regions of Brazil.

Similarly, the capacity expansion of thermoelectric plants with compulsory flexibility will also displace hydroelectric plants - such as intermittent sources -, even more if the schedule envisaged for in Law 14182/2021 is maintained, which increases risks and costs.

These two aspects (accelerated expansion of the renewables supply and thermoelectric plants inflexibility) tend to affect the adjustment factor of physical guarantees, or GSF, increasing the costs of the hydroelectric plants and potentially reducing their revenues. This will not happen only if the marginal operating costs are highly low. This is a non-negligible risk, which requires attention, especially in the hedge policy.

Furthermore, in order to embrace these critical variables in our pricing process, our methodology used models that project the climatological series and, therefore, future prices of GSF and PLD in short, medium and long-term horizons, as well as the impact generated by the entry into operation variables of energy sources (wind, solar, gas thermoelectric and nuclear thermoelectric). These climatological series - tested for different assumptions sets - were gathered in eight databases with 201 probabilistic scenarios each.

From these databases, were tested another seven scenarios of variations in energy commercialization price assumptions, resulting in a total of 13 sensitivities scenarios, in addition to the Base Case and a case analysis in section VIII.3. Each of these 15 sets of results was tested for seven trading cases, varying the composition of the contract portfolio and the hedge.

It was in this respect that the evolution of prices in the free market had a key role in the Added Value calculation, which also depend on the supply profile and the system's operating policy in a long and difficult-to-predict period.

In the short term, these prices are strongly influenced by the recent crisis, which increases short-term risks. However, in the medium and long term, prices in the free market may be more affected by the profile of supply and production costs, which implies a decrease trend.

With effect, the Eletrobras power plants are located in different submarkets (North, Northeast, and Southeast/Center-West), which is an important competitive advantage that aggregates value. However, the commercialization strategy requires cautions related to the dynamics that is going to reflect the price difference between these submarkets, mainly when the production costs (of the Firm's assets) also vary. Hence, the revenue values herein calculated must be viewed as a reference. Punctual strategies – that are not contemplated in the scope of Upside's work – associated with specific scenarios (and unpredictable at the moment) must elevate or even reduce the projected volume.

It is important to emphasize what will happen with the physical guarantees (GF) revision of the MRE HPPs. As the GFs of Eletrobras' HPPs have already been calculated, for a lower value, not correctly revising the other would imply in reduce the participation of a large block of MRE HPPs, which also increases the risks and costs.

The financial-economic model built for this Study projected the monthly Marginal Cash Flow (for reference, see section V.1), in nominal base, for the whole projective horizon of the analysis, for each of the 22 power plants covered by the Law 14182/2021 (or 18 CGUs, considering Paulo Afonso Complex as a single CGU composed by 4 power plants). This model has used numerical methods for optimizing the 18 financial flows in order to estimate the Added Value for each CGU. Applying 201 times the different hydrological curves for each scenario, it was selected different levels of p-value from this result dispersion (P10, P25, P50, P75 and P90). According to our risk adjustment methodology (see section V.4.3), it was taken the P90 level as reference value. On total, it has been generated more than 21 thousand scenarios.

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The objective of this model was to generate a Total Added Value and an Added Value for each CGU, of which, after discounting the contribution values to the regional funds, we get the Grant Value to be paid to the Union and to CDE, as stated in the schedule established by CNPE Resolution 30/2021. Applying the discount rate calculated in this Study on the resulting NPV of this financial flow results on the Calculation of the Advantage (if positive) or Loss (if negative) associated with Eletrobras' capitalization process as proposed by CNPE.

Taking the Base Case calculated by Upside, as reference, this Study found a Total Added Value of R$ 64.357 billion (P90). This value is relatively lower than the value given by CNPE resolution 30/2021, of R$ 67.053 billion. This value, however, must be temporized with the commercialization strategies and other advantages associated with the regime of private business exploration. These are the cases that create or remove value of the companies, but under which the Eletrobras, as currently as in the future, has a reasonable bargain power as a result that includes the property mature assets in different submarkets, which allows the elaboration of an optimized energy commercialization strategy.

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Technical Responsables:

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Humberto B. Gargiulo
Technical Project Manager of The Works

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Gustavo Oshiro Henriques
Coordination of the Works and Professional of the Execution Team

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Specialist

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XI. References

BISHOP, Christopher M. **Neural Networks for Pattern Recognition**, Clarendon Press; 1st edition (January 18, 1996)

BRAZIL. Law 12783, of January 11, 2013. Provides for electric energy generation, transmission and distribution concessions, the reduction of sectoral charges and the tariff modality; amends Laws 10438, of April 26, 2002, 12111, of December 9, 2009, 9648, of May 27, 1998, 9427, of December 26, 1996, and 10848, of March 15, 2004; revokes a provision of Law 8631, of March 4, 1993; and makes other provisions. Available at: http://www.planalto.gov.br/ccivil_03/_ato2011-2014/2013/lei/l12783.htm. Accessed on: August 27, 2021.

BRAZIL. Law 13183, of November 3, 2015. Authorizes Companhia Hidro Elétrica do São Francisco and Furnas Centrais Elétricas to participate respectively, in the Northeast Energy Fund and Southeast and Midwest Energy Fund, to provide funds to implement electric energy projects; amends Laws 11943, of May 28, 2009, 9491, of September 9, 1997, 10522, of July 19, 2002, and 12111, dated December 9, 2009; and makes other provisions. Available at: http://www.planalto.gov.br/ccivil_03/_Ato2015-2018/2015/Lei/l13182.htm. Accessed on: August 27, 2021.

BRAZIL. Law 14182, of July 12, 2021. Provides for the privatization of company Centrais Elétricas Brasileiras S.A. (Eletrobras); amends Laws 5899, of July 5, 1973, 9991, of July 24, 2000, 10438, of April 26, 2002, 10848, of March 15, 2004, 13182, of November 3, 2015, 13203, of December 8, 2015, 14118, of January 13, 2021, 9648, of May 27, 1998, and 9074, of July 7, 1995; and revokes provisions of Law 3890-A, of April 25, 1961. Available at: https://www.in.gov.br/en/web/dou/-/lei-n-14.182-de-12-de-julho-de-2021-331549377. Accessed on: August 27, 2021.

BRAZILIAN ASSOCIATION OF TECHNICAL STANDARDS – ABNT. NBR ISO 10006. Quality management – Guidelines for quality in project management, Rio de Janeiro, 2000.

CENTRAL BANK OF BRAZIL. **Focus - Market Report.** Published on August 20, 2021, Available at: <https://www.bcb.gov.br/publicacoes/focus/02072021>. Accessed on: August 23, 2021.

CENTRAL BANK OF BRAZIL. **Market Expectations System - Consolidated statistics series.** Available at: <https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas>. Accessed on: August 27, 2021.

DAMODARAN, Aswath. **Equity Risk Premiums: Determinants, Estimation and Implications – The 2021 Edition.** SSRN, 2021. Available at: <https://privpapers.ssrn.com/sol3/papers.cfm?abstract_id=3825823>. Accessed on: August 15, 2021.

Comitê de Pronunciamentos Contábeis – CPC (2012). Disponível em: http://www.cpc.org.br/CPC. Acesso em: 27 dez. 21.

DAMODARAN, Aswath. **Ratings, Interest Coverage Ratios and Default Spread.** Available at: <https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ratings.html>. Accessed on: August 27, 2021.

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MACÊDO, L. **The Concept Of Innovation: A Tool For Modeling, Analyzing And Understanding Of Climatological Phenomena**. 2006. PhD Thesis in Electrical Engineering - PUC-Rio

MACÊDO, L.; SZCZUPAK, J.; PINTO, L. M. V. G. **Climatological Analysis and Prediction: A Nonlinear Approach**. In: 8th International Symposium on Signals, Circuits and Systems, ISSCS2007. 2007.

MORETTIN, PEDRO A.; BUSSAB, WILTON DE O. **Basic Statistics**. 9th edition. Sao Paulo: Saraiva, 2017

PINTO, L. et al. **Hydrological scenarios forecast: Breaking uncertainty paradigm**. In: Proc. of the IX SEPOPE. 2004.

PINTO, L.; SZCZUPAK, J. **Forecasting Hydrological Flows: Uncertainties and Risk Redution**. VIII Sepope **-** Symposium of Specialists in Electric Operational and Expansion Planning**,** Brasília, 2002. Proceedings of the VIII SEPOPE. Brasília: CIGRÉ Brasil, 2002.

PINTO, Leontina; SZCZUPAK, Jacques; ALMEIDA, Carlos; MACÊDO, Luiz; INOUE, Marcia; MASSARO, R.; SEMOLINI, R; PASCON, J. **Intelligent forecasting of energy markets: more than repeating the past, anticipating the future**, XIX SNPTEE, Rio de Janeiro, 2007

PMI - PROJECT MANAGEMENT INSTITUTE. **PMBOK® Guide: A Guide to the Project Management Body of Knowledge,** 6th edition, Pennsylvania: PMI, 2017.

SZCZUPAK, J.; CROMBEZ, S. **Long term climatological scenario generation and uncertainty evaluation**. In: IEEE International Conference IEEE International Conference on Environment and Electrical Engineering. 2014.

UNITED STATES OF AMERICA. U.S. Department of the Treasury. **Daily Treasury Yield Curve Rates.** Available at: <https://www.treasury.gov/resource-center/data-

chart-center/interest-rates/pages/textview.aspx?data=yield>. Accessed on: August 27, 2021.

VALERIANO, Dalton. **Modern Project Management.** Sao Paulo: Prentice Hall, 2005.

WITTE, Robert S.; WITTE, John S. **Statistics**, 11th Edition, Wiley (January 17, 2017)

EXHIBIT I – Public Auction Notice for Electronic Auction DSS 10/2021 ("Auction Notice") and Exhibits

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

AVISO DE LICITAÇÃO

EDITAL DE PREGÃO ELETRÔNICO DSS Nº 10/2021

A Centrais Elétricas Brasileiras S.A. - **ELETROBRAS** torna público que, nos termos da Lei nº 13.303/2016, do Regulamento de Licitações e Contratos, doravante denominado "Regulamento", da Lei n. 10.520/2002 e do Decreto n. 10.024/2019, fará realizar licitação, na modalidade Pregão Eletrônico, sob o regime de empreitada por **PREÇO GLOBAL**, modo de disputa **ABERTO**, critério de julgamento **MENOR PREÇO** para contratação de serviços especializados no suporte à decisão da alta administração, que vise definir o valor da outorga no possível processo de privatização da Companhia, estabelecendo cenários, avaliando os impactos positivos e negativos relativos ao encaminhamento da MP 1.031/21 pelo Ministério de Minas e Energia (MME) à Câmara dos Deputados, assim como fato relevante publicado pela Eletrobras de 23/02/2021, e possíveis alternativas regulatórias, conforme condições estabelecidas no Edital.

DISPONIBILIDADE DO EDITAL A PARTIR DE 25/05/2021

1. Gratuitamente, nos sites: www.gov.br/compras e www.eletrobras.com

2. Na ELETROBRAS: Em razão da implantação de teletrabalho na Eletrobras e a adoção de protocolo de medidas de prevenção ao coronavírus (Covid-19), não será disponibilizada a retirada de edital nas dependências da **ELETROBRAS**. Todas as informações necessárias à licitação serão disponibilizadas nos canais descritos no item 1 acima, em cumprimento ao princípio da publicidade e à transparência.

- **ENTREGA DAS PROPOSTAS**: a partir de 25/05/2021, às 09h no site www.gov.br/compras

- **ABERTURA DAS PROPOSTAS**: em 17/06/2021, às 10h no site www.gov.br/compras

• Todas as referências de tempo neste Aviso observarão obrigatoriamente o horário de Brasília-DF.

A data de assinatura deste Aviso é a data da última assinatura eletrônica/digital da autoridade competente da ELETROBRAS, conforme protocolo de assinaturas anexo a este Aviso.

Renata da Cunha de Carvalho
Gerente de Planejamento de Aquisições e Contratações

Ana Paula Figueiredo de Oliveira
Superintendente de Gestão de Patrimônio e Suprimentos

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

EDITAL DE PREGÃO ELETRÔNICO DSS Nº 10/2021

ÍNDICE

EDITAL DE PREGÃO ELETRÔNICO DSS Nº 10/2021

A Centrais Elétricas Brasileiras S.A. - **ELETROBRAS** torna público que, nos termos da Lei nº 13.303/2016, do Regulamento de Licitações e Contratos, doravante denominado "Regulamento", e da Lei n. 10.520/2002, fará realizar licitação, na modalidade Pregão Eletrônico, sob o regime de empreitada por **PREÇO GLOBAL**, modo de disputa **ABERTO**, critério de julgamento **MENOR PREÇO** para contratação de serviços especializados no suporte à decisão da alta administração, que vise definir o valor da outorga no possível processo de privatização da Companhia, estabelecendo cenários, avaliando os impactos positivos e negativos relativos ao encaminhamento da MP 1.031/21 pelo Ministério de Minas e Energia (MME) à Câmara dos Deputados, assim como fato relevante publicado pela Eletrobras de 23/02/2021, e possíveis alternativas regulatórias, conforme condições estabelecidas no Edital.

1 – DISPOSIÇÕES PRELIMINARES

1.1. O presente pregão eletrônico será realizado em sessão pública, por meio da Internet, mediante condições de segurança – criptografia e autenticação – em todas as suas fases, disponível no sítio **www.gov.br/compras.**

1.2. Os licitantes ou seus representantes legais deverão estar previamente credenciados junto ao órgão provedor do sistema eletrônico antes da data de realização do pregão.

1.3. Os trabalhos serão conduzidos por empregado das Centrais Elétricas Brasileiras S.A. – **ELETROBRAS**, denominado pregoeiro, mediante a inserção e monitoramento de dados gerados ou transferidos para o aplicativo **"COMPRASNET"** e realizados de acordo com a legislação indicada no preâmbulo deste Edital.

2 – OBJETO

2.1. Constitui objeto da presente licitação a contratação de serviços especializados no suporte à decisão da alta administração, que vise definir o valor da outorga no possível processo de privatização da Companhia, estabelecendo cenários, avaliando os impactos positivos e negativos relativos ao encaminhamento da MP 1.031/21 pelo Ministério de Minas e Energia (MME) à Câmara dos Deputados, assim como fato relevante publicado pela Eletrobras de 23/02/2021, e possíveis alternativas regulatórias, de acordo com as especificações técnicas constantes do Termo de Referência (Anexo I).

2.2. Em caso de discrepância existente entre as especificações deste objeto descritas no Comprasnet e as especificações constantes deste Edital, prevalecerão as últimas.

3 – CONDIÇÕES DE PARTICIPAÇÃO

3.1. Poderá participar qualquer pessoa física ou jurídica legalmente estabelecida no País e que atenda às exigências deste Edital.

3.2. Não poderão participar as pessoas, físicas ou jurídicas, que tenham sofrido:

a) penalidade de suspensão temporária de participação em licitação e impedimento de contratar, prevista no inciso III do artigo 87 da Lei n. 8.666/1993 ou no inciso III do artigo 83 da Lei n. 13.303/2016, desde que aplicada pela **ELETROBRAS**;

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

b) penalidade de impedimento de licitar e contratar, prevista no artigo 7º da Lei n. 10.520/2002 ou no artigo 47 da Lei n. 12.462/2011, aplicada por qualquer órgão ou entidade integrante da Administração Pública federal;

c) penalidade de declaração de inidoneidade, prevista no inciso IV do artigo 87 da Lei n. 8.666/1993, aplicada por qualquer órgão ou entidade integrante da Administração Pública nacional, ou a prevista no artigo 46 da Lei n. 8.443/1992, aplicada pelo Tribunal de Contas da União;

d) penalidade de proibição de contratar com o Poder Público prevista nos incisos do artigo 12 da Lei n. 8.429/1992;

3.3. Para os fins desta licitação, os impedimentos referidos neste Edital serão verificados perante o Cadastro Nacional de Empresas Inidôneas e Suspensas (CEIS), Cadastro Nacional de Empresas Punidas (CNEP), ambos mantidos pelo Executivo Federal, e outros sistemas cadastrais pertinentes que sejam desenvolvidos e estejam à disposição para consulta, conforme o caso.

3.4. Também estarão impedidas de participar da Licitação empresas que, na data do certame, estejam cumprindo sanção de proibição de participar de licitações e celebrar contratos administrativos nos termos das leis nº 12.529/2011, 9.605/98, e 12.527/11.

3.5. Também não poderão participar Sociedades integrantes de um mesmo grupo econômico, assim entendidas aquelas que tenham diretores, sócios ou representantes legais comuns, ou que utilizem recursos materiais, tecnológicos ou humanos em comum, exceto se demonstrado que não agem representando interesse econômico em comum participando da presente licitação;

3.6. Serão impedidas de participar, também, as pessoas, físicas ou jurídicas, referidas no artigo 38 da Lei nº 13.303/2016.

3.7. Também NÃO poderão participar deste certame:

a) Pessoa física ou jurídica que participe da elaboração de estudos, incluindo, sem se limitar, consultoria econômico-financeira ou assessoria para qualquer entidade que, direta ou indiretamente, tenha interesse no processo de capitalização da Eletrobras, objeto da MP 1.031/2021 e legislação subsequente.

b) A vedação se estende a seus dirigentes e gerentes, controladores, acionistas titulares de participação no capital, responsáveis técnicos ou subcontratados, sociedades controladas direta ou indiretamente, fundo de investimento, comercializadoras de energia e/ou entidade de previdência complementar nos quais a pessoa jurídica possua participação do capital, ou seja, administrador/gestor da qual seja patrocinadora, conforme o caso, o que deverá ser comprovado mediante declaração nos termos do modelo 3 do anexo 3 do Edital.

3.8. Não será admitida a participação de cooperativas na presente licitação.

3.9. Não será permitida a participação de empresas reunidas em consórcio.

3.10. O licitante poderá participar do procedimento licitatório por intermédio de sua matriz/sede ou filial, desde que cumpra as condições exigidas para habilitação e credenciamento, em relação ao estabelecimento com o qual pretenda participar do certame.

3.11. O CNPJ do estabelecimento que participar do certame, matriz/sede ou filial, deverá ser o mesmo a constar no contrato com a **ELETROBRAS** e nas Notas Fiscais/Faturas emitidas, quando do fornecimento ou execução dos serviços contratados. Dessa forma, não será admitida a emissão de Notas Fiscais/Faturas por CNPJ de estabelecimento diverso daquele participante da Licitação.

3.12. Este pregão é de âmbito nacional.

4 - PROPOSTA FORMAL DE PREÇOS

4.1. As propostas deverão ser apresentadas de acordo com o modelo anexado ao Edital (Anexo II), devidamente preenchido.

4.2. As propostas deverão incluir todos os custos e despesas, tais como: custos diretos e indiretos, tributos, encargos sociais, trabalhistas e previdenciários, seguros, taxas, lucro, uniformes, alimentação, transporte, e outros necessários ao cumprimento integral do objeto.

4.3. O prazo de validade das propostas será de 60 (sessenta) dias, contados da data prevista para abertura da sessão, podendo vir a ser prorrogado mediante solicitação da **ELETROBRAS** e aceitação do licitante.

4.4. As propostas deverão conter a razão social, endereço, telefone, número do CNPJ, banco, agência, conta corrente e praça de pagamento, nome e telefone do representante da empresa.

5 - CRITÉRIO DE JULGAMENTO DAS PROPOSTAS

5.1. As propostas serão avaliadas pelo critério de **MENOR PREÇO**, levando-se em conta o valor **GLOBAL** constante na proposta de preços apresentada pelo licitante e as condições estabelecidas neste Edital e em seus anexos.

6 - DOCUMENTAÇÃO DE HABILITAÇÃO

6.1. Serão exigidos os seguintes documentos para a habilitação:

a) inscrição no Registro Público de Empresas Mercantis, a cargo da Junta Comercial da respectiva sede, no caso de empresário individual;

b) ato Constitutivo, Estatuto ou Contrato Social em vigor, devidamente registrado na Junta Comercial da respectiva sede, acompanhado de documentos comprobatórios da eleição/nomeação de seus administradores, em se tratando de Sociedades Empresárias ou Empresa Individual de Responsabilidade Limitada (EIRELI);

c) inscrição do ato constitutivo em cartório de Registro Civil de Pessoas Jurídicas do local de sua sede, no caso de sociedades simples, acompanhada de prova da indicação de seus administradores;

d) documento de autorização, devidamente arquivado, quando se tratar de empresa ou sociedade estrangeira em funcionamento no país;

e) atestado, emitido por pessoa jurídica de direito público ou privado, que comprove a experiência na execução do objeto desta licitação, limitada às parcelas técnica ou economicamente relevantes, conforme descrito abaixo:

- experiência em avaliação econômico-financeira (*valuation*) de empresas do segmento de geração de energia elétrica de médio ou grande porte (maior ou igual a 500 MW), no Brasil, nos últimos 5 (cinco) anos a partir de indicação de trabalhos prestados a outras empresas, com todos os detalhes pertinentes, tais como: nome da empresa, período, escopo detalhado do trabalho realizado contendo inclusive, o prazo de seu desenvolvimento.

e.1) Não será reconhecido o atestado que informe apenas execução parcial do objeto.

e.2) O(s) atestado(s) deverá(ão) ser entregue(s) em papel timbrado, contendo o nome, o endereço e o telefone de contato do(s) atestador(es), ou qualquer outra forma de que a **ELETROBRAS** possa valer-se para manter contato com a(s) empresa(s) declarante(s);

e.3) O(s) atestado(s) deverá(ão) ser firmado(s) por representantes formais da empresa emissora e explicitar claramente em seu corpo ou em documento complementar anexado, a conclusão integral dos serviços e a satisfação do contratante com a adequação dos resultados obtidos ao escopo. O(s) atestado(s) deverá(ão) mencionar explicitamente o serviço executado, de modo a não restar dúvidas sobre o trabalho realizado.

e.4) É permitida a apresentação de atestados de capacidade técnica emitidos em nome de outra empresa da qual a licitante seja subsidiária integral e/ou de subsidiária integral pertencente a licitante, desde que pertencente à mesma atividade econômica;

e.5) Somente devem ser aceitos atestados de capacidade técnica expedidos após a conclusão do contrato ou, tratando-se de prestação de serviços contínuos, se decorrido, no mínimo, um ano do início de sua execução, exceto se houver sido firmado para ser executado em prazo inferior.

f) Balanço patrimonial e demonstrações contábeis referentes ao último exercício social, exigíveis **na forma da lei**, comprovando patrimônio líquido de, no mínimo 10% do valor da proposta do licitante, **OU** índices de liquidez geral (LG), liquidez corrente (LC), e solvência geral (SG) superiores a 1 (um), que deverão ser calculados da seguinte forma:

LG = ativo circulante + realizável a longo prazo/passivo circulante + passivo não circulante;
LC = ativo circulante/ passivo circulante;
SG = ativo total/ passivo circulante + passivo não circulante;

g) certidão negativa de feitos sobre falência da sede do interessado.

g.1) O licitante em recuperação judicial ou extrajudicial poderá participar da presente licitação, desde que atenda às condições para comprovação da capacidade econômica e financeira previstas neste edital.

h) Declaração de ausência dos impedimentos do artigo 38 da Lei nº 13.303/2016, conforme Modelo 1, Anexo III do edital.

i) Declaração, conforme "Modelo 2", Anexo III deste edital, de que irá dispor, na data da assinatura do contrato, das categorias de profissionais, em quantidade compatível para a execução do objeto, de acordo com o item 10 do Termo de Referência, Anexo I do Edital.

j) Declaração, conforme "Modelo 3", Anexo III deste edital, de que não se enquadra no impedimento previsto no item 3.7 do edital.

6.2. Microempresas e empresas de pequeno porte deverão atender a todas as exigências de habilitação previstas neste edital.

6.3. Os documentos exigidos nas alíneas "a", "b" e "c" do item 6.1 deverão estar acompanhados de todas as suas alterações ou da respectiva consolidação, quando for o caso, e deles deverá constar, entre os objetivos sociais, a execução de atividades da mesma natureza do objeto desta licitação.

6.4. Se a documentação de habilitação não estiver completa e correta ou contrariar qualquer dispositivo deste Edital e seus Anexos, o pregoeiro considerará o licitante inabilitado, devendo instruir o processo, se for o caso, com vistas a possíveis penalidades.

6.5. A apresentação de qualquer documento com falsidade material ou intelectual sujeitará o licitante à aplicação da sanção de suspensão temporária do direito de participar de licitação, de acordo com os critérios do artigo 96 do Regulamento, além das demais cominações legais.

7 - PROCESSAMENTO DO PREGÃO ELETRÔNICO

7.1 - Credenciamento

7.1.1. Antes da sessão pública, para acesso ao sistema eletrônico, os interessados em participar do pregão deverão dispor de chave de identificação e senha pessoal e intransferível, no provedor COMPRASNET.

7.1.2. Os licitantes ou seus representantes legais deverão estar previamente credenciados perante o provedor do sistema eletrônico.

7.1.3. O credenciamento junto ao provedor do sistema implica responsabilidade legal do licitante ou de seu representante legal e a presunção de sua capacidade técnica para realização das transações inerentes ao Pregão Eletrônico.

7.1.4. O uso da senha de acesso pelo licitante é de sua responsabilidade exclusiva, incluindo qualquer transação efetuada diretamente ou por seu representante, não cabendo ao provedor do sistema ou à **ELETROBRAS,** promotora da licitação, responsabilidade por eventuais danos decorrentes do uso indevido da senha, ainda que por terceiros.

7.1.5. A perda da senha ou a quebra de sigilo deverão ser comunicadas imediatamente ao provedor do sistema para imediato bloqueio de acesso.

7.2 - Participação

7.2.1. A participação no pregão eletrônico dar-se-á por meio de conexão ao sistema eletrônico COMPRASNET, bem como pela digitação da senha pessoal e intransferível do representante credenciado e subsequente encaminhamento da proposta de preços, e os documentos de habilitação exigidos neste edital, exclusivamente por meio eletrônico, observados a data e o horário limite estabelecidos.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

7.2.2. Como requisito para participação no pregão, o licitante deverá manifestar, em campo próprio do sistema eletrônico, que cumpre plenamente os requisitos de habilitação e que sua proposta está em conformidade com as exigências do instrumento convocatório.

7.2.3. O licitante será responsável por todas as transações que forem efetuadas em seu nome no sistema eletrônico, assumindo como firmes e verdadeiras suas propostas e lances, inclusive os atos praticados diretamente ou por seu representante, excluída a responsabilidade do provedor do sistema ou do órgão ou entidade promotora da licitação por eventuais danos decorrentes de uso indevido da senha, ainda que por terceiros;

7.2.4. Caberá ao licitante acompanhar as operações no sistema eletrônico durante a sessão pública do pregão, ficando responsável pelo ônus decorrente da perda de negócios diante da inobservância de quaisquer mensagens emitidas pelo sistema ou, ainda, em razão de desconexão.

7.3 - Recebimento das Propostas e dos Documentos de Habilitação:

7.3.1. O licitante deverá observar as datas e horários limites previstos para entrega e abertura da Proposta, juntamente com os documentos de habilitação, atentando também para a data e horário para início da disputa.

7.3.2. Todas as referências de tempo no Edital, no Aviso e durante a sessão pública observarão **obrigatoriamente** o horário de Brasília – DF e, dessa forma, serão registrados no sistema eletrônico e na documentação relativa ao certame.

7.3.3. O licitante, no momento da elaboração e envio de sua Proposta, deverá enviar, obrigatoriamente, através de campo próprio do Sistema, as declarações de inexistência de fato superveniente, de que o mesmo não emprega menor, e de que não possui, em sua cadeia produtiva, empregados executando trabalho degradante ou forçado, as quais somente serão visualizadas pelo pregoeiro na fase de habilitação.

7.3.4. Os licitantes poderão deixar de apresentar os documentos de habilitação que constem do SICAF, assegurado aos demais licitantes o direito de acesso aos dados constantes dos sistemas.

7.3.5. Na elaboração de sua proposta, o licitante deverá levar em conta as seguintes condições:

a) O(s) preço(s) unitário(s) e total(is), do(s) item(ns) constante(s) da(s) Planilha(s) de Preços, deverá(ão) ser em moeda nacional, com 2 (duas) casas decimais;

b) Para cada item da Planilha de Preços deverão ser consideradas todas as operações auxiliares ou complementares necessárias à sua completa execução;

c) Os preços devem incluir todos os impostos e taxas vigentes na legislação, discriminados por item, incidentes sobre materiais e serviços que façam parte da licitação.

7.3.6. As microempresas e empresas de pequeno porte, no ato de envio de sua Proposta, em campo próprio do Sistema, deverão declarar que atendem aos requisitos do artigo 3º da Lei Complementar nº 123/2006, para fazer jus aos benefícios previstos na referida Lei.

7.3.6.1. A não entrega da Declaração indicará que a microempresa, ou empresa de pequeno porte, optou por não utilizar os benefícios previstos na Lei Complementar n. 123/2006.

7.3.6.2. A apresentação das declarações referidas nos itens 7.3.3 e 7.3.6 do presente Edital com falsidade material ou intelectual sujeitará os licitantes à aplicação da sanção de suspensão temporária do direito de participar de licitação, de acordo com os critérios do artigo 96 do Regulamento, além das demais cominações legais.

7.3.6.3. O licitante deverá encaminhar sua Proposta preenchendo o campo específico no sistema COMPRASNET.

7.3.7. O preenchimento da proposta, bem como a inclusão de seus anexos, no sistema COMPRASNET, é de exclusiva responsabilidade do licitante, não cabendo à ELETROBRAS qualquer responsabilidade.

7.3.8. Até a data e hora definidas para abertura da sessão pública, o licitante poderá retirar ou substituir a proposta e os documentos de habilitação anteriormente inseridos no sistema.

7.4 - Sessão Pública:

7.4.1. No horário previsto no Edital a sessão pública será aberta pelo pregoeiro.

7.4.2. Se por algum motivo a sessão de disputa não puder ser realizada na data e horário previstos, os participantes deverão ficar atentos à nova data e ao novo horário que serão disponibilizados no endereço eletrônico **www.gov.br/compras**, opção "**informações do pregão**".

7.4.3. O pregoeiro verificará as Propostas apresentadas, desclassificando aquelas que não estejam de acordo com os requisitos estabelecidos no Edital.

7.4.4. A desclassificação da Proposta será sempre fundamentada e registrada no sistema, podendo os participantes acompanhar o resultado da análise em tempo real.

7.4.5. As Propostas classificadas pelo pregoeiro serão ordenadas pelo sistema, automaticamente, e só estas participarão da etapa de lances.

7.4.6. O pregoeiro, então, dará início à fase competitiva do certame, em que os licitantes poderão ofertar lances exclusivamente pelo sistema eletrônico.

7.4.7. Os lances deverão ser formulados sobre o **PREÇO GLOBAL** do item, conforme Planilha de Preços – Anexo II.

7.4.8. Os lances serão registrados no sistema, de forma sucessiva, em valores distintos e decrescentes, observado o modo de disputa adotado.

7.4.9. Cada licitante será imediatamente informado do recebimento do seu lance e do valor consignado no registro.

7.4.10. Não poderá haver desistência dos lances ofertados, sujeitando-se o licitante desistente às penalidades previstas no item 11 deste Edital.

7.4.11. Será permitido ao licitante oferecer lance superior ao menor lance registrado no sistema, desde que inferior ao último por ele ofertado e diferente de qualquer lance válido.

7.4.12. O licitante somente poderá oferecer valor inferior ou maior percentual de desconto ao último lance por ele ofertado e registrado pelo sistema, observado, quando houver, o intervalo

mínimo de diferença de valores ou de percentuais entre os lances, que incidirá tanto em relação aos lances intermediários quanto em relação ao lance que cobrir a melhor oferta.

7.4.13. Não serão aceitos mais de um lance de mesmo valor, prevalecendo aquele que for recebido e registrado em primeiro lugar.

7.4.14. Durante o transcurso da sessão, os participantes serão informados, em tempo real, do valor do menor lance registrado. O sistema não identificará o autor dos lances aos demais licitantes.

7.4.15. Durante a fase de lances, o pregoeiro poderá excluir, justificadamente, lance cujo valor for considerado inexequível.

7.4.16. No caso de desconexão do pregoeiro, no decorrer da etapa competitiva, o sistema eletrônico poderá permanecer acessível aos licitantes para a recepção dos lances. O pregoeiro, assim que possível, dará continuidade à sua atuação no certame, sem prejuízo dos atos realizados.

7.4.17. Quando a desconexão do sistema eletrônico para o pregoeiro persistir por tempo superior a dez minutos, a sessão pública será suspensa e reiniciada somente decorridas vinte e quatro horas após a comunicação do fato aos participantes, no sítio eletrônico utilizado para divulgação.

7.5 - Modo de Disputa

7.5.1. Modo de disputa aberto:

7.5.1.1. Será adotado o modo de disputa aberto, em que os licitantes apresentarão lances públicos e sucessivos, com prorrogações, conforme o critério de julgamento adotado, estabelecido no subitem 5.1.

7.5.1.2. O intervalo mínimo de diferença de percentuais entre os lances será de 0,1% (um décimo porcento). O intervalo incidirá tanto em relação aos lances intermediários quanto em relação ao lance que cobrir a melhor oferta.

7.5.1.3. A etapa de envio de lances durará 10 (dez) minutos e, após isso, será prorrogada automaticamente pelo sistema quando houver lance ofertado nos últimos dois minutos do período de duração da sessão pública.

7.5.1.3.1. A prorrogação automática da etapa de envio de lances será de dois minutos e ocorrerá sucessivamente sempre que houver lances enviados nesse período de prorrogação, inclusive quando se tratar de lances intermediários.

7.5.1.3.2. Na hipótese de não haver novos lances na forma estabelecida nos subitens 7.5.1.3 e 7.5.1.3.1, a sessão pública será encerrada automaticamente.

7.5.1.4. Encerrada a sessão pública sem prorrogação automática pelo sistema, nos termos do disposto no subitem 7.5.1.3.1, o pregoeiro poderá, assessorado pela equipe de apoio, admitir o reinício da etapa de envio de lances, em prol da consecução do melhor preço, mediante justificativa.

7.6 - Direito de Preferência para microempresas e empresas de pequeno porte

7.6.1. Encerrada a etapa de lances, o pregoeiro deverá verificar se ocorre o empate ficto em favor de microempresa ou empresa de pequeno porte, assegurando, se for o caso, o direito de preferência, observando-se o seguinte:

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

a) o empate ficto ocorrerá quando as ofertas apresentadas pelas microempresas e empresas de pequeno porte sejam iguais ou até 5% (cinco por cento) superiores ao menor preço;

b) ocorrendo o empate, a microempresa ou a empresa de pequeno porte melhor classificada, poderá, no prazo máximo de 5 (cinco) minutos, contado do envio da mensagem automática pelo sistema, apresentar proposta de preço inferior àquela considerada vencedora do certame, situação em que, atendidas as exigências habilitatórias, deve ser adjudicado o objeto em seu favor.

c) se a microempresa ou empresa de pequeno porte melhor classificada não exercer o direito de preferência, deverão ser convocadas as remanescentes que porventura se enquadrem na situação de empate, na ordem classificatória, para o exercício do mesmo direito;

d) no caso de equivalência dos valores apresentados pelas microempresas e empresas de pequeno porte que se encontrem em situação de empate, deve ser realizado sorteio entre elas para que se identifique aquela que primeiro pode apresentar melhor oferta.

7.6.2. Caso a microempresa ou empresa de pequeno porte mais bem classificada, deixe de apresentar, no prazo citado, nova proposta de preço inferior àquela considerada vencedora do certame ou apresente proposta de preço inaceitável ou deixe de atender às exigências habilitatórias, o pregoeiro convocará, dentre as empresas remanescentes que porventura se enquadrem na hipótese do subitem 7.6.1, na ordem classificatória, a próxima microempresa ou empresa de pequeno porte mais bem classificada para o exercício do mesmo direito de preferência.

7.6.3. O procedimento previsto no subitem 7.6.2 será adotado, sucessivamente, até a apuração de uma proposta que atenda ao Edital ou até que não haja microempresa ou empresa de pequeno porte que se enquadre na hipótese do subitem 7.6.1.

7.6.4. Na hipótese de não-contratação nos termos previstos nos subitens 7.6.2 e 7.6.3, o objeto licitado será adjudicado em favor da proposta originalmente vencedora do certame, desde que sua proposta seja aceitável e ele apresente os documentos de habilitação, tudo de acordo com o presente Edital.

7.6.5. O disposto no subitem 7.6.1 somente se aplicará quando a melhor oferta inicial não tiver sido apresentada por microempresa ou empresa de pequeno porte.

7.7 - Encaminhamento da Proposta e dos documentos complementares

7.7.1. Encerrada a etapa de lances, se a proposta atender aos critérios de aceitabilidade de preços, o licitante detentor da melhor oferta, após solicitação do pregoeiro, encaminhará por meio do sistema eletrônico:

a) em até 2 (duas) horas, os documentos complementares de habilitação e a proposta final, decomposta em Planilha de Preços, conforme modelo do Anexo II do presente Edital, com os preços adequados ao seu último valor ofertado.

7.7.2. É de responsabilidade do licitante confirmar junto à **ELETROBRAS** o recebimento dos documentos de habilitação e proposta final, não cabendo à **ELETROBRAS** a responsabilidade pelo desconhecimento de tais informações.

7.7.3. O sistema permite o envio de apenas 1 (um) arquivo, de forma que, caso haja necessidade de encaminhar dois ou mais, estes deverão ser compactados, preferencialmente, no formato ".zip" e enviados em arquivo único.

7.7.4. O prazo referido na alínea "a" do item 7.7.1 poderá ser prorrogado por decisão fundamentada do pregoeiro, se considerar necessário, ou após análise de justificativa apresentada pelo licitante.

7.8 - Aceitabilidade da proposta

7.8.1. Os documentos remetidos por meio da opção "Enviar Anexo" do Sistema COMPRASNET poderão ser solicitados em original ou por cópia autenticada a qualquer momento, em prazo a ser estabelecido pelo pregoeiro.

7.8.1.1. Os originais ou cópias autenticadas, caso sejam solicitados pelo pregoeiro, deverão ser entregues no endereço abaixo:

CENTRAIS ELÉTRICAS BRASILEIRAS - ELETROBRAS
DEPARTAMENTO DE PLANEJAMENTO DE AQUISIÇÕES E CONTRATAÇÕES
Endereço: Rua da Quitanda, 196/5º andar – Centro
CEP: 20.091-005 - Rio de Janeiro - RJ

Ref.: PREGÃO ELETRÔNICO Nº 10/2021

7.8.2. O pregoeiro examinará a proposta primeira classificada, decidindo motivadamente a respeito da sua aceitabilidade.

7.8.3. O pregoeiro deverá avaliar se a proposta do licitante vencedor da etapa de lances atende às especificações técnicas, demais documentos e formalidades exigidas no Edital, sob pena de desclassificação, podendo ser subsidiado pela unidade de gestão técnica no que se referir ao atendimento das questões técnicas relacionadas ao objeto da licitação ou de documentos com informações de ordem técnica que podem impactar a sua execução.

7.8.4. O pregoeiro deverá negociar com o licitante autor da melhor proposta condições mais vantajosas, que poderão abranger os diversos aspectos da proposta, desde preço, prazos de pagamento e de entrega, sem que lhe caiba, a pretexto da negociação, relativizar ou atenuar as exigências e condições estabelecidas no Edital e nos seus documentos anexos.

7.8.4.1. A negociação deve ser motivada pelo pregoeiro e, quando envolver aspectos técnicos, pelo gestor da unidade técnica.

7.8.4.2. A negociação deverá ser feita com os demais licitantes, segundo a ordem inicialmente estabelecida, quando o preço do primeiro colocado, mesmo após a negociação, permanecer acima do orçamento estimado.

7.8.4.3. Se depois de adotada a providência referida em 7.8.4.2 não for obtido valor igual ou inferior ao orçamento estimado para a contratação, será revogada a licitação.

7.8.4.4. A negociação será realizada por meio do sistema e poderá ser acompanhada pelos demais licitantes.

7.8.5. O valor global da proposta, após a negociação, não poderá superar o orçamento estimado pela **ELETROBRAS**, sob pena de desclassificação do licitante.

7.8.6. O pregoeiro poderá desclassificar as propostas que apresentem preços manifestamente inexequíveis, assim considerados aqueles que, comprovadamente, forem insuficientes para a cobertura dos custos decorrentes da contratação pretendida.

7.8.7. A inexequibilidade dos valores referentes a itens isolados da planilha de custos, desde que não contrarie instrumentos legais, não caracterizará motivo suficiente para a desclassificação da proposta.

7.8.8. A análise de exequibilidade da proposta não deverá considerar materiais e instalações a serem fornecidos pelo licitante em relação aos quais ele renuncie à parcela ou à totalidade da remuneração, desde que a renúncia esteja expressa na proposta.

7.8.9. O pregoeiro poderá realizar diligências para aferir a exequibilidade ou qualquer outro aspecto da proposta.

7.8.10. O pregoeiro poderá exigir do licitante a demonstração da exequibilidade da sua proposta, cabendo-lhe, conforme o caso, verificar ou requisitar que lhe sejam apresentados:

a) acordos coletivos, convenções coletivas ou sentenças normativas em dissídios coletivos de trabalho;

b) informações junto ao Ministério da Economia (ou órgãos equivalentes);

c) consultas a entidades ou conselhos de classe, sindicatos ou similares;

d) pesquisas em órgãos públicos ou empresas privadas;

e) verificação de outros contratos que o proponente mantenha com a Administração Pública ou com a iniciativa privada;

f) pesquisa de preço com agentes econômicos dos insumos utilizados, tais como: atacadistas, lojas de suprimentos, supermercados e fabricantes;

g) verificação de notas fiscais dos produtos cotados na proposta e anteriormente adquiridos pelo proponente;

h) levantamento de indicadores salariais ou trabalhistas publicados por órgãos de pesquisa;

i) estudos setoriais;

j) consultas às Secretarias de Fazenda Federal, Distrital, Estadual ou Municipal;

k) análise de soluções técnicas escolhidas e/ou condições excepcionalmente favoráveis que o licitante disponha para a prestação dos serviços.

7.8.11. Qualquer licitante poderá requerer motivadamente que se realizem diligências para aferir a exequibilidade e a legalidade das propostas, devendo apresentar as provas ou os indícios que fundamentam a suspeita.

7.8.12. Se a proposta do licitante vencedor da etapa competitiva de lances não for aceitável, o pregoeiro examinará as propostas subsequentes, na ordem de classificação, verificando o seu atendimento até a apuração de uma proposta que atenda os termos do Edital e desta verificando as condições habilitatórias. Constatado o atendimento das exigências fixadas no Edital, o licitante será declarado vencedor.

7.8.13. Somente serão desclassificadas as propostas que contenham vícios insanáveis.

7.8.13.1. São considerados sanáveis defeitos relacionados a documentos que declaram situações pré-existentes ou concernentes aos seus prazos de validade.

7.9 - Habilitação

7.9.1. Havendo necessidade, o pregoeiro suspenderá a sessão para a realização de diligências, com vistas ao saneamento de erros ou falhas que não alterem a substância das propostas, observado o disposto no subitem 7.8.13, informando via chat do sistema a nova data e horário para a sua continuidade, que não se dará em prazo inferior a 24 (vinte e quatro) horas a contar da data da comunicação.

7.9.2. Sendo aceitável a proposta, o pregoeiro deverá analisar a documentação de habilitação do licitante que a tiver formulado, para verificação de suas condições habilitatórias. Constatado o atendimento das exigências fixadas no Edital, o licitante será declarado vencedor sendo-lhe adjudicado o objeto do certame.

7.9.3. No julgamento da habilitação e das propostas, o pregoeiro poderá sanar erros ou falhas que não alterem a substância das propostas, dos documentos e sua validade jurídica, mediante despacho fundamentado, atribuindo-lhes validade e eficácia para fins de habilitação e classificação.

7.9.4. Se o licitante desatender às exigências habilitatórias, o pregoeiro examinará a documentação do licitante subsequente, e assim, sucessivamente, até a apuração de documentação que atenda os termos do Edital, cujo licitante será declarado vencedor.

7.9.5. Os licitantes são responsáveis pela fidelidade e legitimidade das informações e dos documentos apresentados em qualquer fase da licitação.

8 - RECURSOS

8.1. Declarado o vencedor do pregão, durante a sessão pública, qualquer licitante poderá manifestar imediata e motivadamente a intenção de recorrer, no prazo de 2 (duas) horas em campo próprio do sistema, quando deverá ser concedido a ele o prazo de 3 (três) dias para apresentação das razões do recurso a contar da disponibilização da decisão, ficando os demais licitantes desde logo intimados para apresentar contrarrazões em igual número de dias, que devem começar a correr do término do prazo do recorrente, sendo-lhes assegurado vista imediata dos autos.

8.1.1. O pregoeiro pode não conhecer o recurso já nesta fase em situação excepcional e restrita, caso a manifestação referida no item 8.1 seja apresentada fora do prazo ou por pessoa que não represente o licitante ou se o motivo apontado não guardar relação de pertinência com a licitação. É vedado ao pregoeiro rejeitar o recurso de plano em razão de discordância de mérito com os motivos apresentados pelo licitante.

8.2. Apresentadas as razões e contrarrazões, o pregoeiro disporá de 5 (cinco) dias úteis,

prorrogáveis por iguais períodos, para reavaliar sua decisão e dar os seguintes encaminhamentos, conforme o caso:

a) se acolher as razões recursais, deverá retomar a sessão pública para, revista a decisão nela tomada, dar prosseguimento à licitação, garantindo, depois de nova declaração de vencedor, o direito à interposição de recurso, inclusive por parte de licitante que tenha sido impedido de participar da licitação, que teve sua proposta desclassificada ou que foi inabilitado;

b) se não acolher as razões recursais, deverá produzir relatório e encaminhar o recurso para a autoridade competente, para decisão definitiva, que deve ser produzida em 5 (cinco) dias úteis, prorrogáveis por iguais períodos. Nesta última hipótese, a autoridade competente deverá tomar a decisão definitiva sobre o recurso.

8.3. Na hipótese da alínea "a" do item 8.2. deste Edital, a decisão de acolhimento do recurso deverá ser publicada no sítio eletrônico da **ELETROBRAS**, estabelecendo-se o prazo de 2 (dois) dias úteis para a retomada da sessão pública.

8.4. A decisão definitiva sobre o recurso deverá ser publicada no sítio eletrônico da **ELETROBRAS**.

8.5. O acolhimento de recurso importará a invalidação apenas dos atos insuscetíveis de aproveitamento.

8.6. A falta de manifestação imediata e motivada do licitante importará a decadência do direito de recurso e a adjudicação do objeto da licitação pelo pregoeiro ao vencedor.

8.7. Entende-se por manifestação motivada da intenção de recorrer a indicação sucinta dos fatos e das razões do recurso, sem a necessidade de indicação de dispositivos legais ou regulamentares violados ou de argumentação jurídica articulada.

8.8. As razões do recurso poderão trazer outros motivos não indicados expressamente na sessão pública.

9 - DUE DILIGENCE DE INTEGRIDADE

9.1. O licitante estará sujeito à análise de integridade prevista no item 5 do artigo 71 do Regulamento de Licitações e Contratos da **ELETROBRAS**, disponível no sítio eletrônico www.eletrobras.com.

9.2. A análise de integridade, prevista no item anterior, se fará com base no "Formulário de *Due Diligence* de Fornecedores do Sistema Eletrobras", que deverá ser preenchido pelo licitante diretamente no sítio eletrônico www.eletrobras.com.

9.2.1. O "Formulário de *Due Diligence* de Fornecedores do Sistema Eletrobras" preenchido terá validade de doze meses, não havendo necessidade de novo preenchimento por parte do licitante caso tenha preenchido o referido formulário em um período inferior ao estabelecido. Ainda assim, caso entenda necessário, a Eletrobras poderá solicitar novamente seu preenchimento.

9.2.2. Após o preenchimento do "Formulário de Due Diligence de Fornecedores do Sistema Eletrobras" no sítio eletrônico referido em 9.2, o licitante deverá encaminhá-lo assinado, eletrônica ou digitalmente, pelo Representante Legal, para o endereço eletrônico pregao_eletronico@eletrobras.com.

9.2.3. O não preenchimento do "Formulário de *Due Diligence* de Fornecedores do Sistema Eletrobras" pelo licitante poderá acarretar a desclassificação do licitante declarado vencedor.

9.3. A análise de integridade, na hipótese prevista no item 5 do artigo 71 do Regulamento de Licitações e Contratos, é condição indispensável para a homologação da licitação.

9.4. As empresas Eletrobras reservam-se o direito de utilizar a documentação referente à integridade elaborada por outra empresa Eletrobras, desde que tenha a validade prevista no item 9.2.1.

10 - ADJUDICAÇÃO E HOMOLOGAÇÃO

10.1. Se não houver recurso, a declaração de vencedor realizada pelo pregoeiro equivale e faz as vezes da adjudicação, cabendo a homologação à autoridade competente. Se houver recurso, a autoridade competente deverá realizar a adjudicação e homologação da licitação no mesmo ato.

10.2. A homologação da licitação está sujeita à análise de integridade, conforme artigo 71 do Regulamento de Licitações e Contratos da Eletrobras, disponível no sítio eletrônico www.eletrobras.com/pt/Paginas/Fornecedores.aspx.

10.3. Na fase de homologação, a autoridade competente poderá:

a) homologar a licitação;

b) revogar a licitação por razões de interesse público decorrentes de fato superveniente que constitua óbice manifesto e incontornável;

c) anular a licitação por ilegalidade, salvo as situações em que:

c.1) o vício de legalidade for convalidável; ou

c.2) o vício de legalidade não causar dano ou prejuízo à empresa ou a terceiro; ou

c.3) o vício de legalidade não contaminar a totalidade do processo de licitação, caso em que deve determinar ao pregoeiro o refazimento do ato e o prosseguimento da licitação.

10.4. O vício de legalidade será convalidável se o ato por ele contaminado puder ser repetido sem o referido vício, o que ocorre, dentre outros casos, com vícios de competência e tocantes às formalidades.

10.5. A revogação ou anulação da licitação, depois da etapa competitiva de lances, dependerá da concessão de prazo de 5 (cinco) dias úteis para que os licitantes interessados ofereçam manifestação.

10.6. A revogação ou anulação da licitação, ainda que parcial, deverá ser motivada, abordando-se todos os fundamentos apresentados pelos licitantes que ofereceram manifestação.

11- CONTRATAÇÃO

11.1. A **ELETROBRAS** convocará o licitante vencedor para assinatura do Contrato em prazo de até 10 (dez) dias úteis prorrogáveis por igual período. A recusa injustificada do licitante vencedor em assinar o instrumento contratual, dentro do prazo e condições estabelecidos, caracterizará o descumprimento total da obrigação assumida, sujeitando-o às penalidades legalmente estabelecidas.

11.2. Ocorrendo o previsto no item 11.1, a **ELETROBRAS** poderá revogar a licitação ou convocar os licitantes remanescentes, atendida a ordem de classificação, para negociação e possível adjudicação do objeto da licitação e homologação pela autoridade superior.

11.3. Todas as disposições sobre o Contrato estão previstas na Minuta do Contrato, documento anexado ao Edital, o qual contém cláusula suspensiva para o início da execução e vigência (Anexo IV).

11.4. É vedada a contratação de pessoa jurídica na qual haja administrador ou sócio com poder de direção que tenham relação de parentesco com:

I - detentor de cargo em comissão ou função de confiança que atue na área responsável pela demanda ou pela contratação; ou

II - autoridade hierarquicamente superior no âmbito da Eletrobras.

11.4.1. Para comprovação do preenchimento do requisito constante do item 11.4, o licitante vencedor deverá, como condição para a contratação, apresentar Declaração conforme Modelo 04 do Anexo III do Edital.

11.5. Para assinatura do contrato, será necessário o **cadastro dos Representantes legais no portal de assinaturas Certisign** (https://www.portaldeassinaturas.com.br/Home/Cadastro).

11.5.1 Caso a assinatura do contrato seja por procurador, o licitante deverá apresentar o instrumento de Procuração.

12 - PENALIDADES

12.1. O licitante que se comportar com má-fé estará sujeito, garantido o contraditório e a ampla defesa, à penalidade de suspensão temporária de participação em licitação e impedimento de contratar com a **ELETROBRAS**, por prazo não superior a 2 (dois) anos, de acordo com os critérios do artigo 96 do regulamento.

12.2. O licitante estará sujeito à multa, garantido o contraditório e a ampla defesa, nas seguintes hipóteses e nos seguintes percentuais, calculados sobre o valor da sua proposta:

a) não assinar o contrato, quando convocada dentro do prazo de validade de sua proposta, ou não mantiver a proposta – multa de 15% (quinze por cento);

b) deixar de entregar documentação exigida neste Edital – multa de 5% (cinco por cento);

c) apresentar documentação falsa – multa de 25% (vinte e cinco por cento);

d) comportar-se de modo inidôneo – multa de 25% (vinte e cinco por cento);

e) fizer declaração falsa – multa de 25% (vinte e cinco por cento);

f) cometer fraude fiscal – multa de 25% (vinte e cinco por cento).

12.2.1. Ocorrendo mais de uma infração, as multas serão cumulativas até o limite de 25% (vinte e cinco por cento).

12.2.2. As penalidades referentes à inexecução do Contrato estão estabelecidas na Minuta de Contrato, Anexo IV deste Edital.

12.2.3. Nenhuma sanção será aplicada sem o devido processo administrativo.

13 - ATOS LESIVOS À ELETROBRAS

13.1. Com fundamento no artigo 5º da Lei nº 12.846/2013, a **LICITANTE** estará sujeita às sanções estabelecidas no item 14, observados o contraditório e a ampla defesa, e sem prejuízo das demais cominações legais, no caso dos atos lesivos à **ELETROBRAS**, assim definidos:

a) Prometer, oferecer ou dar, direta ou indiretamente, vantagem indevida a agente público, ou a terceira pessoa a ele relacionada, atuando em nome da **ELETROBRAS**;
b) Comprovadamente, financiar, custear, patrocinar ou de qualquer modo subvencionar a prática dos atos ilícitos previstos na Lei nº 12.846/2013, atuando em nome da **ELETROBRAS**;
c) Frustrar ou fraudar, mediante ajuste, combinação ou qualquer outro expediente, o caráter competitivo da presente licitação;
d) Impedir, perturbar ou fraudar a realização de qualquer ato do presente procedimento licitatório;
e) Afastar ou procurar afastar licitante, por meio de fraude ou oferecimento de vantagem de qualquer tipo;
f) Fraudar a presente licitação;
g) Criar, de modo fraudulento ou irregular, pessoa jurídica para participar da presente licitação;
h) Dificultar atividade de investigação ou fiscalização de órgãos, entidades ou agentes públicos, ou intervir em sua atuação, inclusive no âmbito das agências reguladoras e dos órgãos de fiscalização do sistema financeiro nacional, no âmbito da presente licitação.
i) comprovadamente, utilizar-se de interposta pessoa física ou jurídica para ocultar ou dissimular seus reais interesses ou a identidade dos beneficiários dos atos praticados.

13.2. As sanções indicadas no subitem 13.1 deste Edital se aplicam quando a **LICITANTE** se enquadrar na definição legal do parágrafo único do art. 1º da Lei nº 12.846/2013.

13.3. Ademais, ainda que não se enquadre na definição legal presente no parágrafo único do art. 1º da Lei nº 12.846/2013, a **LICITANTE** compromete-se a não cometer os atos lesivos listados nesta cláusula junto a outros agentes públicos, durante a execução das atividades que concernem o âmbito do contrato firmado com a **ELETROBRAS**.

13.4. A **LICITANTE** compromete-se a não realizar quaisquer ações ou omissões que constituam prática ilegal ou de corrupção, nos termos da Lei nº12.846/2013, Decreto nº 8.420/2015, Lei nº.13.303/2016 e Decreto nº8.945/2016, ou de quaisquer outras leis ou regulamentos aplicáveis.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

14 - RESPONSABILIZAÇÃO ADMINISTRATIVA

14.1. Caso a **LICITANTE** pratique qualquer ato lesivo previsto no art. 5º da Lei nº 12.846/2013, estará sujeita às sanções administrativas previstas no art. 6º da referida lei, a seguir descritas, sem prejuízo da garantia a ampla defesa e ao contraditório:

a) multa, no valor de 0,1% (um décimo por cento) a 20% (vinte por cento) do faturamento bruto do último exercício anterior ao da instauração do processo administrativo, excluídos os tributos, a qual nunca será inferior à vantagem auferida, quando for possível sua estimação;
b) publicação extraordinária da decisão condenatória.

14.1.1. Na hipótese da alínea 'a' do item anterior, caso não seja possível utilizar o critério do valor do faturamento bruto da pessoa jurídica, a multa será de R$ 6.000,00 (seis mil reais) a R$ 60.000.000,00 (sessenta milhões de reais).

14.2. A **ELETROBRAS** deve levar em consideração na aplicação das sanções aqui previstas o estabelecido no artigo 7º e seus incisos da Lei n. 12.846/2013.

14.3. Caso os atos lesivos apurados envolvam infrações administrativas ao Regulamento de Licitações e Contratos das empresas Eletrobras ou às disposições referentes à Lei nº.13.303/2016, e tenha ocorrido a apuração conjunta, a **LICITANTE** também estará sujeita a sanções administrativas previstas na Lei nº.13.303/2016 e no Regulamento de Licitações e Contratos da Eletrobras que tenham como efeito restrição ao direito de participar em licitações ou de celebrar contratos com a administração pública, a serem aplicadas mediante Processo Administrativo de Responsabilização (PAR).

14.4. As sanções referenciadas no subitem 14.1 deste Edital serão aplicadas fundamentadamente, isolada ou cumulativamente, de acordo com as peculiaridades do caso concreto e com a gravidade e natureza das infrações.

14.5. A decisão administrativa proferida pela autoridade julgadora ao final do PAR será publicada no Diário Oficial da União e no site da **ELETROBRAS**.

14.6. A **LICITANTE** sancionada administrativamente pela prática de atos lesivos contra a **ELETROBRAS**, nos termos da Lei nº 12.846/2013, publicará a decisão administrativa sancionadora, cumulativamente:
a) em meio de comunicação de grande circulação na área da prática da infração e de atuação da licitante ou, na sua falta, em publicação de circulação nacional;
b) em edital afixado no próprio estabelecimento ou no local de exercício da atividade, em localidade que permita a visibilidade pelo público, pelo prazo mínimo de 30 (trinta) dias;
c) em seu site eletrônico, pelo prazo de trinta dias e em destaque na página principal do referido site.

14.7. A aplicação das sanções previstas neste item não exclui, em qualquer hipótese, a obrigação da reparação integral do dano causado.

14.8. A publicação a que se refere o item 14.6 será efetuada a expensas da pessoa jurídica sancionada.

14.9. O processamento do PAR não interfere no seguimento regular dos processos administrativos específicos para apuração da ocorrência de danos e prejuízos à **ELETROBRAS** resultantes de ato lesivo cometido pela **LICITANTE**, com ou sem a participação de agente público.

14.10. O PAR e a sanção administrativa obedecerão às regras e aos parâmetros dispostos em legislação específica, notadamente, na Lei nº 12.846/2013 e no Decreto nº 8.420/2015, inclusive suas eventuais alterações, sem prejuízo ainda da aplicação do ato de que trata o art. 21 do Decreto nº 8.420/2015.

14.11. Na esfera administrativa, a responsabilidade da pessoa jurídica não afasta a possibilidade de sua responsabilização na esfera judicial.

14.12. As disposições deste item se aplicam quando a **LICITANTE** se enquadrar na definição legal do parágrafo único do art. 1º da Lei nº 12.846/2013.

14.13. Não obstante o disposto nesta Cláusula, a **CONTRATADA** está sujeita a quaisquer outras responsabilizações de natureza cível, administrativa ou criminal, previstas neste edital e na legislação aplicável, no caso de quaisquer violações.

15 - DOS ESCLARECIMENTOS E DA IMPUGNAÇÃO DO EDITAL

15.1. Cidadãos e agentes econômicos podem pedir esclarecimentos e impugnar o edital, exclusivamente pelo endereço eletrônico **PREGAO_ELETRONICO@ELETROBRAS.COM**, no prazo de **até 5 (cinco) dias úteis** antes da data fixada para a abertura da sessão pública, devendo o gestor da unidade de licitações responder à impugnação, motivadamente, em **até 3 (três) dias úteis**.

15.2. Somente terão validade esclarecimentos prestados por intermédio do pregoeiro, que os disponibilizará no sítio **www.gov.br/compras**, através da opção "consultar mensagens" e www.eletrobras.com

15.3. O licitante, através de consulta permanente ao sítio acima indicado, deverá manter-se atualizado quanto a quaisquer **alterações** e **esclarecimentos** sobre o Edital, não cabendo à **ELETROBRAS** a responsabilidade por desconhecimento de tais informações, em face de inobservância do licitante quanto ao procedimento apontado neste item.

15.4. Todos os pedidos/impugnações e suas respectivas respostas serão devidamente publicados no sítio eletrônico da **ELETROBRAS**.

15.5. Somente serão consideradas as impugnações encaminhadas até às 18h:00min do último dia para sua interposição.

15.5.1. O dia de abertura da licitação não é computado para a contagem dos prazos indicados em 15.1.

15.5.2. Os pedidos de esclarecimentos serão respondidos antes da sessão de abertura da licitação.

15.6. Não serão prestados esclarecimentos por telefone.

15.7. Acolhida a impugnação contra o Edital, será designada nova data para a realização do certame, exceto quando, inquestionavelmente, a alteração não afetar a formulação das propostas.

15.8. Aplica-se, no que couber, quanto aos pedidos de esclarecimento e impugnação, o disposto no artigo 39 do Regulamento de Licitações e Contratos da **ELETROBRAS**.

16 - DISPOSIÇÕES FINAIS

16.1. Os licitantes serão responsáveis pela fidelidade e legitimidade das informações e dos documentos apresentados, em qualquer época.

16.2. A **ELETROBRAS** poderá promover alterações nos termos deste Edital, havendo reabertura do prazo para a apresentação das propostas, quando tais alterações afetarem a formulação das propostas.

16.3. A **ELETROBRAS** poderá revogar a licitação por razões de interesse público decorrentes de fato superveniente que constitua óbice manifesto e incontornável, ou anulá-la por ilegalidade, de ofício ou por provocação de terceiros, salvo quando for viável a convalidação do ato ou do procedimento viciado, observado o disposto no art. 62 da lei 13.303/2016.

16.4. Os recursos destinados à contratação correrão por conta do orçamento da **ELETROBRAS**.

16.5. Fica eleito o foro da cidade do Rio de Janeiro, com exclusão de qualquer outro, para dirimir qualquer questão oriunda da presente licitação.

16.6. Fazem parte integrante deste Edital os seguintes Anexos:

ANEXO I - TERMO DE REFERÊNCIA

ANEXO II - MODELO PARA A PROPOSTA – Planilha de Preços

ANEXO III - MODELOS DE DECLARAÇÕES

ANEXO IV - MINUTA DE CONTRATO

A data de assinatura deste Edital é a data da última assinatura eletrônica/digital da autoridade competente da ELETROBRAS, conforme protocolo de assinaturas anexo a este Edital.

Renata da Cunha de Carvalho
Gerente de Planejamento de Aquisições e Contratações

Ana Paula Figueiredo de Oliveira
Superintendente de Gestão de Patrimônio e Suprimentos

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

EDITAL DE PREGÃO ELETRÔNICO DSS Nº 10/2021

ANEXO I – TERMO DE REFERÊNCIA

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

1. Perfil da Eletrobras

As Centrais Elétricas Brasileiras S.A ("Eletrobras" ou "Companhia"), se constituiu com Lei n.º 3.890-A, de 11 de junho de 1962, sob a forma de sociedade por ações de capital misto. Tem como atribuição a promoção de estudos, projetos de construção e operação de usinas de geração, linhas de transmissão e distribuição de energia elétrica, bem como a celebração dos atos de comércio decorrentes dessas atividades, como a comercialização de energia elétrica.

A Eletrobras é também responsável pela administração de programas de governo voltados para o desenvolvimento do setor elétrico, como o Programa Nacional de Conservação de Energia Elétrica ("Procel"), o Programa Nacional de Universalização do Acesso e Uso da Energia Elétrica ("Luz para Todos") e o Programa de Incentivo às Fontes Alternativas de Energia Elétrica ("Proinfa").

Além disso, a Eletrobras exerce importante papel na integração energética da América Latina, sendo o Governo responsável pelos projetos binacionais como Itaipu e interligações fronteiriças com Argentina (Estação Conversora de Uruguaiana) e Paraguai (estação Conversora de Rivera) além de promover um papel de apoio em pesquisas de interesse do setor elétrico, realizado através do Centro de Pesquisas de Energia Elétrica ("Cepel").

A Eletrobras, em 31 de julho de 2020, aprovou o seu Plano Estratégico das Empresas Eletrobras 2020-2035. O novo Plano Estratégico 2020-2035, além de definir uma nova identidade empresarial (Propósito, Visão e Valores), estabeleceu um conjunto de diretrizes e objetivos voltados para o crescimento e modernização da Eletrobras e alinhados às novas tendências do setor de energia.

Em 31/12/2020, a Eletrobras atingiu a capacidade instalada de 50.648,2 MW em empreendimentos de Geração, o que representa 29% dos 174.412,68 MW instalados no Brasil. Do total da Eletrobras, 61,2% é composto de empreendimentos de propriedade integral do Sistema Eletrobras, 23,1% de empreendimentos realizados por meio de SPEs e 15,7% de empreendimentos em propriedade compartilhada, incluindo metade da capacidade de Itaipu Binacional (7.000 MW).

Aproximadamente 97% da capacidade instalada total da Eletrobras provêm de fontes com baixa emissão de gases de efeito estufa (GEE), contribuindo de forma decisiva para que a matriz elétrica brasileira seja uma das mais limpas e renováveis do mundo. Em 31/12/2020, do total de capacidade instalada alavancada em empreendimentos com baixa emissão de GEE no Brasil, 53% ou 70,2 GW pertenciam à Eletrobras.

Do total da capacidade instalada das Empresas Eletrobras, em 31/12/2020, cerca de 91% correspondiam à fonte por hidrelétricas, 4% por fonte nuclear, 3% por fontes térmicas, 1% por fontes eólicas e menos que 1% por fonte solar.

Em 31 de dezembro de 2020, a malha de Linhas de Transmissão (LTs) das Empresas Eletrobras atingiu um total de 76.128,54 km, sendo 9.127,41 km corporativas não renovadas; 57.303,17 km corporativas sob Regime de O&M, renovadas pela Lei 12.783/13; e 9.697,96 km correspondem à proporção de suas participações acionárias em empreendimentos realizados pela Companhia por meio de SPEs.

Considerando apenas as linhas com nível de tensão igual ou maior que 230 kV, ou seja, as tensões de ±800, 750, ±600, 525/500, 345 e 230 kV, a Eletrobras é responsável por 70.091,89 km, o que representa 43,54% do total de Linhas de Transmissão do Brasil nas referidas tensões. A partir do 4º trimestre de 2020, a extensão das linhas em corrente contínua da Eletrobras passou a ser

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

contabilizada por polo e não mais por trecho, de forma a compatibilizar com a apuração efetuada pelo Ministério de Minas e Energia (MME).

Por essa nova metodologia, o total de linhas em quilômetros registrado em 2019 foi ajustado para 74.524,26 km, em 2020, sendo 8.318,35 km corporativas não renovadas; 55.819,83 km corporativas sob Regime de O&M, renovadas pela Lei no 12.783/13; e 10.386,08 km correspondentes à proporção de suas participações acionárias em empreendimentos realizados pelas Empresas Eletrobras por meio de SPEs.

No exterior, a empresa atua prioritariamente em projetos de integração regional e de geração de energia renovável no continente latino-americano.

Plano Diretor de Negócios e Gestão 2021 a 2025

Em dezembro de 2020, o Conselho de Administração da Eletrobras aprovou o novo Plano Diretor de Negócios e Gestão para o período de 2021 a 2025 ("PDNG 2021-2025"), o qual contempla metas e iniciativas para o alcance dos objetivos estratégicos, mantendo o alinhamento com a Identidade Empresarial da Eletrobras – Missão, Visão 2035 e Valores, atualizados com a aprovação do seu Plano Estratégico das Empresas Eletrobras 2020-2035, em 31 de julho de 2020, bem como apresenta algumas atualizações em relação ao PDNG 2020-2024.

O novo Plano Diretor de Negócios e Gestão para o período de 2021 a 2025 ("PDNG 2021-2025") deriva-se de um arcabouço de diretrizes, objetivos, iniciativas estratégicas e indicadores de atuação do Plano Estratégico 2020-2035 e é uma evolução do PDNG anterior (o PDNG 2020-2024), conforme descrito a seguir:


DIRETRIZES ESTRATÉGICAS
VALOR E INVESTIMENTO
Multiplicar a geração de valor e ampliar a capacidade de investimento da empresa
EFICIÊNCIA DE GERAÇÃO E TRANSMISSÃO
Criar valor pelo aumento da eficiência dos ativos de G&T
EXPANSÃO DE GERAÇÃO E TRANSMISSÃO
Consolidar a liderança em G&T com foco em energia limpa
COMERCIALIZAÇÃO
Alcançar a liderança na comercialização, com margens atrativas e eficiência na gestão dos riscos
NOVOS NEGÓCIOS
Investir em novos negócios, com foco em energia, participando da consolidação do setor (M&A)
CULTURA E PESSOAS
Desenvolver a cultura de alta performance e a excelência na gestão de pessoas, com meritocracia
GOVERNANÇA
Atingir a excelência em Governança, Gestão de Riscos e Controles internos (GRC)
GESTÃO
Focar a gestão da empresa em criação de valor e aumento de competitividade
INOVAÇÃO E TRANSFORMAÇÃO DIGITAL
Ter protagonismo em inovação e promover a transformação digital dos processos de negócio e de gestão

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

INDICADORES E METAS DAS DIRETRIZES ESTRATÉGICAS

DIRETRIZES ESTRATÉGICAS	INDICADORES	METAS PARA 2021
1 VALOR E INVESTIMENTO	**VALOR DE MERCADO:** Enterprise Value / EBITDA	TOP 3 NO IEE
2 EFICIÊNCIA DE G&T	**EFICIÊNCIA:** PMSO/PMSO Reg.	< 1.0
	DISPONIBILIDADE DA GERAÇÃO: DISPGR	1.00
	DISPONIBILIDADE DA TRANSMISSÃO: DISPOLT	99.66%
3 EXPANSÃO DE G&T	**EXPANSÃO DA GERAÇÃO:** Capacidade Instalada de G (MW)	161
	EXPANSÃO DA TRANSMISSÃO: Capacidade Instalada de T (KM)	772
4 COMERCIALIZAÇÃO	**MARGEM:** Margem em relação ao preço de referência na descotização	**
5 NOVOS NEGÓCIOS	**RECEITA:** Receita de Novos Negócios / ROL	2.0%
6 CULTURA E PESSOAS	**SEGURANÇA:** Taxa de Frequência de Acidentes (Empregados e Terceiros)	2.61 e 3.92
	PESSOAS: Horas de treinamento / nº colaboradores	35.0
	PESSOAS: Índice de Satisfação dos Colaboradores*	≥ 74.7%
7 GOVERNANÇA	**GOVERNANÇA:** Nível da ELB na listagem da B3	Nível 1
8 GESTÃO	**PRODUTIVIDADE:** Resultado Operacional / empregado	**
9 INOVAÇÃO E TRANSFORMAÇÃO DIGITAL	**INOVAÇÃO:** Investimento em P&D+I / ROL	1.2%

No PDNG 2021-2025 estão previstos investimentos que totalizam R$ 41,1 bilhões, dos quais R$ 38,3 bilhões representam investimentos corporativos e R$ 2,8 bilhões em SPE.
O cenário aprovado para esse quinquênio prevê majoritariamente investimentos em projetos existentes e/ou em contratação, com exceção apenas para negócios que foram considerados estratégicos para a Companhia.

Do total de investimento previsto, destaca-se o empreendimento corporativo da Usina Nuclear de Angra 3 que totaliza R$ 15,3 bilhões, representando 37% de todo o investimento no quinquênio.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

Investimento total 2021-2025

R$ 41.103 milhões


Investimento 2021-2025 (R$ mil) – *moeda corrente*
8.245
10.115
9.211
7.974
5.557
1,431
684
1,820
1,498
2,813
535
412
2,843
2,865
3,460
538
321
2,305
2,574
3,474
204
285
1,864
2,354
3,267
116
267
1,336
1,548
2,290
2021
2022
2023
2024
2025
Angra 3
Geração Corporativo
Transmissão Corporativo
Infraestrutura e Ambiental
SPE

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

2. Justificativa da Contratação

A boa Governança Corporativa é medida por quatro pilares: Responsabilidade Corporativa, Prestação de Contas, Equidade e Transparência. Os negócios da Empresa devem ser conduzidos com o objetivo de perenizar a organização, zelando pela viabilidade econômico-financeira da mesma, reduzindo externalidades negativas dos seus negócios e operações, aumentando as externalidades positivas, levando sempre em consideração no seu modelo de negócios, os diversos capitais (financeiro, humano, intelectual, etc.) da empresa no curto, médio e longo prazos.

Assim, em 23 de fevereiro de 2021, o governo federal entregou ao Congresso Nacional a Medida Provisória (MP) nº 1.031, que trata da capitalização da Eletrobras.

A edição da Medida Provisória visa permitir que o Banco Nacional de Desenvolvimento Econômico e Social (BNDES) comece os estudos que estruturarão a capitalização da Eletrobras. O texto traz modificações em relação ao projeto de lei apresentado em 2019.

Justamente em virtude das incertezas e indefinições que pairam sobre o processo de capitalização é que a companhia optou pelo auxílio de uma consultoria especializada, esperando somar esforços, conhecimento e experiência para uma melhor análise da proposta de capitalização da Companhia em busca de trazer insumos importantes para tomada de decisão do Conselho de Administração da Eletrobras.

3. Objeto

Serviços especializados no suporte à decisão da alta administração, que vise definir o valor da outorga no possível processo de privatização da Companhia, estabelecendo cenários, avaliando os impactos positivos e negativos relativos ao encaminhamento da MP 1.031/21 pelo Ministério de Minas e Energia (MME) à Câmara dos Deputados, assim como fato relevante publicado pela Eletrobras de 23/02/2021, e possíveis alternativas regulatórias. Particularmente, no que tange à descotização, a proposta autoriza a comercialização dessa energia a preços de mercado, desde que haja a capitalização da Eletrobras.

Item	Produtos	Estimativa de horas para a atividade	Estimativa de quadro de profissionais
1	Modelo econômico-financeiro, em Excel, desbloqueado, sem abas ocultas e com todas as fórmulas disponíveis, para cálculo do valor da outorga, quantificando o impacto financeiro utilizando a metodologia de fluxo de caixa descontado. Os dados de entrada estão definidos conforme a MP 1.031/2021 e o fato relevante publicado pela Eletrobras de 23/02/2021. Considerando que estes dados estão sujeitos a mudanças, o modelo deverá permitir as variações adequadas. O modelo deverá prever, por usina, o fluxo de caixa descontado do cenário atual de regime de exploração por cota e do regime de produção independente.	600	1 Gerente do Projeto 1 analista pleno 1 analista de finanças sênior

2	Tutorial de utilização e atualização do modelo econômico-financeiro para cálculo do valor da outorga do item 1.	40	1 analista pleno 1 analista de finanças sênior
3	Relatório completo com o detalhamento das premissas e metodologias utilizadas (as quais devem levar em conta os termos da legislação e regulamentação vigentes aplicáveis ao caso) para a elaboração do modelo econômico-financeiro. Nos idiomas português e inglês.	60	1 analista pleno 1 analista de finanças sênior
4	Relatório com a análise dos cenários de atratividade para a Eletrobras considerando o objeto da MP 1.031/2021, observando os custos, riscos (levando em conta a legislação vigente aplicáveis, tais como mas não se limitando a ANA, ANEEL, etc) e benefícios associados à descotização, quantificando o impacto financeiro utilizando a metodologia de fluxo de caixa descontado. Explicitar as variáveis críticas que influenciam na vantajosidade, ou não, sob a mudança de regime de exploração para produção independente, sob o ponto vista da Eletrobras. Nos idiomas português e inglês.	140	1 Gerente do Projeto 1 analista pleno 1 analista de finanças sênior
5	a) Modelo final revisado previsto do produto 1, levando em conta a legislação, regulamentação e normativos finais editados acerca da modelagem de capitalização. b) Relatório final que deverá avaliar além do contido nos tópicos acima, os dados que serão remetidos pela autoridade competente para definição do valor agregado das outorgas dos novos contratos de concessão, nos termos da legislação e regulamentação vigentes. Nos idiomas português e inglês.	140	1 Gerente do Projeto 1 analista pleno 1 analista de finanças sênior
6	Realização de 8 (oito) reuniões executivas, com preparação de material específico, no âmbito dos itens anteriores, com a participação de membros da diretoria Executiva e Conselheiros de Administração.	240	1 Gerente do Projeto 1 analista pleno 1 analista de finanças sênior

A estimativa de horas previstas nas tabelas acima não constituirá qualquer obrigação da **ELETROBRAS** com a empresa a ser contratada. É de responsabilidade do licitante a elaboração de sua proposta de preços, tendo por base as especificações descritas neste Termo de Referência.

Considerações Gerais para execução do objeto:

a) Todas as metodologias e premissas utilizadas e necessárias para o desenvolvimento do trabalho, com base na legislação e regulamentação vigentes aplicáveis ao caso, deverão ser validadas pela contratante ao início das atividades, quais sejam, não se limitando a: Garantia física das usinas hidrelétricas, hedge para mitigação de risco hidrológico (GSF) no cenário de regime de exploração para produção independente, perdas elétricas, preço da

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

energia, receita de cotas, taxa de desconto, prêmio de risco, tributos, análise de risco do negócio, etc.

b) A projeção de preços para comercialização de energia deverá ser fundamentada em pesquisa de mercado para o período de concessão em conjunto com utilização de metodologia comumente usada no mercado para projeção de preços de longo prazo.

Sobre o cálculo da nova Garantia Física das usinas hidrelétricas envolvidas no processo, a proponente deverá realizar, partindo da consideração, como referência, da metodologia estabelecida em legislação vigente, assim como do caso base (*decks* dos modelos computacionais envolvidos no cálculo) e/ou das premissas específicas que possivelmente serão considerados pela Empresa de Pesquisa Energética para o cálculo.

4. Requisitos Obrigatórios

A Proponente deverá apresentar comprovação de experiência e qualificação técnica compatível com o objeto da presente contratação.

5. Condições de Prestação de Serviço

Os trabalhos serão realizados remotamente. O preço deve contemplar gastos com tributos, impostos. Ressalta-se que nenhum ônus ou despesas gerais incorridas pela contratada durante a execução dos serviços de consultoria será reembolsado pela Eletrobras.

Será de responsabilidade da Contratada toda e qualquer despesa necessária à execução dos serviços ora citados, tais como passagens aéreas e terrestres, deslocamentos, táxis, hospedagem, alimentação, telefonemas, horas extras, dentre outros, bem como de todos os impostos incidentes na prestação dos serviços. A Eletrobras não reembolsará nenhuma despesa incorrida pela contratada.

Apresentar à ELETROBRAS a relação dos profissionais que serão colocados à disposição da ELETROBRAS para a prestação dos serviços.

Comunicar e submeter à aprovação da ELETROBRAS todas as substituições de profissionais, inclusive as provisórias.

O contratado deverá levar em consideração que os trabalhos a serem desenvolvidos, objeto do presente TR, deverão levar em conta a legislação e regulamentação vigentes não somente na data da contratação, mas também durante todo o período de vigência do contrato, incluindo, mas não se limitando a alterações que possam ocorrer ao longo do processo legislativo de tramitação do texto da MP 1.031/2021 até a sua conversão lei.

6. Prazo e Cronograma de Execução

A execução dos serviços contratados deverá ocorrer em até 10 (dez) semanas após a assinatura do contrato, conforme cronograma a seguir:

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

Fases	S1	S2	S3	S4	S5	S6	S7	S8	S9	S10
1. Planejamento dos trabalhos	X									
2. Coleta de dados e interação com empresas/áreas para levantamento de dados e validação das premissas.		X	X	X	X	X	X	X		
3. Modelo econômico-financeiro, em Excel, para cálculo do valor da outorga, quantificando o impacto financeiro e em termos de TSR. Os dados de entrada estão definidos conforme a MP 1.031/2021 e o fato relevante publicado pela Eletrobras de 23/02/2021. Considerando que estes dados estão sujeitos a mudanças, o modelo deverá permitir as variações adequadas.		X	X	X	X	X				
4. Tutorial de utilização e atualização do modelo econômico-financeiro para cálculo do valor da outorga do item 1.							X			
5. Relatório completo com o detalhamento das premissas e metodologias utilizadas (as quais devem levar em conta os termos da legislação e regulamentação vigentes aplicáveis ao caso) para a elaboração do modelo econômico-financeiro. Nos idiomas português e inglês.							X	X		
6. Relatório com a análise dos cenários de atratividade para a Eletrobras considerando o objeto da MP 1.031/2021, observando os custos, riscos (levando em conta a legislação vigente aplicáveis, tais como mas não se limitando a ANA, ANEEL, etc) e benefícios associados à descotização, quantificando o impacto								X	X	

financeiro utilizando a metodologia de fluxo de caixa descontado. Explicitar as variáveis críticas que influenciam na vantajosidade, ou não, sob a mudança de regime de exploração para produção independente, sob o ponto vista da Eletrobras. Nos idiomas português e inglês.										
7. Modelo final revisado previsto do produto 1, levando em conta a legislação, regulamentação e normativos finais editados acerca da modelagem de capitalização. Relatório final que deverá avaliar além do contido nos tópicos acima, os dados que serão remetidos pela autoridade competente para definição do valor agregado das outorgas dos novos contratos de concessão, nos termos da legislação e regulamentação vigentes. Nos idiomas português e inglês.									X	X
8. Realização de 8 (oito) reuniões executivas, no âmbito dos itens anteriores, com a participação de membros da diretorias Executiva e Conselheiros de Administração.				X	X	X	X	X	X	X

7. Local de Execução dos Serviços

Por conta da pandemia de Covid-19 os trabalhos serão realizados remotamente.

8. Condições de Pagamento

Os pagamentos se darão conforme entrega e recebimento dos produtos estipulados no item 3 que terão seus preços cotados unitariamente. O valor de cotação de cada produto não poderá exceder ao valor percentual de cotação destinado a cada produto em relação ao valor total do contrato, somando 100%, conforme tabela abaixo:

Produto (conforme item 3)	Valor Percentual de Cotação em relação ao Valor Total do contrato
1	49%
2	3%
3	5%
4	11%
5	12%
6	20%

9. Condições de Recebimento

A **ELETROBRAS**, por meio do agente de fiscalização técnica, deve receber o objeto do presente termo de referência, parcialmente, em até **10 (dez) dias corridos**, a contar da comunicação da **CONTRATADA** para a **ELETROBRAS**, relativo à entrega de cada produto, conforme definido no item 3 e no cronograma de execução indicado no item 6 do Termo de Referência, representando aceitação da execução da etapa.

10. Qualificação Técnica dos Profissionais

Profissionais de liderança

1. Pelo menos 1 profissional com mais de 10 anos de experiência, apresentando em seu currículo, nos últimos 5 anos, atividades relacionadas a projetos de valuation de empresas de energia no Brasil ou no exterior.

Profissionais da equipe de execução

2. Pelo menos 1 profissional com mais de 5 anos de experiência apresentando em seu currículo atividades relacionadas a projetos relacionados ao mercado de energia brasileiro, notadamente no que se refere a projeção de preços e comercialização de energia, cálculo de garantia física de usinas hidrelétricas, regulação do setor elétrico brasileiro relativa à geração de energia;

3. Pelo menos 1 profissional com mais de 3 anos de experiência apresentando em seu currículo atividades relacionadas a projetos relacionados a finanças corporativas no Brasil.

Critérios de comprovação

- Experiência profissional: apresentação de carteira de trabalho, CV atestado pelo proponente, contrato social, contrato de prestação de serviço, referências de contatos de clientes, e atestados ou certidões contendo os seguintes dados: local de execução, nome do contratante e da pessoa jurídica contratada, nome(s) do(s) responsável(is) técnico(s), seu(s) título(s) profissional(is) e número(s) de registro(s), se a profissão exigir; descrição técnica indicando os serviços e quantitativos executados, assim como o período. Tais documentos poderão ser apresentados alternativamente.

A Contratada deverá apresentar a documentação dos profissionais em até 10 (dez) dias corridos após a assinatura do contrato.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

11. Termo de confidencialidade

Considerando a natureza das atividades, a contratada se compromete que no momento da contratação, a CONTRATADA, bem como sua equipe técnica, sócios, diretores e outras pessoas envolvidas na execução dos serviços que constituem o objeto do contrato, assinarão Termo de Confidencialidade e não divulgação das informações a que, eventualmente, possam ter acesso no curso da execução dos serviços.

12. Obrigações específicas da Contratada

12.1. Apresentar à **ELETROBRAS** equipe composta por profissionais devidamente qualificados, experientes e com expertise necessária para a realização dos serviços, conforme exigido pelo Termo de Referência.

12.2. Comprovar a qualificação dos profissionais alocados nos serviços por meio da apresentação de documentações e currículos que comprovem a experiência exigida no item 10 do Termo de Referência, até 10 dias após assinatura do contrato.

12.3. No caso de necessidade de substituição de profissional, deverá realizá-la em tempo hábil de forma a submetê-la à **ELETROBRAS**, de forma a não comprometer o andamento e o resultado dos trabalhos.

12.4. Transferir para o domínio da **ELETROBRAS** todas as informações e documentações produzidas por ocasião do término da vigência deste Contrato.

12.5. A **CONTRATADA** não poderá atuar em conflito de interesses com a **ELETROBRAS**.

12.6. Apresentar por escrito, esclarecimentos sobre seus relatórios, quando solicitados pela **ELETROBRAS**.

12.7. É vedado à **CONTRATADA** subscrever ações no aumento de capital por subscrição pública previsto na Medida Provisória 1.031/2021.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

EDITAL DE PREGÃO DSS Nº 10/2021

ANEXO II – MODELO PARA A PROPOSTA - PLANILHA DE PREÇOS

MODELO PARA A PROPOSTA - PLANILHA DE PREÇOS

(SUBITEM 4.1)

(A proposta deve ser assinada e rubricada em todas as suas folhas pelo representante legal da empresa ou por seu procurador. O modelo de proposta deste anexo tem por objetivo facilitar o trabalho das empresas interessadas, admitindo-se adaptações e acréscimos desde que não seja ocultada ou retirada qualquer informação contida no modelo.)

Produtos (conforme Termo de Referência, Anexo I do Edital)		**Preço por Produto (R$)**	**(%) Preço global**
1	Modelo econômico-financeiro, em Excel, desbloqueado, sem abas ocultas e com todas as fórmulas disponíveis, para cálculo do valor da outorga, quantificando o impacto financeiro utilizando a metodologia de fluxo de caixa descontado. Os dados de entrada estão definidos conforme a MP 1.031/2021 e o fato relevante publicado pela Eletrobras de 23/02/2021. Considerando que estes dados estão sujeitos a mudanças, o modelo deverá permitir as variações adequadas. O modelo deverá prever, por usina, o fluxo de caixa descontado do cenário atual de regime de exploração por cota e do regime de produção independente.		49%
2	Tutorial de utilização e atualização do modelo econômico-financeiro para cálculo do valor da outorga do item 1.		3%
3	Relatório completo com o detalhamento das premissas e metodologias utilizadas (as quais devem levar em conta os termos da legislação e regulamentação vigentes aplicáveis ao caso) para a elaboração do modelo econômico-financeiro. Nos idiomas português e inglês.		5%

Produtos (conforme Termo de Referência, Anexo I do Edital)		Preço por Produto (R$)	(%) Preço global
4	Relatório com a análise dos cenários de atratividade para a Eletrobras considerando o objeto da MP 1.031/2021, observando os custos, riscos (levando em conta a legislação vigente aplicáveis, tais como mas não se limitando a ANA, ANEEL, etc) e benefícios associados à descotização, quantificando o impacto financeiro utilizando a metodologia de fluxo de caixa descontado. Explicitar as variáveis críticas que influenciam na vantajosidade, ou não, sob a mudança de regime de exploração para produção independente, sob o ponto vista da Eletrobras. Nos idiomas português e inglês.		11%
5	a) Modelo final revisado previsto do produto 1, levando em conta a legislação, regulamentação e normativos finais editados acerca da modelagem de capitalização. b) Relatório final que deverá avaliar além do contido nos tópicos acima, os dados que serão remetidos pela autoridade competente para definição do valor agregado das outorgas dos novos contratos de concessão, nos termos da legislação e regulamentação vigentes. Nos idiomas português e inglês.		12%
6	Realização de 8 (oito) reuniões executivas, com preparação de material específico, no âmbito dos itens anteriores, com a participação de membros da diretoria Executiva e Conselheiros de Administração.		20%
Preço Global			**100%**

Validade da proposta:.........(Observar item 4.3 do Edital)

DADOS DO PROPONENTE: ....(Razão social, endereço completo, telefone, e-mail ...)

DADOS DO(S) REPRESENTANTE(S) LEGAL(IS), em caso de assinatura de contrato:

- Nome do representante:

- CPF:

- Cargo:
- E-mail (de acesso pelo próprio representante legal):
- Possui assinatura digital? ( ) sim ( ) não

OBS:

1- No preço acima estão inclusos todos os custos e despesas, tais como: custos diretos e indiretos, tributos, encargos sociais, trabalhistas e previdenciários, seguros, taxas, lucro, viagens, hospedagem, alimentação, táxis, telefonemas, horas extras, transportes e todos os outros necessários ao cumprimento integral do objeto.

2- Declaramos total concordância com os termos da Minuta do Contrato do Edital em referência e demais condições da presente licitação.

_________________, ____ de _______________ de 2021.

____
Assinatura do representante legal da Empresa/**Carimbo**

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

EDITAL DE PREGÃO DSS Nº 10/2021

ANEXO III – MODELOS DE DECLARAÇÕES

MODELO 1

DECLARAÇÃO SOBRE IMPEDIMENTOS DA LEI Nº 13.303/2016

(SUBITEM 6.1.h)

Ref: Pregão Eletrônico DSS nº 10/2021

Declaramos, sob as penalidades da lei, que a empresa ...., da qual somos representantes credenciados, não se enquadra em nenhum dos impedimentos previstos no artigo 38 da Lei nº 13.303/2016.

...., ...de ....de 2021.

....

Assinatura do representante legal da Empresa

MODELO 2

DECLARAÇÃO

(SUBITEM 6.1.i)

Ref: Pregão Eletrônico DSS nº 10/2021

Declaramos, que iremos dispor, na data de assinatura do contrato, das categorias de profissionais, em quantidade compatível para a execução do objeto, de acordo com o item 10 do Termo de Referência, Anexo I do Edital.

...., ...de ....de 2021.

....

Assinatura do representante legal da Empresa

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

MODELO 3

DECLARAÇÃO

(SUBITEM 6.1.j)

Ref: Pregão Eletrônico DSS nº 10/2021

___________________________*(representante do Proponente)*, portador da Cédula de Identidade RG nº ____________e do CPF nº ____________, como representante devidamente constituído de________________________*(identificação do Proponente)*, inscrita no CNPJ nº ________________, doravante denominado PROPONENTE, para fins do disposto no Edital de Pregão Eletrônico no xx/2021 do Procedimento Competitivo de Serviços de Cálculo do valor de Outorga, declara, sob pena da lei, que em nenhuma medida, e em nenhum momento, assessorou ou foi assessorado, no todo ou em parte, direta ou indiretamente, por qualquer assessor técnico, jurídico e financeiro, pessoa física ou jurídica, que tenha interesse direto ou indireto no processo de capitalização da Eletrobras previsto na MP 1.031, de 23 de fevereiro de 2021, nos termos das letras (a) e (b), do item 3.7 do Edital Pregão Eletrônico no xx/2021, no bem como não recebeu, direta ou indiretamente, qualquer documento ou informação de tais pessoas, não tendo participado de nenhum acordo ou entendimento, formal ou informal que tenha como objeto a capitalização da Eletrobras.

________________, em ___ de ____________ de 2021

____
(assinatura e qualificação do representante legal do licitante)

MODELO 4

DECLARAÇÃO SOBRE VEDAÇÃO DO DECRETO Nº 9.507/2018

(ITEM 11.4.1)

Ref: Pregão Eletrônico DSS nº 10/2021

Declaramos, sob as penalidades da lei, que a empresa ...., da qual somos representantes credenciados, não se enquadra na vedação prevista no artigo 5º do Decreto nº 9.507, de 21 de setembro de 2018.

...., ...de ....de 2021.

....
Assinatura do representante legal da Empresa

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

MINISTÉRIO DE MINAS E ENERGIA
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

EDITAL DE PREGÃO DSS Nº 10/2021

ANEXO IV - MINUTA DE CONTRATO

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

ÍNDICE

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

Nº ECE–DSS- …./2021

CONTRATO QUE ENTRE SI CELEBRAM CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS E……………, PARA A PRESTAÇÃO DE SERVIÇOS ESPECIALIZADOS NO SUPORTE À DECISÃO DA ALTA ADMINISTRAÇÃO QUE VISE DEFINIR O VALOR DA OUTORGA NO POSSÍVEL PROCESSO DE PRIVATIZAÇÃO DA COMPANHIA

A **CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS**, doravante denominada **ELETROBRAS**, sociedade de economia mista, constituída na forma da Lei nº 3.890-A, de 25 de abril de 1961, com sede na cidade de Brasília, Distrito Federal, e escritório central na Rua da Quitanda, nº 196- 24º andar, Rio de Janeiro, Estado do Rio de Janeiro, inscrita no Cadastro Nacional de Pessoas Jurídicas sob o nº 00001180/0002-07, Inscrição Municipal nº 92.405-7, Inscrição Estadual nº 77.410.805, devidamente autorizada pelo Memorando nº ..., de .../.../2021, neste ato representada por seus Diretores, abaixo assinados, em conformidade com o item 1.2 da Resolução 506/2020, de 17/08/2020 e com o artigo 49, inciso VII, do seu Estatuto Social, e

a.., doravante simplesmente designada **CONTRATADA**, empresa com sede na ...., na cidade ...., Estado ...., inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda sob o nº ...., neste ato representada por seu representante legal, nome........., nacionalidade..........., estado civil.........., profissão.........., identidade.......... e CPF................, abaixo assinado, de conformidade com os poderes que lhe são conferidos e que constam do seu Contrato Social/Estatuto Social, em consonância com o Edital de Pregão Eletrônico DSS Nº 10/2021, cujo Aviso foi publicado no Diário Oficial da União do dia 25 de maio de 2021, têm entre si, justo e contratado, o que se contém nas cláusulas e condições que se seguem:

CLÁUSULA PRIMEIRA

OBJETO

Constitui objeto deste Contrato a prestação de serviços especializados no suporte à decisão da alta administração, que vise definir o valor da outorga no possível processo de privatização da Companhia, estabelecendo cenários, avaliando os impactos positivos e negativos relativos ao encaminhamento da MP 1.031/21 pelo Ministério de Minas e Energia (MME) à Câmara dos Deputados, assim como fato relevante publicado pela Eletrobras de 23/02/2021, e possíveis alternativas regulatórias, conforme disposto no Edital de Licitação e seus Anexos.

CLÁUSULA SEGUNDA

VALOR DO CONTRATO

2.1. Como contrapartida à execução do objeto do presente Contrato, a **ELETROBRAS** deve pagar à **CONTRATADA** o valor total de ___________________, de acordo com as parcelas definidas no item 3 e no cronograma definido no item 6 do Termo de Referência, anexo I do edital, sendo que

o recurso financeiro destinado ao pagamento está definido no orçamento da **ELETROBRAS**, na Requisição de Compra nº 3000234919.

CLÁUSULA TERCEIRA

PRAZOS

3.1. O prazo de execução do objeto desta contratação é de até 10 (dez) semanas, contados a partir da data da última assinatura do instrumento contratual pela autoridade competente da ELETROBRAS, respeitados os prazos das parcelas definidas no item 3 e no cronograma definido no item 6 do Termo de Referência, anexo I do edital, e o prazo de vigência é de 5 (cinco) meses, também contados a partir da data da última assinatura do instrumento contratual pela autoridade competente da ELETROBRAS.

3.2. Caso o presente contrato seja assinado antes da conversão da MP 1.031/2021 em lei, os prazos de execução do objeto e de vigência serão contados somente a partir da data de conversão da referida medida provisória em lei, conforme o disposto na cláusula vinte - **CONDIÇÃO SUSPENSIVA DO CONTRATO.**

CLÁUSULA QUARTA

DA FUNDAMENTAÇÃO LEGAL E PEÇAS CONSTITUTIVAS DO CONTRATO

4.1. O presente **CONTRATO** será regido por suas cláusulas, que devem ser fundamentadas nas disposições da lei nº 13.303/2016, no Regulamento de Licitações e Contratos da **ELETROBRAS** e na legislação civil.

4.2. A contradição involuntária entre, por um lado, o instrumento de contrato ou documento equivalente, e, de outro, as condições licitadas, configuradas pelo edital e seus documentos anexos, ou ao termo de dispensa ou contratação direta, e as propostas apresentadas pela contratada, resolvem-se em prol das condições licitadas, preservado o princípio da boa-fé objetiva.

CLÁUSULA QUINTA

EXECUÇÃO DO CONTRATO

5.1. O Contrato deve ser executado fielmente pelas partes de acordo com as cláusulas e condições avençadas, as normas ditadas pela Lei n. 13.303/2016 e pelo Regulamento de Licitações e Contratos da **ELETROBRAS**, neste instrumento denominado "Regulamento", respondendo cada uma das partes pelas consequências de sua inexecução total ou parcial.

5.1.1. A **CONTRATADA** é responsável pelos danos causados direta ou indiretamente à **ELETROBRAS** ou a terceiros em razão da execução do Contrato, não excluindo ou reduzindo essa responsabilidade a fiscalização ou o acompanhamento pela **ELETROBRAS**.

5.1.2. A fiscalização da execução do presente Contrato deve ser realizada por fiscal técnico e fiscal administrativo, formalmente designados pelo gestor da Unidade Técnica e pela autoridade competente da **ELETROBRAS**, respectivamente, e consiste na verificação do cumprimento das

obrigações contratuais por parte da **CONTRATADA**, com a alocação dos recursos, pessoal qualificado, técnicas e materiais necessários.

5.1.3. Os serviços da **CONTRATADA** estarão, permanentemente, sujeitos à fiscalização geral da **ELETROBRAS**, que a exercerá por meio de representantes credenciados, cujo pleno exercício de suas funções a **CONTRATADA** facilitará.

5.1.4. O gestor do Contrato pode suspender a sua execução em casos excepcionais e motivados tecnicamente pelo fiscal técnico do Contrato, devendo comunicá-la ao preposto da **CONTRATADA**, indicando:

a) o prazo da suspensão, que pode ser prorrogado, se as razões que a motivaram não estão sujeitas ao controle ou à vontade do gestor do Contrato;

b) se deve ou não haver desmobilização, total ou parcial, e quais as atividades devem ser mantidas pela **CONTRATADA**;

c) o montante que deve ser pago à **CONTRATADA** a título de indenização em relação a eventuais danos já identificados e o procedimento e metodologia para apurar valor de indenização de novos danos que podem ser gerados à **CONTRATADA**.

5.1.5. Constatada qualquer irregularidade na licitação ou na execução contratual, o gestor do Contrato deve, se possível, saneá-la, evitando-se a suspensão da execução do Contrato ou outra medida como decretação de nulidade ou rescisão contratual.

5.1.6. As partes contratantes não são responsáveis pela não execução, execução tardia ou parcial de suas obrigações, desde que essa falta resulte, comprovadamente, de fato necessário, cujo efeito não era possível evitar ou impedir. Essa exoneração de responsabilidade deve produzir efeitos nos termos do parágrafo único do artigo 393 do Código Civil Brasileiro.

5.1.7. No caso de uma das partes se achar impossibilitada de cumprir alguma de suas obrigações, por motivo de caso fortuito ou força maior, deve informar expressa e formalmente esse fato à outra parte, no máximo até 10 (dez) dias consecutivos contados da data em que ela tenha tomado conhecimento do evento.

5.1.8. A comunicação de que trata o item 5.1.7 deve conter a caracterização do evento e as justificativas do impedimento que alegar, fornecendo à outra parte, com a maior brevidade, todos os elementos comprobatórios e de informação, atestados periciais e certificados, bem como comunicando todos os elementos novos sobre a evolução dos fatos ou eventos verificados e invocados, particularmente sobre as medidas tomadas ou preconizadas para reduzir as consequências desses fatos ou eventos, e sobre as possibilidades de retomar, no todo ou em parte, o cumprimento de suas obrigações contratuais.

5.1.8.1. O prazo para execução das obrigações das partes, nos termos desta Cláusula, deve ser acrescido de tantos dias quanto durarem as consequências impeditivas da execução das respectivas obrigações da parte afetada pelo evento.

5.1.9. Na hipótese prevista no item 5.1.7 desta Cláusula, a **CONTRATADA** deve submeter à **ELETROBRAS**, por escrito, todas as medidas que lhe parecerem oportunas, com vistas a reduzir ou eliminar as dificuldades encontradas, bem como os custos envolvidos. A **ELETROBRAS** compromete-se a manifestar-se, por escrito, no prazo máximo de 10 (dez) dias consecutivos, quanto à sua aprovação, recusa ou às disposições por ela aceitas, com seus custos correlatos.

5.1.10. A não utilização pelas partes de quaisquer dos direitos assegurados neste Contrato, ou na Lei em geral, ou no Regulamento, ou a não aplicação de quaisquer sanções, não invalida o restante do Contrato, não devendo, portanto, ser interpretada como renúncia ou desistência de aplicação ou de ações futuras.

5.1.11. Qualquer comunicação pertinente ao Contrato, a ser realizada entre as partes contratantes, inclusive para manifestar-se, oferecer defesa ou receber ciência de decisão sancionatória ou sobre rescisão contratual, deve ocorrer por escrito, preferencialmente nos seguintes e-mails:

E-mail ELETROBRAS - ________________

E-mail CONTRATADA -________________

5.1.12. As partes estão obrigadas a comunicarem uma a outra, com 5 (cinco) dias de antecedência, qualquer alteração nos respectivos e-mails. No caso de falha ou problema técnico, as partes devem comunicar, uma a outra, em até 5 (cinco) dias.

CLÁUSULA SEXTA

RECEBIMENTO DO OBJETO

6.1. A **ELETROBRAS**, por meio do agente de fiscalização técnica, deve receber o objeto do presente Contrato, parcialmente, em até 10 (dez) dias corridos, a contar da comunicação da **CONTRATADA** para a **ELETROBRAS**, relativo à entrega de cada produto, conforme definido no item 3 e no cronograma de execução indicado no item 6 do Termo de Referência, anexo I do edital, representando aceitação da execução da etapa.

6.2. Caso verifique o descumprimento de obrigações por parte da **CONTRATADA**, o agente de fiscalização técnica ou administrativa deve comunicar ao preposto deste, indicando, expressamente, o que deve ser corrigido e o prazo máximo para a correção. O tempo para a correção deve ser computado no prazo de execução de etapa, parcela ou do Contrato, para efeito de configuração da mora e suas cominações.

6.3. Realizada a correção pela **CONTRATADA**, abrem-se novamente os prazos para os recebimentos estabelecidos no item 6.1 desta Cláusula.

6.4. O agente de fiscalização técnica encaminhará o Termo de Aceite Técnico, referente ao item 6.1, devidamente assinado, para o agente de fiscalização administrativa, que ficará responsável pela conferência dos valores contratados, encaminhamento do Termo à **CONTRATADA** e respectiva autorização para faturamento.

6.5. O recebimento definitivo, relativo à integralidade do **CONTRATO**, representa a aceitação integral do **CONTRATO** e a liberação da **CONTRATADA** no tocante a vícios aparentes.

6.6. O recebimento definitivo, de responsabilidade do agente de fiscalização técnica, será realizado no prazo de até 15 (quinze) dias úteis, contados da entrega do Produto Final.

CLÁUSULA SÉTIMA

CONDIÇÕES DE FATURAMENTO E PAGAMENTO

7.1. O pagamento é condicionado ao recebimento parcial, conforme Cláusula Sexta, e deve ser efetuado mediante a apresentação de Nota Fiscal/Fatura pela **CONTRATADA** à unidade de gestão de contrato da **ELETROBRAS**, que deve conter o detalhamento do objeto executado, o número deste Contrato, a instituição e agência bancária, e a conta corrente na qual deve ser depositado o respectivo pagamento.

7.1.1. Os pagamentos se darão conforme entrega e recebimento dos produtos estipulados nos itens 3 e 6 do Termo de Referência, anexo I do edital e quantificados na Planilha de Preços, anexo II do edital, observado o disposto na Cláusula Sexta deste Contrato.

7.2. As Notas Fiscais/Faturas correspondentes aos serviços efetivamente prestados deverão ser emitidas em conformidade com a legislação do município onde a **CONTRATADA** esteja estabelecida, observado o disposto no item 7.4.

7.2.1. Nos casos em que a **CONTRATADA** se enquadre nas hipóteses de obrigatoriedade de emissão de Nota Fiscal de Serviços Eletrônica (NFS-e), as notas fiscais, correspondentes aos serviços efetivamente prestados, deverão ser enviadas, obrigatoriamente em PDF, até o 2º (segundo) dia útil após a autorização da **ELETROBRAS** para faturamento, para o seguinte endereço: faturamento-dssg@eletrobras.com, com cópia para o agente de fiscalização administrativa.

7.2.2. Nos casos em que a **CONTRATADA,** com a devida comprovação, não se enquadrar nas hipóteses de obrigatoriedade de emissão de Nota Fiscal de Serviços Eletrônica (NFS-e), deverá apresentar, em duas vias, as notas fiscais/faturas, correspondentes aos serviços efetivamente prestados, sem conter rasuras de qualquer natureza, até o 2º (segundo) dia útil após a autorização da **ELETROBRAS** para faturamento.

7.2.3. A **CONTRATADA** deverá enviar as notas fiscais/faturas, nos casos especificados no item 7.2.2, para o endereço abaixo:

Centrais Elétricas Brasileiras – ELETROBRAS
Departamento de Gestão de Contratos Corporativos - DSSG
Rua da Quitanda, 196, 5º andar (Ed. Mario Bhering)
Centro – Rio de Janeiro – RJ
CEP: 20.091-005

7.2.4. O CNPJ das notas fiscais deve ser aquele que consta no preâmbulo do contrato e deve se referir ao estabelecimento que participou da licitação.

7.3. Caso a **CONTRATADA** emita documento fiscal autorizado por outro município que não o do Rio de Janeiro, a **ELETROBRAS**, nos termos do Decreto Municipal do Rio de Janeiro nº 28248, de 30 de julho de 2007, regulado pela Resolução SMF nº 2515, de 30 de julho de 2007, antes de efetuar o pagamento mensal, verificará a situação cadastral da **CONTRATADA** junto ao Cadastro de empresas Prestadoras de Outros Municípios – CEPOM da Secretaria Municipal de Fazenda da Prefeitura do Rio de Janeiro, através do sítio http://dief.rio.rj.gov.br/cepom.

7.4. De acordo com a instrução fornecida pela Secretaria Municipal de Fazenda da Prefeitura do Rio de Janeiro, com base no resultado da consulta supracitada, ressalvadas as exceções constantes no artigo 3º da Lei Complementar Federal nº. 116, de 31 de julho de 2003, a **ELETROBRAS** deverá fazer ou não a retenção na fonte da quantia equivalente ao ISS dos serviços faturados bem como providenciar, nos termos da legislação vigente, o devido recolhimento.

7.5. Para o efetivo pagamento à **CONTRATADA** deve haver manifestação da **ELETROBRAS**, através do agente de fiscalização administrativa, conforme descrito no item 6.4., informando o aceite dos serviços e a respectiva autorização para faturamento. As Notas Fiscais/Faturas emitidas e apresentadas pela **CONTRATADA** à revelia do agente de fiscalização administrativa serão devolvidas pela **ELETROBRAS**.

7.6. O prazo para pagamento dos serviços é de, no máximo, 15 (quinze) dias, a contar do ateste da Nota Fiscal/Fatura pela unidade de gestão de **CONTRATO** da **ELETROBRAS**.

7.6.1 A partir do recebimento da Nota Fiscal/Fatura emitida pela **CONTRATADA**, a unidade de gestão de **CONTRATO** da **ELETROBRAS** disporá de 03 (três) dias úteis para efetuar a análise e o respectivo ateste ou, no mesmo prazo, devolvê-la motivadamente à **CONTRATADA**, observado o disposto nos item 7.5 e 7.7.

7.7. As faturas que apresentarem erros ou cuja documentação suporte esteja em desacordo com o contratualmente exigido devem ser devolvidas à **CONTRATADA** pela unidade de gestão de **CONTRATO** da **ELETROBRAS** para a correção ou substituição. A **ELETROBRAS**, por meio da unidade de gestão de **CONTRATO**, deve efetuar a devida comunicação à **CONTRATADA** dentro do prazo fixado no item 7.6.1.

7.7.1. Depois de apresentada a Nota Fiscal/Fatura, com as devidas correções, o prazo previsto no item 7.6 deve começar a correr novamente do seu início, sem que nenhuma atualização ou encargo possa ser imputado à **ELETROBRAS**.

7.8. A **ELETROBRAS** pode reter ou glosar os pagamentos, sem prejuízo das sanções cabíveis, se a **CONTRATADA**:

a) não produzir os resultados, deixar de executar, ou não executar com a qualidade mínima exigida as atividades contratadas; ou

b) deixar de utilizar materiais e recursos humanos exigidos para a execução do serviço, ou utilizá-los com qualidade ou quantidade inferior à demandada; ou

c) não arcar com as obrigações trabalhistas e previdenciárias dos seus empregados, quando dedicados exclusivamente à execução do Contrato.

7.9. Havendo controvérsia sobre a execução do objeto, quanto à dimensão, à qualidade e à quantidade, o montante correspondente à parcela incontroversa deverá ser pago no prazo previsto no item 7.6 e o relativo à parcela controvertida deve ser retido.

7.10. É vedado o pagamento antecipado.

7.11. É permitido à **ELETROBRAS** descontar dos créditos da **CONTRATADA** qualquer valor relativo à multa, ressarcimentos e indenizações, sempre observado o contraditório e a ampla defesa.

7.12. Quando da ocorrência de eventuais atrasos de pagamento provocados exclusivamente pela **ELETROBRAS**, o valor devido deve ser acrescido de atualização financeira, desde a data do vencimento até a data do efetivo pagamento, com base na variação acumulada *pro rata die* da Taxa Referencial - TR.

CLÁUSULA OITAVA

ALTERAÇÕES INCIDENTES SOBRE O OBJETO DO CONTRATO

8.1. A alteração incidente sobre o objeto do Contrato deve ser consensual e pode ser quantitativa, quando importa acréscimo ou diminuição quantitativa do objeto do Contrato, ou qualitativa, quando a alteração diz respeito a características e especificações técnicas do objeto do Contrato.

8.1.1. A alteração quantitativa sujeita-se aos limites previstos nos § 1º e 2º do artigo 81 da Lei nº 13.303/2016, devendo observar o seguinte:

a) a aplicação dos limites deve ser realizada separadamente para os acréscimos e para as supressões, sem que haja compensação entre os mesmos;

b) deve ser mantida a diferença, em percentual, entre o valor global do Contrato e o valor orçado pela **ELETROBRAS**, salvo se o fiscal técnico do Contrato apontar justificativa técnica ou econômica, que deve ser ratificada pelo gestor do Contrato;

8.1.2. A alteração qualitativa não se sujeita aos limites previstos nos §§ 1º e 2º do artigo 81 da Lei nº 13.303/2016, devendo observar o seguinte:

a) os encargos decorrentes da continuidade do Contrato devem ser inferiores aos da rescisão contratual e aos da realização de um novo procedimento licitatório;

b) as consequências da rescisão contratual, seguida de nova licitação e contratação, devem importar prejuízo relevante ao interesse coletivo a ser atendido pela obra ou pelo serviço;

c) as mudanças devem ser necessárias ao alcance do objetivo original do Contrato, à otimização do cronograma de execução e à antecipação dos benefícios sociais e econômicos decorrentes;

d) a capacidade técnica e econômico-financeira da **CONTRATADA** deve ser compatível com a qualidade e a dimensão do objeto contratual aditado;

e) a motivação da mudança contratual deve ter decorrido de fatores supervenientes não previstos e que não configurem burla ao processo licitatório;

f) a alteração não deve ocasionar a transfiguração do objeto originalmente contratado em outro de natureza ou propósito diverso.

8.1.3. As alterações incidentes sobre o objeto, observadas as disposições do art. 94 do Regulamento de Licitações e Contratos da **ELETROBRAS**, serão realizadas mediante termo aditivo e devem ser:

a) instruídas com memória de cálculo e justificativas de competência do fiscal técnico e do fiscal administrativo da **ELETROBRAS**, que devem avaliar os seus pressupostos e condições e, quando

for o caso, calcular os limites;

b) as justificativas devem ser ratificadas pela autoridade da unidade de gestão de contratos da **ELETROBRAS**; e

c) submetidas à área jurídica e, quando for o caso, à área financeira da **ELETROBRAS**;

CLÁUSULA NONA

EQUILÍBRIO ECONÔMICO FINANCEIRO DO CONTRATO

9.1. O equilíbrio econômico-financeiro do Contrato deve ocorrer por meio de:

a) reajuste: instrumento para manter o equilíbrio econômico-financeiro do contrato diante de variação de preços e custos que sejam normais e previsíveis, relacionadas com o fluxo normal da economia e com o processo inflacionário, devido ao completar 1 (um) ano a contar da data da proposta, ou

b) revisão: instrumento para manter o equilíbrio econômico-financeiro do Contrato diante de variação de preços e custos decorrentes de fatos imprevisíveis ou previsíveis, porém com consequências incalculáveis, e desde que se configure álea econômica extraordinária e extracontratual, sem a necessidade de periodicidade mínima.

9.1.1. A revisão deve ser precedida de solicitação da **CONTRATADA**, acompanhada de comprovação:

a) dos fatos imprevisíveis ou previsíveis, porém com consequências incalculáveis;

b) da alteração de preços ou custos, por meio de notas fiscais, faturas, tabela de preços, orçamentos, notícias divulgadas pela imprensa e por publicações especializadas e outros documentos pertinentes, preferencialmente com referência à época da elaboração da proposta e do pedido de revisão; e

c) de demonstração analítica, por meio de planilha de custos e formação de preços, sobre os impactos da alteração de preços ou custos no total do Contrato.

9.1.2. A revisão que não for solicitada durante a vigência do Contrato considera-se preclusa com a prorrogação ou renovação contratual ou com o encerramento do Contrato.

9.1.3. A criação, a alteração ou a extinção de quaisquer tributos ou encargos legais, bem como a superveniência de disposições legais, quando ocorridas após a data da apresentação da proposta, com comprovada repercussão nos preços contratados, implicarão a revisão destes para mais ou para menos, conforme o caso.

9.1.4. O reajuste dos preços será efetuado pela variação do Índice de Preços ao Consumidor Amplo – IPCA, do Instituto Brasileiro de Geografia e Estatística – IBGE, na periodicidade anual. O número índice base será o do mês da data limite para a apresentação da proposta e a variação se dará

pelo quociente obtido através da divisão do número índice do mês do primeiro aniversário da proposta pelo número índice do mês base.

9.1.4.1. A **CONTRATADA,** para obter direito à correção, deverá pleiteá-la por meio de correspondência à **ELETROBRAS**, preferencialmente explicitando a forma de aplicação do índice e o valor reajustado.

9.1.4.2. Após a análise do pleito pela **ELETROBRAS**, sendo devida a correção, a mesma será formalizada por meio de Apostila, a qual será o documento autorizativo para o pagamento.

CLÁUSULA DEZ

FORMALIZAÇÃO DAS ALTERAÇÕES CONTRATUAIS

10.1. As alterações contratuais incidentes sobre o objeto e as decorrentes de revisão contratual devem ser formalizadas por termo aditivo firmado pela mesma autoridade que firmou o Contrato, salvo regra de alçada da Eletrobras, devendo o extrato do termo aditivo ser publicado no sítio eletrônico da **ELETROBRAS**.

10.1.1. A decisão sobre o pedido de aditivo contratual deve ser feita no prazo máximo de 60 (sessenta) dias, contados a partir da solicitação. O prazo é suspenso quando se realizar diligência para requerer comprovações ou informações complementares.

10.1.2. Não caracterizam alteração do Contrato e podem ser registrados por simples apostila, dispensando a celebração de termo aditivo:

a) as atualizações, as compensações ou as penalizações financeiras decorrentes das condições de pagamento previstas no Contrato;

b) a correção de erro material havido no instrumento de Contrato;

c) as alterações na razão ou na denominação social da **CONTRATADA**;

d) as alterações na legislação tributária que produzam efeitos nos valores contratados, na hipótese do item 9.1.3 do presente Contrato;

e) renovações contratuais, sejam por extensão do prazo de execução ou prorrogação do prazo de vigência.; e

f) a variação do valor contratual para fazer face ao reajuste de preços e repactuação previstos no próprio contrato.

10.1.3. Os aditivos contratuais ou apostilamentos devem ser firmados dentro da vigência do respectivo contrato. Se o encerramento da vigência do contrato ocorrer em dia não útil ou sem expediente, os aditivos ou apostilamentos podem ser firmados no dia útil subsequente.

CLÁUSULA ONZE

RESCISÃO

11.1. O inadimplemento contratual de ambas as PARTES autoriza a rescisão, que deve ser formalizada por distrato. Aplica-se a teoria do adimplemento substancial, devendo as partes contratantes ponderar, no que couber, antes de decisão pela rescisão:

a) impactos econômicos e financeiros decorrentes do atraso na fruição dos benefícios do empreendimento;

b) riscos sociais, ambientais e à segurança da população local decorrentes do atraso na fruição dos benefícios do empreendimento;

c) motivação social e ambiental do empreendimento;

d) custo da deterioração ou da perda das parcelas executadas;

e) despesa necessária à preservação das instalações e dos serviços já executados;

f) despesa inerente à desmobilização e ao posterior retorno às atividades;

g) possibilidade de saneamento dos descumprimentos contratuais comprovados;

h) custo total e estágio de execução física e financeira do CONTRATO;

i) empregos diretos e indiretos perdidos em razão da paralisação do CONTRATO;
j) custo para realização de nova licitação ou celebração de novo CONTRATO;

k) custo de oportunidade do capital durante o período de paralisação.

11.2. O descumprimento das obrigações trabalhistas ou a não manutenção das condições de habilitação pela **CONTRATADA** pode dar ensejo à rescisão contratual, sem prejuízo das demais sanções.

11.3. Na hipótese do item 11.2 desta Cláusula, a **ELETROBRAS** pode conceder prazo para que a **CONTRATADA** regularize suas obrigações trabalhistas ou suas condições de habilitação, sob pena de rescisão contratual, quando não identificar má-fé ou a incapacidade da **CONTRATADA** de corrigir a situação.

11.4. O CONTRATO pode ser rescindido pela **ELETROBRAS** caso seja constatada violação das Leis Anticorrupção ou do Programa de Integridade (*Compliance*) das Empresas Eletrobras, por parte da **CONTRATADA**, condicionada à prévia manifestação fundamentada da Diretoria de Compliance ou equivalente.

11.5. A rescisão contratual, quando promovida pela **ELETROBRAS**, deve seguir o processo administrativo preceituado no artigo 97 do Regulamento.

CLÁUSULA DOZE

SANÇÕES ADMINISTRATIVAS

12.1. Pela inexecução total ou parcial do Contrato, a **ELETROBRAS** poderá, garantida a prévia defesa, de acordo com o processo administrativo preceituado no artigo 97 do Regulamento, aplicar ao contratado as sanções de advertência ou suspensão temporária de participação em licitação e impedimento de contratar com a **ELETROBRAS** por prazo não superior a 2 (dois) anos, que podem ser cumuladas com multa.

12.1.1. Na forma prevista no art, 96 do Regulamento, poderão ser aplicadas sanções administrativas à **CONTRATADA** na ocorrência de qualquer das hipóteses abaixo:

a) dar causa à inexecução parcial ou total do contrato;

b) deixar de entregar a documentação exigida para o certame, salvo na hipótese de inversão de fases prevista;

c) não manter a proposta, salvo se em decorrência de fato superveniente, devidamente justificado;

d) não celebrar o contrato ou não entregar a documentação exigida para a contratação, quando convocado dentro do prazo de validade de sua proposta.

e) ensejar o retardamento da execução ou da entrega do objeto da licitação sem motivo justificado.

f) apresentar documentação falsa exigida para o certame ou prestar declaração falsa durante a licitação ou a execução do contrato;
g) fraudar a licitação ou praticar ato fraudulento na execução do contrato;

h) comportar-se com má-fé ou cometer fraude fiscal;

i) praticar atos ilícitos visando a frustrar os objetivos da licitação.

12.1.1.1.A sanção de suspensão, referida no inciso III do artigo 83 da Lei nº 13.303/2016, deve observar os seguintes parâmetros:

a) se não se caracterizar má-fé, a pena base deve ser de 6 (seis) meses;

b) caracterizada a má-fé ou intenção desonesta, a pena base deve ser de 1 (um) ano e, no mínimo, de 6 (seis) meses, mesmo que aplicadas todas as atenuantes do Item 12.1.2 desta Cláusula.

12.1.1.2. As penas bases definidas no item 12.1.1.1 desta Cláusula podem ser qualificadas nos seguintes casos:

a) em 1/2 (um meio), se a **CONTRATADA** for reincidente;

b) em 1/2 (um meio), se a falta da **CONTRATADA** tiver produzido prejuízos relevantes para a ELETROBRAS.

12.1.2. As penas bases definidas no item 12.1.1.1 desta Cláusula podem ser atenuadas nos seguintes casos:

a) em 1/4 (um quarto), se a **CONTRATADA** não for reincidente;

b) em 1/4 (um quarto), se a falta da **CONTRATADA** não tiver produzido prejuízos relevantes para a **ELETROBRAS**;

c) em 1/4 (um quarto), se a **CONTRATADA** tiver reconhecido a falta e se dispuser a tomar medidas para corrigi-la; e

d) em 1/4 (um quarto), se a **CONTRATADA** comprovar a existência e a eficácia de procedimentos internos de integridade, de acordo com os requisitos do artigo 42 do Decreto n. 8.420/2015.

12.1.2.1. Na hipótese do item 12.1.2 desta Cláusula, se não caracterizada má-fé ou intenção desonesta e se a **CONTRATADA** contemplar os requisitos para as atenuantes previstos nas alíneas "a", "b", "c" e "d" do item 12.1.2, a pena de suspensão deve ser substituída pela de advertência, prevista no inciso I do artigo 83 da Lei n. 13.303/2016.

12.1.3. A **CONTRATADA** estará sujeita à multa:

a) de mora, por atrasos não justificados no prazo de execução de 0,5% (cinco décimos por cento) do valor da parcela do objeto contratual em atraso, por dia de atraso, limitada a 10% (dez por cento) do valor do Contrato.

b) compensatória, pelo descumprimento parcial do **CONTRATO**, referente ao não atendimento de cláusula contratual (inadimplemento parcial), no montante de até 10% (dez por cento) do valor do **CONTRATO**.

c) compensatória, pelo descumprimento total do Contrato, no montante de 25% (vinte e cinco por cento) do valor do Contrato.

12.1.4. Se a multa moratória alcançar o seu limite e a mora não se cessar, o Contrato pode ser rescindido, salvo decisão em contrário, devidamente motivada, do gestor do Contrato, fundamentada no item 11.1 do presente Contrato.

12.1.5. Se a multa for aplicada em decorrência de inadimplemento parcial, o percentual deve ser apurado em razão do valor da obrigação inadimplida.

12.1.6. Caso a multa não cubra os prejuízos causados pela **CONTRATADA**, a **ELETROBRAS** pode exigir indenização suplementar, valendo a multa como mínimo de indenização, na forma do preceituado no parágrafo único do artigo 416 do Código Civil.

12.1.7. A multa pode ser descontada da garantia, dos pagamentos devidos à **CONTRATADA** em razão do Contrato em que houve a aplicação da multa ou de eventual outro Contrato havido entre a **ELETROBRAS** e a **CONTRATADA**, aplicando-se a compensação prevista nos artigos 368 e seguintes do Código Civil.

CLÁUSULA TREZE

PUBLICIDADE E CONFIDENCIALIDADE

13.1. Quaisquer informações relativas ao presente Contrato, somente podem ser dadas ao conhecimento de terceiros, inclusive através dos meios de publicidade disponíveis, após autorização, por escrito, da **ELETROBRAS**. Para os efeitos desta Cláusula, deve ser formulada a solicitação, por escrito, à **ELETROBRAS**, informando todos os pormenores da intenção da **CONTRATADA**, reservando-se, à **ELETROBRAS**, o direito de aceitar ou não o pedido, no todo ou em parte.

CLÁUSULA QUATORZE

ATOS LESIVOS À ELETROBRAS

14.1. Com fundamento no artigo 5º da Lei nº 12.846/2013, a **CONTRATADA** estará sujeita às sanções estabelecidas na Cláusula Quinze deste contrato, observados o contraditório e a ampla defesa, e sem prejuízo das demais cominações legais, no caso dos atos lesivos à **ELETROBRAS**, assim definidos:

a) Prometer, oferecer ou dar, direta ou indiretamente, vantagem indevida a agente público, ou a terceira pessoa a ele relacionada, atuando em nome da **ELETROBRAS**;
b) Comprovadamente, financiar, custear, patrocinar ou de qualquer modo subvencionar a prática dos atos ilícitos previstos na Lei nº 12.846/2013, atuando em nome da **ELETROBRAS**;
c) Fraudar o presente contrato;
d) Criar, de modo fraudulento ou irregular, pessoa jurídica para celebrar o presente contrato;
e) Obter vantagem ou benefício indevido, de modo fraudulento, de modificações ou prorrogações deste contrato, sem autorização em lei, no ato convocatório da licitação ou neste instrumento contratual;
f) Manipular ou fraudar o equilíbrio econômico-financeiro deste contrato;
g) Dificultar atividade de investigação ou fiscalização de órgãos, entidades ou agentes públicos, ou intervir em sua atuação, inclusive no âmbito das agências reguladoras e dos órgãos de fiscalização do sistema financeiro nacional, no âmbito do objeto do presente Contrato;
h) Comprovadamente, utilizar-se de interposta pessoa física ou jurídica para ocultar ou dissimular seus reais interesses ou a identidade dos beneficiários dos atos praticados.

14.2. As sanções indicadas no item 14.1 desta Cláusula se aplicam quando a **CONTRATADA** se enquadrar na definição legal do parágrafo único do art. 1º da Lei nº 12.846/2013.

14.3. Ainda que não se enquadre na definição legal presente no parágrafo único do art. 1º da Lei nº 12.846/2013, a **CONTRATADA** compromete-se a não cometer os atos lesivos listados nesta cláusula junto a outros agentes públicos, durante a execução das atividades que concernem o âmbito do contrato firmado com a **ELETROBRAS**.

14.4. A **CONTRATADA** compromete-se a não realizar quaisquer ações ou omissões que constituam prática ilegal ou de corrupção, nos termos da Lei nº12.846/2013, Decreto nº 8.420/2015, Lei nº.13.303/2016 e Decreto nº8.945/2016, ou de quaisquer outras leis ou regulamentos aplicáveis.

CLÁUSULA QUINZE

DA RESPONSABILIZAÇÃO ADMINISTRATIVA

15.1. Caso a **CONTRATADA** pratique qualquer ato lesivo previsto no art. 5º da Lei nº 12.846/2013, estará sujeita às sanções administrativas previstas no art. 6º da referida lei, a seguir descritas, sem prejuízo da garantia a ampla defesa e ao contraditório:

a) multa, no valor de 0,1% (um décimo por cento) a 20% (vinte por cento) do faturamento bruto do último exercício anterior ao da instauração do processo administrativo, excluídos os tributos, a qual nunca será inferior à vantagem auferida, quando for possível sua estimação;
b) publicação extraordinária da decisão condenatória.

15.1.1 Na hipótese da alínea 'a' do item anterior, caso não seja possível utilizar o critério do valor do faturamento bruto da pessoa jurídica, a multa será de R$ 6.000,00 (seis mil reais) a R$ 60.000.000,00 (sessenta milhões de reais)."

15.2. A **ELETROBRAS** deve levar em consideração na aplicação das sanções aqui previstas o estabelecido no artigo 7º e seus incisos da Lei n. 12.846/2013.

15.3. Caso os atos lesivos apurados envolvam infrações administrativas ao Regulamento de Licitações e Contratos das empresas Eletrobras ou às disposições referentes à Lei nº.13.303/2016, e tenha ocorrido a apuração conjunta, a **CONTRATADA** também estará sujeita a sanções administrativas previstas na Lei nº.13.303/2016 e no Regulamento de Licitações e Contratos da Eletrobras que tenham como efeito restrição ao direito de participar em licitações ou de celebrar contratos com a administração pública, a serem aplicadas mediante Processo Administrativo de Responsabilização (PAR).

15.4. As sanções referenciadas no item 15.1 desta Cláusula serão aplicadas fundamentadamente, isolada ou cumulativamente, de acordo com as peculiaridades do caso concreto e com a gravidade e natureza das infrações.

15.5. A decisão administrativa proferida pela autoridade julgadora ao final do PAR será publicada no Diário Oficial da União e no site da **ELETROBRAS**.

15.6. A **CONTRATADA** sancionada administrativamente pela prática de atos lesivos contra a **ELETROBRAS**, nos termos da Lei nº 12.846/2013, publicará a decisão administrativa sancionadora, cumulativamente:

a) em meio de comunicação de grande circulação na área da prática da infração e de atuação da pessoa jurídica contratada ou, na sua falta, em publicação de circulação nacional;
b) em edital afixado no próprio estabelecimento ou no local de exercício da atividade, em localidade que permita a visibilidade pelo público, pelo prazo mínimo de 30 (trinta) dias;
c) em seu site eletrônico, pelo prazo de trinta dias e em destaque na página principal do referido site.

15.7. A aplicação das sanções previstas nesta Cláusula não exclui, em qualquer hipótese, a obrigação da reparação integral do dano causado.

15.8. A publicação a que se refere o 15.6 será efetuada a expensas da pessoa jurídica sancionada.

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

15.9. O processamento do PAR não interfere no seguimento regular dos processos administrativos específicos para apuração da ocorrência de danos e prejuízos à **ELETROBRAS** resultantes de ato lesivo cometido pela **CONTRATADA**, com ou sem a participação de agente público.

15.10. O PAR e a sanção administrativa obedecerão às regras e aos parâmetros dispostos em legislação específica, notadamente, na Lei nº 12.846/2013 e no Decreto nº 8.420/2015, inclusive suas eventuais alterações, sem prejuízo ainda da aplicação do ato de que trata o art. 21 do Decreto nº 8.420/2015.

15.11. Na esfera administrativa, a responsabilidade da pessoa jurídica não afasta a possibilidade de sua responsabilização na esfera judicial.

15.12. As disposições desta Cláusula se aplicam quando a **CONTRATADA** se enquadrar na definição legal do parágrafo único do art. 1º da Lei nº 12.846/2013.

15.13. Não obstante o disposto nesta Cláusula, a **CONTRATADA** está sujeita a quaisquer outras responsabilizações de natureza cível, administrativa e, ou criminal, previstas neste Contrato e, ou na legislação aplicável, no caso de quaisquer violações.

CLÁUSULA DEZESSEIS

DO PROGRAMA DE INTEGRIDADE (COMPLIANCE)

16.1. A **CONTRATADA** é responsável por conhecer e cumprir, no que couber, os princípios e padrões do Programa de Integridade (*Compliance*) da **ELETROBRAS** que se encontra disponível para consulta no site www.eletrobras.com.

16.2. Cabe à **CONTRATADA** apresentar a "Declaração de Integridade dos Representantes ou Fornecedores de Bens ou Serviços", Anexo II deste contrato, confirmando estar ciente dos termos e condições do Programa de Integridade (*Compliance*) das Empresas Eletrobras.

16.3. CONTRATADA deverá ter preenchido, previamente à assinatura do contrato, o "Formulário de *Due Diligence* de Fornecedores do Sistema Eletrobras", disponível no site da Eletrobras.

16.4. A **CONTRATADA** está ciente que a **ELETROBRAS** poderá analisar informações públicas sobre sócios, diretores, dirigentes e administradores das empresas licitantes, a fim de assegurar o cumprimento do Programa de Integridade (Compliance) das Empresas Eletrobras.

16.5. A **CONTRATADA** se compromete a cumprir a legislação anticorrupção a qual esteja submetida e que lhe é aplicável.

16.6. A **CONTRATADA** estará sujeita, durante a vigência do contrato, à avaliação de risco de integridade prevista no Programa de Integridade (*Compliance*) da **ELETROBRAS**, podendo ser requisitados esclarecimentos adicionais. Nestes casos, a **CONTRATADA** se compromete a prestar os esclarecimentos solicitados e apresentar documentos que comprovem as informações disponibilizadas em prazo máximo de 05 (cinco) dias úteis, sempre que necessário.

16.7. Entendendo que é papel de cada organização fomentar padrões éticos e de transparência em suas relações comerciais, a **ELETROBRAS** incentiva a **CONTRATADA**, caso ainda não possua,

a elaborar e implementar programa de integridade próprio, observando os critérios estabelecidos no Decreto nº 8.420/2015.

16.8. A **CONTRATADA** se compromete a acionar o Canal de Denúncias da Eletrobras, que funciona 24 (vinte e quatro) horas por dia, 07 (sete) dias por semana através do telefone 0800 377 8037, bem como através do link: http://www.canaldedenuncias.com.br/eletrobras/), caso venha a ter conhecimento de atitudes ilícitas ou suspeitas, bem como se compromete a divulgar entre os seus funcionários a utilização do referido Canal de Denúncias, quando necessário.

CLÁUSULA DEZESSETE

DECLARAÇÕES

17.1. A **CONTRATADA** declara e garante que nem a **CONTRATADA**, diretamente ou por intermédio de qualquer subsidiária ou afiliada, e nenhum de seus diretores, empregados, ou qualquer pessoa agindo em seu nome, realizou ou realizará qualquer ato que possa consistir em violação às proibições descritas na Lei Contra Práticas de Corrupção Estrangeiras de 1977 dos Estados Unidos da América (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), doravante denominada FCPA, incluindo pagamento, oferta, promessa ou autorização de pagamento de dinheiro ou algo de valor, direta ou indiretamente, a (i) qualquer empregado, oficial de governo ou representante de, ou qualquer pessoa agindo oficialmente para ou em nome de (A) uma entidade de governo, uma de suas subdivisões políticas ou uma de suas jurisdições locais; (B) um órgão, conselho, comissão, tribunal ou agência, seja civil ou militar, de qualquer dos indicados no item anterior, independentemente de sua constituição; (C) uma associação, organização, empresa ou empreendimento controlado ou de propriedade de um governo; ou (D) um partido político (os itens A a D doravante denominados conjuntamente AUTORIDADE GOVERNAMENTAL); (ii) um oficial legislativo, administrativo ou judicial, independentemente de se tratar de cargo eletivo ou comissionado; (iii) um oficial de, ou indivíduo que ocupe um cargo em, um partido político; (iv) um candidato a cargo político; (v) um indivíduo que ocupe qualquer outro cargo oficial, cerimonial, comissionado ou herdado em um governo ou qualquer um de seus órgãos; ou (vi) um oficial ou empregado de uma organização supranacional (por exemplo, Banco Mundial, Nações Unidas, Fundo Monetário Internacional, OCDE) (doravante denominado OFICIAL DE GOVERNO); ou a qualquer pessoa enquanto se saiba, ou se tenha motivos para crer que qualquer porção de tal troca é feita com o
propósito de, no âmbito do presente contrato:

a) Influenciar qualquer ato ou decisão de tal (tais) OFICIAL(IS) DE GOVERNO em seu ofício, incluindo deixar de realizar ato oficial, com o propósito de assistir a ELETROBRAS, a CONTRATADA ou qualquer outra pessoa a obter ou reter negócios, ou direcionar negócios a qualquer terceiro;

b) Assegurar vantagem imprópria;

c) Induzir tal (tais) OFICIAL(IS) DE GOVERNO a usar de sua influência para afetar ou influenciar qualquer ato ou decisão de uma AUTORIDADE GOVERNAMENTAL com o propósito de assistir a ELETROBRAS, a CONTRATADA ou qualquer outra pessoa a obter ou reter negócios, ou direcionar negócios a qualquer terceiro;

d) Fornecer um ganho ou benefício pessoal ilícito, seja financeiro ou de outro valor, a tal (tais) OFICIAL(IS) DE GOVERNO.

17.2. A CONTRATADA, inclusive seus diretores e empregados e todas as pessoas agindo em seu nome, com relação a todas as questões afetando a **ELETROBRAS** ou seus negócios, se obrigam a (i) permanecer em inteira conformidade com o FCPA, e com qualquer outra legislação antissuborno, anticorrupção e de conflitos de interesses aplicável, ou qualquer outra legislação, regra ou regulamento de propósito e efeito similares, abstendo-se de qualquer conduta que possa ser proibida a pessoas sujeitas ao FCPA; e (ii) observar, no que for aplicável, o Programa de Integridade (Compliance) das Empresas Eletrobras.

CLÁUSULA DEZOITO

OBRIGAÇÕES DA CONTRATADA

18.1. Cumprir fielmente todas as cláusulas e condições estabelecidas neste Contrato, bem como no edital e seus anexos,independentemente de transcrição, sendo certo que o não cumprimento sujeitará a **CONTRATADA** às penalidades previstas no Contrato.

18.2. Manter, durante a execução deste Contrato, em compatibilidade com as obrigações por ela assumidas, todas as condições de habilitação e qualificação exigidas na licitação.

18.3. Não ceder, transferir a terceiros, no todo ou em parte, bem como não sub-rogar os direitos e obrigações decorrentes deste Contrato.

18.4. Responder pelos encargos trabalhistas, sociais, previdenciários, tributários, comerciais e demais resultantes da prestação dos serviços objeto deste contrato.

18.5. Responsabilizar-se pelo comportamento dos profissionais componentes da sua equipe técnica, e substituir quaisquer deles cuja permanência na equipe venha a ser considerada indesejável, a critério da **ELETROBRAS**.

18.6. Responder pelas indenizações, danos e prejuízos causados a empregados da **ELETROBRAS**, bem como a terceiros, por culpa ou por consequência de imperícia, negligência ou imprudência de pessoas por ela designadas para o cumprimento do objeto deste Contrato, resguardado o direito da **CONTRATADA** ao contraditório e à ampla defesa.

18.7. Pagar pontualmente aos empregados, que sejam disponibilizados para os serviços objeto desta contratação, sem qualquer ônus adicional para a **ELETROBRAS**, e atender prontamente aos demais encargos decorrentes das leis trabalhistas, da previdência social, de seguros e acidentes de trabalho e quaisquer adicionais e direitos de seus empregados, sendo todos os recolhimentos feitos em seu nome.

18.8. A **CONTRATADA** não poderá divulgar dados, informações ou programas relacionados ao objeto a que se refere o presente Contrato, devendo ser mantido sigilo absoluto em relação a todas as bases de dados, acessadas ou que venham a ser geradas na prestação do serviço.

18.9. Manter sigilo sobre todas as informações fornecidas pela **ELETROBRAS** postas à sua disposição para a execução dos serviços, e não reproduzir ou copiar, total ou parcialmente, qualquer documento que lhe seja entregue por meio físico ou eletrônico, exceto nas necessidades decorrentes dos serviços objeto do Contrato.

18.10. Todos os tributos, despesas e quaisquer ônus de natureza federal, estadual ou municipal, relativos aopresente Contrato e decorrentes da legislação brasileira em vigor nesta data ficarão a cargo exclusivo da **CONTRATADA**, que também se responsabilizará por seus recolhimentos e pelo cumprimento de todas as obrigações e formalidades legais perante as autoridades competentes.

18.11. A **CONTRATADA** é responsável por conhecer o "Código de Conduta Ética e Integridade das Empresas Eletrobras" e o "Guia de Conduta para Fornecedores da Eletrobras", disponíveis no site da Eletrobras (http://eletrobras.com/pt/Paginas/Fornecedores.aspx), além dos princípios e padrões do Programa de Integridade (*Compliance*) das Empresas Eletrobras, cuidando para que suas disposições sejam observadas, no que couber, por todos os seus diretores, empregados, prepostos ou qualquer pessoa agindo em seu nome alocados para os serviços ou fornecimento de bens, objeto deste Contrato, ao longo de toda a sua execução.

18.12. A **ELETROBRAS** poderá solicitar documentos específicos relativos ao Contrato, realizar diligências na **CONTRATADA**, bem como conversar com o responsável pela auditoria interna da **CONTRATADA** (ou responsável por atividades correlatas) - desde que com a prévia anuência da **CONTRATADA** e diante da existência de indícios de fraude, que serão submetidos à **CONTRATADA** para conhecimento e manifestação - para monitorar e verificar sua conformidade com as disposições contidas no "Guia de Conduta para Fornecedores da Eletrobras", no "Código de Conduta Ética e Integridade das Empresas Eletrobras", no "Formulário de Due Diligence", disponibilizado no endereço a seguir: https://extranet.eletrobras.com/sites/pdd/SitePages/Formulario.aspx?isdlg=1, que deverá ser preenchido e assinado pela **CONTRATADA**, além das leis anticorrupção aplicáveis e do Programa de Integridade (*Compliance*) das Empresas Eletrobras, sendo a **CONTRATADA** responsável por manter em sua guarda todos os arquivos e registros evidenciando tal conformidade, assim como disponibilizá-los à **ELETROBRAS** dentro de 05 (cinco) dias a contar de sua solicitação.

18.13. Designar preposto para representá-la durante a execução do Contrato, o qual deverá apresentar-se à **ELETROBRAS** comprovando formalmente a condição de representante da **CONTRATADA** para tal encargo.

18.14. O não cumprimento de qualquer das condições estabelecidas sujeitará a **CONTRATADA** às penalidades previstas no contrato.

18.15. Cumprir e obedecer a política corporativa de segurança da informação estabelecida pela **ELETROBRAS.**

18.16. Notificar à **ELETROBRAS**, por escrito, quaisquer fatos que possam por em risco a execução do presente objeto;

18.17. Notificar prontamente à **ELETROBRAS** qualquer divulgação ou uso não autorizado de informações que porventura tomar conhecimento, adotando todas as medidas recomendadas pela **ELETROBRAS** para remediar qualquer divulgação ou uso.

18.18. Providenciar junto aos órgãos competentes e manter atualizadas todas as licenças e alvarás necessários à execução dos serviços.

18.19. Comunicar a imposição de penalidade que acarrete o impedimento de contratar com a **ELETROBRAS**.

18.20. Refazer, exclusivamente às suas custas e dentro do prazo fixado pela **ELETROBRAS**, os serviços executados com vícios ou defeitos, sem que tal fato possa ser invocado para justificar modificações no preço e nos prazos inicialmente pactuados.

18.21. Reparar todos os danos e prejuízos causados à **ELETROBRAS** em razão da prestação dos serviços, decorrentes de suas culpa ou dolo, não restando excluída esta responsabilidade pela presença da fiscalização.

18.22. Obedecer às instruções e aos procedimentos estabelecidos pela **ELETROBRAS** para a execução deste **CONTRATO**.

18.23. Apresentar à **ELETROBRAS** equipe composta por profissionais devidamente qualificados, experientes e com expertise necessária para a realização dos serviços, conforme exigido pelo Termo de Referência e indicado em sua Proposta.

18.23.1. No caso de necessidade de substituição de profissional, deverá submetê-la à **ELETROBRAS** em tempo hábil, de forma a não comprometer o andamento e o resultado dos trabalhos.

18.24. Comunicar à **ELETROBRAS**, em cada caso, sujeito à confirmação de recebimento, qualquer fato que exija sua manifestação ou providência, sem prejuízo da eventual adoção de medidas urgentes com vistas ao cumprimento do objeto do contrato.

18.25. Transferir para o domínio da **ELETROBRAS** todas as informações e a documentação produzidos por ocasião do término da vigência deste Contrato.

18.25.1. Nos termos do art. 80, da Lei nº 13.303/2016, os direitos patrimoniais e autorais de projetos ou serviços técnicos especializados desenvolvidos pela passam a ser propriedade da ELETROBRAS, sem prejuízo da preservação da identificação dos respectivos autores e da responsabilidade técnica a eles atribuída.

18.26. A **CONTRATADA** não poderá atuar em conflito de interesses com a **ELETROBRAS**.

18.27. Apresentar por escrito, esclarecimentos sobre seus relatórios, quando solicitados pela **ELETROBRAS**.

18.28. A **CONTRATADA**, bem como sua equipe técnica, sócios, diretores, profissionais e outras pessoas envolvidas na execução dos serviços que constituem o objeto do presente Contrato deverão assinar **Termo de Confidencialidade**, contido no Anexo I deste Contrato, comprometendo-se a manter em sigilo todas as informações não públicas fornecidas pela **ELETROBRAS**.

CLÁUSULA DEZENOVE

OBRIGAÇÕES DA ELETROBRAS

19.1. Mediante o fiel cumprimento das condições ajustadas, a **ELETROBRAS** deverá pagar à **CONTRATADA** pela execução do serviço.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

19.2. Facilitar, em tempo hábil para a **CONTRATADA,** o acesso a documentos e/ou informações de que disponha, porventura necessários à execução dos serviços.

19.3. Disponibilizar o acesso físico da **CONTRATADA** às dependências **ELETROBRAS**.

19.4. Orientar a **CONTRATADA** com relação à indicação de possíveis fontes de informação, porventura necessárias para a execução do serviço.

19.5. Designar empregado responsável para acompanhar a execução do Contrato.

19.6. Notificar a **CONTRATADA** sobre qualquer irregularidade verificada na execução do objeto.

19.7. Exercer permanentemente gestão e fiscalização da execução do objeto contratado, registrando ocorrências relacionadas à execução do objeto e determinando as medidas necessárias para a regularização dos problemas observados.

CLÁUSULA VINTE

CONDIÇÃO SUSPENSIVA DO CONTRATO

20.1. A presente contratação será realizada com base na Medida Provisória 1.031/21. Porém, como a MP ainda se encontra em tramitação nas duas casas do Congresso Nacional, seu conteúdo pode sofrer modificações, ou mesmo a MP não ser convertida em Lei, hipótese esta, inclusive, prevista em seu artigo 16.

20.2. O presente contrato tem condição suspensiva, estando o início da prestação do Serviço condicionado à convolação da MP 1.031 em lei. Dessa forma, em caso de não aprovação ou prescrição da MP 1.031, o que ocorrer primeiro, o contrato deverá ser rescindido, sem nenhum ônus para ambas as partes.

CLÁUSULA VINTE E UM

PROTEÇÃO DE DADOS PESSOAIS

21.1. Em cumprimento à Lei nº 13.709/2018 - Lei Geral de Proteção de Dados – LGPD, no desenvolvimento de quaisquer atividades relacionadas com a execução do Contrato celebrado, as Partes devem observar o regime legal da proteção de dados pessoais, comprometendo-se a proteger e tratar os dados coletados estrita e necessariamente para a execução do Contrato.

21.2. As partes são solidariamente responsáveis por eventuais incidentes de segurança de informação, nos termos da legislação vigente, mas a CONTRATANTE garante, no âmbito deste Contrato, o seu direito de regresso contra o Contratado, caso fique comprovado não ter sido ela a dar causa ao evento.

21.3. As partes obrigam-se a:

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

a)Tratar e usar os dados pessoais coletados para os fins a que se destinam, mantendo-os registrados, organizados, conservados e disponíveis para consulta.

b)Realizar o compartilhamento dos dados apenas e somente nos casos em que o seu titular tenha dado o consentimento inequívoco, ou nas situações legalmente previstas;

c) Tratar os dados de modo compatível com as finalidades para as quais tenham sido coletados e pelo mínimo de pessoas possível, devendo ser as mesmas identificáveis de plano.

d)Conservar os dados apenas durante o período necessário à execução das finalidades contratuais ou pelo prazo necessário ao cumprimento de eventual obrigação legal, garantindo a sua efetiva confidencialidade;

e)Implementar medidas técnicas e administrativas necessárias para proteger os dados contra alteração, perda, ou ainda difusão, acesso ou destruição - acidental ou intencionalmente – não autorizados, bem como contra qualquer outra forma de tratamento ilícito.

f) Informar, no prazo de até 24 horas, a outra Parte caso haja alguma suspeita ou incidente de segurança concreto envolvendo dados pessoais, devendo prestar toda a colaboração necessária a qualquer investigação que venha a ser realizada.

g)Garantir o exercício, pelos titulares dos dados, dos respectivos direitos de informação, acesso, revogação, oposição e portabilidade;

h)Assegurar que todas as pessoas que venham a ter acesso a dados pessoais no contexto do Contrato cumpram as disposições legais aplicáveis em matéria de proteção de dados pessoais, não cedendo ou divulgando tais dados pessoais a terceiros, nem deles fazendo uso para quaisquer fins que não os estritamente consentidos pelos respectivos titulares.

CLÁUSULA VINTE E DOIS

FORO

22.1. As partes contratantes elegem o foro da cidade do Rio de Janeiro, para solução de qualquer questão oriunda do presente Contrato, com exclusão de qualquer outro. E por estarem assim justas e contratadas, as partes assinam o presente Contrato.

A data de assinatura deste contrato é a data da última assinatura eletrônica/digital da autoridade competente da ELETROBRAS, conforme protocolo de assinaturas anexo a este contrato.

Efetuados os preenchimentos devidos, o presente Contrato está de acordo com a Minuta aprovada pelo Jurídico.

XXXXXXXXX

CPF: xxxxxxxxxx

ANALISTA / TESTEMUNHA

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CPF: xxxxxxxxxx

TESTEMUNHA

XXXXXXXXX

CPF: xxxxxxxxxx

Cargo

CONTRATADA

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CPF: xxxxxxxxx

Cargo

ELETROBRAS

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONTRATO Nº ECE ....../.....

ANEXO I – TERMO DE CONFIDENCIALIDADE

[Local], [Data]

À

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

XXXXXXXXXX, sociedade [limitada/anônima], organizada sob as leis [=], com sede na [=], Cidade do [=], Estado do [=], inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda sob o nº [=], neste ato representada na forma de seus documentos societários, que integram o presente **TERMO DE CONFIDENCIALIDADE** como **Anexo x**, por [=], ao final nomeado(s) e assinado(s), com firma devidamente reconhecida, doravante denominada simplesmente **PARTE INTERESSADA**;

> [***NOTA***: *Anexar a este instrumento, como Anexo x, conforme o caso, (i) estatuto ou contrato social ou, se fundo de investimento, regulamento do fundo e estatuto ou contrato social do administrador; (ii) ato societário de eleição da administração, incluindo dos signatários deste instrumento ou da procuração; e (iii) instrumento de procuração.*]

CONSIDERANDO QUE:

A **PARTE INTERESSADA** irá promover discussões, receber informações e manter tratativas para subsidiar execução de serviços técnicos, a ser realizado em conformidade com o Edital de pregão eletrônico nº. xxxxxx, para a realização do objeto deste contrato.

A fim de viabilizar a execução dos serviços objeto do Edital de pregão eletrônico nº. xxxxxx, a ELETROBRAS disponibilizará à **PARTE INTERESSADA** informações confidenciais relativas aos negócios, à operação e/ou ao patrimônio da ELETROBRAS e das empresas objeto da contratação, incluindo o acesso pela **PARTE INTERESSADA** às outras informações confidenciais adicionais que entenda pertinentes;

A ELETROBRAS deseja proteger as **Informações Confidenciais** de divulgação para terceiros e de seu uso não autorizado e exige, para franquear acesso às **Informações Confidenciais**, que a **PARTE INTERESSADA** preste certas declarações e garantias e se obrigue, por si e por todos os seus **REPRESENTANTES**, a manter a confidencialidade dessas **Informações Confidenciais**;

A **PARTE INTERESSADA** compromete-se, por meio deste **TERMO DE CONFIDENCIALIDADE**, a observar e submeter-se às regras e condições abaixo descritas:

a - DEFINIÇÕES

1.1. O termo "**Informação Confidencial**" significa, para fins deste **TERMO DE CONFIDENCIALIDADE**, toda e qualquer informação de natureza operacional, econômica, técnica, contábil, comercial, ambiental, jurídica ou de qualquer outra natureza, revelada, fornecida ou comunicada, seja verbalmente ou por escrito, em forma eletrônica ou não, incluindo, sem limitação, textos, fotografias, desenhos, gráficos, projetos, estudos, documentos, mapas, planos, especificações, diagramas, padrões, procedimentos, técnicas, direitos, relações comerciais,

knowhow, tecnologia, composição de preços, inventos, segredos de comércio, contratos, instrumentos, relatórios, interpretações, previsões, registros ou qualquer outro documento relativo à ELETROBRAS e/ou às empresas objeto da contratação, fornecido ou disponibilizado à **PARTE INTERESSADA** ou a seus **REPRESENTANTES**, por qualquer meio.

1.1.1. Todas e quaisquer análises, compilações, previsões, estudos ou outros documentos elaborados pela ELETROBRAS, pela **PARTE INTERESSADA**, ou por seus **REPRESENTANTES** com base nas **Informações Confidenciais** descritas no item 1.1 acima serão também considerados como **Informação Confidencial** para os fins do presente instrumento.

1.1.2. A ELETROBRAS não prestou, nem prestará, qualquer declaração ou garantia, explícita ou implícita, com relação à exatidão ou abrangência das **Informações Confidenciais,** e a **PARTE INTERESSADA** reconhece que a ELETROBRAS não terá qualquer responsabilidade relacionada à **Informação Confidencial**, incluindo por eventuais erros ou omissões.

1.2. O termo **REPRESENTANTES**, quando utilizado neste **TERMO DE CONFIDENCIALIDADE**, deverá incluir qualquer diretor, conselheiro, administrador, empregado, preposto a qualquer título, auditor, advogado, consultor, representantes autorizados, ou outros assessores, da ELETROBRAS, das empresas objeto da contratação, da **PARTE INTERESSADA** e/ou de suas respectivas **AFILIADAS**, conforme o caso, que tenham acesso à **Informação Confidencial**, nos termos deste **TERMO DE CONFIDENCIALIDADE**.

1.3. O termo **AFILIADA,** quando utilizado neste **TERMO DE CONFIDENCIALIDADE**, significa, conforme o caso, todos os eventuais controladores diretos ou indiretos da ELETROBRAS, das empresas objeto da contratação e/ou da **PARTE INTERESSADA,** bem como qualquer outra entidade que seja direta ou indiretamente controlada pela ELETROBRAS e/ou pela **PARTE INTERESSADA**, ou por seu(s) controlador(es).

1.3.1. Para fins deste **TERMO DE CONFIDENCIALIDADE**, controle acionário deverá ser entendido segundo o significado atribuído no artigo 116 da Lei 6.404, de 14 de dezembro de 1976, conforme alterada e em vigor.

1.4. O termo **PARTE DIVULGADORA** significa, no âmbito deste **TERMO DE CONFIDENCIALIDADE**, a ELETROBRAS, as empresas objeto da contratação e/ou suas respectivas **AFILIADAS**, a depender de quem for detentor da respectiva **Informação Confidencial** divulgada, e o termo **PARTE RECEPTORA** significa a **PARTE INTERESSADA,** que recebe tal **Informação Confidencial** (quando em conjunto, **PARTES**).

a - **DO OBJETO**

O presente **TERMO DE CONFIDENCIALIDADE** tem por objeto assegurar, e comprometer a **PARTE INTERESSADA** com, durante todo o prazo previsto na Cláusula 3ª abaixo, o sigilo, a confidencialidade e o acesso restrito de todas e quaisquer **Informações Confidenciais** relacionadas ao serviço objeto da contratação pelo do Edital de pregão eletrônico nº. xxxxxx, sem

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

prejuízo de qualquer outra proteção assegurada à **PARTE DIVULGADORA** por normas de propriedade industrial ou intelectual.

a - **DO PRAZO**

As obrigações previstas neste **TERMO DE CONFIDENCIALIDADE** permanecerão vigentes pelo período de 5 (cinco) anos contados da assinatura do presente **TERMO DE CONFIDENCIALIDADE**, independentemente das negociações continuarem ou da segregação patrimonial da Eletronuclear e da Itaipu Binacional ser consumada, ou da conversão da MP 1.031/2021.

a - **DAS OBRIGAÇÕES**

4.1. Em decorrência do compromisso de sigilo firmado neste **TERMO DE CONFIDENCIALIDADE**, a **PARTE INTERESSADA** obriga-se por si e por seus **REPRESENTANTES** a:

Manter toda e qualquer **Informação Confidencial** como confidencial e, exceto conforme disposto na Cláusula 7ª abaixo, não revelar qualquer **Informação Confidencial** sob qualquer forma, assegurando a cautela razoável que a **PARTE INTERESSADA** normalmente exerce em relação à preservação de suas próprias informações confidenciais, utilizando-as exclusivamente para os fins previstos neste **TERMO DE CONFIDENCIALIDADE**, ressalvado, no entanto, que a **PARTE INTERESSADA** poderá revelar a **Informação Confidencial** a seus **REPRESENTANTES** que (a) necessitem conhecer a **Informação Confidencial** exclusivamente para os fins de avaliação da **operação de segregação patrimonial**, (b) sejam previamente informados acerca da natureza confidencial da **Informação Confidencial**, e (c) concordem, por escrito, em agir de acordo com os termos deste **TERMO DE CONFIDENCIALIDADE**; e

Enviar, imediatamente, notificação por escrito à ELETROBRAS informando a respeito de qualquer má utilização, revelação não autorizada, esbulho ou apropriação indébita das **Informações Confidenciais** que lhe forem reveladas, ou qualquer violação deste **TERMO DE CONFIDENCIALIDADE** que chegue ao seu conhecimento.

a - **DA DEVOLUÇÃO DE INFORMAÇÕES CONFIDENCIAIS**

5.1. Caso a **PARTE INTERESSADA** não prossiga na execução dos serviços objeto do do Edital de pregão eletrônico nº. xxxxxx ou, a qualquer momento, mediante requerimento da **PARTE DIVULGADORA**, a **PARTE INTERESSADA** obriga-se e compromete-se a devolver ou destruir todas as **Informações Confidenciais** recebidas, dentro do prazo de 10 (dez) dias úteis a contar da interrupção dos serviços ou do requerimento da **PARTE DIVULGADORA**, sem retenção de cópias e com a devida confirmação escrita de eventual destruição pela **PARTE RECEPTORA**.

a - **DAS PENALIDADES**

A **PARTE INTERESSADA** reconhece e concorda que o descumprimento de qualquer obrigação estabelecida neste **TERMO DE CONFIDENCIALIDADE** sujeitará a **PARTE INTERESSADA** a uma

multa não compensatória no valor de 25% do valor da contratação devida à ELETROBRAS, adicionalmente à responsabilização da **PARTE INTERESSADA** por perdas e danos, incluindo danos indiretos, causados à **PARTE DIVULGADORA**, que deverá ser integralmente indenizada pela **PARTE INTERESSADA**, sem prejuízo da adoção pela **PARTE DIVULGADORA** lesada de todas as medidas jurídicas cabíveis para assegurar a total proteção de suas **Informações Confidenciais**. Adicionalmente, a **PARTE INTERESSADA** assegura que fará com que seus **REPRESENTANTES** observem os termos deste **TERMO DE CONFIDENCIALIDADE** e será responsável por qualquer descumprimento deste **TERMO DE CONFIDENCIALIDADE** por qualquer de seus **REPRESENTANTES**.

a - **DA EXCEÇÃO À CONFIDENCIALIDADE**

7.1. Os termos e condições deste instrumento não se aplicam:

às informações que porventura foram, comprovada e legitimamente, obtidas pela **PARTE INTERESSADA** antes da assinatura deste **TERMO DE CONFIDENCIALIDADE** e não representem quebra por qualquer pessoa de qualquer obrigação de confidencialidade anterior aos termos deste **TERMO DE CONFIDENCIALIDADE**;

se a **PARTE DIVULGADORA** concordar previamente e por escrito em disponibilizar a terceiros determinada informação, observados os limites expressamente consentidos pela **PARTE DIVULGADORA** com relação à divulgação para tais terceiros;

à revelação obrigatória por força da legislação vigente, regulamento ou ato normativo de caráter mandatório, por exigência de qualquer autoridade governamental ou órgão regulador, ou em caso de decisão judicial, arbitral ou administrativa que determine a disponibilização de **Informação Confidencial**, devendo, entretanto, a **PARTE INTERESSADA** (i) divulgar somente a parcela da **Informação Confidencial** exigida para o cumprimento da respectiva obrigação, e (ii) envidar seus melhores esforços para que seja assegurado tratamento confidencial às **Informações Confidenciais** divulgadas;

se a informação houver sido expressamente identificada pela **PARTE DIVULGADORA** como não sendo informação de natureza privilegiada e confidencial; e

se, no momento da revelação, as informações já forem de domínio público em geral ou que, a partir desse momento, tenham se tornado de domínio público através de publicação ou procedimento equivalente que não constitua violação deste **TERMO DE CONFIDENCIALIDADE**.

Na hipótese de ocorrência do disposto na alínea (c), a **PARTE INTERESSADA** deverá imediatamente, antes de proceder a qualquer divulgação da **Informação Confidencial**, notificar a ELETROBRAS sobre tal solicitação ou exigência para que a **PARTE DIVULGADORA** possa buscar, na medida do possível, uma proteção ou dispensa de apresentação de tais **Informações Confidenciais**, em consonância com as disposições deste **TERMO DE CONFIDENCIALIDADE**.

a - **COMUNICAÇÕES**

8.1. Quaisquer comunicações ou notificações de uma das **PARTES** às outras **PARTES**, relacionadas com este **TERMO DE CONFIDENCIALIDADE**, deverão ser enviadas para os endereços indicados na Cláusula 8.2 abaixo e serão consideradas como entregues se:

recebidas, pessoalmente, contra recibo;

enviadas por carta registrada, com aviso de recebimento; ou

transmitidas por e-mail com confirmação de recebimento, ou por qualquer outro meio que assegure haver o destinatário recebido a comunicação ou a notificação.

8.2. As comunicações ou notificações serão dirigidas aos endereços e representantes abaixo indicados:

a) Se endereçadas à ELETROBRAS ou a qualquer PARTE DIVULGADORA**:**

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

xxxxxxxxxxxxxxx

Rua da Quitanda, 196 –

XXXXXX - RIO DE JANEIRO/RJ

E-MAIL: x@eletrobras.com

Se endereçadas à PARTE INTERESSADA:

[=] [dados do representante]

8.3. Cada uma das **PARTES** é responsável por notificar a outra caso ocorra mudança de endereço, dados ou representantes, considerando-se válida a comunicação realizada nos termos desta Cláusula 8ª, até o recebimento da referida notificação.

ª - DOS LIMITES DO TERMO DE CONFIDENCIALIDADE

9.1. Este **TERMO DE CONFIDENCIALIDADE** representa a livre manifestação de vontade da **PARTE INTERESSADA**, obrigando-a de forma irrevogável e irretratável e revertendo em benefício da ELETROBRAS e de qualquer outra **PARTE DIVULGADORA**.

9.2. O presente **TERMO DE CONFIDENCIALIDADE** não constitui compromisso de exclusividade entre as **PARTES,** assim como não obriga as **PARTES** a celebrar qualquer negócio futuro, incluindo a **POTENCIAL OPERAÇÃO**, e restringe-se somente às disposições que dele constem.

ª - ÉTICA E CONFORMIDADE

10.1 A **PARTE INTERESSADA** declara que não realizou, e concorda que não deverá, em conexão com as atividades contempladas por este **TERMO DE CONFIDENCIALIDADE**, ou em relação a quaisquer outras operações, comerciais ou não, que envolvam a ELETROBRAS, pagar, oferecer, prometer, ou autorizar o pagamento ou transferência de qualquer coisa de valor, direta ou indiretamente, a qualquer funcionário público ou empregado (incluindo funcionários de empresas estatais ou controladas pelo governo ou organização internacional público) ou a qualquer partido político, funcionário de partido, ou candidato internacional público, ou a qualquer outra pessoa ou entidade de uma forma que possa violar a Lei dos EUA contra Práticas de Corrupção Estrangeira, de 1977, e subsequentes alterações (o *Foreign Corrupt Practices Act* - FCPA) e a Lei Brasileira nº 12.846/2013.

ª - DAS DISPOSIÇÕES GERAIS

11.1 A **PARTE INTERESSADA** reconhece que a demora pela **PARTE DIVULGADORA** em exercer qualquer direito ou privilégio em virtude deste instrumento não importará na renúncia aos termos do presente **TERMO DE CONFIDENCIALIDADE** ou prejudicará qualquer das declarações ora prestadas pela **PARTE INTERESSADA**.

11.2. Na hipótese em que qualquer dispositivo do presente **TERMO DE CONFIDENCIALIDADE** venha a ser considerado inválido, ilegal ou inexequível diante da legislação aplicável em vigor, tal fato não afetará a validade, legalidade ou exigibilidade de suas outras disposições que permanecerão válidas se com ele não conflitarem.

ª - DO FORO E DA LEI APLICÁVEL

12.1. A **PARTE INTERESSADA** expressamente reconhece o foro da Comarca da Capital do Estado do Rio de Janeiro como o único e exclusivo foro competente para dirimir quaisquer controvérsias em decorrência deste **TERMO DE CONFIDENCIALIDADE**. A **PARTE INTERESSADA** renuncia expressamente a qualquer outro, por mais privilegiado que seja.

12.2. Este **TERMO DE CONFIDENCIALIDADE**, bem como a execução dos direitos e obrigações dele decorrentes, são inteiramente regidos e interpretados de acordo com a legislação brasileira.

Local de assinatura, [***] de [****] de 2021.

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225

[DENOMINAÇÃO DA PARTE INTERESSADA]

____

Nome: Representante legal da empresa

Cargo:

<u>Anexo A</u>

DOCUMENTOS SOCIETÁRIOS

TERMO DE CONFIDENCIALIDADE INDIVIDUAL

[Local], [Data]

À

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Nome do Profissional............, nacionalidade..........., estado civil.........., profissão.........., identidade........... e CPF................, endereço ...., se compromete, por intermédio do presente **Termo de Confidencialidade Individual**, a não divulgar sem autorização quaisquer informações de propriedade da **Eletrobras** que tenha acesso em decorrência da execução do contrato que seu empregador ou empresa para a qual presta serviços mantém com a Eletrobras, em conformidade com as seguintes condições:

O **Responsável** reconhece que, no desempenho de suas funções em decorrência do Contrato nº ____/2021, celebrado em ___/___/___ entre a empresa ____________________ e a Eletrobras, estabelece contato com informações privadas da **Eletrobras**, que podem e devem ser conceituadas como segredo de indústria ou de negócio. Estas informações devem ser tratadas confidencialmente sob qualquer condição e não podem ser divulgadas a terceiros não autorizados, aí se incluindo os próprios empregados da **Eletrobras**, sem a expressa e escrita autorização do representante legal signatário do Contrato ora referido.

CONSIDERANDO QUE:

A **PARTE INTERESSADA** irá promover discussões, receber informações e manter tratativas para subsidiar execução de serviços técnicos, a ser realizado em conformidade com o Edital de pregão eletrônico nº. xxxxxx, para a realização do objeto deste contrato.

A fim de viabilizar a execução dos serviços objeto do Edital de pregão eletrônico nº. xxxxxx, a ELETROBRAS disponibilizará à **PARTE INTERESSADA** informações confidenciais relativas aos negócios, à operação e/ou ao patrimônio da ELETROBRAS e das empresas objeto da contratação, incluindo o acesso pela **PARTE INTERESSADA** às outras informações confidenciais adicionais que entenda pertinentes;

A ELETROBRAS deseja proteger as **Informações Confidenciais** de divulgação para terceiros e de seu uso não autorizado e exige, para franquear acesso às **Informações Confidenciais**, que a **PARTE INTERESSADA** preste certas declarações e garantias e se obrigue, por si e por todos os seus **REPRESENTANTES**, a manter a confidencialidade dessas **Informações Confidenciais**;

A **PARTE INTERESSADA** compromete-se, por meio deste **TERMO DE CONFIDENCIALIDADE**, a observar e submeter-se às regras e condições abaixo descritas:

a – **DEFINIÇÕES**

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

1.1. O termo "**Informação Confidencial**" significa, para fins deste **TERMO DE CONFIDENCIALIDADE**, toda e qualquer informação de natureza operacional, econômica, técnica, contábil, comercial, ambiental, jurídica ou de qualquer outra natureza, revelada, fornecida ou comunicada, seja verbalmente ou por escrito, em forma eletrônica ou não, incluindo, sem limitação, textos, fotografias, desenhos, gráficos, projetos, estudos, documentos, mapas, planos, especificações, diagramas, padrões, procedimentos, técnicas, direitos, relações comerciais, *knowhow*, tecnologia, composição de preços, inventos, segredos de comércio, contratos, instrumentos, relatórios, interpretações, previsões, registros ou qualquer outro documento relativo à ELETROBRAS e/ou às empresas objeto da contratação, fornecido ou disponibilizado à **PARTE INTERESSADA** ou a seus **REPRESENTANTES**, por qualquer meio.

1.1.1. Todas e quaisquer análises, compilações, previsões, estudos ou outros documentos elaborados pela ELETROBRAS, pela **PARTE INTERESSADA**, ou por seus **REPRESENTANTES** com base nas **Informações Confidenciais** descritas no item 1.1 acima serão também considerados como **Informação Confidencial** para os fins do presente instrumento.

1.1.2. A ELETROBRAS não prestou, nem prestará, qualquer declaração ou garantia, explícita ou implícita, com relação à exatidão ou abrangência das **Informações Confidenciais,** e a **PARTE INTERESSADA** reconhece que a ELETROBRAS não terá qualquer responsabilidade relacionada à **Informação Confidencial**, incluindo por eventuais erros ou omissões.

1.2. O termo **REPRESENTANTES**, quando utilizado neste **TERMO DE CONFIDENCIALIDADE**, deverá incluir qualquer diretor, conselheiro, administrador, empregado, preposto a qualquer título, auditor, advogado, consultor, representantes autorizados, ou outros assessores, da ELETROBRAS, das empresas objeto da contratação, da **PARTE INTERESSADA** e/ou de suas respectivas **AFILIADAS**, conforme o caso, que tenham acesso à **Informação Confidencial**, nos termos deste **TERMO DE CONFIDENCIALIDADE**.

1.3. O termo **AFILIADA,** quando utilizado neste **TERMO DE CONFIDENCIALIDADE**, significa, conforme o caso, todos os eventuais controladores diretos ou indiretos da ELETROBRAS, das empresas objeto da contratação e/ou da **PARTE INTERESSADA,** bem como qualquer outra entidade que seja direta ou indiretamente controlada pela ELETROBRAS e/ou pela **PARTE INTERESSADA**, ou por seu(s) controlador(es).

1.3.1. Para fins deste **TERMO DE CONFIDENCIALIDADE**, controle acionário deverá ser entendido segundo o significado atribuído no artigo 116 da Lei 6.404, de 14 de dezembro de 1976, conforme alterada e em vigor.

1.4. O termo **PARTE DIVULGADORA** significa, no âmbito deste **TERMO DE CONFIDENCIALIDADE**, a ELETROBRAS, as empresas objeto da contratação e/ou suas respectivas **AFILIADAS**, a depender de quem for detentor da respectiva **Informação Confidencial** divulgada, e o termo **PARTE RECEPTORA** significa a **PARTE INTERESSADA,** que recebe tal **Informação Confidencial** (quando em conjunto, **PARTES**).

a - **DO OBJETO**

O presente **TERMO DE CONFIDENCIALIDADE** tem por objeto assegurar, e comprometer a **PARTE INTERESSADA** com, durante todo o prazo previsto na Cláusula 3ª abaixo, o sigilo, a confidencialidade e o acesso restrito de todas e quaisquer **Informações Confidenciais** relacionadas ao serviço objeto da contratação pelo do Edital de pregão eletrônico nº. xxxxxx, sem prejuízo de qualquer outra proteção assegurada à **PARTE DIVULGADORA** por normas de propriedade industrial ou intelectual.

a - **DO PRAZO**

As obrigações previstas neste **TERMO DE CONFIDENCIALIDADE** permanecerão vigentes pelo período de 5 (cinco) anos contados da assinatura do presente **TERMO DE CONFIDENCIALIDADE**, independentemente das negociações continuarem ou da segregação patrimonial da Eletronuclear e da Itaipu Binacional ser consumada, ou da conversão da MP 1.031/2021.

a - **DAS OBRIGAÇÕES**

4.1. Em decorrência do compromisso de sigilo firmado neste **TERMO DE CONFIDENCIALIDADE**, a **PARTE INTERESSADA** obriga-se por si e por seus **REPRESENTANTES** a:

Manter toda e qualquer **Informação Confidencial** como confidencial e, exceto conforme disposto na Cláusula 7ª abaixo, não revelar qualquer **Informação Confidencial** sob qualquer forma, assegurando a cautela razoável que a **PARTE INTERESSADA** normalmente exerce em relação à preservação de suas próprias informações confidenciais, utilizando-as exclusivamente para os fins previstos neste **TERMO DE CONFIDENCIALIDADE**, ressalvado, no entanto, que a **PARTE INTERESSADA** poderá revelar a **Informação Confidencial** a seus **REPRESENTANTES** que (a) necessitem conhecer a **Informação Confidencial** exclusivamente para os fins de avaliação da **operação de segregação patrimonial**, (b) sejam previamente informados acerca da natureza confidencial da **Informação Confidencial**, e (c) concordem, por escrito, em agir de acordo com os termos deste **TERMO DE CONFIDENCIALIDADE**; e

Enviar, imediatamente, notificação por escrito à ELETROBRAS informando a respeito de qualquer má utilização, revelação não autorizada, esbulho ou apropriação indébita das **Informações Confidenciais** que lhe forem reveladas, ou qualquer violação deste **TERMO DE CONFIDENCIALIDADE** que chegue ao seu conhecimento.

a - **DA DEVOLUÇÃO DE INFORMAÇÕES CONFIDENCIAIS**

5.1. Caso a **PARTE INTERESSADA** não prossiga na execução dos serviços objeto do do Edital de pregão eletrônico nº. xxxxxx ou, a qualquer momento, mediante requerimento da **PARTE DIVULGADORA**, a **PARTE INTERESSADA** obriga-se e compromete-se a devolver ou destruir todas as **Informações Confidenciais** recebidas, dentro do prazo de 10 (dez) dias úteis a contar da interrupção dos serviços ou do requerimento da **PARTE DIVULGADORA**, sem retenção de cópias e com a devida confirmação escrita de eventual destruição pela **PARTE RECEPTORA**.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

a - **DAS PENALIDADES**

A **PARTE INTERESSADA** reconhece e concorda que o descumprimento de qualquer obrigação estabelecida neste **TERMO DE CONFIDENCIALIDADE** sujeitará a **PARTE INTERESSADA** a uma multa não compensatória no valor de 25% do valor da contratação devida à ELETROBRAS, adicionalmente à responsabilização da **PARTE INTERESSADA** por perdas e danos, incluindo danos indiretos, causados à **PARTE DIVULGADORA**, que deverá ser integralmente indenizada pela **PARTE INTERESSADA**, sem prejuízo da adoção pela **PARTE DIVULGADORA** lesada de todas as medidas jurídicas cabíveis para assegurar a total proteção de suas **Informações Confidenciais**. Adicionalmente, a **PARTE INTERESSADA** assegura que fará com que seus **REPRESENTANTES** observem os termos deste **TERMO DE CONFIDENCIALIDADE** e será responsável por qualquer descumprimento deste **TERMO DE CONFIDENCIALIDADE** por qualquer de seus **REPRESENTANTES**.

a - **DA EXCEÇÃO À CONFIDENCIALIDADE**

7.1. Os termos e condições deste instrumento não se aplicam:

às informações que porventura foram, comprovada e legitimamente, obtidas pela **PARTE INTERESSADA** antes da assinatura deste **TERMO DE CONFIDENCIALIDADE** e não representem quebra por qualquer pessoa de qualquer obrigação de confidencialidade anterior aos termos deste **TERMO DE CONFIDENCIALIDADE**;

se a **PARTE DIVULGADORA** concordar previamente e por escrito em disponibilizar a terceiros determinada informação, observados os limites expressamente consentidos pela **PARTE DIVULGADORA** com relação à divulgação para tais terceiros;

à revelação obrigatória por força da legislação vigente, regulamento ou ato normativo de caráter mandatório, por exigência de qualquer autoridade governamental ou órgão regulador, ou em caso de decisão judicial, arbitral ou administrativa que determine a disponibilização de **Informação Confidencial**, devendo, entretanto, a **PARTE INTERESSADA** (i) divulgar somente a parcela da **Informação Confidencial** exigida para o cumprimento da respectiva obrigação, e (ii) envidar seus melhores esforços para que seja assegurado tratamento confidencial às **Informações Confidenciais** divulgadas;

se a informação houver sido expressamente identificada pela **PARTE DIVULGADORA** como não sendo informação de natureza privilegiada e confidencial; e

se, no momento da revelação, as informações já forem de domínio público em geral ou que, a partir desse momento, tenham se tornado de domínio público através de publicação ou procedimento equivalente que não constitua violação deste **TERMO DE CONFIDENCIALIDADE**.

Na hipótese de ocorrência do disposto na alínea (c), a **PARTE INTERESSADA** deverá imediatamente, antes de proceder a qualquer divulgação da **Informação Confidencial**, notificar a ELETROBRAS sobre tal solicitação ou exigência para que a **PARTE DIVULGADORA** possa buscar,

na medida do possível, uma proteção ou dispensa de apresentação de tais **Informações Confidenciais**, em consonância com as disposições deste **TERMO DE CONFIDENCIALIDADE**.

a - **COMUNICAÇÕES**

8.1. Quaisquer comunicações ou notificações de uma das **PARTES** às outras **PARTES**, relacionadas com este **TERMO DE CONFIDENCIALIDADE**, deverão ser enviadas para os endereços indicados na Cláusula 8.2 abaixo e serão consideradas como entregues se:

recebidas, pessoalmente, contra recibo;

enviadas por carta registrada, com aviso de recebimento; ou

transmitidas por e-mail com confirmação de recebimento, ou por qualquer outro meio que assegure haver o destinatário recebido a comunicação ou a notificação.

8.2. As comunicações ou notificações serão dirigidas aos endereços e representantes abaixo indicados:

b) Se endereçadas à ELETROBRAS ou a qualquer PARTE DIVULGADORA**:**

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

xxxxxxxxxxxxxxxx

Rua da Quitanda, 196 –

XXXXXX - RIO DE JANEIRO/RJ

E-MAIL: x@eletrobras.com

Se endereçadas à PARTE INTERESSADA:

[=] [dados do representante]

8.3. Cada uma das **PARTES** é responsável por notificar a outra caso ocorra mudança de endereço, dados ou representantes, considerando-se válida a comunicação realizada nos termos desta Cláusula 8ª, até o recebimento da referida notificação.

a - **DOS LIMITES DO TERMO DE CONFIDENCIALIDADE**

9.1. Este **TERMO DE CONFIDENCIALIDADE** representa a livre manifestação de vontade da **PARTE INTERESSADA**, obrigando-a de forma irrevogável e irretratável e revertendo em benefício da ELETROBRAS e de qualquer outra **PARTE DIVULGADORA**.

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

9.2. O presente **TERMO DE CONFIDENCIALIDADE** não constitui compromisso de exclusividade entre as **PARTES,** assim como não obriga as **PARTES** a celebrar qualquer negócio futuro, incluindo a **POTENCIAL OPERAÇÃO**, e restringe-se somente às disposições que dele constem.

ª - ÉTICA E CONFORMIDADE

10.1 A **PARTE INTERESSADA** declara que não realizou, e concorda que não deverá, em conexão com as atividades contempladas por este **TERMO DE CONFIDENCIALIDADE**, ou em relação a quaisquer outras operações, comerciais ou não, que envolvam a ELETROBRAS, pagar, oferecer, prometer, ou autorizar o pagamento ou transferência de qualquer coisa de valor, direta ou indiretamente, a qualquer funcionário público ou empregado (incluindo funcionários de empresas estatais ou controladas pelo governo ou organização internacional público) ou a qualquer partido político, funcionário de partido, ou candidato internacional público, ou a qualquer outra pessoa ou entidade de uma forma que possa violar a Lei dos EUA contra Práticas de Corrupção Estrangeira, de 1977, e subsequentes alterações (o *Foreign Corrupt Practices Act* - FCPA) e a Lei Brasileira nº 12.846/2013.

ª - DAS DISPOSIÇÕES GERAIS

11.1 A **PARTE INTERESSADA** reconhece que a demora pela **PARTE DIVULGADORA** em exercer qualquer direito ou privilégio em virtude deste instrumento não importará na renúncia aos termos do presente **TERMO DE CONFIDENCIALIDADE** ou prejudicará qualquer das declarações ora prestadas pela **PARTE INTERESSADA**.

11.2. Na hipótese em que qualquer dispositivo do presente **TERMO DE CONFIDENCIALIDADE** venha a ser considerado inválido, ilegal ou inexequível diante da legislação aplicável em vigor, tal fato não afetará a validade, legalidade ou exigibilidade de suas outras disposições que permanecerão válidas se com ele não conflitarem.

ª - DO FORO E DA LEI APLICÁVEL

12.1. A **PARTE INTERESSADA** expressamente reconhece o foro da Comarca da Capital do Estado do Rio de Janeiro como o único e exclusivo foro competente para dirimir quaisquer controvérsias em decorrência deste **TERMO DE CONFIDENCIALIDADE**. A **PARTE INTERESSADA** renuncia expressamente a qualquer outro, por mais privilegiado que seja.

12.2. Este **TERMO DE CONFIDENCIALIDADE**, bem como a execução dos direitos e obrigações dele decorrentes, são inteiramente regidos e interpretados de acordo com a legislação brasileira.

____
(Local e Data)

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

CONTRATO Nº ECE ....../.....

ANEXO II – DECLARAÇÃO DE INTEGRIDADE DOS REPRESENTANTES OU FORNECEDORES DE BENS OU SERVIÇOS

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

DECLARAÇÃO DE INTEGRIDADE DOS REPRESENTANTES OU FORNECEDORES DE BENS OU SERVIÇOS
(subitem 16.2)

A **CONTRATADA** neste ato declara em caráter irrevogável e irretratável que está ciente dos termos e condições aplicáveis à legislação anticorrupção vigente em decorrência do relacionamento com as Empresas Eletrobras, em especial os itens a seguir:

1. Definições

1.1. "**Agente de Governo**" significa (i) funcionário, gerente ou representante que atue em caráter oficial ou em nome de: (a) um governo nacional, uma divisão política ou uma jurisdição de tal governo; (b) órgão, conselho, comissão, tribunal ou agência, civil ou militar, de qualquer dos entes acima mencionadas, independente da sua constituição; (c) associação, organização ou empresa de propriedade ou controlada pelo governo; ou (d) partido político (no conjunto, "**Autoridade Governamental**"); (ii) funcionário que atue nos órgãos legislativo, administrativo ou judicial, quer tenha sido eleito ou nomeado; (iii) gerente ou indivíduo que ocupe cargo em partido político; (iv) candidato a cargo político; (v) gerente ou funcionário de organização supranacional (por exemplo, Banco Mundial, Nações Unidas, Fundo Monetário Internacional, OCDE, CAF); ou (vi) qualquer outra pessoa ligada ou associada, inclusive por parentesco direto, a quaisquer das categorias acima.

1.2. "**Leis Anticorrupção**" significa a Lei dos EUA contra Práticas de Corrupção Estrangeira, de 1977, e subsequentes alterações, (*Foreign Concept Practices Act* "**FCPA**"), a Lei Anticorrupção Brasileira (Lei nº 12.846/2013) e qualquer lei ou regulamento antissuborno, anticorrupção e de conflitos de interesses aplicável, ou qualquer outra legislação, regra ou regulamento de propósito e efeito similares.

2. Garantias e Compromissos da CONTRATADA

2.1. A **CONTRATADA** analisou, está familiarizada e entende os requisitos do Programa de Integridade (*Compliance*) das Empresas Eletrobras ("**Programa**") e deverá sempre observar tal Programa no que diz respeito ao desempenho de seus serviços em nome da **ELETROBRAS**. A **CONTRATADA** declara que tomou as medidas necessárias para garantir que todos os diretores, empregados, prepostos ou qualquer outra pessoa agindo eu seu nome envolvido nos serviços também esteja familiarizado com os requisitos do Programa de Integridade (*Compliance*) das Empresas Eletrobras.

2.2. Com relação aos serviços fornecidos pela **CONTRATADA**, a **CONTRATADA** não tomou e não tomará nenhuma medida que possa violar as proibições descritas nas Leis Anticorrupção, se as Leis Anticorrupção forem consideradas aplicáveis, inclusive:

a) pagar, oferecer, concordar em pagar, ou fazer com que sejam pagas, direta ou indiretamente, quaisquer contribuições, taxas ou comissões políticas a qualquer Agente do Governo, ou;
b) oferecer, pagar, prometer pagar ou autorizar que se dê dinheiro ou benefício em qualquer forma ou valor, direta ou indiretamente, a qualquer Agente do Governo ou a qualquer pessoa,

mesmo tendo conhecimento ou estando ciente da grande probabilidade de que toda ou parte de tal dinheiro ou benefício em qualquer forma ou valor será oferecido, dado, ou prometido, direta ou indiretamente, a qualquer Agente do Governo com a finalidade de:

i. influenciar em qualquer ato ou decisão de tal Agente do Governo, em sua qualidade oficial, inclusive uma decisão de deixar de cumprir suas funções oficiais; ou
ii. induzir tal Agente do Governo a usar sua influência junto à Autoridade Governamental com a finalidade de afetar ou influenciar qualquer ato ou decisão de tal Autoridade Governamental, ou assegurar uma vantagem indevida para a **ELETROBRAS** ou a **CONTRATADA**, com a finalidade de ajudar a **ELETROBRAS** ou a **CONTRATADA** a obter ou contratar negócios, ou encaminhar negócios a quaisquer terceiros.

2.3. A **CONTRATADA** garante ainda que entende plenamente e que anteriormente não se envolveu e não se envolverá em conduta que tenha resultado ou venha a resultar em violação das disposições de todos os requisitos legislativos e de órgãos reguladores, conforme aplicáveis, ao fornecimento dos serviços e aos termos desta declaração.

2.4. Com relação à execução dos serviços, a **CONTRATADA** preparará e manterá livros, registros e contas que, em detalhes razoáveis, reflitam, de forma precisa e clara, as transações e alienações dos ativos, e manterá um sistema de controle contábil interno suficiente para assegurar, de forma razoável, que:

a) as transações sejam executadas de acordo com a autorização geral ou específica da **ELETROBRAS** e sejam registradas de acordo com os princípios contábeis geralmente aceitos e/ou os padrões contábeis internacionais de forma a manter a contabilização de tais ativos;
b) o acesso aos ativos seja permitido somente de acordo com as demais obrigações do representante nos termos desta declaração;
c) a contabilização registrada dos ativos seja comparada aos ativos existentes, em níveis razoáveis, e que medidas adequadas sejam adotadas com relação a quaisquer diferenças.

2.5. Diante da presença de indícios de que a **CONTRATADA** esteja violando qualquer Lei Anticorrupção ou outra Lei prevista no item 1.2, ou no caso da **ELETROBRAS** ser acionada por qualquer órgão com objetivo de fornecer informação sobre seus terceiros, a **CONTRATADA** será comunicada de tais fatos e se compromete a colaborar com esclarecimentos formais ou permissão de acesso aos livros e registros contábeis, restritos aos termos do presente Contrato, no prazo de 10 (dez) dias úteis da referida comunicação. A **ELETROBRAS** se reserva o direito de indicar o profissional para verificação de livros e registros contábeis, a seu critério exclusivo, arcando com todos os custos incorridos.

2.6 A **CONTRATADA** se compromete a cumprir com as Leis Anticorrupção a que esteja submetida e que lhe são aplicáveis.

2.7. A **CONTRATAD**A garante que nenhum de seus administradores, diretores, empregados ou qualquer pessoa agindo em seu nome, nem qualquer membro direto de sua família (por exemplo, pais, cônjuges e irmãos) é um Agente do Governo e que nenhum deles possui parentesco ou relacionamento comercial com qualquer Agente do Governo a não ser conforme divulgado no "Formulário de *Due Diligence* de Fornecedores do Sistema Eletrobras", disponível no website da **ELETROBRAS**. A **CONTRATADA** informará imediatamente à **ELETROBRAS** sobre quaisquer relacionamentos futuros com qualquer Agente do Governo durante a vigência de sua contratação.

2.8. Em adição, a **CONTRATADA** declara estar ciente da possibilidade de a **ELETROBRAS** solicitar sua anuência para efetuar diligências e auditorias em suas dependências e/ou locais de prestação de serviços para monitorar e verificar o cumprimento das disposições contidas no "Guia de Conduta para Fornecedores da Eletrobras" e no "Código de Conduta Ética e Integridade das Empresas Eletrobras".

Eletrobras

DSS
Rua da Quitanda, nº 196 - 5ºandar
CEP: 20091-005 - Rio de Janeiro - RJ
TEL: (21) 2514-5580 / 5225
PE- 10/2021

2.9. A **CONTRATADA** se compromete a não realizar ações de corrupção ativa e tráfico de influência em transação comercial internacional no âmbito de sua atuação na prestação dos serviços no exterior contratados pelas Empresas Eletrobras.

3. Honorários e Pagamentos

3.1. A **CONTRATADA** receberá todos os pagamentos devidos por transferência eletrônica de fundos diretamente para a conta bancária periodicamente indicada à **ELETROBRAS**, em seu nome e país de residência da **CONTRATADA** ou no país em que os serviços são realizados.

4. Dever de informar

4.1. A **CONTRATADA** declara ter ciência da existência do Canal de Denúncias da Eletrobras, disponibilizado por meio do endereço eletrônico www.canaldedenuncias.com.br/eletrobras e do telefone 0800 377 8037, disponível 24 (vinte e quatro) horas por dia, 07 (sete) dias por semana e da responsabilidade de utilizá-lo, quando necessário, para manifestação de condutas que envolvam a **ELETROBRAS**, direta ou indiretamente, e que representem violações ao "Código de Conduta Ética e Integridade das Empresas Eletrobras" ou sejam incompatíveis com a legislação vigente.

4.2. A **CONTRATADA** compromete-se a informar imediatamente a **ELETROBRAS** se quaisquer eventos subsequentes fizerem com que as informações ou declarações aqui relatadas deixem de ser precisas ou completas.

5. Rescisão

5.1. O Representante/Fornecedor de Bens ou Serviços declara que concorda que as Empresas Eletrobras poderão suspender, por tempo determinado, ou rescindir sua contratação mediante aviso por escrito, após a realização do processo administrativo preceituado nos arts. 88 e 97 do Regulamento, respectivamente, caso entendam que o representante violou o Programa ou violará, ou se for processado por violação de uma Lei Anticorrupção.

A data de assinatura desta declaração é a data da assinatura eletrônica/digital pelo Representante Legal da **CONTRATADA**, conforme protocolo de assinaturas anexo.

Nome:___________________
CPF: ________________
Cargo: _________________
CONTRATADA